     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 1998

                                                      REGISTRATION NO. 333-47723
================================================================================
                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL
             (Exact name of Registrant as specified in its charter) ECUADORIAN TELECOMMUNICATIONS CONSORTIUM CORP. CONECEL
                (Translation of Registrant's name into English)

                            ------------------------

       REPUBLIC OF ECUADOR                       4812                                N/A
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                            ------------------------

                            AMAZONAS 6017 Y RIO COCA
                                 QUITO, ECUADOR
                                 (5932) 469-129

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                           1633 BROADWAY, 23RD FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 664-1666

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

               FERNANDO C. ALONSO, ESQ.                                    JAMES M. WADDINGTON, ESQ.
               SPENCER G. FELDMAN, ESQ.                                        PROSKAUER ROSE LLP
              GREENBERG TRAURIG HOFFMAN                                          1585 BROADWAY
             LIPOFF ROSEN & QUENTEL, P.A.                                   NEW YORK, NEW YORK 10036
                 1221 BRICKELL AVENUE                                         TEL: (212) 969-3000
                 MIAMI, FLORIDA 33131                                         FAX: (212) 969-2900
                 TEL: (305) 579-0500
                 FAX: (305) 579-0717

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                   Subject to Completion, Dated April 6, 1998

PROSPECTUS

                                  CONECEL LOGO
            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                      5,500,000 AMERICAN DEPOSITARY SHARES

             EACH REPRESENTING FOUR SHARES OF CLASS B COMMON STOCK

     Each American Depositary Share ("ADS") being offered hereby represents four shares of Class B Common Stock (the "Class B Common Stock") of Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL, a corporation (sociedad anonima) organized and existing under the laws of the Republic of Ecuador (the "Company"). The ADSs are evidenced by American Depositary Receipts ("ADRs"). See "Description of American Depositary Receipts."

     Of the 5,500,000 ADSs being offered hereby (the "Offering"), 5,217,300 ADSs are being sold by the Company and 282,700 ADSs are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the ADSs by the Selling Shareholders. See "Underwriting."


     Prior to the Offering, there has been no public market for the ADSs, Class B Common Stock or any other equity securities of the Company in Ecuador, the United States or elsewhere. It is currently estimated that the initial public offering price of the ADSs in the Offering will be between $12.50 and $13.50 per ADS. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price of the ADSs. The Company has two classes of shares, the Class B Common Stock being offered and the Class A Common Stock ("Class A Common Stock") of the Company. The rights of holders of the Class B Common Stock and holders of Class A Common Stock are substantially the same, except that holders of Class B Common Stock are not entitled to vote other than in certain limited circumstances. See "Description of Capital Stock." The ADSs have been approved for listing, upon official notice of issuance, on the Nasdaq National Market ("Nasdaq") under the symbol "PRTA."

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==========================================================================================================
                          Price to the   Underwriting Discounts    Proceeds to the     Proceeds to the
                             Public        and Commissions(1)         Company(2)     Selling Shareholders
----------------------------------------------------------------------------------------------------------
Per ADS...........          $              $                         $                 $
----------------------------------------------------------------------------------------------------------
Total(3)..........        $              $                         $                 $
==========================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting offering expenses estimated at $950,000 payable by the Company.


(3) The Company has granted to the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 825,000 additional ADSs at the same price and on the same terms as set forth herein, solely to cover over-allotments, if any. If the option granted to the Underwriters is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $      , $      and $      , respectively. See "Underwriting."

                          ---------------------------

                   JOINT GLOBAL COORDINATORS AND BOOKRUNNERS

          UBS SECURITIES                  SBC WARBURG DILLON READ INC.
                          ---------------------------


     The ADSs offered hereby are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the ADRs evidencing the ADSs
will be made on or about April   , 1998 at the offices of UBS Securities LLC,
New York, New York or through the facilities of The Depository Trust Company.

                          ---------------------------

UBS SECURITIES

                   SBC WARBURG DILLON READ INC.

                                           DONALDSON, LUFKIN & JENRETTE
                                                SECURITIES CORPORATION

                                                                 LEHMAN BROTHERS
                          ---------------------------


                 The date of this Prospectus is April   , 1998

                           [Inside Front Cover Page]

  COLOR GRAPHICS SHOWING THE COMPANY'S PRODUCTS, PRODUCT NAMES AND TRADEMARKS.

                  ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     The Company is a corporation (sociedad anonima) organized and existing under the laws of the Republic of Ecuador. All of the directors and officers of the Company and certain of the experts named in this Prospectus reside outside of the United States, and all or a substantial portion of the assets of such persons and the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act, or to enforce against the Company or any of them judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. The Company has been advised by Estudio Juridico Pareja, Abogados, its legal counsel in Ecuador, that there is doubt as to the enforceability, in original actions in Ecuadorian courts, of liabilities predicated solely on the United States federal securities laws and as to the enforceability in Ecuadorian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

     The Company has appointed CT Corporation System as its authorized agent upon which process may be served in any action arising out of or based upon the ADSs or the Class B Common Stock which may be instituted in any federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York. Such appointment may not be respected by an Ecuadorian court. See "Risk Factors -- Factors Relating to Ecuador -- Enforceability of Certain Civil Liabilities."

                     PRESENTATION OF FINANCIAL INFORMATION

     In this Prospectus, references to "sucres" are to Ecuadorian sucres and references to "$" and "Dollars" are to U.S. dollars. The Company maintains its financial statements in sucres and remeasures them into U.S. dollars in accordance with United States generally accepted accounting principles ("U.S. GAAP") as follows: non-monetary assets, liabilities, revenues and expenses are remeasured at the historical exchange rate. Monetary assets, liabilities, revenues and expenses are remeasured at the exchange rate in effect at the date a transaction occurs. Gains and losses related to the remeasurement of monetary assets and liabilities are included in the Company's statement of operations. The amounts remeasured to U.S. dollars reflect the foregoing currency remeasurement and are not indicative of any changes in exchange rates in prior or subsequent periods. See Note A of the Notes to Financial Statements. Such remeasurement does not imply that sucres may be exchanged for U.S. dollars at any such rate or at all. See "Annex A -- The Republic of Ecuador -- Economy" for a more detailed discussion regarding exchange rates in Ecuador.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements." All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. The Company cautions prospective investors that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation, (i) adverse changes in the Ecuadorian economy with respect to rates of inflation, economic growth, currency devaluation and other factors, (ii) the failure of the Ecuadorian economy to perform as predicted in future periods, (iii) adverse changes in the Ecuadorian political situation, including, without limitation, the reversal of various market-oriented reforms and economic recovery measures, or the failure of such reforms and measures to achieve their goals, (iv) adverse changes in the markets for the Company's services and (v) other factors discussed under "Risk Factors" herein. Prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. These forward-looking statements may be found under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."
                            ------------------------

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE ADSS OR CLASS B COMMON STOCK OR THE POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THOSE PURPOSES IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS ARE REQUIRED BY THE COMPANY, THE SELLING SHAREHOLDERS AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE ADSS OR CLASS B COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE ADSS, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, included elsewhere in this Prospectus, including information under "Risk Factors." For a description of the recent history of Ecuador, see "Annex A -- The Republic of Ecuador" and for the definitions of certain terms used herein, see "Annex B -- Glossary of Certain Telecommunications Terms." In this Prospectus, unless otherwise noted, (a) all information assumes that the Underwriters' over-allotment option is not exercised and (b) the financial statements included herein are presented in accordance with U.S. GAAP. As used in this Prospectus, (i) "Conecel" or the "Company" refers to Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL, an Ecuadorian corporation, and (ii) "Conecel Holdings" refers to Conecel Holdings Limited, a special purpose British Virgin Islands company which currently owns approximately 85% of the capital stock of Conecel.


                                  THE COMPANY

     The Company is the leading provider of integrated wireless telecommunications services in Ecuador, offering cellular, international and national long distance, data transmission and cellular public telephone services, and is the only company in Ecuador licensed to provide all of these services. The Company is the largest cellular provider in Ecuador, having 104,061 cellular subscribers as of December 31, 1997 and a cellular network that covers approximately 10.2 million people, representing in excess of 85% of the country's population. The Company is also the largest cellular public telephone operator in Ecuador with 1,440 cellular public telephones in operation as of December 31, 1997. The Company's recently-commenced data transmission operations are currently providing data, voice and image connectivity over its cellular network to a number of major Ecuadorian companies, and beginning in the second quarter of 1998, the Company anticipates offering Internet gateway services to its customers. The Company's products and services are marketed through its approximately 900 combined internal sales representatives and independent distributors utilizing the Company's "Porta" trademarks, one of the best known brand names in Ecuador.

     The Company has experienced substantial growth, with total revenues and operating income having grown to approximately $75.0 million and $13.8 million, respectively, for the year ended December 31, 1997 from approximately $29.8 million and $1.4 million, respectively, for the year ended December 31, 1996. In addition, average minutes of usage per reported subscriber has increased to 295 minutes per month in 1997 from 190 minutes per month in 1996, a 55.3% increase. As a result, total minutes of usage per month of the Company's reported subscribers has increased to 31.2 million minutes for December 1997 from 7.7 million minutes for December 1996.

THE ECUADORIAN TELECOMMUNICATIONS MARKET

     The lack of a highly-developed wireline telecommunications system in Ecuador has created a significant market opportunity for the Company. Ecuador currently has one of the least developed traditional wireline systems in Latin America with an average penetration rate, as of December 31, 1996, of only 6.4 telephone lines per 100 persons. Wireline penetration rates, by comparison, in Uruguay, Argentina, Chile, Venezuela, Colombia, Mexico, Brazil and Peru as of December 31, 1996, were 19.6%, 16.0%, 13.2%, 12.0%, 10.0%, 9.6%, 7.5% and 4.7%, respectively. The state-owned wireline system in Ecuador has yet to reach many of Ecuador's approximately 12 million people. Consequently, there are typically long waiting periods for new telephone lines that vary significantly by city and usually range from a few weeks or months in the best markets (including Quito and Guayaquil) to two years or longer in other markets. The lack of highly-developed wireline telecommunications systems in Ecuador has resulted in some subscribers looking to wireless telecommunications systems as a substitute (as well as a supplement) to wireline systems. In November 1997, the Government of Ecuador formed two regional operating entities, Andinatel, S.A. and Pacifictel, S.A. (together, the "Ecuadorian Wireline System"), in anticipation of the expected privatization of the state-owned wireline system (formerly known as Emetel, S.A.).

     The Ecuadorian cellular telephone industry has experienced significant growth since cellular services were first offered in March 1994, primarily as a result of the unfilled demand for traditional wireline telephone services, as well as the convenience, relatively short activation time and reliability of cellular telephones, and more recently as a result of the introduction of the "calling party pays" interconnection system in Ecuador, in which the originator of the call pays the entire cellular charge of the call.

BUSINESS STRATEGY

     The Company's current business strategy is to (i) take advantage of the strong demand for telecommunications services in Ecuador by aggressively marketing its cellular services to a broader potential subscriber base with an emphasis on maximizing shareholder return through a full range of competitively-priced service plans and by increasing the capacity of its cellular network to support additional subscribers, (ii) exploit the competitive advantages associated with its digital TDMA service (including a complete line of value-added telecommunications services) and high-quality international and national long distance services, (iii) leverage the local strengths associated with the Company's extensive distribution channels and continue to expand such channels by adding more independent distributors, (iv) differentiate its services by providing high-quality, reliable customer service and (v) capitalize on its strong brand name recognition throughout the country. The Company's long-term strategy is to expand the range of telecommunications products and services which it offers through its network to satisfy all of a customer's telecommunications needs, from national and international cellular telephone services to data transmission connectivity for Internet access, videoconferencing, e-mail and fax, and to consistently be the first company to introduce innovative telecommunications and multimedia technologies in Ecuador under its "Porta" brand name as such technologies become available in other parts of the world. As part of this strategy, beginning in the second quarter of 1998, the Company anticipates offering Internet gateway services to provide network access to local Internet service providers, as well as to the Company's existing customer base.

BUSINESS OPERATIONS

     The Company's operations are currently focused in four principal areas: (i) cellular operations, (ii) international and national long distance service,
(iii) data transmission services and (iv) public cellular telephones. For the year ended December 31, 1997, approximately 95% of the Company's revenues were attributable to cellular operations.

     Cellular Operations. The Company was the first company to provide cellular telephone services in Ecuador, commencing in March 1994, and is the current market leader. The Company owns and operates 63 cell sites, 17 cell repeaters and two switching centers connected through 57 microwave-based cellular transmission facilities (the "Network") that currently operate in a geographic area that covers approximately 85% of the country's population. The Network is based on a system using digital TDMA technology and equipment predominately supplied by Northern Telecom Limited ("Northern Telecom"). As of December 31, 1997, the geographic area covered by the Company's Network had an estimated aggregate population of approximately 10.2 million people, including the main metropolitan areas of Quito, the capital city with approximately 1.5 million people, Guayaquil, the main commercial center with approximately 2 million people, and Cuenca, with approximately 500,000 people. As of December 31, 1997, the Company had 104,061 reported cellular subscribers, resulting in a market penetration of approximately 0.88% and representing approximately 65% of the total cellular subscribers in Ecuador, based on the Company's estimates. To support the significant growth in its subscriber base, the Company has invested approximately $80.0 million through December 31, 1997 to construct its Network and, as of such date, had upgraded approximately 50% of the Network with digital TDMA technology. The Company anticipates that 90% of the Network will be digitalized by the end of 1998. The Company holds one of only two cellular telephone concessions granted by the Government of Ecuador, and is the only cellular operator providing digital wireless service in the country. The Company's cellular telephone concession (the "Cellular Concession"), which was awarded in August 1993, has a term of 15 years and is renewable at the option of the Government of Ecuador for an additional 15-year term.

     International and National Long Distance Service. The Company provides international and national long distance service to its cellular customers under the terms of its Cellular Concession. The Company began providing international long distance service to the United States in August 1996 and worldwide in March 1997 and routed an average of approximately 150,000 minutes per month of outbound international long distance traffic during 1997. The Company seeks to capitalize on the low call completion rate, poor voice quality and inability to encrypt transmissions of existing Ecuadorian long-distance telephone companies with analog-based systems, by providing high quality long distance service through its Network in conjunction with TeleData World Services, Inc. and SysNet Corp. The Company has established "roaming" arrangements to enable its subscribers to utilize their cellular telephones throughout most of Latin America, the United States and Canada. The Company has also recently entered into a roaming agreement with Iridium SudAmerica Corporation that is expected to enable the Company's subscribers to utilize cellular telephones throughout the rest of the world once the Iridium network is functioning, which is expected to be in September 1998.

     Data Transmission Services. The Company recently began providing data transmission services in Ecuador through the Network's existing teleport facilities and microwave network under the terms of its data transmission concession (the "Data Transmission Concession"). Data transmission service is one of the fastest-growing sectors of the Ecuadorian telecommunications market, primarily due to demand from companies in the financial, manufacturing, health care and travel industries, requiring instantaneous access to information around the world. Since March 1997, the Company has entered into ten data transmission service agreements, including agreements with a number of major Ecuadorian companies, and the Company is currently negotiating to enter into additional data transmission service agreements, however no assurance can be given that any agreements in negotiation will be concluded. The Data Transmission Concession, which was awarded to the Company in December 1994, has a term of 15 years and is renewable at the option of the Government of Ecuador for an additional 15-year term. In addition, under the terms of a recently awarded ten-year Internet service concession, the Company anticipates offering Internet gateway services to provide network access to local Internet service providers, as well as to the Company's existing customer base, beginning in the second quarter of 1998. Such gateway services will provide World Wide Web graphical information, database access and e-mail capabilities to these customers.

     Public Cellular Telephones. The Company is required to install and operate public telephones using cellular technology under the terms of its Cellular Concession. The capital and largest commercial cities in Ecuador have relatively few operational public telephones, and rural areas have significantly fewer. The Company believes that providing public cellular telephones complements its core cellular operations by (i) providing additional access to telephone service for new and existing customers, including a segment of the population that would not otherwise purchase telephone services, (ii) increasing utilization of the Network, thereby adding significant incremental revenues and cash flow, and
(iii) expanding the Company's marketing of its branded products. As of December 31, 1997, the Company had 1,440 public cellular telephones in operation, which generated average monthly revenues of approximately $110 per telephone and had an average payback period of 18 months. The Company's public cellular telephones operate using prepaid phone cards, thereby minimizing the risks of fraud, vandalism and noncollection.

     The Company is a corporation (sociedad anonima) formed in June 1993 under the laws of the Republic of Ecuador. The Company's principal executive office is located at Amazonas 6017 y Rio Coca, Quito, Ecuador, and its main telephone number at this office is (5932) 469-129. In addition, the Company maintains an Internet home page which is located on the World Wide Web at http://www.porta.net.

                              RECENT TRANSACTIONS

     The Company is currently controlled by the Parra family, a leading Ecuadorian family with interests in the country's banking, construction, real estate and agricultural industries (the "Parra Family"), through its 100% interest in Conecel Holdings, which currently owns approximately 85% of the capital stock of the Company. The remaining 15% of the capital stock of the Company is owned by Centro Empresarial, Cempresa C.A. ("Cempresa"), an Ecuadorian corporation that is also controlled by the Parra Family. Conecel Holdings acquired its shares in the Company in September 1997 from three former minority shareholders, including Grupo Iusacell, S.A. de C.V., the Mexican telecommunications affiliate of Bell Atlantic Corporation (which sold in the aggregate 47.37% of the outstanding shares for a purchase price of $51.0 million), and from Cempresa (which sold 37.63% of the outstanding shares for a purchase price of $27.5 million). Cempresa retained 15% of the outstanding shares and entered into an agreement, described below, concerning the subsequent distribution of such retained shares. In connection with such acquisition, on September 30, 1997, Conecel Holdings sold in a private transaction to qualified institutional buyers, $121.0 million aggregate principal amount of Conecel Holdings' 14% Series A Secured Notes due 2000 (the "Conecel Holdings Notes") and transferable warrants to purchase 1,633,500 shares of the Company's Class B Common Stock from Conecel Holdings (the "Warrants").


     Concurrently with the closing of the Offering, Conecel Holdings will transfer its obligations under the Conecel Holdings Notes to the Company, which will use a substantial portion of the net proceeds of the Offering to redeem such Notes in part (though not less than 35% of the outstanding principal amount thereof) at a redemption price equal to 107% of the outstanding principal amount thereof, plus unpaid accrued interest to the redemption date. The Conecel Holdings Notes that are not redeemed by the Company will remain obligations of Conecel Holdings. See "Use of Proceeds." Following the Offering and the application of the proceeds thereof, the Company will continue to have outstanding $125.0 million aggregate principal amount of 14% Notes due 2002, the holders of which have waived compliance with certain covenants to permit the prepayment of a portion of the Conecel Holdings Notes from the net proceeds of the Offering. See "The Conecel Indebtedness." In addition, the holders of the Warrants that have agreed to sell shares hereunder are expected to exercise their Warrants for shares of Class B Common Stock and sell such shares as part of the Offering. See "Principal and Selling Shareholders."


     In September 1997, an entity wholly owned by the Parra Family preliminarily agreed to purchase from MasTec Inc. ("MasTec"), a Miami-based telecommunications engineering and construction company, the 40% interest in Cempresa which the Parra Family did not own, in exchange for $20.0 million in cash and 7,500,000 shares of the Company's Class B Common Stock owned by Cempresa (which it will convert from an equal number of shares of Class A Common Stock) (the "MasTec Transaction"). Pursuant to a definitive stock purchase agreement, the cash portion of the MasTec Transaction was paid in December 1997, with the share transfer to occur concurrently with the consummation of the Offering. Of the remaining shares of Class A Common Stock held by Cempresa, 3,000,000 shares will be transferred to Conecel Holdings, thereby increasing its ownership interest in the Company to approximately 89% of the outstanding capital stock (prior to the Offering), and 750,000 shares will be converted into Class B Common Stock and transferred to an unaffiliated entity for services rendered in connection with the MasTec Transaction. As a result of the foregoing, following the consummation of the Offering, the Parra Family will control 100% of the outstanding shares of Class A Common Stock of the Company and effectively possess full operating and Board control of the Company. See "Certain Relationships and Related Transactions."

                                  THE OFFERING

ADSs Offered...............  5,500,000 ADSs. Each ADS represents four shares of
                             Class B Common Stock. The ADSs are evidenced by ADRs. See "Description of American Depositary Receipts."


ADSs offered by the
Company....................  5,217,300 ADSs.


ADSs offered by the Selling
  Shareholders.............  282,700 ADSs.


Over-Allotment Option......  The Company has granted the Underwriters an option to purchase up to an aggregate of 825,000 additional ADSs solely for the purpose of covering over-allotments, if any. See "Underwriting."

Shares Outstanding(1)(2)...

                                                                                            AFTER GIVING
                                                                            PRIOR TO          EFFECT TO
                                                                          THE OFFERING     THE OFFERING(3)
                                                                         ---------------   ---------------
                             Class A Common Stock......................    63,394,162        63,394,162
                             Class B Common Stock......................    11,605,838        32,475,038
                                                                           ----------        ----------
                                      Total............................    75,000,000        95,869,200
                                                                           ==========        ==========


Initial Offering Price.....  It is anticipated that the initial offering price of the ADSs will be between $12.50 and $13.50 per ADS.


Use of Proceeds............  The net proceeds to be received by the Company from its sale of the ADSs are estimated to be approximately $63.1 million (at an assumed initial public offering price of $13.00 per ADS). The Company will use a substantial portion of the net proceeds from the Offering to redeem a portion of the Conecel Holdings Notes (though not less than 35% of the outstanding principal amount thereof). The remaining net proceeds will be used by the Company for capital expenditures. The Company will not receive any of the proceeds from the sale of the ADSs by the Selling Shareholders. See "Use of Proceeds."

Selling Shareholders.......  The Selling Shareholders are certain warrantholders that have elected to exercise their Warrants and sell their shares of Class B Common Stock as part of the Offering and certain existing shareholders listed under "Principal and Selling Shareholders." See "Principal and Selling Shareholders."
---------------

(1) Effective January 23, 1998, the Company's authorized equity share capital of 150,000,000 shares was divided into two classes designated as Class A Common Stock and Class B Common Stock. See "Description of Capital Stock."

(2) Gives effect to, before or concurrently with the consummation of the Offering, (a) the conversion by Conecel Holdings of 1,949,588 shares of Class A Common Stock into an equal number of shares of Class B Common Stock and the exercise of a portion of the Warrants by the holders thereof for 1,130,800 of such shares of Class B Common Stock to be sold in the Offering,
    (b) the conversion by Cempresa of 8,250,000 shares of Class A Common Stock into an equal number of shares of Class B Common Stock to transfer to MasTec and an unaffiliated entity in connection with the MasTec Transaction and (c) the conversion by Conecel Holdings of 1,406,250 shares of Class A Common Stock owned by Conecel Holdings into an equal number of shares of Class B Common Stock which are subject to a warrant held by UBS Securities LLC (the "UBS Warrants") issued in consideration for corporate finance advisory services rendered to the Company, Conecel Holdings and its affiliates since May 1995. Does not include an aggregate of 750,000 shares of Class B Common Stock reserved for issuance to executive officers, key employees and independent contractors of the Company under the Company's 1998 Stock Option Plan. See "-- Recent Transactions," "Management -- Stock Option Plan," "Certain Relationships and Related Transactions" and "Underwriting."

(3) Assuming the Underwriters do not exercise their over-allotment option.

Limited Voting Rights......  The rights of holders of Class B Common Stock and
                             Class A Common Stock are substantially the same, except that holders of Class B Common Stock are not entitled to vote other than in certain limited circumstances. Accordingly, holders of Class A Common Stock will be able to control substantially all matters submitted generally to a vote of shareholders, including the election of directors. Shares of Class A Common Stock are convertible into Class B Common Stock at the option of the holders thereof. See "Description of Capital Stock."

Dividends..................  Information relating to payment of dividends on the
                             Class B Common Stock is set forth in "Dividend Policy" and "Description of Capital Stock."


Listing....................  The ADSs have been approved for listing, upon official notice of issuance, on the Nasdaq National Market under the symbol "PRTA." It is not currently contemplated that the ADSs, the Class B Common Stock or any other equity securities of the Company will trade on any exchange or market other than in the United States; however the Company may reexamine such decision in the future.


Risk Factors...............  Prospective investors should carefully consider all information contained in this Prospectus, including the detailed description of the risk factors beginning on page 10, relating to investments in Ecuadorian companies generally and to an investment in the Company. Such risk factors include (i) factors relating to Ecuador, such as recent political and economic developments, border conflicts with Peru, inflation, currency fluctuations and devaluation (including the recent devaluation of the currency), regulatory and concession matters, risks due to Ecuador's share registration system, effects of El Nino on Ecuadorian economy, enforceability of certain civil liabilities and effects of developments in other markets; (ii) factors relating to the Company, such as high leverage and ability to service debt, risks related to payments from the Ecuadorian Wireline System, terms of interconnection agreements, limited operating history and net losses, risks associated with new industry and growth, ability to manage growth, dependence on key personnel, competition, rapid technological change, churn rate risks, dependence upon certain equipment suppliers, equipment failure and natural disasters, future capital needs, related party transactions and potential conflicts of interest, and alleged health risks associated with wireless telephones; and
                             (iii) factors relating to the ADSs and Class B Common Stock, such as marketability and possible price volatility, the availability of preemptive rights, shares eligible for future sale, dilution, control by Parra Family and corporate disclosure.

Taxation...................  Dividends paid in cash or in any other form with respect to the Class B Common Stock, whether held directly or represented by an ADS, will be subject to an Ecuadorian withholding tax imposed at the rate of 25% on the gross amount of the dividend. Gains of a Non-Ecuadorian Holder (as defined below) from the sale or other disposition of ADSs and exchanges of ADSs for Class B Common Stock will not be subject to Ecuadorian income taxes or withholding thereof. Gains of a Non-Ecuadorian Holder from the sale or other disposition of Class B Common Stock inside (but not outside) Ecuador will be subject to Ecuadorian income tax at a maximum rate of 25%. See "Taxation -- Ecuadorian Taxation." For certain United States tax considerations with respect to purchasing, holding and disposing of the ADSs or the Class B Common Stock, see "Taxation -- United States Taxation."

                      SUMMARY FINANCIAL AND OPERATING DATA
          (Dollars in thousands, except per share and operating data)

     The Company commenced providing cellular telephone services in March 1994. Accordingly, results for 1994 are not directly comparable with the other periods presented below. The summary financial information for each of the fiscal years in the four-year period ended December 31, 1997 are derived from financial statements included elsewhere herein that have been prepared in accordance with U.S. GAAP and audited by BDO Binder, independent auditors. BDO Binder is one of the world's largest accounting and consulting organizations. This information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and the related notes thereto presented elsewhere in this Prospectus. Calculations of revenue per subscriber and airtime usage per subscriber are made on the basis of "reported subscribers."


     The unaudited pro forma data for the year ended December 31, 1997 gives effect to (i) the issuance by Conecel Holdings of 1,406,250 warrants issued in connection with certain corporate financial advisory services rendered to the Company, Conecel Holdings and its affiliates (ii) the issuance by Conecel Holdings of 1,633,500 Warrants in connection with the sale of the Conecel Holdings Notes and (iii) the issuance by Conecel Holdings of 316,088 Warrants as a result of the Company's failure to complete a public offering by March 31, 1998. The unaudited pro forma financial data is based on the historical financial statements of the Company and the assumptions and adjustments described in the accompanying notes. The Company believes that the assumptions on which the unaudited pro forma data are based are reasonable. The unaudited pro forma data is provided for informational purposes and does not purport to represent what the Company's financial position or results of operations actually will be for any period.


                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                               1994       1995       1996     1997(1)
                                                              -------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Service Revenues:
  Activation revenues.......................................  $ 4,059   $  2,066   $  1,069   $    972
  Recurring charges(2)......................................    7,571     24,664     27,223     65,487
  Sales of equipment........................................    1,083      3,090      1,532      8,557
                                                              -------   --------   --------   --------
        Total...............................................   12,713     29,820     29,824     75,016
                                                              -------   --------   --------   --------
Cost of Revenues:
  Cost of services(3).......................................   (1,348)    (6,155)    (7,997)   (12,262)
  Cost of equipment sold....................................     (957)    (4,150)    (2,336)   (14,763)
                                                              -------   --------   --------   --------
        Total...............................................   (2,305)   (10,305)   (10,333)   (27,025)
                                                              -------   --------   --------   --------
Gross profit................................................   10,408     19,515     19,491     47,991
                                                              -------   --------   --------   --------
Operating Expenses:
  Selling expenses..........................................   (2,070)    (3,567)    (2,180)    (7,920)
  Marketing expenses........................................   (2,229)    (6,333)    (4,353)    (3,936)
  General and administrative expenses.......................   (3,266)    (5,813)    (7,388)   (12,205)
  Depreciation and amortization(1)..........................   (2,205)    (2,536)    (4,189)    (6,290)
  Settlement related to calling party pays(4)...............       --         --         --     (3,560)
  Provision for bad debt....................................       (5)    (1,946)        --       (277)
                                                              -------   --------   --------   --------
        Total...............................................   (9,775)   (20,195)   (18,110)   (34,188)
                                                              -------   --------   --------   --------
Operating income (loss).....................................      633       (680)     1,381     13,803
                                                              -------   --------   --------   --------
Other income:
  Interest income...........................................      366        426        556      2,873
  Other income..............................................       75        266      1,602        888
                                                              -------   --------   --------   --------
        Total...............................................      441        692      2,158      3,761
                                                              -------   --------   --------   --------
Other expenses:
  Interest expense(1).......................................  $(2,654)  $ (5,016)  $ (3,034)  $(20,985)
  Remeasurement (loss) gain.................................   (1,927)       899     (2,037)    (6,293)
                                                              -------   --------   --------   --------
        Total...............................................   (4,581)    (4,117)    (5,071)   (27,278)
                                                              -------   --------   --------   --------
Net income (loss)...........................................  $(3,507)  $ (4,105)  $ (1,532)  $ (9,714)
                                                              =======   ========   ========   ========
Net income (loss) per share.................................  $  (.31)  $   (.11)  $   (.02)  $   (.13)
                                                              -------   --------   --------   --------
Weighted average number of shares outstanding...............   11,484     38,288     75,000     75,000
                                                              =======   ========   ========   ========

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
PRO FORMA DATA:
Pro forma net loss(5).......................................    $(14,710)(5)
                                                                ========
Pro forma net loss per share(5).............................    $   (.20)
                                                                --------
Pro forma average number of shares outstanding..............      75,000
                                                                ========



                                                                                                     AS OF
                                                                  AS OF DECEMBER 31,           DECEMBER 31, 1997
                                                              ---------------------------   -----------------------
                                                                                                            AS
                                                               1994      1995      1996      ACTUAL     ADJUSTED(6)
                                                              -------   -------   -------   --------    -----------
BALANCE SHEET DATA:
Current assets..............................................  $ 6,353   $21,909   $11,000   $ 66,453     $ 79,623
Property and equipment, net.................................   15,747    31,315    32,156     74,520       74,520
Licenses and systems........................................    1,949     1,845     1,698     52,015       52,015
Total assets................................................   24,106    55,951    44,931    271,606      285,616
Current liabilities.........................................   20,556    22,854    15,126     48,517       42,782
Long-term debt(7)...........................................    1,667    12,812    11,052    246,000      203,253
Stockholders' equity (deficit)..............................    1,883    20,285    18,753    (22,911)(1)   39,581



                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                               1994        1995        1996         1997
                                                              -------    --------    --------     ---------
OTHER FINANCIAL DATA:
EBITDA(8)...................................................  $ 2,838    $  1,856    $  5,570     $  23,248
Net cash provided (used) by:
  Operating activities......................................   (2,558)      5,188       3,925       (10,256)
  Investing activities......................................   (5,356)    (20,154)     (4,883)     (105,600)
  Financing activities......................................    8,079      26,283     (10,360)      119,722
Capital expenditures........................................    5,387      17,928       4,830        47,931
OPERATING DATA:
Average airtime usage (minutes per month)(9)................      207         165         190           295
Average number of reported subscribers......................    7,199      23,429      28,382        65,251
Average monthly revenue per reported subscriber.............  $134.63    $  95.07    $  83.07     $   84.88(10)
Percent of Ecuadorian population covered(11)................       30%         60%         80%           85%
Ending reported subscribers.................................   15,012      28,558      34,970       104,061
Ending market penetration...................................      .13%        .25%        .29%          .87%
Average of average monthly churn............................      .79%        .86%       3.96%(12)     2.13%


---------------

 (1) Under accounting rules relating to "push-down" accounting, the Company is required to reflect certain assets and liabilities of Conecel Holdings on the Company's balance sheet. Due to "push-down" accounting, the Company had a stockholders' deficit as of December 31, 1997. Without giving effect to such accounting treatment, the Company's stockholders' equity would have been $15.3 million. Upon repayment in full or in part of the Conecel Holdings Notes, as a result of "push-down" accounting, the Company will continue to carry approximately $66.8 million of goodwill on its balance sheet which will be amortized over 30 years. The effect of such accounting treatment will be to decrease net income or increase net loss, as applicable, in the amount of approximately $2.2 million annually for future periods. Results of operation for 1997 include approximately $0.6 million of depreciation and amortization and approximately $6.2 million of interest expense associated with "push-down" accounting.
 (2) Includes monthly fees, airtime charges, roaming charges, national and international long distance revenues and public phone service revenues.
 (3) In May 1997, the Company prepaid the annual license fees that were payable to the Government of Ecuador pursuant to its Cellular Concession. Commencing June 1997, the Company was no longer required to make the annual cost payment to the Government of Ecuador and the full amount of the prepayment ($53.6 million) will be amortized as a pre-paid expense over the remainder of the term of such license and will continue to be reflected in cost of services.
 (4) Represents settlement of amounts due from Andinatel, S.A. and Pacifictel, S.A. (the successors to Emetel, S.A.) regarding calling party pays. See Note B to Notes to Financial Statements.
 (5) The pro forma adjustments for the year ended December 31, 1997 are as follows:


Historical net loss.........................................  $ (9,714)
Pro forma adjustments:
  For warrants issued in connection with corporate finance
    advisory services.......................................    (1,828)
  For warrants issued in connection with the Conecel
    Holdings Notes..........................................    (3,168)
                                                              --------
Pro forma net loss..........................................  $(14,710)
                                                              ========



    The pro forma adjustments have been determined with an assumed public offering price of $3.25 per share of Class B Common Stock, however, the actual price may be higher or lower depending on the market conditions at the time of the Offering. The pro forma net loss is presented to reflect an estimate of the expenses the Company will record in 1998 when the value of the Class B Common Stock is determined for 1,949,588 warrants issued in connection with the issuance of the Conecel Holdings Notes and 1,406,250 warrants issued in connection with corporate finance advisory services. As of December 31, 1997, "Long-term debt"
     included $125.0 million aggregate principal amount of the Conecel Notes and, as a result of "push-down" accounting, $121.0 million aggregate principal amount of the Conecel Holdings Notes issued on September 30, 1997. See "Use of Proceeds."

 (6) Gives effect to the sale of the 5,217,300 ADSs offered by the Company hereby (at an assumed initial public offering price of $13.00 per ADS) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

 (7) As of December 31, 1997, "Long-term debt" included $125.0 million aggregate principal amount of the Conecel Notes and, as a result of "push-down" accounting, $121.0 million aggregate principal amount of the Conecel Holdings Notes issued on September 30, 1997.
 (8) EBITDA represents earnings (net income (loss)) before interest, taxes, depreciation and amortization, remeasurement gain (loss) and other income. The Company has included information concerning EBITDA (which is not a measure of financial performance under U.S. GAAP), because it understands that it is used by certain investors as one measure of an issuer's ability to meet obligations for interest, income tax and amortization of debt before new capital expenditures for property and equipment. EBITDA should not be construed as an alternative to net income (as determined in accordance with U.S. GAAP) as an indicator of operating performance. EBITDA is calculated using financial statement information included herein. The Company's EBITDA may not be comparable to computations presented by other companies since all companies and analysts do not calculate EBITDA in the same fashion. In addition, EBITDA takes into account the annual license payments that were made by the Company to the Government of Ecuador pursuant to the Cellular Concession prior to the prepayment of the annual license fees in May 1997. As the license has been prepaid, the annual license cost, recorded at $400,000 in 1994, $1.6 million in 1995, $3.4 million in 1996 and $3.9 million in 1997, will be recorded as cost of services in the future in order to maintain continuity with historical data. The Company will amortize the prepayment amount over the remaining term of the Cellular Concession resulting in annual amortization of approximately $4.9 million. Excluding the minimum annual license cost, the Company would have reported an EBITDA of $3.2 million in 1994, $3.5 million in 1995 and $9.0 million in 1996. In 1997, EBITDA of $23.2 million was reduced by the inclusion in cost of services of the amortization of the Cellular Concession in the amount of $3.2 million.
 (9) Average airtime usage figures include airtime usage related to the Company's public cellular telephone operations and free minutes.
(10) Average monthly revenue per reported subscriber ("ARPU") for 1997 includes recurring revenues received by the Company resulting from the sale of telephone equipment (e.g., handsets) under the Comodato programs and public cellular telephones. The Company does not believe that ARPU is significantly affected as a result of this treatment.
(11) Based on publicly-available information compiled by the Central Bank of Ecuador, the population of Ecuador was approximately 11,173,500, 11,460,000, 11,689,000 and 11,700,000 people at the end of 1994, 1995, 1996 and 1997, respectively.
(12) During 1996, the Company disconnected approximately 8,000 reported subscribers with non-performing accounts in order to upgrade the credit quality of its subscriber base. See "Business -- Subscriber
     Management -- Management of Churn and Credit Policy."

                                  RISK FACTORS

     An investment in the ADSs or shares of Class B Common Stock involves a high degree of risk. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this Offering before making an investment decision. For additional information concerning Ecuador and certain matters discussed below, see "Annex A -- The Republic of Ecuador." In general, investing in the securities of issuers in emerging markets such as Ecuador involves a higher degree of risk than investing in the securities of issuers in the United States and other more developed countries.

FACTORS RELATING TO ECUADOR

  Recent Political and Economic Developments

     On February 6, 1997, the Congress of Ecuador voted to remove former President Abdala Bucaram Ortiz from the Presidency of Ecuador on the grounds that he was "mentally incompetent." President Bucaram initially refused to recognize his removal and, immediately thereafter, a brief power struggle ensued among President Bucaram, Vice President Rosalia Arteaga and Fabian Alarcon Rivera, the President of the Ecuadorian Congress. Episodes of civil unrest, disturbances and demonstrations followed throughout the country and a brief two-day assumption of the Presidency by then Vice President Arteaga. In February 1997, Fabian Alarcon Rivera was appointed by the Congress of Ecuador as the interim President for a term expiring in August 1998, and in May 1997, a national referendum legitimized the appointment of Fabian Alarcon as President of Ecuador. General elections have been set for May 1998 to elect the next President and Vice President of the country, who will take office in August 1998.

     The Company's operations are dependent upon the performance of the economy of Ecuador. The economy of Ecuador is currently undergoing significant development and structural reform. The possibility exists that rapid fluctuations in consumer prices, gross domestic product and interest rates will occur. Ecuador is the world's largest exporter of bananas and a major shrimp producer. Nonetheless, Ecuador's economy is very susceptible to external factors because there currently exist only three principal sources of export revenues -- oil, bananas and shrimp. Oil accounts for approximately 31% of export revenues. The Company's financial results may be affected by fluctuations in the economy of Ecuador, the external demand for its primary exports, the effect of economic fluctuations on the ability of customers to pay for the Company's services and the ability of the market to support the growth of the telecommunications sector.


     The Government of Ecuador has historically exercised significant influence over the Ecuadorian economy in general, and the market for telecommunications services in particular. Government actions concerning the economy could continue to have an important effect on Ecuadorian entities, including the Company, and on market conditions, prices and returns on Ecuadorian securities. President Alarcon has publicly announced certain of his proposed economic plans, which include renegotiating Ecuador's foreign debt to free up funds for social programs, minimizing corruption and mismanagement in government and suspending the convertibility plan proposed by former President Bucaram that would peg the sucre to the U.S. dollar. In addition, President Alarcon has taken certain controversial measures during his presidency, such as increasing gasoline prices, that have resulted in isolated demonstrations and threats of general labor stoppages. Accordingly, there can be no assurance given with regard to the impact that the implementation of President Alarcon's economic plans and policies, or possible resulting civil disturbances, may have on the Company's operations and/or prospects. On March 26, 1998, the General Manager of Ecuador's Central Bank, Fidel Jaramillo, and President of the Monetary Board, Danilo Carrera, resigned from their respective positions. Messrs. Jaramillo and Carrera have been subjected to criticism for adjusting the "crawling corrider" within which the sucre trades.


     It is impossible to predict what effect these events and conditions, which are entirely outside the control of the Company, will have on the country or the Company. Prospective purchasers of the securities offered hereby should recognize that these conditions and events create significant uncertainties and risks, which could have a material adverse effect on the Company's operations and/or prospects. The Company's performance could be affected by changes in economic policies of the Ecuadorian government (which has exercised and continues to exercise a substantial influence over many aspects of the economy) and especially by a reversal of the market-oriented economic initiatives by the administration. There can be no assurance that the current market-oriented policies will be continued. See "Annex A -- The Republic of Ecuador."

  Border Conflicts with Peru

     Ecuador and Peru have been parties to a long-standing border dispute over 48 miles of unmarked border located in the Amazon region. This territorial dispute has from time to time resulted in hostilities. In January 1995, the armed forces of Peru and Ecuador confronted each other within the disputed region. In February 1995, Ecuador and Peru signed a cease-fire agreement. Throughout 1997, negotiations between Peru and Ecuador to resolve the border dispute occurred. In January 1998, Ecuador and Peru publicly pledged to make a joint effort to reach a final settlement of their border dispute by June 1998, according to a negotiation timetable the two countries agreed to and signed in Brazil. In February 1998, the Presidents of Peru and Ecuador met at their border to discuss negotiations aimed at ending the dispute. Despite Ecuador's and Peru's intentions and steps to continue the peace process, there can be no assurance that such conflict will not result in additional confrontations and hostilities, which may materially and adversely affect the Company's operations.

  Inflation

     Throughout most of the 1980s and 1990s, Ecuador experienced high levels of inflation. Ecuador has had an inflation rate of approximately 25.4% in 1994, 22.8% in 1995, 25.5% in 1996 and 30.7% in 1997. Tariffs and charges for the Company's services, except charges for inbound calls originated by a wireline subscriber (which are a significant portion of the Company's revenues), are linked to the U.S. dollar and are billed in sucres at the sucre/U.S. dollar exchange rate in effect on the billing date. The Company collects its revenues in sucres, but its outstanding indebtedness (other than local trade payables) and certain equipment costs are U.S. dollar-denominated. In periods of high inflation, the Company may seek to raise the prices it charges for its services in order to mitigate the effects of inflation. In the event of high inflationary periods, the maximum permitted rates which the Company may charge (as allowed by the National Council of Telecommunications (CONATEL)), and the ability of the Company's customers to afford the Company's services, may not keep up with the rate of inflation. There can be no assurance that the performance of the Ecuadorian economy, the operating results of the Company or the value of the ADSs or the shares of Class B Common Stock will not be adversely affected by continuing or increased levels of inflation. See "Annex A -- The Republic of Ecuador -- Economy," "-- Currency Fluctuations and Devaluation" and
"-- Regulatory and Concession Matters."

  Currency Fluctuations and Devaluation

     In recent years, the sucre has generally experienced a significant depreciation relative to the U.S. dollar. For example, in December 1995, the sucre/U.S. dollar exchange rate was 2,925 sucres per U.S. dollar and, in December 1996, the exchange rate was 3,632 sucres per U.S. dollar. As of December 31, 1997, the exchange rate was 4,430 sucres per U.S. dollar, all as determined by the Ecuadorian Central Bank. The Ecuadorian sucre trades within a "crawling corridor" which varies by month. On March 25, 1998, the Central Bank of Ecuador and Ecuadorian Monetary Board adjusted the "crawling corridor" by shifting the corridor approximately 7.5%, in effect devaluing the Ecuadorian sucre. The government indicated that this adjustment was intended to address high food prices brought on by the effects of El Nino. The ability of the Ecuadorian government to maintain this band will depend on many political and economic factors, including the Government's ability to control inflation, limit or reduce fiscal deficits and the availability of foreign currency to support the crawling corridor. Uncertainties exist as to the Republic of Ecuador's ability to maintain this band. Any further change in the foreign exchange policy of the Republic of Ecuador could have a material adverse effect on the Company.

     As of December 31, 1997, substantially all of the Company's indebtedness was denominated in U.S. dollars and the Company has incurred and expects to continue to incur a significant portion of its borrowings in U.S. dollars. Tariffs and charges for the Company's services, except charges for inbound calls originated by a wireline subscriber (which are a significant portion of the Company's revenues), are linked to the U.S. dollar and are billed in sucres at the sucre/U.S. dollar exchange rate in effect on the billing date.

Consequently, the Company is exposed to currency exchange rate risks that could significantly affect the Company's ability to meet its obligations and finance its Network construction. The Company currently does not plan to enter into hedging transactions with respect to these foreign currency risks and it is unlikely that the Company would be able to obtain hedging arrangements on commercially satisfactory terms with respect to all such risks. The exchange rate of the sucre to the U.S. dollar has declined in recent years and on March 25, 1998 was effectively devalued by a shift in the "crawling corridor". Any further decrease in the value of the sucre relative to the U.S. dollar could have a material adverse effect on the Company's financial condition and results of operations. See "-- Inflation." The Company's tariffs and charges for inbound calls originated by a wireline subscriber are not similarly linked to the U.S. dollar, but rather are determined with reference to the inflation adjusted consumer price index of Ecuador (Unidades de Valor Constante, or "UVC") under the terms of the Company's interconnection agreement with the Ecuadorian Wireline System. Under the terms of such interconnection agreement, the UVC is fixed for the subsequent six-month period each January 1 and July 1 of each year during the term of the agreement. The effective devaluation of the sucre on March 25, 1998 will have a negative impact on the Company's earnings until UVC is reset on July 1, 1998. A further change to the U.S. dollar/sucre exchange rate may materially affect the Company. Such exposure could materially and adversely affect the financial condition of the Company in the event of a material and adverse change to the applicable UVC. See "Business -- Operating Agreements -- Interconnection Agreements" and "-- Factors Relating to the Company -- Terms of Interconnection Agreements."

  Regulatory and Concession Matters

     The continued existence and terms of the Company's concessions are subject to ongoing review by regulatory authorities in Ecuador and to interpretation, modification or termination by such authorities. The term of the Company's concession relating to its cellular operations is 15 years from August 1993. The term of the Company's concession relating to its data transmission services is 15 years from December 1994 and the term of the Company's concession relating to Internet services is ten years from August 1997. There can be no assurance that the Company's concessions authorizing it to provide telecommunications services will be renewed upon their respective expiration dates or that any such renewal will be on acceptable terms.

     The construction, ownership and operation of the Company's Network, the maintenance and renewal of its cellular, data transmission and Internet concessions and the pricing of the Company's services and related matters are subject to substantial regulation by the National Council of Telecommunications (Consejo Nacional de Telecomunicaciones), the National Secretary of Telecommunications (Secretaria Nacional de Telecomunicaciones) and the Superintendency of Telecommunications (Superintendencia de Telecomunicaciones). Changes in the regulation of the Company's activities, including the regulation of rates charged by operators for their services, could have a material adverse effect on the Company. In addition, the regulatory standards to which the Company may generally be subject, and the oversight and enforcement functions of certain of the Company's regulators, may be different than those applicable to telecommunications operators in countries with more highly-developed regulatory regimes. The Company's Cellular Concession requires that the Company maintain certain minimum quality and service criteria. If the Company fails to meet such minimum criteria, the Company's regulators provide a warning to the Company with a subsequent period of 30 days for remedy. If the Company does not comply within the specified 30-day period, the Company's regulators may initiate a proceeding to terminate the Cellular Concession. The terms of the Company's cellular, data transmission and Internet concessions generally do not condition defaults by the Company thereunder with concepts of materiality. Consequently, the Government of Ecuador may seek to unilaterally terminate the concessions, as applicable, upon any breach by the Company of the terms thereof, however insignificant. See "Regulatory Framework." In addition, the Company's regulators have significant powers to regulate the market for telecommunications services in the "public interest." Though the Company has experienced a good relationship with its principal regulators to date and there are no significant current disputes with such regulators, this relationship was developed over a period in which competition with the state-owned wireline system was limited and there can be no assurance that as the telecommunications market in Ecuador develops that competitive pressures and other factors will not adversely affect the Company's relationship with its regulators and its financial condition and prospects.

  Risks Due to Ecuador's Share Registration System

     Under applicable Ecuadorian law, ownership of shares is evidenced by transferable share certificates. However, transfers of shares must be registered on the Company's share register to be valid against the Company and third parties. Registration on the Company's share register is evidenced by non-transferable extracts from the share register or other written evidence of registration. Share registration is carried out by a share registrar, currently Carlos Mosquera P., the Chairman of the Board of the Company, who is appointed by the Company. Although the share registrar is required by law to act in strict conformity with the instructions furnished to it by the Company, there exists the possibility that transactions in the Company's shares could be improperly or inaccurately recorded or share registration could be lost through fraud, negligence or mere oversight.

  Effects of El Nino on Ecuadorian Economy

     The Company's results of operations may be affected by the global climatic phenomenon known as "El Nino." This phenomenon has been identified by scientists as causing droughts, hurricanes, tidal waves and temperature variations and other meteorological conditions. It is not possible to predict the effect that El Nino has had or may in the future have on the economy of Ecuador and, consequently, on the Company's results of operations.

  Enforceability of Certain Civil Liabilities

     The Company is a corporation (sociedad anonima) organized and existing under the laws of the Republic of Ecuador. All of the directors and officers of the Company and certain of the experts named in this Prospectus reside outside of the United States, and all or a substantial portion of the assets of such persons and the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the Securities Act, or to enforce against the Company or any of them judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. The Company has been advised by Estudio Juridico Pareja, Abogados, its legal counsel in Ecuador, that there is doubt as to the enforceability, in original actions in Ecuadorian courts, of liabilities predicated solely on the United States federal securities laws and predicated upon the civil liability provisions of the United States federal securities laws.

  Effects of Developments in Other Markets

     The market for the securities of an Ecuadorian company is, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of companies from other countries, including the Company. In December 1994, the Mexican currency was sharply devalued, triggering an economic crisis in Mexico which adversely affected the securities markets in many emerging markets. The ensuing increased market volatility in these securities markets has also been attributed, at least in part, to the effects of the Mexican currency devaluation. Beginning in the summer of 1997, the currencies of a number of Southeast Asian countries, including Thailand, Indonesia, Malaysia, the Philippines and South Korea have come under pressure, have been allowed to float against the U.S. dollar and have been significantly devalued. The Asian markets have continued to experience significant volatility, affecting both the U.S. and Latin American capital markets. There can be no assurance that the market for the securities of Ecuadorian companies, such as the Company, will not be materially adversely affected by events elsewhere, especially in other emerging market countries.

     In addition, the Company is, to varying degrees, influenced by economic and market conditions in more industrialized countries, such as the United States. Among other events, increases in interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States, may tend to decrease the attractiveness of the securities of the Company. Likewise, increased volatility in the U.S. capital markets may lead to increased volatility of other securities markets.

FACTORS RELATING TO THE COMPANY

  High Leverage and Ability to Service Debt


     The Company is highly leveraged and following the Offering will continue to be highly leveraged. As of December 31, 1997, the Company had outstanding $125.0 million aggregate principal amount of the Conecel Notes, $9.8 million under a vendor credit facility, unsecured promissory notes in the amount of $5.8 million and, under "push-down" accounting rules, $121.0 million aggregate principal amount of the Conecel Holdings Notes, representing approximately 110% of its total capitalization. On an as adjusted basis after giving effect to the Offering and the use of a substantial portion of the net proceeds (approximately $43.9 million based on the estimated net proceeds) from the Offering to redeem a portion of the Conecel Holdings Notes (though not less than 35% of the outstanding principal amount thereof), the total indebtedness of the Company at December 31, 1997, would have been $218.9 million or approximately 84.7% of its total capitalization. See "Capitalization."



     Since inception, the Company's earnings have been inadequate to cover its fixed charges. Fixed charges, which effectively was interest expense, for the years ended December 31, 1994, 1995, 1996 and 1997 were approximately $2.7 million, $5.0 million, $3.0 million and $21.0 million, respectively, while net losses for the same periods were $3.5 million, $4.1 million, $1.5 million and $9.7 million, respectively. For the year ended December 31, 1997, on an as adjusted basis after giving effect to the Offering, the Company's assumption of the Conecel Holdings Notes and the use of a substantial portion of the net proceeds of the Offering to redeem a portion (approximately $42.7 million in principal amount) of the Conecel Holdings Notes, earnings will not be adequate to cover fixed charges. In addition, there can be no assurance that future cash flows of the Company will be sufficient to meet its obligations and commitments. If the Company is unable to generate sufficient cash flows from operations to satisfy its debt service requirements, or to pay its debts as they mature and meet its other commitments, the Company could be required to pursue one or more alternatives, such as attempting to arrange a refinancing or restructuring of its indebtedness, selling material assets or operations or seeking to obtain additional debt or equity financing. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable the Company to continue to satisfy its capital requirements or that they would be permitted by the terms of the Company's applicable debt agreements. In addition, if the Company were to encounter difficulty in covering its fixed charges, it would have to consider reductions in its operations and deferrals of planned capital expenditures, which could have a material adverse effect on the Company's financial condition and results of operations.


     The Company's high degree of leverage has numerous adverse consequences to the Company, including (i) the ability of the Company to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes, may be impaired, (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to meet its debt service obligations, which will reduce the funds available to the Company for its operations, future business opportunities and to pay dividends on its capital stock, including the Class B Common Stock underlying the ADSs, (iii) the Company's high degree of leverage may make it more vulnerable to a downturn in its business and may limit its ability to respond to price competition or changes in the economy generally, (iv) the Company may not have sufficient funds to repay or refinance its existing indebtedness at maturity and (v) the Company's ability to invest in or develop new technologies or take advantage of new opportunities may be restricted.

  Risks Related to Payments from the Ecuadorian Wireline System

     In February 1997, the Government of Ecuador implemented a "calling party pays" interconnection system pursuant to which the originator of the call pays for the entire cellular charge of the call. The "calling party pays" system requires that the wireline operator commence charging wireline subscribers for calls to cellular subscribers originated by them. Cellular operators, in turn, charge the wireline operator any applicable fees for calls placed to cellular subscribers, net of any applicable interconnection charges required to be paid by the cellular operators to the wireline operators. Emetel, S.A. ("Emetel"), the predecessor to the two regional entities comprising the Ecuadorian Wireline System, encountered some difficulties in administering and implementing the new tariff policy and delayed charging its customers under the "calling party pays" system until May 26, 1997. Consequently, Emetel failed to remit to the Company amounts owed to it under the

"calling party pays" system from February 1, 1997 to May 26, 1997, owing the Company a total of approximately $12.4 million for such period. In November 1997, pursuant to a settlement agreement between the parties, Emetel agreed to pay the Company in full satisfaction of the amounts owed, approximately $6.5 million, consisting of an immediate payment of $1.6 million in cash and the delivery of a promissory note in the principal amount of approximately $4.9 million providing for monthly installments of approximately $223,000, including annual interest at 10%, for 24 consecutive months, commencing December 15, 1997. In addition, the Company offset approximately $2.4 million attributable to interconnection fees that were payable by the Company to Emetel. Accordingly, the Company recorded a one-time settlement expense of approximately $3.6 million in connection with this agreement.


     On November 19, 1997, two regional operating entities, Andinatel, S.A. in the mountain region (including Quito) and Pacifictel, S.A. in the coastal region (including Guayaquil), were formed in anticipation of the pending privatization of Emetel, the state-owned wireline service provider. Emetel continues to exist as a legal entity for the sole purpose of winding up its affairs. All of the assets of Emetel were divided and transferred to the two regional entities. In addition, all of the liabilities of Emetel, except liabilities under the November settlement agreement with the Company for periods prior to November 19, 1997 and interconnection fees payable to the Company under the "calling party pays" system for such periods, were divided and transferred to the regional entities. As a result, Emetel made payments to the Company for Andinatel, S.A. and Pacifictel, S.A. which were due for September and October 1997. The Company anticipates that each of the regional entities will be liable for the interconnection fees for the period beginning November 19 through the end of the month and for all monthly interconnection fees and settlement payments attributable to them thereafter. Under the interconnection agreement with Emetel, payments for "calling party pays" are due approximately 105 days after the relevant monthly billing period.



     As of March 31, 1998, each of the regional entities is current with respect to its payments to the Company. However, the payments by Emetel on behalf of Pacifictel, S.A. that were due for September and October 1997 were not made in a timely manner and were past due when made. The Company was advised that the delay in payment was attributable to administrative difficulties encountered by Pacifictel, S.A. as a result of its recent formation and adoption of inadequate billing systems from Emetel. There can be no assurance that either entity will continue to pay in a timely manner, current or future amounts. As a result of the "calling party pays" interconnection system, the Ecuadorian Wireline System has become, and is expected to remain, the Company's largest debtor and source of revenues, accounting for approximately 50% of the Company's revenues for the year ended December 31, 1997.


     The Ecuadorian Wireline System is one of the Company's primary competitors in all aspects of its business and the entities comprising such system may determine for strategic purposes to refuse to or delay in remitting amounts owed to the Company under the "calling party pays" system. The failure by the Company to receive payments in a timely manner under the "calling party pays" system will have a material adverse effect on the Company's financial position and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

  Terms of Interconnection Agreements

     The Company and the Ecuadorian Wireline System (as successors to Emetel) entered into an interconnection agreement in April 1994 that has an original term of five years expiring in April 1999. The interconnection agreement is automatically renewable for an additional five-year term unless either party delivers written notice to the other of its intention not to renew the agreement. The Ecuadorian Wireline System is required, under applicable Ecuadorian law (including applicable regulations relating to interconnection among telecommunications networks), to maintain an interconnection agreement with each of the cellular operators in Ecuador, including the Company. Under the terms of the existing interconnection agreement with respect to digital centrals, the Ecuadorian Wireline System is compensated at a rate of $0.05 per minute of usage for all calls originated in their respective wireline networks to a cellular subscriber and receive a collection fee of 2% of all amounts collected by them from their subscribers for such calls. The rates charged by the wireline operators to their wireline subscribers for calls to cellular subscribers are established by the Company subject to the approval of CONATEL, the primary telecommunications regulatory body in Ecuador. Upon the expiration of the original term of the interconnection agreement between the Ecuadorian Wireline System and the Company, it is possible that the wireline operators may seek to renegotiate certain terms of the interconnection agreement, including the amounts payable to the Company and rates of compensation payable to the Ecuadorian Wireline System under such agreement. The terms of the interconnection agreements must be approved by Ecuador's Superintendency of Telecommunications. See "Business -- Cellular Operations." In addition, under the interconnection agreements, with respect to outbound calls, wireline telephone companies charge cellular operators a fee per minute varying between $.03 to $.15 per minute, depending upon the destination of the call and when a cellular subscriber places a call to a wireline subscriber. See "Business -- Operating Agreements -- Interconnection Agreements."

     In addition, under the interconnection agreement, the Company and the Ecuadorian Wireline System exchange on a monthly basis statements detailing the interconnection fees payable to and from each other, and a reconciliation of fees is conducted within 90 days after each statement date. A payment of 90% of the fees owed by the Ecuadorian Wireline System to the Company is due within 15 days after the reconciliation date and the remaining 10% is due within 180 days after the 90% payment, in each case without interest. This payment structure has resulted in the creation of a significant trade receivable ($20.6 million as of December 31, 1997) on the Company's financial statements and, prior to the commencement of the wireline operators' payment cycle, impacted the Company's short-term cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

  Limited Operating History; Net Losses

     The Company has a limited operating history, having only begun providing cellular telephone services in March 1994. Through December 31, 1997, the Company experienced net losses in each year of operation. There can be no assurance that the Company will have net income in the future.

  Risks Associated with New Industry and Growth

     While the cellular telephone industry is well established throughout the world, the cellular telephone industry in Ecuador is still relatively new and therefore subject to the inherent risks associated with a new industry, such as the uncertainties of consumer demand, costs and pricing structures, regulatory issues, and the ability to operate profitably. The success of the Company's business strategy is subject to certain factors that are beyond the control of the Company. The Company is unable to predict how consumer demand for cellular and other telecommunications services may develop over time, the size of the Ecuadorian market for cellular, data transmission and other telecommunications services, the rates of penetration of the market and the sensitivity of potential subscribers to changes in prices.

  Ability to Manage Growth

     The Company's continued rapid growth will require the expansion of its Network, the training of new personnel, the expansion of its management information systems, the maintenance of effective quality controls with respect to the Company's business operations and services provided and effective control of expenses related to operations and systems construction and over the quality of new subscribers and churn rate. The Company's failure to satisfy these requirements, manage growth effectively, attain high quality standards of service, and generate sufficient revenues could have a material adverse effect on the Company's financial condition and results of operations. In addition, such growth has placed a significant strain on the Company's financial systems and controls. Any failure to maintain and improve its financial systems and controls at a pace consistent with the Company's business growth could have a material adverse effect on the Company's financial condition and results of operations.

  Dependence on Key Personnel

     The Company's management and operations are substantially dependent upon the contributions of J. Fernando Colunga, the Company's Chief Executive Officer, and other senior management and technical personnel. The loss of the services of any of these individuals could have a material adverse effect on the

Company's financial condition and results of operations. The Company is not the beneficiary of "key-person" life insurance on any of its executive officers. See "Management."

  Competition

     The telecommunications industry is highly competitive and industry participants are typically very large and have significant financial, marketing and other resources. The Company faces competition in Ecuador for the provision of cellular services from Otecel, the only other Ecuadorian cellular operator. In addition, the Company also competes with both Otecel and the Ecuadorian Wireline System for the provision of telephone services in general. BellSouth Corporation ("BellSouth"), through an affiliate, acquired a controlling interest in Otecel in early 1997. BellSouth also has interests in other cellular telephone operators throughout Latin America. Consequently, Otecel may have greater financial and other resources than the Company and may be in a better position to fund operating deficits or unexpected capital costs, and purchase cellular telephone equipment at more favorable prices than are available to the Company. Competition in the Ecuadorian telecommunications industry is based on price, services offered, quality of service and coverage area. During the fourth quarter of 1995 and throughout 1996, there was significant price competition between the Company and Otecel and Otecel significantly increased its market share, primarily as a result of aggressive pricing strategies implemented by Otecel during such periods. There can be no assurance that additional periods of intense price competition will not continue and will not result in a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company competes with traditional wireline telephone service operators. Wireline density in Ecuador, as of December 31, 1996, is estimated at approximately 6.4%, which is low relative to other Latin American countries. If substantial capital were to be invested in the wireline telephone industry, resulting in increased wireline density and improved service, certain of the Company's existing and potential subscribers may shift to wireline service providers due to a number of factors, some of which are price related. In addition, increased wireline densities could lead to reduced cellular usage. The entrance of new wireline operators would result in additional competition for the Company. The Government of Ecuador is currently implementing measures designed to improve wireline service and density within the country, including the possible privatization of the Ecuadorian Wireline System which is currently scheduled to take place in April 1998. Several of the Company's service plans, including PORTA FAMILY, compete directly with traditional wireline services. Following such privatizations, the wireline operators may seek to increase the competitive pressures on the Company and its products through more aggressive pricing, better service, increased advertising or regulatory challenges to certain services provided by the Company, including the PORTA FAMILY service. The Company also faces competition from other existing wireless services, such as mobile radio and beeper services, and may face competition from emerging technologies and services that might be introduced in the future, including enhanced specialized mobile radio and personal communications services ("PCS"). Each of the regional entities comprising the Ecuadorian Wireline System is qualified to bid for PCS licenses in its respective region when offered by the Government of Ecuador in the future. In the event such entities are successful in obtaining PCS licenses, they will engage in direct competition with the Company within their respective regions for wireless telecommunications services.

  Rapid Technological Change

     The telecommunications industry is subject to rapid and significant changes in technology. There can be no assurance that the current technologies employed by the Company will not become obsolete or subject to competition from new technologies in the future or that the Company will be able to anticipate and acquire on reasonable terms new technologies necessary to compete in a new environment. In addition, the Government of Ecuador may grant concessions for such new technologies to third parties that may compete with the Company. There can be no assurance that the Company will be able to compete successfully against existing competitors or new market entrants.

  Churn Rate Risks

     The Company commenced cellular operations in March 1994 and its subscriber base has grown rapidly since inception. The Company expanded the number of its subscribers by 197.5% from December 31, 1996 to December 31, 1997. Consequently, many of the Company's current subscribers have no long-term relationship with the Company and the Company's churn rate (the rate at which subscribers leave the system, calculated as a percentage of average reported subscribers for the applicable period) is relatively unseasoned and may be less than future subscriber turnover rates. The Company's average monthly churn rate for the years ended December 31, 1996 and 1997 were approximately 3.96% and 2.13%, respectively. During the months of March through June 1996, in order to upgrade the credit quality of its customer base, the Company disconnected approximately 8,000 reported subscribers with non-performing accounts, many of whom subscribed to the Company's service during promotions offered in the early part of 1995. As the cellular telephone industry is a new industry to Ecuador, national cellular telephone usage and expected churn rates are relatively unknown and may not be comparable to more developed countries such as the United States. The results of operations of the Company can be significantly affected by subscriber cancellations. Sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because the cellular telephone industry is characterized by high fixed costs, disconnections directly and adversely affect incremental operating cash flow. The Company's failure to maintain churn rates at a low level could have a material adverse effect on its financial condition and results of operations. See "Business -- Subscriber Management -- Management of Churn and Credit Policy."

  Dependence Upon Certain Equipment Suppliers

     The construction and operation of the Company's Network depends upon obtaining adequate supplies of highly-sophisticated switching and other network equipment and telephone handsets on a timely basis. The Company experienced shortages in obtaining network equipment and telephone handsets from Northern Telecom and Ericsson Group, its principal suppliers, in early 1997. These disruptions resulted in delays in the buildout of the Network. In the event the Company is unable to obtain sufficient supplies of equipment, the Network could experience operational problems and delays in its buildout, which could have a material adverse effect on the Company's financial position and results of operations.

  Equipment Failure; Natural Disaster

     Although the Company carries "business interruption" insurance, a major equipment failure or a natural disaster affecting any one of the Company's central switching offices or certain of its cell sites could have a significant adverse effect on the Company's operations. See "-- Factors Relating to Ecuador -- Effects of El Nino on Ecuadorian Economy."

  Future Capital Needs

     The Company expects to incur substantial capital expenditures and other costs as it continues to pursue its strategy of upgrading and expanding its Network, increasing its existing customer base and expanding its operations to provide a wider array of services. The Company currently expects to fund its anticipated capital expenditures for 1998 primarily with internally-generated cash flow, vendor financing and a portion of the net proceeds of the Offering, although there can be no assurance that such funds will be sufficient. The telecommunications industry is characterized by rapidly changing technologies that can require significant capital expenditures to remain competitive. If the Company were required to invest in competing technologies, such as PCS or other wireless services, significant additional capital would be required. If the Company is unable to fund such expenditures, or if the Company's cash flow from operations does not increase from its present level, the Company's ability to complete its network construction could be jeopardized, which could have a material adverse effect on the Company's financial condition and results of operations. If the Company were unable to fund capital expenditures or other costs in the future, it may, depending upon the circumstances which then exist, seek additional equity and/or debt financing. The indenture governing the Conecel Notes contains covenants restricting the incurrence of indebtedness, other than subordinated indebtedness to the extent certain financial ratios and covenants would continue to be met, and up to $30.0 million in vendor financing. As of December 31, 1997, the Company had approximately $15.6 million of outstanding vendor financing and is permitted to incur up to $14.4 million of additional vendor financing. The Company does not currently meet such financial ratios and covenants so as to permit it to incur additional indebtedness. There can be no assurance that the Company could raise sufficient funds to fund capital expenditures or other costs. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "The Conecel Indebtedness."

     In addition, in order to meet increased competition and to continue to expand its markets, the Company established its Comodato financing plan in November 1997. Comodato is a 24 month lease of the cellular handset, with an option to buy, that is incorporated into certain of the Company's service plans. Through the Comodato plan, the Company recovers the cost of the handset within 12 to 24 months through recurring revenues, but until such time, essentially finances a portion of the handsets. The Company expects that this financing plan will continue to have an impact on the Company's short-term capital needs. Additionally, under Ecuadorian law, the Company is required to set aside and distribute at the end of each year to its qualified full-time employees an amount equal to 15% of its net income as compensatory bonuses. Such distributions, if any, will reduce the level of net income otherwise available for future capital needs.

  Related Party Transactions and Potential Conflicts of Interest

     The Parra Family is also the majority stockholder of Banco Amazonas, S.A., one of Ecuador's leading financial institutions, and engages in entrepreneurial activities in a number of other industries in the country. In the past, related entities have conducted business activities with the Company. Although it is anticipated that all future related party transactions and agreements will be on terms no less favorable to the Company than the Company could obtain in comparable arm's-length contracts with independent third parties, conflicts of interest may arise between the Company and the Parra Family in certain circumstances. See "Certain Relationships and Related Transactions."

  Alleged Health Risks Associated with Wireless Telephones

     Lawsuits have been filed against suppliers and sellers of wireless telephones alleging possible health risks, including brain cancer, associated with electromagnetic fields emitted by portable hand-held wireless telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by portable wireless telephones has on human cells. However, the perception that health risks may exist could adversely affect the Company's ability to market portable wireless telephone products. Since most of the Company's revenues are derived from its cellular operations, future studies confirming alleged health risks associated with the use of such products could have a material adverse effect on the wireless communications industry and the Company. As a distributor of wireless telephones, the Company may be subject to product liability and other lawsuits alleging health risks. The costs associated with the defense of such lawsuits or a successful claim against the Company could have a material adverse effect on the Company's results of operations and financial condition.

FACTORS RELATING TO THE ADSS AND COMMON STOCK

  No Prior Public Market; Possible Price Volatility

     Prior to the Offering, there has been no public market for the ADSs, the Class B Common Stock or any other equity securities of the Company in Ecuador, the United States or elsewhere. Although the ADSs have been approved for quotation on Nasdaq, there can be no assurance that an active market will develop after the completion of the Offering or, if developed, that it will be sustained. The initial public offering price of the ADSs has been established by negotiations among the Company, the representatives of the Selling Shareholders and the Underwriters and may bear no relationship to the price at which the ADSs will trade after the Offering. See "Underwriting." In addition, the trading price of the ADSs could be subject to significant fluctuations in response to variations in the Company's operating results, general conditions in the cellular telephone industry or in Ecuador and other factors. In addition, Ecuador is generally considered by international investors to be an "emerging market." Political, economic, social and other developments in

Ecuador, as well as in other "emerging markets" in Latin America and elsewhere, may have an adverse effect on the market value and liquidity of the ADSs. See "-- Factors Relating to Ecuador -- Recent Political and Economic Developments."

  Future Preemptive Rights May Be Unavailable to ADR Holders in Certain Circumstances

     Ecuador's Ley de Companias (Law of Corporations) requires the Company, whenever it issues new shares for cash, to grant preemptive rights to all of its shareholders (including holders of ADRs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, the Company may not be able to offer preemptive rights to United States holders of ADRs unless a registration statement under the Securities Act is effective with respect to such rights and underlying shares, or an exemption from the registration requirements of the Securities Act is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to it of enabling United States holders of ADRs to exercise preemptive rights and any other factors that the Company considers appropriate at the time, and then make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or that such registration statement would be declared effective if filed or that an exemption from registration would be available. To the extent holders of ADRs are unable to exercise such rights because a registration statement has not been filed and declared effective, the Depositary will attempt to sell such holders' preemptive rights and distribute the net proceeds of the sale, net of the Depositary's fees and expenses, to the holders of the ADRs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. Although it is not currently contemplated that the ADSs, the Class B Common Stock or any other equity securities of the Company will trade on any exchange or market other than in the United States, a secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares upon exercise of the rights is below the prevailing market price of the shares. Under the Company's Bylaws, the Company may not issue additional shares of its equity capital at a price below 90% of its prevailing market price, unless the holders of Class A and Class B Common Stock, voting together, approve such issuance. As a result, there can be no assurance both that a secondary market in preemptive rights will develop in connection with any future issuance of shares or, if such market does develop, a premium will be recognized on such sale. If such rights cannot be sold they will expire and holders of ADRs will not realize any value from the grant of such preemptive rights. In either case, the equity interests of the holders of ADRs would be diluted proportionately. See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock -- Preemptive Rights" and "Description of American Depositary Receipts -- Dividends, Other Distributions and Rights."

  Shares Eligible for Future Sale


     Sales of a substantial number of shares of Common Stock or ADSs in the public market following the Offering could adversely affect the market price of the ADSs. Upon completion of the Offering, the Company will have 95,869,200 shares of Common Stock outstanding, consisting of 63,394,162 of Class A Common Stock and 32,475,038 shares of Class B Common Stock. All of the shares of Class B Common Stock represented by the ADSs offered hereby, will be available for immediate sale in the public market following the date of this Prospectus, except for ADSs held or purchased by an affiliate of the Company (an "Affiliate"), as that term is defined in Rule 144 under the Securities Act. Any ADSs purchased in the Offering by an Affiliate may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration under the Securities Act, including an exemption under Rule 144. In addition, an aggregate of 750,000 shares of Class B Common Stock will be reserved for issuance to executive officers, key employees and independent contractors of the Company under the Company's 1998 Stock Option Plan. All of the shares of Class A Common Stock, upon conversion to shares of Class B Common Stock, will be available for sale in the public market following the expiration of 180-day lock-up agreements between the shareholders of the Company and the Underwriters, subject to compliance with the volume and other limitations of Rule 144 promulgated under the Securities Act. UBS Securities LLC holds warrants to purchase 1,406,250 shares of Class B Common Stock, which are not exercisable prior to six months after the consummation of the Offering. In addition, Conecel Holdings currently owns 818,788 shares of Class B Common Stock that are subject to the Warrants issued in connection with the Conecel Holdings Notes. Any future sale of a substantial number of shares of Class B Common Stock or ADSs in the open market or the perception that such sales may occur may materially adversely affect the market price of the ADSs offered hereby. See "Shares Eligible for Future Sale" and "Underwriting."

  Dilution


     Investors purchasing the ADSs in the Offering will incur immediate and substantial dilution in net tangible book value of $3.62 per share of Class B Common Stock (at an assumed initial public offering price of $13.00 per ADS or $3.25 per share of Class B Common Stock). See "Dilution."


  Control by the Parra Family

     Through controlling interests in both Conecel Holdings and Cempresa, the Parra Family currently controls the voting power of the Common Stock of the Company. As a result of the limited voting rights of holders of Class B Common Stock, upon completion of the Offering, the Parra Family will continue to control the election of directors, the business policies of the Company and significant business transactions, such as mergers, acquisitions and divestitures by the Company. Holders of Class B Common Stock and ADRs will not be entitled to vote on most matters, including matters concerning the management of the Company and proposed modifications to the Company's charter documents that do not affect their relative rights. The voting rights of holders of Class B Common Stock and ADRs will be limited to proposed modifications to the Company's charter documents that would affect their relative rights and as to the initiation of bankruptcy proceedings by, or any proposed liquidation of, the Company. In addition, the Parra Family may retain control of the Company with a small percentage of the total outstanding shares of the Company, as shares of Class A Common Stock are convertible into Class B Common Stock at any time at the option of the holders thereof and the Bylaws (Estatutos) of the Company require that the Class A Common Stock only comprise 33.33% of the total share capital of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock."

  Corporate Disclosure

     A principal objective of the securities laws of the United States, Ecuador and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly-available information about the Company than is regularly published by or about listed companies in certain countries with highly-developed capital markets, such as the United States.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the ADSs offered hereby are estimated to be approximately $63.1 million (assuming an initial public offering price of $13.00 per ADS) (approximately $73.3 million if the Underwriters' overallotment option is exercised in full).



     The Company will use a substantial portion of the net proceeds from the Offering to redeem approximately $42.7 million in principal amount of the Conecel Holdings Notes (though not less than 35% of the outstanding principal amount thereof). Based on the estimated net proceeds set forth above, the Company will use approximately $43.9 million of the net proceeds of the Offering, together with a portion of the prefunded interest payments held by the trustee of the Conecel Holdings Notes and interest accrued thereon in an amount equal to a percentage of the Notes redeemed, to redeem approximately $42.7 million aggregate principal amount of the Conecel Holdings Notes at a redemption price equal to 107% of the outstanding principal amount thereof, plus unpaid accrued interest to the redemption date, shortly following the consummation of the Offering. The Conecel Holdings Notes bear interest at a rate of 15% per annum, payable semiannually in arrears on September 30 and March 31 of each year, commencing on March 31, 1998. In addition, as of March 31, 1998, the rate of interest applicable to the Conecel Holdings Notes increased an additional 0.5%, or 15.5% in the aggregate, as a result of the Company's delay in consummating a registered exchange offer in respect of such notes. See "The Conecel Indebtedness -- The Conecel Holdings Notes." The proceeds from the sale of the Conecel Holdings Notes were used predominantly to finance Conecel Holdings' acquisition of approximately 85% of the capital stock of the Company in September 1997 from shareholders of the Company. See "Certain Relationships and Related Transactions -- Conecel Holdings Transactions."



     The Company will use the remaining net proceeds (expected to be approximately $19.2 million) of the Offering for capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the net proceeds of the Offering will be invested in interest-bearing bank accounts or in short-term, interest bearing investments, including government obligations and other money market investments.


     The Company will not receive any proceeds from the sale of ADSs offered by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company's Board of Directors will determine the Company's future dividend policy based on its results of operations, financial condition, capital requirements and other circumstances. Pursuant to the terms of a Dividend and Contribution Agreement, dated September 30, 1997, between the Company and Conecel Holdings, and in connection with the indentures governing each of the Conecel Notes and Conecel Holdings Notes, the Company is currently obligated, so long as the Conecel Holdings Notes remain outstanding and are not assumed by the Company, to declare and pay to its shareholders dividends within 90 days after the end of each fiscal year in an amount equal to all Free Cash Flow (which is defined as EBITDA less, as calculated on a consolidated basis in accordance with U.S. GAAP, consolidated interest expense, capital expenditures and corporate income taxes for the four most recent consecutive fiscal quarters ending on or prior to the date of determination). No such payments have been, or are expected to be, made. The obligation to pay dividends will terminate upon the repayment of all of the Conecel Holdings Notes by the Company. Under Ecuadorian law, the Company is required to retain on an annual basis not less than 10% of its net income to fund a legal reserve up to an amount equal to 50% of the Company's subscribed and paid for capital, and the Company may only pay dividends once such reserve is fully funded.

     In addition, the terms of the Conecel Note Indenture contain restrictions on the declaration and payment of dividends and other distributions to shareholders of the Company. See "The Conecel Indebtedness -- The Conecel Notes."

     Following the consummation of the Offering, the redemption of a significant portion of the Conecel Holdings Notes and any future assumption or repayment of the remaining Conecel Holdings Notes, if any, it is not anticipated that any cash dividends will be paid on the Company's shares in the foreseeable future. The Company has never paid a dividend on its Common Stock.

                                 CAPITALIZATION


     The following table sets forth the cash and cash equivalents, short-term debt and capitalization of the Company as of December 31, 1997 on (a) an actual basis, (b) a pro forma basis to give effect to (i) the creation of two separate classes of shares, the Class B Common Stock offered hereby and the Class A Common Stock (which all of the then existing shareholders received in exchange for shares of Common Stock), and (ii) the conversion by Conecel Holdings of 3,355,838 shares of Class A Common Stock into an equal number of shares of Class B Common Stock in respect of the Warrants and the UBS Warrants and an additional 750,000 shares of Class B Common Stock issued in connection with the MasTec Transaction (c) an as adjusted basis to give effect to the sale of the 5,217,300 ADSs offered by the Company hereby (at an assumed initial public offering price of $13.00 per ADS) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." The information presented under the "Actual" column below is based on the Company's audited financial statements as of December 31, 1997. The table should be read in conjunction with the Financial Statements and the related notes thereto appearing elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                  AS OF DECEMBER 31, 1997
                                                            ------------------------------------
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                   (DOLLARS IN THOUSANDS)
Cash and cash equivalents.................................  $ 22,000(1) $ 22,000      $ 35,170
                                                            ========    ========      ========
Short-term debt(2)........................................    15,616      15,616        15,616
                                                            --------    --------      --------
Long-term debt:
  Conecel Notes...........................................   125,000     125,000       125,000
  Conecel Holdings Notes(3)...............................   121,000     121,000        78,253
                                                            --------    --------      --------
          Total long-term debt............................   246,000     246,000       203,253
                                                            --------    --------      --------
Shareholders' equity (deficit):
  Common Stock, par value 1,000 sucres per share; 150
     million shares authorized, 75 million shares
     outstanding;.........................................    28,670
  Class A Common Stock, par value 1,000 sucres per share;
     150,000,000 shares authorized, no shares outstanding
     actual; 63,394,162 shares outstanding pro forma and
     as adjusted(3).......................................                24,234        24,234
  Class B Common Stock, par value 1,000 sucres per share;
     100,000,000 shares authorized, no shares outstanding
     actual; 11,605,838 shares outstanding pro forma and
     32,475,038 shares outstanding as adjusted(4).........                 4,436         9,147
  Additional paid-in capital..............................                 4,996        63,430
  Effect of push-down accounting..........................   (40,906)    (38,469)(6)   (38,469)(6)
  Accumulated deficit.....................................   (10,675)    (15,671)(7)   (18,761)(7)
                                                            --------    --------      --------
          Total shareholders' equity (deficit)(5).........  $(22,911)   $(20,474)     $ 39,581
                                                            ========    ========      ========
Total capitalization......................................  $238,705    $241,142      $258,450
                                                            ========    ========      ========


---------------

(1) Approximately $17.3 million in cash is restricted. See Note A of the Notes to Financial Statements.
(2) Includes (a) the following short-term promissory notes at December 31, 1997 to (i) Banco del Pichincha C.A. in the aggregate principal amount of $4.0 million (interest at 10% per annum, maturing January 27, 1998 (renewed to July 27, 1998)) and (ii) Banco Aserval in the aggregate principal amount of $1.8 million (interest ranging from 11.5% to 15% per annum, maturing between February 2 and June 2, 1998), and (b) amounts outstanding under the Nortel secured credit facility in the aggregate principal amount of $9.8 million (interest at LIBOR plus 7% (currently 13% per annum)), payable quarterly through October 30, 1999. See Note H of the Notes to Financial Statements. The Company has remained current with respect to the payment of all such indebtedness.

(3) See Note 6 of Selected Financial and Operating Data.
(4) Translations of sucres into U.S. dollars have been made at the rate of 4,430 sucres = $1.00, the exchange rate in effect on December 31, 1997, as determined by the Central Bank of Ecuador. See Note A of Notes to Financial Statements.
(5) Does not include an aggregate of 750,000 shares of Class B Common Stock reserved for issuance to executive officers, key employees and independent contractors of the Company under the 1998 Stock Option Plan.

(6) Reflects the effect of the issuance of 750,000 shares of Class B Common Stock, at $3.25 per share, in connection with the MasTec Transaction.


(7) The pro forma column includes $4,996 in costs associated with the exercise of the Warrants. The as adjusted column contains the additional interest (7% premium) to be incurred upon the prepayment of the Conecel Holding Notes in the amount of $1,492 (net of $1,500 previously accrued) and the write-off of debt offering costs in the amount of $1,598.

                                    DILUTION
            (Dollars in thousands, except share and per share data)


     At December 31, 1997, the Company had a net tangible book value of $(99,070), or $(1.32) per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company at December 31, 1997, by the number of shares of Common Stock outstanding at that date. After giving effect to the issuance and sale of the 5,217,300 ADSs offered by the Company hereby (at the assumed initial public offering price of $13.00 per ADS) after deducting the underwriting discount and estimated expenses of the Offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds," the net tangible book value of the Company at December 31, 1997, would have been $(35,925) or $(0.37) per share of Common Stock. This represents an immediate increase in net tangible book value of $0.95 per share of Common Stock to the existing shareholders and an immediate dilution of $3.62 per share to new investors. The following table illustrates this per share dilution:


                 (Expressed in shares of Class B Common Stock)


Assumed initial public offering price.......................           $ 3.25
Net tangible book value per share as of December 31, 1997...  $(1.32)
Increase in net tangible book value attributable to new
  investors.................................................  $  .95
  Net tangible book value after the Offering................           $(0.37)
                                                                       ------
  Dilution per share to new investors.......................           $ 3.62
                                                                       ======


     The following table summarizes as of December 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share of Common Stock and ADS paid by the existing shareholders and by new investors in the Offering.


                                                                                    AVERAGE PRICE
                                     SHARES PURCHASED       TOTAL CONSIDERATION     PER SHARE OF
                                  ----------------------    -------------------    ---------------
                                                                                   COMMON
                                    NUMBER       PERCENT     AMOUNT     PERCENT    STOCK     ADS
                                  -----------    -------    --------    -------    ------   ------
Existing shareholders(1)........   75,000,000      78.2%    $ 28,670      29.7%    $0.38    $   --
New shares(1)...................   20,869,200      21.8       67,825      70.3      3.25     13.00
                                  -----------     -----     --------     -----
          Total.................   95,869,200     100.0%    $ 96,495     100.0%
                                  ===========     =====     ========     =====


---------------


(1) Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 73,869,200 shares and the number of shares purchased by new investors will increase to 22,000,000, or 22.9%, of the total number of shares of Common Stock which will be outstanding after the Offering. See "Principal and Selling Shareholders."

                     SELECTED FINANCIAL AND OPERATING DATA
          (Dollars in thousands, except per share and operating data)

     The summary financial information for each of the fiscal years in the four-year period ended December 31, 1997 are derived from the financial statements included elsewhere herein that have been prepared in accordance with U.S. GAAP and audited by BDO Binder, independent auditors. BDO Binder is one of the world's largest accounting and consulting organizations. This information should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and the related notes thereto presented elsewhere in this Prospectus. Calculations of revenue per subscriber and airtime usage per subscriber are made on the basis of "reported subscribers."


     The unaudited pro forma data for the year ended December 31, 1997 gives effect to (i) the issuance by Conecel Holdings of 1,406,250 Warrants issued in connection with certain corporate financial advisory services rendered to the Company and its affiliates, (ii) the issuance by Conecel Holdings of 1,633,500 Warrants in connection with the sale of the Conecel Holdings Notes and (iii) the issuance by Conecel Holdings of 316,088 Warrants as a result of the Company's failure to complete a public offering by March 31, 1998. The unaudited pro forma financial data is based on the historical financial statements of the Company and the assumptions and adjustments described in the accompanying notes. The Company believes that the assumptions on which the unaudited pro forma data are based are reasonable. The unaudited pro forma data is provided for informational purposes and does not purport to represent what the Company's financial position or results of operations actually will be for any period.


                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                               1994       1995       1996     1997(1)
                                                              -------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Service Revenues:
  Activation revenues.......................................  $ 4,059   $  2,066   $  1,069   $    972
  Recurring charges(2)......................................    7,571     24,664     27,223     65,487
  Sales of equipment........................................    1,083      3,090      1,532      8,557
                                                              -------   --------   --------   --------
        Total...............................................   12,713     29,820     29,824     75,016
                                                              -------   --------   --------   --------
Cost of Revenues:
  Cost of services(3).......................................   (1,348)    (6,155)    (7,997)   (12,262)
  Cost of equipment sold....................................     (957)    (4,150)    (2,336)   (14,763)
                                                              -------   --------   --------   --------
        Total...............................................   (2,305)   (10,305)   (10,333)   (27,025)
                                                              -------   --------   --------   --------
Gross profit................................................   10,408     19,515     19,491     47,991
                                                              -------   --------   --------   --------
Operating Expenses:
  Selling expenses..........................................   (2,070)    (3,567)    (2,180)    (7,920)
  Marketing expenses........................................   (2,229)    (6,333)    (4,353)    (3,936)
  General and administrative expenses.......................   (3,266)    (5,813)    (7,388)   (12,205)
  Depreciation and amortization(1)..........................   (2,205)    (2,536)    (4,189)    (6,290)
  Settlement related to calling party pays(4)...............       --         --         --     (3,560)
  Provision for bad debt....................................       (5)    (1,946)        --       (277)
                                                              -------   --------   --------   --------
        Total...............................................   (9,775)   (20,195)   (18,110)   (34,188)
                                                              -------   --------   --------   --------
Operating income (loss).....................................      633       (680)     1,381     13,803
                                                              -------   --------   --------   --------
Other Income:
  Interest income...........................................      366        426        556      2,873
  Other income..............................................       75        266      1,602        888
                                                              -------   --------   --------   --------
        Total...............................................      441        692      2,158      3,761
                                                              -------   --------   --------   --------
Other Expenses:
  Interest expense(1).......................................  $(2,654)  $ (5,016)  $ (3,034)  $(20,985)
  Remeasurement (loss) gain.................................   (1,927)       899     (2,037)    (6,293)
                                                              -------   --------   --------   --------
        Total...............................................   (4,581)    (4,117)    (5,071)   (27,278)
                                                              -------   --------   --------   --------
Net income (loss)...........................................  $(3,507)  $ (4,105)  $ (1,532)  $ (9,714)
                                                              =======   ========   ========   ========
Net income (loss) per share.................................  $  (.31)  $   (.11)  $   (.02)  $   (.13)
                                                              -------   --------   --------   --------
Weighted average number of shares outstanding...............   11,484     38,288     75,000     75,000
                                                              =======   ========   ========   ========

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
PROFORMA DATA:
  Pro forma net loss(5).....................................    $(14,710)
                                                                ========
  Pro forma net loss per share(5)...........................    $   (.20)
                                                                --------
  Pro forma average number of shares outstanding............      75,000
                                                                ========

                                                                           AS OF DECEMBER 31,
                                                                -----------------------------------------
                                                                 1994       1995       1996        1997
                                                                -------    -------    -------    --------
BALANCE SHEET DATA:
  Current assets............................................    $ 6,353    $21,909    $11,000    $ 66,453
  Property and equipment, net...............................     15,747     31,315     32,156      74,520
  Licenses and systems......................................      1,949      1,845      1,698      52,015
  Total assets..............................................     24,106     55,951     44,931     271,606
  Current liabilities.......................................     20,556     22,854     15,126      48,517
  Long-term debt(6).........................................      1,667     12,812     11,052     246,000
  Stockholders' equity (deficit)............................      1,883     20,285     18,753     (22,911)(1)

                                                                          YEAR ENDED DECEMBER 31,
                                                                --------------------------------------------
                                                                 1994        1995        1996        1997
                                                                -------    --------    --------    ---------
OTHER FINANCIAL DATA:
  EBITDA(7).................................................    $ 2,838    $  1,856    $  5,570    $  23,248
  Net cash provided (used) by:
  Operating activities......................................     (2,558)      5,188       3,925      (10,256)
  Investing activities......................................     (5,356)    (20,154)     (4,883)    (105,600)
  Financing activities......................................      8,079      26,283     (10,360)     119,722
  Capital expenditures......................................      5,387      17,928       4,830       47,931
OPERATING DATA:
  Average airtime usage (minutes per month)(8)..............        207         165         190          295
  Average number of reported subscribers....................      7,199      23,429      28,382       65,251
  Average monthly revenue per reported subscriber...........    $134.63    $  95.07    $  83.07    $   84.88(9)
  Percent of Ecuadorian population covered(10)..............         30%         60%         80%          85%
  Ending reported subscribers...............................     15,012      28,558      34,970      104,061
  Ending market penetration.................................        .13%        .25%        .29%         .87%
  Average of average monthly churn..........................        .79%        .86%       3.96%(11)    2.13%

---------------

 (1) Under accounting rules relating to "push-down" accounting, the Company is required to reflect certain assets and liabilities of Conecel Holdings on the Company's balance sheet. Due to "push-down" accounting, the Company had a stockholders' deficit as of December 31, 1997. Without giving effect to such accounting treatment, the Company's stockholders' equity would have been $15.3 million. Upon repayment in full or in part of the Conecel Holdings Notes, as a result of "push-down" accounting, the Company will continue to carry approximately $66.8 million of goodwill on its balance sheet which will be amortized over 30 years. The effect of such accounting treatment will be to decrease net income or increase net loss, as applicable, in the amount of approximately $2.2 million annually for future periods. Results of operations for 1997 include approximately $0.6 million of depreciation and amortization and approximately $6.2 million of interest expense associated with "push-down" accounting.
 (2) Includes monthly fees, airtime charges, roaming charges, national and international long distance revenues and public phone service revenues.
 (3) In May 1997, the Company prepaid the annual license fees that were payable to the Government of Ecuador pursuant to its Cellular Concession. Commencing June 1997, the Company was no longer required to make the annual cost payment to the Government of Ecuador and the full amount of the prepayment ($53.6 million) will be amortized as a pre-paid expense over the remainder of the term of such license and will continue to be reflected in cost of services.
 (4) Represents settlement of amounts due from Andinatel, S.A. and Pacifictel, S.A. (the successors to Emetel, S.A.) regarding calling party pays. See Note B to Notes to Financial Statements.

 (5) The pro forma adjustments for the year ended December 31, 1997 are as follows:


Historical net loss.........................................  $ (9,714)
Pro forma adjustments:
  For warrants issued in connection with corporate finance
    advisory services.......................................    (1,828)
  For warrants issued in connection with the Conecel
    Holdings Notes..........................................    (3,168)
                                                              --------
Pro forma net loss..........................................  $(14,710)
                                                              ========



    The pro forma adjustments have been determined with an assumed public offering price of $3.25 per share of Class B Common Stock, however, the actual price may be higher or lower depending on the market conditions at the time of the Offering. The pro forma net loss is presented to reflect an estimate of the expenses the Company will record in 1998 when the value of the Class B Common Stock is determined for 1,949,588 warrants issued in connection with the issuance of the Conecel Holdings Notes and

     1,406,250 warrants issued in connection with corporate finance advisory services. As of December 31, 1997, "Long-term debt" included $125.0 million aggregate principal amount of the Conecel Notes and, as a result of "push-down" accounting, $121.0 million aggregate principal amount of the Conecel Holdings Notes issued on September 30, 1997.
 (6) As of December 31, 1997, "Long-term debt" included $125.0 million aggregate principal amount of the Conecel Notes and, as a result of "push-down" accounting, $121.0 million aggregate principal amount of the Conecel Holdings Notes issued on September 30, 1997.
 (7) EBITDA represents earnings (net income (loss)) before interest, taxes, depreciation and amortization, remeasurement gain (loss) and other income. The Company has included information concerning EBITDA (which is not a measure of financial performance under U.S. GAAP), because it understands that it is used by certain investors as one measure of an issuer's ability to meet obligations for interest, income tax and amortization of debt before new capital expenditures for property and equipment. EBITDA should not be construed as an alternative to net income (as determined in accordance with U.S. GAAP) as an indicator of operating performance. EBITDA is calculated using financial statement information included herein. The Company's EBITDA may not be comparable to computations presented by other companies since all companies and analysts do not calculate EBITDA in the same fashion. In addition, EBITDA takes into account the annual license payments that were made by the Company to the Government of Ecuador pursuant to the Cellular Concession prior to the prepayment of the annual license fees in May 1997. As the license has been prepaid, the annual license cost, recorded at $400,000 in 1994, $1.6 million in 1995, $3.4 million in 1996 and $3.9 million in 1997, will be recorded as cost of services in the future in order to maintain continuity with historical data. The Company will amortize the prepayment amount over the remaining term of the Cellular Concession resulting in annual amortization of approximately $4.9 million. Excluding the minimum annual license cost, the Company would have reported an EBITDA of $3.2 million in 1994, $3.5 million in 1995 and $9.0 million in 1996. In 1997, EBITDA of $23.2 million excludes the amortization of the Cellular Concession in the amount of $3.2 million, which is included in cost of services.
 (8) Average airtime usage figures include airtime usage related to the Company's public cellular telephone operations and free minutes.
 (9) ARPU for 1997 includes recurring revenues received by the Company resulting from the sale of telephone equipment (e.g., handsets) under the COMODATO programs. The Company does not believe that ARPU is significantly affected as a result of this treatment.
(10) Based on publicly-available information compiled by the Central Bank of Ecuador, the population of Ecuador was approximately 11,173,500, 11,460,000, 11,689,000 and 11,700,000 people at the end of 1994, 1995, 1996 and 1997, respectively.
(11) During 1996, the Company disconnected approximately 8,000 reported subscribers with non-performing accounts in order to upgrade the credit quality of its subscriber base. See "Business -- Subscriber
     Management -- Management of Churn and Credit Policy."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was awarded its cellular telephone concession in August 1993 (the "Cellular Concession"), and began providing cellular telephone services in March 1994. However, the Company sold telephone handsets and other equipment during 1993 and the first quarter of 1994 in anticipation of its commencement of operations. Therefore, the balance sheet and income statement as of and for the year ended December 31, 1994 reflect that the Company was in a preoperative stage during 1993 and the first three months of 1994. Accordingly, the financial results for 1994 are not directly comparable with the other periods presented in this discussion.

     The following is a discussion of the financial condition and results of operations of the Company as of and for each of the fiscal years in the four-year period ended December 31, 1997. The discussion should be read in conjunction with the financial statements and the related notes thereto of the Company included elsewhere in this Prospectus. The financial statements have been prepared in accordance with U.S. GAAP.

     Functional Currency. The Ecuadorian sucre is the currency of the Company's primary economic environment. The Company considers that Ecuador is a highly inflationary economy as a result of the country's historical inflation rates. As required by Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the Company uses the U.S. dollar as its functional currency. As a result, the Company remeasures its financial statements from sucres to U.S. dollars. Non-monetary assets, liabilities, revenues and expenses are remeasured at the historical exchange rate. Monetary assets, liabilities, revenues and expenses are remeasured at the exchange rate in effect at the date a transaction occurs. Gains and losses related to the remeasurement of monetary assets and liabilities are included in the Company's statement of operations.

     Subscribers. The term "reported subscribers" means subscribers as reported by the Company to the Secretary and is the Company's measure of subscribers. Consistent with the Company's interpretation of the Secretary's reporting guidelines and common practice of cellular operators in Ecuador and other Andean region countries that have adopted a "calling party pays" interconnection system, the Company currently includes in such term subscribers who have been temporarily "deactivated," in that their outbound calling privileges have been suspended, in accordance with the Company's credit policies. Such temporarily "deactivated" subscribers are under evaluation by the Company for reconnection or permanent disconnection and continue to generate revenues from inbound calls for the Company under the "calling party pays" system in Ecuador. See
"-- Calling Party Pays and Interconnection Payments." Based on the Company's recent experience, the Company expects that a significant portion of "deactivated" subscribers will continue to pay all past due sums and be reinstated with their full calling privileges. Calculations of revenue per subscriber, monthly fees per subscriber and airtime usage per subscriber are made on the basis of reported subscribers.

     Prepayment of License Fees. In August 1993, the Company paid a one-time fee of $2.0 million to the Superintendency for its Cellular Concession. In addition to this fee, the terms of the Cellular Concession provided for (i) an annual license fee ("Annual License Fee"), payable in monthly installments, which is calculated each year at the greater of a certain minimum guaranteed sum or a stated percentage of the Company's revenues from cellular operations during the year and (ii) monthly payments for the use of cellular frequencies (collectively, "Frequency Fees"). See "Regulatory Framework -- Terms of Cellular Concession" for a more detailed discussion of the Annual License Fee and Frequency Fees.

     In May 1995, the Government of Ecuador commenced negotiations with the Company and Otecel, the Company's primary competitor and holder of a cellular concession with terms identical to the Cellular Concession, for the prepayment of the full amount of the Annual License Fees thereafter payable by each of the cellular operators. In October 1996, the Bucaram administration finalized these negotiations and agreed with the cellular operators on the terms pursuant to which the Annual License Fees payable by each of them would be prepaid in a lump-sum of approximately $51.5 million. The prepayment amount was determined by discounting the minimum annual guaranteed payments under the terms of the Cellular Concession at the rate of 21.75% to arrive at a net present value figure as of September 1996.

     In March 1997, the Company made a partial payment to the Secretary in the aggregate amount of approximately $1.9 million to evidence its good faith intention to prepay the Annual License Fees thereafter payable. After giving effect to such partial payment, the remaining balance of the full prepayment amount, including interest accrued from December 19, 1996, was approximately $53.6 million. In May 1997, the Company paid the remaining balance of the Annual License Fees to the Government of Ecuador from a portion of the proceeds of the issuance of the Conecel Notes. From inception until the May 1997 payment, the Company had paid to the Government of Ecuador, including the March 1997 payment, the aggregate amount of approximately $9.3 million pursuant to the terms of the Cellular Concession which included (i) a one-time fee of $2.0 million, (ii) the Annual License Fee of approximately $0.4 million paid by the Company for 1994,
(iii) the Annual License Fee of approximately $1.6 million paid by the Company during 1995 and (iv) the Annual License Fee of approximately of $3.4 million paid by the Company during 1996. The Annual License Fee and the Frequency Fees paid and accrued by the Company are reflected in the cost of services in the Company's financial statements.

     Push-Down Accounting. As a result of the acquisition by Conecel Holdings of 85% of the capital stock of the Company in September 1997, the Company was required, under an accounting practice prescribed by the Securities and Exchange Commission generally referred to as "push-down" accounting, to revalue the Company's assets at the time of acquisition. The Company's financial statements reflect the push-down accounting of Conecel Holdings' cost of acquiring the stock of the Company. This accounting treatment requires the push-down of goodwill and adjustments totaling $89.3 million and long-term debt of $121.0 million aggregate principal amount of the Conecel Holdings Notes. In relation to the acquisition of the Company's shares from Cempresa, a deemed dividend has been pushed-down based on the gain associated with the sale of the Parra Family's investment in the amount of approximately $12.8 million. This amount is included under "Effect of push-down accounting" on the Company's balance sheet. In addition, the push-down treatment also resulted in the recapitalization of stockholders' equity. These changes will affect the future comparability of operating data principally with respect to the amortization of the intangible assets and the interest expense associated with the push-down accounting.

     Calling Party Pays and Interconnection Payments. In October 1996, the Government of Ecuador mandated a "calling party pays" system, where the originator of the call pays for the entire cost of the call, effective February 1, 1997. Under the "calling party pays" system, all incoming calls to the Company's cellular subscribers are charged to the originating party by its respective wireline or wireless network operator which, in turn, pays to the Company any applicable interconnection charges (as of December 31, 1997, $.27 per minute after deduction of the interconnection charge and any applicable collection fees) for calls routed through the Company's network to its cellular subscribers. The collection responsibility for all such calls remains with the applicable wireline or wireless operator and interconnection fees are due and payable to the Company without regard to whether the wireline or wireless operator successfully collects the fees due from the originating caller. The Company and each of the wireline and wireless operators exchange on a monthly basis statements detailing the interconnection fees payable to and from each of them, and a reconciliation of fees is conducted within 90 days after each statement date. A payment of 90% of the fees owed by the applicable party is due within 15 days after the reconciliation date and the remaining 10% is due within 180 days after the 90% payment, in each case without interest. This payment structure has resulted in the creation of a significant trade receivable ($20.6 million as of December 31, 1997) on the Company's financial statements and, prior to the commencement of the Ecuadorian Wireline System's payment cycle, impacted the Company's short-term cash flow. See "Risk Factors -- Factors Relating to the Company -- Terms of Interconnection Agreements."

     Although the "calling party pays" system went into effect in Ecuador as of February 1, 1997, Emetel, the previous wireline operator in Ecuador and predecessor of the two regional entities comprising the Ecuadorian Wireline System, encountered difficulties in administering and implementing the new tariff policy for the period from February 1, 1997 through May 26, 1997. The "calling party pays" system requires that the wireline operators charge wireline subscribers for calls to cellular subscribers originated by them. Cellular operators, in turn, charge the wireline operators any applicable fees for calls placed to cellular subscribers, net of any applicable interconnection charges required to be paid by the cellular operators to the wireline operators. As a result primarily of the abrupt change in the presidency that occurred in Ecuador in early February 1997, and the political uncertainties that resulted therefrom, Emetel delayed the implementation of the "calling party pays" system. Consequently, Emetel failed to remit to the Company amounts owed it under the "calling party pays" system from February 1, 1997 to May 26, 1997, owing the Company approximately $12.4 million for such period. In November 1997, pursuant to a settlement agreement between the parties, Emetel agreed to pay the Company, in full satisfaction of the amounts owed, approximately $6.5 million, consisting of an immediate payment of $1.6 million in cash and a promissory note in the principal amount of approximately $4.9 million providing for monthly principal installments of approximately $223,000, which includes annual interest at 10%, for 24 consecutive months, commencing December 15, 1997. In addition, the Company offset approximately $2.4 million attributable to interconnection fees that were payable by the Company to Emetel. Accordingly, the Company recorded settlement expenses of approximately $3.6 million in connection with this agreement.


     On November 19, 1997, two regional operating entities, Andinatel, S.A. in the mountain region (including Quito) and Pacifictel, S.A. in the coastal region (including Guayaquil), were formed in anticipation of the pending privatization of Emetel, the state-owned wireline service provider. Emetel continues to exist as a legal entity for the sole purpose of winding up its affairs. All of the assets of Emetel were divided and transferred to the two regional entities. In addition, all of the liabilities of Emetel, except liabilities under the November settlement agreement with the Company for periods prior to November 19, 1997 and interconnection fees payable to the Company under the "calling party pays" system for such periods, were divided and transferred to the regional entities. As a result, Emetel made payments to the Company for Andinatel, S.A. and Pacifictel, S.A. which were due for September and October 1997. The Company anticipates that each of the regional entities will be liable for the interconnection fees for the period beginning November 19 through the end of the month and for all monthly interconnection fees and settlement payments attributable to them thereafter. Under the interconnection agreement with Emetel, payments for "calling party pays" are due approximately 105 days after the relevant monthly billing period.



     As of March 31, 1998, each of the regional entities is current with respect to its payments to the Company. However, the payments by Emetel on behalf of Pacifictel, S.A. that were due for September and October 1997 were not made in a timely manner and were past due when made. The Company was advised that the delay in payment was attributable to administrative difficulties encountered by Pacifictel, S.A. as a result of its recent formation and adoption of inadequate billing systems from Emetel. As a result of the "calling party pays" interconnection system, the Ecuadorian Wireline System has become, and is expected to remain, the Company's largest debtor and source of revenues, accounting for approximately 50% of the Company's revenues for the year ended December 31, 1997. See "Risk Factors -- Risks Related to Payments from the Ecuadorian Wireline System."


     Prior to February 1997, the Company would generate revenues from its cellular subscribers who were billed for both incoming and outgoing calls. By implementing a "calling party pays" system into certain of its products prior to February 1997, for the period between November 1996 through January 1997, the Company did not receive either revenues directly from its subscribers or interconnection fees from the wireline or wireless operators. Therefore, the Company, in effect, subsidized the early implementation of the "calling party pays" system during this three-month period. The Company believes the significant growth in its total cellular subscribers since November 1996 is attributable in large part to the implementation of "calling party pays" as a result of which subscribers no longer pay for incoming calls. This has enabled the Company to raise fees and airtime charges on some plans and introduce new product lines that have resulted in a significant increase in airtime usage. See "Business -- Cellular Operations -- Digitalization and Calling Party Pays."

     Increase in Prepay Subscriber Base. In April 1996, the Company introduced its PORTA CONTROL prepay program in response to economic and market conditions in Ecuador. PORTA CONTROL has been extremely popular, and prepay customers have increased from an insignificant percentage of the Company's subscriber base in April 1996 to 40.54% of its subscriber base as of December 31, 1997. The Company expects that the percentage of its customers who subscribe to cellular service on a prepay basis may continue to increase. See "Business -- Cellular Products and Services."

     The Company believes that prepay programs represented an effective means of attracting and retaining subscribers during a difficult economic and competitive environment in 1996 and 1997. However, the Company also believes that prepay plans are attractive to a wider range of cellular consumers than just those experiencing financial difficulties. In addition to helping customers control costs, PORTA CONTROL has no monthly bill and allows customers to prepay for cellular services in cash. The Company is marketing these features to new classes of potential customers and, as a result, expects prepay plans to continue to help the Company increase cellular market penetration, grow its customer base and generate positive cash flow. Prepay programs are particularly attractive under a "calling party pays" system such as Ecuador's, where the cellular subscriber does not pay for the cost of inbound calls, because a large portion of the Company's subscribers under such programs consist of cost conscious customers that may not have subscribed for cellular service under a different system. Compared to the average contract plan, prepay plans involve higher per minute airtime charges, a lower cost to acquire new subscribers (principally because the Company does not finance the hand-set and sales commissions are lower than contract plans), and no billing expenses or credit or collection risk. Prepay customers are also potential customers for the Company's other services and products, and the Company intends to focus marketing efforts on "migrating" qualified prepay customers to higher revenue contract plans. In addition, the Company is considering new methods to increase minutes of use by its prepay customers, particularly outbound traffic, by expanding the distribution network of prepaid self-activating cards.

     Prepay customers, on average, have substantially lower minutes of usage than contract customers (148 as compared to 372 for contract customers) and do not pay monthly fees. Consequently, they generate substantially lower average monthly revenues per customer. Prepay cards expire after 45 days regardless of any balance, and the customer loses his or her assigned telephone number after 90 days if no additional amounts are credited to his or her account. Since most customers have distributed their assigned phone number widely and do not pay for inbound calls, the Company believes that these non-contractual subscribers have a significant incentive to remain with the Company. This is reflected in the monthly average 1997 churn for prepay customers which was 2.28%, slightly higher than the overall monthly average churn rate of 2.13% for all of the Company's subscribers during 1997.

CAPITAL EXPENDITURE REQUIREMENTS

     Cellular operators typically experience losses and negative cash flow in their initial years of operation due to the large capital investments required for construction of their networks and the significant advertising and other expenses needed to start the business. Until technological limitations on total capacity are reached, additional cellular capacity can normally be added in increments that closely match demand and at less than the proportionate cost of the initial capital investments. Once revenues exceed fixed costs, incremental revenues are expected to yield a high incremental operating profit, giving cellular operators an incentive to stimulate and satisfy demand for service in the market. Digital technology, which offers increased capacity, provides cost savings on capital expenditures and reduces fixed costs on a per subscriber basis. The Company has experienced positive cash flow from operations during 1995, 1996 and 1997.

     The Company does not expect the cost of converting its computer systems to "Year 2000" compliant software to be material to its financial condition or results of operations, nor does it anticipate any material disruption in its operations with respect thereto.

RESULTS OF OPERATIONS

     The following table sets forth the results of operations of the Company for each of the fiscal years in the four-year period ended December 31, 1997, and expresses each amount as a percentage of total operating revenues and a percentage of change from the prior year:

   RESULTS OF OPERATIONS FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 1997
             INCLUDING PERCENTAGES OF TOTAL OPERATING REVENUES AND
                       PERCENTAGE CHANGE FROM PRIOR YEAR
                             (Dollars in millions)

                                                                                               PERCENTAGE
                                                   YEAR ENDED DECEMBER 31,                       CHANGE
                                              % OF              % OF              % OF      -----------------
                                              TOTAL             TOTAL             TOTAL     1996 VS   1997 VS
                                      1995   REVENUE    1996   REVENUE    1997   REVENUE     1995      1996
                                      ----   -------    ----   -------    ----   -------    -------   -------
Service revenues:
  Recurring charges...............    24.7     82.6%    27.2     91.3%    65.5     87.2%       10%      141%
  Activation revenue..............     2.1      7.0      1.1      3.7      1.0      1.3       -48        -9
  Sales of equipment..............     3.1     10.4      1.5      5.0      8.6     11.5       -52       473
                                      ----              ----              ----
         Total....................    29.9    100.0%    29.8    100.0%    75.1    100.0%        *       152%
                                      ----              ----              ----
Costs of revenue:
  Cost of services................     6.2     20.7%     8.0     26.8%    12.3     16.4%       29%       54%
  Cost of equipment sold..........     4.2     14.0      2.3      7.7     14.8     19.7        45       543
                                      ----              ----              ----
         Total....................    10.4     34.8%    10.3     34.6%    27.1     36.1%       -1%      163%
                                      ----              ----              ----
Gross profit......................    19.5     65.2     19.5     65.4     48.0     63.9         *       146
                                      ----              ----              ----
Operating expenses:
  Selling expenses................     3.6     12.0%     2.2      7.4%     7.9     10.5%       39%      259%
  Marketing expenses..............     6.3     21.1      4.4     14.8      3.9      5.2        30       -11
  General and admin...............     5.8     19.4      7.4     24.8     12.2     16.2        28        65
  Depreciation and amortization...     2.5      8.4      4.2     14.1      6.2      8.2        68        48
  Settlement related to calling
    party pays....................      --       --       --       --      3.6      4.8         *         *
  Provision for bad debts.........     1.9      6.4       --       --      0.3      0.4         *         *
                                      ----              ----              ----
         Total....................    20.1     67.2%    18.2     61.1%    34.1     45.5%       -9%       87%
                                      ----              ----              ----
Operating income (loss)...........    (0.6)    -2.0      1.3      4.4     13.9     18.5       317       969
                                      ----              ----              ----
Other income:
  Interest income.................     0.4      1.3%     0.6      2.0%     2.9      3.9%       50%      383%
  Other income....................     0.3      1.0      1.6      5.4      0.9      1.2       433       -44
                                      ----              ----              ----
         Total....................     0.7      2.3%     2.2      7.4%     3.8      5.1%      214%       73%
                                      ----              ----              ----
Other expenses:
  Interest expense................     5.0     16.7%     3.0     10.1%    21.0     28.0%      -40%      600%
  Remeasurement loss (gain).......    (0.9)     3.0      2.0      6.7      6.3      8.4       322       215
                                      ----              ----              ----
         Total....................     4.1    -13.7%     5.0     16.8%    27.3     36.4%       22%      446%
                                      ----              ----              ----
Net income (loss).................    (4.0)   -13.4%    (1.5)    -5.0%    (9.6)   -12.8%      -63%      540%
                                      ====              ====              ====

---------------

*Percentage change not meaningful.

  Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

     Revenues. The Company's total revenues were $75.0 million for the year ended December 31, 1997 as compared to $29.8 million for the year ended December 31, 1996. The increase in revenues was primarily due to an increase in the total minutes of usage of reported subscribers on the Company's Network, as a result of an increase in the average number of reported subscribers and an increase in average usage per subscriber which was partially offset by a decline in average tariffs.

     The Company had 104,061 reported subscribers as of December 31, 1997, as compared to 34,970 reported subscribers as of December 31, 1996, an increase of 197.5% from 1996. The Company had an average number of reported subscribers of 65,251 during the year ended December 31, 1997 compared to 28,382 average reported subscribers during the year ended December 31, 1996, an increase of 129.9%. The increase in subscribers was due primarily to an aggressive marketing campaign promoting the Company as the only cellular provider offering digital services. Digital service is attractive to cellular subscribers because it offers a number of advantages over analog service including caller and message identification, enhanced privacy, extended battery life, messaging and digital voice mail. The Company also believes that the introduction of "calling party pays" contributed to the increase in its subscribers because the originator of the call pays for the total cost of the call rather than having the cellular subscriber pay for both incoming and outgoing calls.

     The Company reported 295 average monthly minutes of usage per reported subscriber for the year ended December 31, 1997, as compared to 190 average monthly minutes of usage per subscriber for the year ended December 31, 1996, an increase of 55.3%. This increase in average monthly minutes of usage per reported subscriber was primarily due to an increase in network utilization resulting from the introduction of "calling party pays." See "Business-Cellular Operations -- Digitalization and Calling Party Pays."

     The decline in average tariffs during the year ended December 31, 1997 was due primarily to changes resulting from the introduction and implementation of the "calling party pays" system. During the year ended December 31, 1996 (prior to the introduction of the "calling party pays" system), the Company's average revenues per minute were $0.29, and approximately 60% of the total minutes were represented by outbound calls and 40% by inbound calls. During the year ended December 31, 1997 (following the introduction of the "calling party pays" system), the Company's average revenues per minute, net of interconnection fees, were $0.27, and approximately 40% of the total minutes were represented by outbound calls, and 60% by inbound calls which resulted in the average price per minute being approximately $0.02 less during the year ended December 31, 1997. This decline in average tariffs also resulted from the Company's decision to temporarily lower its tariffs in June, July and August 1997 to $0.18, $0.24 and $0.27, respectively, in order to facilitate the introduction of the "calling party pays" system by Emetel. This decrease was partially offset by an average increase in the tariffs for outbound calls. The decline in average tariffs was also affected by the Company's decision to offer plans that were priced to include a fixed number of minutes per month to new subscribers during January through June 1997. The Company estimates that the total number of minutes included in such plans approximated 15% of total billable minutes during the period. The Company changed its policy in July 1997, and is including less minutes on new service plans. As a result of this change, in December 1997, the average tariff increased to $0.29.

     Service Revenues. Recurring charges, which include monthly fees, airtime charges (which includes revenues derived from the "calling party pays" system), international and national long distance, public cellular telephone and value-added services, increased from $27.2 million for the year ended December 31, 1996 to $65.5 million for the year ended December 31, 1997, an increase of 140.8%. The increase was primarily due to an increase in the total minutes of usage of reported subscribers on the Network, resulting from an increase in the average number of reported subscribers and an increase in average usage per reported subscriber, and partially offset by a decline in average tariffs. Monthly fees and airtime charges constitute more than 84% of revenues from recurring charges.

     Of total revenues for the year ended December 31, 1997, revenues from activations of $1.0 million represented 1.3% of revenues in such period compared to $1.1 million for the year ended December 31, 1996, representing 3.6% of revenues in such period. The decrease in revenues from activations was principally due to competitive pressures requiring the Company to offer promotional packages waiving the activation fee.

     Revenues from sales of equipment, consisting primarily of handsets and accessories, were approximately $8.6 million or 11.4% of revenues for the year ended December 31, 1997 as compared to $1.5 million or 5.1% of revenues for the year ended December 31, 1996, an increase of 473.3%. This increase in sales of equipment was attributable primarily to a shift in the Company's 1996 strategy of maintaining low inventory costs by having handsets sold primarily through independent distributors to a strategy of purchasing and selling digital cellular telephones directly to customers. This new strategy was effected in order to secure a ready supply of digital handsets in an international environment of strong demand. To a lesser degree, this increase was also due to the Company's shift to sales of digital handsets that have a higher per unit price than analog handsets. As a result of competitive pressures, in July 1997, the Company introduced new service plans designed to attract new subscribers by reducing the initial costs of obtaining digital handsets while committing such subscribers to a 24-month contract with the Company. The Company expects that these contracts will generate, over a 12-month period, sufficient revenue to cover the initial cost, through higher monthly fees, of digital handsets.

     Cost of Revenues. Cost of revenues, which includes cost of services and cost of equipment sold, was $27.0 million, or 36.0% of sales, for the year ended December 31, 1997 as compared to $10.3 million, or 34.6% of sales, for the year ended December 31, 1996, an increase of 162.1%.

     Cost of services was $12.3 million, or 18.7% of recurring charges for the year ended December 31, 1997 as compared to $8.0 million, or 29.3% of recurring charges, for the year ended December 31, 1996, a decrease of 36.1% as a percentage of recurring charges. The decrease in cost of services as a percentage of recurring charges was primarily due to the reduction in Frequency Fees payable to the Government of Ecuador as a result of a determination by the applicable regulatory body that such fee should be based on the number of cell sites rather than on the number of subscribers. This decrease was also due to the amortization of the minimum annual guaranteed payment being less than the specified minimum annual payment that would have been payable for such period. In addition, the Company's investment in its Network infrastructure resulted in reduced interconnection fees payable to Emetel.

     Cost of equipment sold was $14.8 million, or 19.6% of revenues, for the year ended December 31, 1997 as compared to $2.3 million, or 7.8% of revenues, for the year ended December 31, 1996. This increase in cost of equipment sold primarily reflects the Company's current strategy of purchasing and selling digital cellular phones directly to customers, and to a lesser degree, to an increase in the unit price of digital handsets as compared with analog handsets. This increase also reflects the Company's strategy of attracting new subscribers by reducing the initial costs of obtaining digital handsets while committing new subscribers to a 24-month contract with the Company. The Company expects that these contracts will generate, over a 12-month period, sufficient revenue to cover the initial cost, through higher monthly fees, of digital handsets. This strategy has resulted in lower revenues from the sales of telephone equipment and a corresponding increase in monthly recurring charges for the year ended December 31, 1997.

     Operating Expenses. Operating expenses consist of selling expenses, marketing expenses, and general and administrative expenses. Total operating expenses were approximately $34.2 million for the year ended December 31, 1997 compared to $18.1 million for the year ended December 31, 1996, an increase of 89.0%. Total operating expenses increased primarily as a result of the substantial increase in selling expenses and as a result of the settlement related to the "calling party pays" system. Total operating expenses per average subscriber decreased approximately 17.9% from $638 during the year ended December 31, 1996 to $524 during the year ended December 31, 1997, due to economies of scale.

     Selling expenses, which includes sales commissions to the Company's sales force and independent distributors and credit card charges, were $7.9 million for the year ended December 31, 1997 as compared to $2.2 million for the year ended December 31, 1996, an increase of 259.1%. The increase in selling expenses is due to the significant increase in subscribers and an increase in the amount of the average commission paid for greater sales volume to its sales force and distributors. As a result of the significant increase in new activations in 1997, selling expenses in relation to new activations decreased to $97 per new activation in 1997 from $130 per new activation in 1996, a decrease of 25.3%.

     Marketing expenses were $3.9 million for the year ended December 31, 1997 as compared to $4.4 million for the year ended December 31, 1996, a decrease of 11.3%, as a result primarily of the Company refocusing its marketing efforts to more limited and specific consumer groups.

     General and administrative expenses were $12.2 million for the year ended December 31, 1997 as compared to $7.4 million for the year ended December 31, 1996, an increase of 64.8%. The increase was primarily due to a number of increases in individual items, including legal and professional fees including auditors fees, training costs, travelling expenses, and security services.

     Depreciation and amortization was $6.3 million for the year ended December 31, 1997 as compared to $4.2 million for the year ended December 31, 1996, an increase of 53.7%. This increase reflects the increased amortization resulting from the significant capital expenditures incurred in building-out the Network and amortization of goodwill associated with "push-down" accounting ($0.6 million).

     Provision for bad debts was $0.3 million for the year ended December 31, 1997 as compared to none for the year ended December 31, 1996.

     Operating Income. Operating income was approximately $13.8 million for the year ended December 31, 1997 as compared to $1.4 million for the year ended December 31, 1996. This improvement was largely due to increased sales and the containment of operating expenses which did not increase in proportion to sales.

     Other Income, including Interest Income. Other income was approximately $3.8 million for the year ended December 31, 1997 as compared to $2.2 million for the year ended December 31, 1996. The increase was primarily due to an increase in interest income to $2.9 million from $0.6 million due to the receipt and investment of the proceeds from the sale of the $125.0 million aggregate principal amount of Conecel Notes in May 1997.

     Other Expenses, including Interest Expense. Other expenses, including interest expense were approximately $27.3 million for the year ended December 31, 1997 as compared to $5.1 million for the year ended December 31, 1996. The increase was primarily due to increased interest expense attributable to the $125.0 million aggregate principal amount of the Conecel Notes issued in May 1997 ($11.7 million) and the $121.0 million aggregate principal amount of the Conecel Holdings Notes issued in September 1997 ($4.2 million).

     Net Income (Loss). As a result of the foregoing, the Company had a net loss for the year ended December 31, 1997 of $9.7 million as compared to a net loss of $1.5 million for the year ended December 31, 1996.

  Year Ended December 31, 1996 Compared with Year Ended December 31, 1995

     Revenues. The Company's total revenues were $29.8 million in 1996 as compared to $29.8 million in 1995. The Company's revenues in 1996 were negatively affected by certain factors including: (i) the Company engaged in significant price competition with Otecel during 1996 by offering free minutes of airtime usage, waiving activation fees and providing cellular phones at below market prices as part of certain promotional and marketing campaigns, (ii) the Company disconnected approximately 8,000 non-performing subscribers during 1996 in order to upgrade the credit quality of its customer base and (iii) the Company introduced certain products that incorporated the "calling party pays" system in November 1996 which eliminated certain of the Company's revenues previously generated by incoming calls to its cellular subscribers which resulted in the Company effectively subsidizing the early introduction of certain "calling party pays" products through February 1, 1997, the effective date of Ecuador's new "calling party pays" legislation.

     The Company had 34,970 reported subscribers as of December 31, 1996, as compared to 28,558 reported subscribers as of December 31, 1995, an increase of 22.5% from 1995 (notwithstanding the disconnection of approximately 8,000 subscribers). During 1995, the Company's prior management launched aggressive marketing and promotional campaigns to increase its subscriber base and did not strictly enforce its policies for managing customer credit checks, late payments and collections. As a result, the Company experienced growth in total subscribers during 1995, but a lower average credit quality among its subscriber base. The Company records recurring revenues on its financial statements as of the billing date for the applicable charges. As a result, the Company's revenues during 1995 included revenues attributable to a significant number of non-performing subscribers that were subsequently disconnected during 1996. Accordingly, during 1995, a provision for bad debts of $1.9 million was recorded by the Company for these non-performing subscribers. During 1996, the Company's new management implemented new credit policies and procedures that are designed to reduce the amount of revenues attributable to non-performing subscribers that are included in recurring revenues. Such new credit policies and procedures include a greater emphasis on credit checks and prepaid plans, as well as billing procedures which stop the generation of additional billings immediately upon the "deactivation" of a subscriber for nonpayment. Subscribers are "deactivated" 10 days after a billing date in the event of non-payment. See "Business -- Subscriber Management -- Management of Churn and Credit Policy."

     Service Revenues. Of total revenues for 1996, revenues from activations of $1.1 million represented 3.6% of revenue in 1996 as compared to $2.1 million representing 7.0% of revenue in 1995. During the same period recurring charges of $27.2 million represented 91.3% of total revenue in 1996 as compared to $24.7 million, or 82.9% of total revenue, in 1995. The decrease in activation revenue during 1996 was due primarily to the elimination of activation fees during certain periods in 1996 as a result of competition between the Company and Otecel and certain marketing and promotional campaigns that the Company implemented throughout the year. The increase in recurring revenues was primarily due to an increase in the number of subscribers and in the average minutes per subscriber in 1996 from 165 in 1995 to 190 in 1996, a 15% increase. The increase in recurring revenues was partially offset by the significant price competition between the Company and Otecel which took the form of providing subscribers with free minutes of airtime usage.

     Sales of equipment, consisting primarily of handsets and accessories, were approximately $1.5 million, or 5.1% of total revenues, during 1996 as compared to $3.1 million, or 10.4% of total revenues during 1995, a decrease of 51.6% from 1995. This reduction in sales of equipment was attributable primarily to the subsidizing by the Company of telephone handset and equipment sales as part of several marketing campaigns aimed at increasing its subscriber base and generating additional revenues by promoting increased subscriber usage and, to a lesser degree, by an overall decline in prices for cellular equipment. In addition, during 1996, the Company sold only 40% of the telephone handsets to its new subscribers as compared to 70% during 1995. This decrease in the Company's sale of telephone handsets resulted primarily from the expansion by the Company of its distribution network which includes independent distributors that are authorized to sell handsets directly to subscribers. The management of the Company is currently seeking to lower inventory costs and minimize inventory risks by selling more handsets through independent distributors, which is likely to further decrease the Company's revenues from sales of such equipment.

     Cost of Revenues. Cost of revenues, which includes cost of services and cost of equipment sold, were approximately $10.3 million for the year ended December 31, 1996 as compared to approximately $10.3 million for the year ended December 31, 1995. Cost of services was $8.0 million during 1996, as compared to $6.2 million during 1995, an increase of 29.0% from 1995 and consisted primarily of costs associated with an increase in the Annual License Fee payable to the government of Ecuador. During 1996, the Company paid the Annual License Fee in the amount of approximately $3.4 million as compared to approximately $1.6 million in 1995. After the prepayment of the Annual License Fee by the Company from the proceeds of the sale of the Conecel Notes, the Company was no longer required to make the annual cash payments to the Government of Ecuador and the full amount of the prepayment (currently $49.7 million) is being amortized as a pre-paid expense over the remainder of the term of the Cellular Concession.

     Cost of equipment sold was $2.3 million for the year ended December 31, 1996 as compared to $4.2 million for the year ended December 31, 1995, a decrease of approximately 45.2% from 1995, reflecting primarily the Company's increased emphasis on selling equipment through its independent distributors and, to a lesser degree, the overall decline in prices for cellular equipment that occurred during 1996.

     Certain of the Frequency Fees payable by the Company pursuant to the Cellular Concession are calculated in part with reference to the number of "stations" operated by the Company. The proper interpretation of the term "station" in the Cellular Concession was previously disputed between the Company and the Government of Ecuador. The Government of Ecuador interpreted "station" as referring to each cellular subscriber while the Company interprets "station" as meaning each cell site. In October 1996, new regulations were issued in Ecuador that clarified that the term "station" referred to actual cell stations as argued by the Company, and not total subscribers. Based on the new regulations, the Frequency Fees that would otherwise have been payable by the Company throughout the remainder of the term of the Cellular Concession will be significantly reduced. See "Regulatory Framework -- Terms of Cellular Concession." With respect to Frequency Fees paid in the past, the Company has commenced an administrative proceeding to recover payments made to the Government of Ecuador based on its interpretation. There can be no assurance that the Company will be successful in its efforts. In addition, the Company took into income certain reserves made by the Company to pay the Frequency Fees at the higher rate required by the government's interpretation. See "-- Other Income."

     Operating Expenses. Total operating expenses were approximately $18.1 million for the year ended December 31, 1996 as compared to approximately $20.1 million for the year ended December 31, 1995, a decrease of approximately 10.0% from 1995. Operating expenses consists of selling expenses, marketing expenses and general and administrative expense. During 1996, there was a decrease in the total operating expenses per average subscriber of approximately 26.0%, from $862 during 1995 to approximately $638 during 1996. This reduction is primarily attributable to a decrease in selling and marketing expenses and provisions for bad debts, which were partially offset by increases in general and administrative expenses and depreciation and amortization.

     Selling expenses, which includes sales commissions, were $2.2 million, or 7.7% of total costs and operating expenses in 1996 as compared to $3.6 million, or 11.8% of total costs and operating expenses, a decrease of approximately 39% from 1995. This reduction was caused primarily by the restructuring of the Company's distribution network and an overall reduction in commissions paid to its sales force. The Company reduced its internal sales force, which currently targets primarily corporate accounts, government accounts and other high volume customers, and expanded its external distribution network. Concurrently, the Company reduced commissions paid to its sales force, including its independent distributors, from a standard range of $30 to $100 per activated line during 1995 to $5 to $30 per activated line during 1996, depending upon the service plan selected by the subscriber.

     Marketing expenses during the period ended December 31, 1996 were $4.4 million, or 15.5% of total costs and operating expenses, as compared to $6.3 million, or 20.7% of total costs and operating expenses, in 1995, a decrease of 30.2% from 1995. This decrease reflected a marketing expense per new subscriber of $267 during the period ending December 31, 1996, as compared to $390 in 1995, a reduction of 31.5%. The reduction in marketing costs was due primarily to the new management's decision to reduce the Company's advertising budget and the expansion and emphasis by the Company on its distribution network as a primary means of reaching the market. See "Business -- Sales and Marketing."

     General and administrative expenses were $7.4 million, or 26% of total costs and operating expenses during 1996, as compared to $5.8 million, or 19.0% of total costs and operating expenses during 1995, an increase of 27.6% from 1995. The $1.6 million increase reflected primarily the increase in personnel costs associated with the management of an expanded cellular network, the Company's emphasis on customer service, and, during the third and fourth quarters of 1996, the introduction of the "calling party pays" system. Operational personnel increased from 190 full-time employees as of December 31, 1995, to 292 full-time employees as of December 31, 1996.

     Depreciation and amortization were $4.2 million in 1996 as compared to $2.5 million in 1995, an increase of 68.0% from 1995. This increase reflects the Company's addition of 13 new depreciable radio base cell sites to its cellular infrastructure during 1996.

     There was no provision for bad debts as of the year ended December 31, 1996 as compared to $1.95 million as of the year ended December 31, 1995. This reduction was due primarily to the Company's restructuring of its credit policies and its launch of prepaid products which effectively minimized subscriber credit risk and the Company's determination that the provisions made during 1995 were adequate to cover any potential bad debts in 1996.

     Operating Income (Loss). Operating income was approximately $1.4 million for the year ended December 31, 1996 as compared to an operating loss of approximately $680,000 for the year ended December 31, 1995. This improvement resulted primarily from the decrease in selling and marketing expenses that occurred during 1996.

     Other Income. Other income was approximately $2.2 million for the year ended December 31, 1996 as compared to approximately $692,000 for the year ended December 31, 1995, an increase of approximately

217.9% from 1995. This increase was due to an increase in interest income and other income during the period. Interest income was approximately $556,000 for the year ended December 31, 1996, as compared to approximately $426,000 for the year ended December 31, 1995, an increase of 30.5% from 1995. This increase was attributable primarily to an increase in excess cash balances during 1996 which was partially offset by a decline in interest rates. Other income was $1.6 million, or 5.3% of revenues during 1996, as compared to $266,000, or 0.9% of revenues, during 1995, an increase of 501.5% from 1995. This increase was primarily due to (i) deactivation penalties and reactivation fees attributable to the non-performing subscribers that were disconnected during the year that were collected by the Company during 1996, (ii) interest on past-due accounts and past-due collections, (iii) payments received by the Company in connection with its *911 Emergency Service and (iv) the reversal of provisions for Frequency Fees in the amount of approximately $389,000.

     Other Expenses. Other expenses were approximately $5.1 million for the fiscal year ended December 31, 1996 as compared to approximately $4.1 million for the fiscal year ended December 31, 1995, an increase of 24.4% from 1995. For the year ended December 31, 1996, the Company showed a remeasurement loss of $2.0 million as compared to a remeasurement gain of $899,000 in 1995 which resulted from the continuing devaluation of the sucre relative to the U.S. dollar during 1996. Remeasurement gains (losses) occur as a result of the impact of the exchange rate on assets and liabilities, income statement accounts and stockholders' equity, reflecting adjustments to balance sheet accounts. In 1995, a net remeasurement gain occurred primarily as a result of the funding of the CAF Loan (as defined below) which was denominated in U.S. dollars. Interest expense was $3.0 million in 1996 as compared to $5.0 million in 1995, a decrease of 40.0% from 1995, that is attributable primarily to the Company's successful refinancing of a substantial portion of its high interest bank indebtedness and other short-term liabilities with the proceeds obtained from the CAF Loan which provides for a two-year grace period before payments of principal and interest become due and payable and, to a lesser degree, by a decline in interest rates.

     Net Income (Loss). As a result of the foregoing, the Company had a net loss of $1.5 million in 1996 as compared to a net loss of $4.1 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company actively manages its liquidity position to ensure that it has sufficient funds to meet the Company's needs. Historically, the Company has met its liquidity requirements through cash flow from operations, long and short-term borrowings (including vendor financing) and private equity financings (including capital contributions by its shareholders). Net cash
(used) provided by operating activities was $(10.3) million, $3.9 million and $5.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company's financing activities in 1997 also provided a significant source of liquidity. Net cash provided by (used in) financing activities was $119.7 million, $(10.4) million and $26.3 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     During 1997, the Company's financing activities consisted substantially of the issuance of $125.0 million aggregate principal amount of the Conecel Notes. The Conecel Notes were issued on May 2, 1997, pursuant to an Indenture between the Company and The Bank of New York, as trustee (the "Trustee"). The Conecel Notes mature in May 2002 and will be payable at par. The Conecel Notes bear interest from May 2, 1997 at the rate of 14% per annum, payable semiannually in arrears on May 2 and November 2 of each year commencing November 2, 1997, to the holders of record at the close of business on April 15 or October 15 (whether or not a business day), as the case may be, preceding such interest payment date, except for the final payment of principal and interest which is made against presentation of the related Conecel Notes. Commencing October 30, 1997, the interest rate on the Conecel Notes increased 0.5% per annum under the terms of a registration rights agreement relating to such notes as a result of the Company's delay in consummating an exchange offer in respect of the Conecel Notes pursuant to a registration statement filed with the Commission (an "Exchange Offer"). The Conecel Notes accrued interest from October 30, 1997 at the increased rate of

14.50% until the Exchange Offer was consummated on January 6, 1998, at which time the interest rate was reduced to 14%. See "The Conecel Indebtedness."

     The Company used the net proceeds of approximately $118.9 million from the sale of the Conecel Notes to prepay the annual license fees payable to the Government of Ecuador (approximately $53.7 million), for capital expenditures in 1997 (approximately $42.2 million) related to the expansion and development of the Company's Network, to repay indebtedness of the Company (approximately $22.0 million) and for working capital (approximately $4.5 million). The sale of the Conecel Notes improved the liquidity of the Company as a significant amount of the net proceeds from such sale were used to prepay the full amount of the license fees, otherwise payable on a monthly basis, pursuant to the Company's Cellular Concession.

     The Company expects that it will continue to meet its cash requirements in 1998 and thereafter, including its debt service requirements and other working capital requirements, with a portion of the net proceeds of the Offering, as well as cash flow from its operations and permitted vendor financing. The Company's ability to incur additional debt is restricted by the terms of the Conecel Indenture. See "The Conecel Indebtedness." The ability of the Company to meet its debt service obligations will depend on the future operating performance and financial results of the Company. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it might not be able to obtain additional alternate financing on satisfactory terms, in which event it may not be able to meet its debt service obligations, including its obligations under the Conecel Notes and the Conecel Holdings Notes. See "Risk Factors -- Factors Relating to the Company -- High Leverage and Ability to Service Debt."


     Under "push-down" accounting, the Company's financial statements also reflect $121.0 million aggregate principal amount of the Conecel Holdings Notes. The interest rate applicable to the Conecel Holdings Notes increased from 14% to 15% as a result of the Company's failure to consummate a public offering prior to March 31, 1998. In addition, commencing March 31, 1998, the interest rate increased an additional 0.5% per annum, or 15.5% in the aggregate, under the terms of a registration rights agreement relating to such notes as a result of the Company's delay in consummating an exchange offer in respect of the Conecel Holdings Notes pursuant to a registration statement filed with the Commission. See "The Conecel Indebtedness -- The Conecel Holdings Notes." Interest in respect of the Conecel Holdings Notes is payable semiannually in arrears on September 30 and March 31 of each year, commencing on March 31, 1998. The proceeds from the sale of the Conecel Holdings Notes were used to finance Conecel Holdings' acquisition of 85% of the capital stock of the Company from former shareholders of the Company. See "Certain Relationships and Related Transactions -- Conecel Holdings Transactions." The Company will use a substantial portion of the net proceeds of the Offering, together with a portion of the prefunded payments of principal and interest, to redeem a portion (but not less than 35% of the aggregate principal amount) of the Conecel Holdings Notes at a redemption price equal to 107% of the outstanding principal amount thereof, plus unpaid accrued interest to the redemption date. See "Use of Proceeds."


     As of December 31, 1997 and after giving effect to "push-down" accounting, the Company had approximately $66.5 million of current assets and $48.5 million of current liabilities, of which approximately $30.0 million represents letters of credit and bank guarantees in connection with equipment purchases. Although the Company experienced net losses through December 31, 1997, the Company generated positive operating cash flow of $5.2 million in 1995 and $3.9 million in 1996.

     In recent years, the sucre has generally experienced a significant depreciation relative to the U.S. dollar and was effectively devalued on March 25, 1998. As of December 31, 1997, substantially all of the Company's indebtedness (including the Conecel Notes, short-term unsecured promissory notes and vendor financing) was denominated in U.S. dollars and the Company has incurred and expects to continue to incur a significant portion of its borrowings in U.S. dollars. Tariffs and charges for the Company's services, except charges for inbound calls originated by a wireline subscriber (which are a significant portion of the Company's revenues), are linked to the U.S. dollar and are billed in sucres at the sucre/U.S. dollar exchange rate in effect on the billing date. Consequently, the Company is exposed to currency exchange rate risks and, therefore, a substantial devaluation of the sucre relative to the U.S. dollar will adversely affect the Company's liquidity position.

     The Company's short-term liquidity has been adversely impacted by delays in the Company's receipt of interconnection fees from the Ecuadorian Wireline System which the Company believes have been caused primarily by administrative difficulties encountered by Pacifictel, S.A. as a result of its recent formation and adoption of inadequate billing systems from Emetel. The Company's short-term liquidity has also been adversely affected by delays in the collection of charges for services from the Ecuadorian Wireline System that have resulted from the initial implementation of the "calling party pays" system. The payment terms under the Company's interconnection agreement with the Ecuadorian Wireline System provide for an initial window of approximately 105 days before sums are due for the first billing cycle subsequent to May 1997. The introduction of certain financing plans by the Company, such as Comodato, that provide for handset financing has also adversely impacted the Company's short-term liquidity position. To a lesser degree, the Company's Porta Control and other prepay programs have improved the Company's liquidity. See "Risk Factors -- Factors Relating to the Company -- Terms of Interconnection Agreements" and "-- Future Capital Needs."

     Capital Resources. For the year ended December 31, 1995, the Company's use of cash for investing activities amounted to $20.2 million, primarily for ongoing construction and expansion of the Company's Network, its complementary microwave transmission system and the commencement of the Company's satellite data transmission and national and international long distance operations. The Company financed its cash requirements during 1995 through stockholder contributions in the amount of $22.5 million, cash provided by operating activities in the amount of $5.2 million and a net increase in short and long-term debt in the amount of $3.8 million.

     During the third quarter of 1995, the shareholders of the Company approved an increase in the Company's share capital which provided for an aggregate capital infusion of approximately $22.8 million pursuant to which 13,516,000 shares ($5.6 million) of the Company's Common Stock were issued in December 1995 and 50 million shares ($17.2 million) were issued in February 1996. The issuance of these additional shares brought cumulative historical shareholder contributions to approximately $28.7 million.

     In September 1995, the Company entered into an agreement with CAF for a loan of $11.5 million for the restructuring of its liabilities (the "CAF Loan"). The CAF Loan was payable over a seven-year term with a two-year grace period before payments of principal and interest were due and payable. The funds from the CAF Loan were received by the Company in September 1995. As a result of the foregoing, the Company had, as of December 31, 1995, cash and cash equivalents in the amount of approximately $12.2 million and short-term debt in the amount of $16.9 million and long-term debt in the amount of $12.8 million, which included the CAF Loan in the amount of $11.5 million. The CAF Loan was repaid in May 1997 with a portion of the proceeds of the Conecel Notes.

     During the last quarter of 1995 and the first half of 1996, the Company refinanced its short-term liabilities with the proceeds of the CAF Loan. Excluding a vendor financing facility with Northern Telecom, short-term debt as of December 31, 1996 decreased from approximately $10.5 million to $363,000. Long-term debt also decreased to $11.1 million, as a result of the retirement of certain other loans that matured during 1996. Equipment financing increased slightly to $7.7 million as a result of the continued expansion of the Company's Network.

     During the year ended December 31, 1996, the Company applied cash in the amount of approximately $4.8 million toward the expansion of the Company's Network and the development of its teleport and satellite infrastructure. The Company's cash requirements during the year were met with cash generated by operating activities which amounted to approximately $3.9 million. As a result, the Company's cash and cash equivalents at the end of 1996 decreased to $835,000 as compared to approximately $12.2 million at the end of 1995.

     During the last quarter of 1996, the Company amended its vendor financing facility in the aggregate principal amount of $7.7 million, by extending its maturity from December 31, 1996 to June 30, 1997. The terms of the amendment included a $1.0 million payment in January 1997, which was financed with a short-term bank loan from Banco Aserval (Ecuador), an unaffiliated lender. The vendor financing facility and such short-term bank loan were both repaid in their entirety in May 1997 from the proceeds of the sale of the Conecel Notes.

     In November 1997, the Company entered into a $10.0 million vendor financing facility with Northern Telecom, its primary equipment supplier of cell sites. Outstanding amounts under such facility are secured by the equipment purchased with the proceeds thereof and rank senior to all other indebtedness with respect to such equipment. As of December 31, 1997, approximately $9.8 million was outstanding under the facility, which bears interest at a rate equal to LIBOR plus 7%. The vendor financing facility expires on October 30, 1999; provided that no advance will be made by Northern Telecom after October 31, 1998. As a result of the recent amendment of the Conecel Note Indenture, an additional $20.0 million of vendor financing is permitted under the Conecel Note Indenture for a total of $30.0 million. See "The Conecel Indebtedness -- The Conecel Notes." As of December 31, 1997, the Company had approximately $15.6 million of outstanding vendor financing and is permitted to incur up to $14.4 million of additional vendor financing. Pursuant to the vendor financing facility, as amended in March 1998, Northern Telecom has made available to the Company the vendor financing facility up to an aggregate of $20.0 million; provided, however, that Northern Telecom is not required to make any advances in excess of $10.0 million unless the Company (i) completes an initial public offering in an amount of not less than $100.0 million in gross proceeds, (ii) maintains a minimum level of subscribers and (iii) complies with certain financial covenants. The interest rate on amounts outstanding and on future advances up to an aggregate of $10.0 million will be reduced to LIBOR plus 4% upon the completion of an initial public offering in an amount not less than $100.0 million, the proceeds of which are used to redeem a portion of the Conecel Holdings Notes, and upon compliance by the Company with certain financial covenants. All amounts outstanding under the vendor financing facility in excess of $10.0 million will accrue interest at LIBOR plus 7%. At the assumed public offering price, the Offering will not generate gross proceeds of $100.0 million or greater and, consequently, the Company will not be entitled to the more favorable interest rate and to additional advances under the terms of its agreement with Northern Telecom upon the completion of the Offering. The Company has commenced negotiations with Northern Telecom for the amendment of their agreement, although no assurances can be given that such agreement will in fact be amended.



     In February 1998, pursuant to Supplemental Indentures (the "First Supplemental Indentures"), (i) the holders of the Conecel Notes waived compliance by the Company with the Limitation on Indebtedness, Restricted Payments and Limitation on Transactions with Affiliates covenants in the Conecel
Note Indenture and (ii) the holders of the Conecel Holdings Notes and the Warrants waived compliance by Conecel Holdings with certain covenants contained in the Conecel Holdings Indenture, including covenants relating to Limitations and Indebtedness, Restricted Payments, Limitations on Transactions with Affiliates and certain restrictions relating to the early redemption of the Conecel Holdings Notes in the Conecel Holdings Indenture in order to enable the Company to assume and immediately thereafter redeem all or a portion of the Conecel Holdings Notes in accordance with the terms of the Conecel Indenture and the Conecel Holdings Indenture. In addition, pursuant to the First Supplemental Indentures relating to the Conecel Notes, the maximum amount of vendor financing permitted to be incurred by the Company was increased from $10.0 million to $30.0 million. In addition, prior to completion of the Offering, a majority of the holders of the Conecel Notes, the Conecel Holdings Notes and the Warrants will enter into additional Supplemental Indentures, one for each of the Conecel
Note Indenture and the Conecel Holdings Indenture, to amend the definition of a "Complying Initial Public Offering" contained in the Conecel Holdings Indenture and to obtain waivers substantially similar to the waivers contained in the First Supplemental Indentures.


     Capital expenditures during each of the years ended December 31, 1995, 1996 and 1997 were $17.9 million, $4.8 million and $47.9 million, respectively. The Company financed its capital expenditure requirements in 1994 through short-term bank lines of credit, vendor financing facilities, long-term debt and the issuance of Common Stock. In 1995, the Company issued shares of its Common Stock and borrowed long-term debt to finance its capital expenditure requirements. In 1996, the Company financed most of its capital expenditure requirements with cash generated by operating activities. In 1997, the Company financed most of its capital expenditure requirements from the proceeds of the sale of the Conecel Notes.

     The Conecel Note Indenture contains negative covenants restricting the incurrence of indebtedness in the event the Company, if it were to incur such indebtedness, would not be able to meet certain cash flow and other financial tests. The Company does not currently meet these financial tests and, accordingly, the Company is subject to restrictions on the incurrence of additional indebtedness. Until it can meet these tests, the Company will be required to satisfy its working capital requirements from cash flow from operations and future equity financings, neither of which are assured. See "The Conecel Indebtedness -- The Conecel Notes."

     The Company's capital requirements are predominantly for capital expenditures related to the expansion of its Network. The Company anticipates that its capital expenditure requirements for 1998 will be approximately $36.4 million, which will be partially offset by a $5.5 million credit for future equipment purchases recently granted to the Company by Northern Telecom for certain volume discounts made available to the Company. The Company expects to meet its anticipated capital expenditures in 1998 with internally-generated cash flow, vendor financing and a portion of the net proceeds of the Offering. In the future, the Company expects to meet its debt service requirements, additional capital expenditures and other working capital requirements with cash flow from operations, equity financings, possible assignment of its accounts receivable and, to the extent permitted by the Conecel Note Indenture, additional vendor financing.

                                    BUSINESS

GENERAL

     The Company is the leading provider of integrated wireless telecommunications services in Ecuador, offering cellular, international and national long distance, data transmission and cellular public telephone services, and is the only company in Ecuador licensed to provide all of these services. The Company is the largest cellular provider in Ecuador, having 104,061 cellular subscribers as of December 31, 1997 and a cellular network that covers in excess of 85% of the country's population. In addition, the Company is the largest cellular public telephone operator in Ecuador with 1,440 cellular public telephones in operation as of December 31, 1997. The Company's recently-commenced data transmission operations are also currently providing data, voice and image connectivity over its Network to a number of major Ecuadorian companies, and beginning in the second quarter of 1998, the Company anticipates offering Internet gateway services to its customers. The Company's products and services are marketed through its internal sales force and through more than 280 independent distributors utilizing the Company's "Porta" trademarks, one of the best known brand names in Ecuador.

     The Company has experienced substantial growth, with total revenues and operating income having grown to approximately $75.0 million and $13.8 million, respectively, for the year ended December 31, 1997 from approximately $29.8 million and $1.4 million, respectively, for the year ended December 31, 1996. In addition, average minutes of usage per reported subscriber has increased to 295 minutes per month in 1997 from 190 minutes per month in 1996, a 55.3% increase. As a result, total minutes of usage per month of the Company's reported subscribers has increased to 31.2 million minutes for December 1997 from 7.7 million minutes for December 1996.

THE ECUADOR TELECOMMUNICATIONS MARKET

     The Ecuadorian Wireline System, which is presently comprised of two regional entities -- Pacifictel, S.A. and Andinatel, S.A., is the exclusive provider of local wireline telephone services in Ecuador, with the exception of the city of Cuenca which is serviced by the Municipal Telephone, Potable Water and Sewage Company of Ecuador ("ETAPA"). Because the Government of Ecuador has historically operated the state-owned telephone service providers with limited capital and resources, Ecuador currently remains significantly underserved by existing wireline operators and demand for phone services throughout Ecuador far outweighs supply of wireline phone services. In addition, the waiting time for wireline services, which generally varies by city, may range from a few weeks or months in the most developed areas (including Quito and Guayaquil) to two years or longer in other areas. As of December 31, 1996, as reported by The Strategis Group, Ecuador had only 6.4 telephone lines per 100 persons. In rural areas throughout Ecuador, telephone penetration rates remain below 1 line per 100 persons. Ecuador's wireline penetration is low relative to other Latin American countries, as is shown in the table below:

                  NUMBER OF TRADITIONAL LINES PER 100 PERSONS

                                    (CHART)
---------------

Source: Latin American Cellular/PCS Markets 1997 and The Strategis Group

     National and international long distance wireline service is operated by the Ecuadorian Wireline System, which until recently has had a monopoly on both international calls and telex services. Currently, cellular operators in Ecuador, such as the Company, pursuant to their concessions, are permitted to route national and international long distance calls through their own networks or through those of the other cellular companies. The Company believes that the additional competition in the long distance market that is expected to result from these concessions to the cellular operators will, as it has in other countries, lower tariffs to consumers and, as a result, stimulate telephone usage, including the usage of cellular telephones.

  Growth of Ecuadorian Cellular Telephone Industry

     Since 1994, the Ecuadorian cellular telephone industry has experienced significant growth. As of December 31, 1994, total reported subscribers in Ecuador were approximately 20,000. By December 31, 1997, the total number of reported subscribers had grown to approximately 160,000, representing a penetration rate for the total Ecuadorian population of 1.3%. Under its Cellular Concession, the Company controls and operates a non-wireline cellular network that currently operates in a geographic area that covers approximately 85% of the country's population. As of December 31, 1997, the geographic area covered by the Company's Network had an estimated aggregate population of 10 million people, including the main metropolitan areas of Quito, the capital city with approximately 1.5 million people, Guayaquil, the main commercial center with approximately 2 million people, and Cuenca with approximately 500,000 people. The following table shows subscriber trends in terms of the number of reported subscribers and market share as reported to the Secretary of Telecommunications of Ecuador by the Company for the periods indicated below:

           REPORTED NUMBER OF SUBSCRIBERS AND MARKET SHARE PERCENTAGE

                                                 DECEMBER 31,       DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                     1994               1995               1996               1997
                                               ----------------   ----------------   ----------------   -----------------
                                               NUMBER   PERCENT   NUMBER   PERCENT   NUMBER   PERCENT   NUMBER    PERCENT
                                               ------   -------   ------   -------   ------   -------   -------   -------
Conecel(1)...................................  15,012      75%    28,558      63%    34,970      52%    104,061      65%
Otecel(2)....................................   4,988      25     17,000      37     32,400      48      55,939      35
                                               ------     ---     ------     ---     ------     ---     -------     ---
        Total Reported Subscribers...........  20,000     100%    45,558     100%    67,370     100%    160,000     100%
                                               ======     ===     ======     ===     ======     ===     =======     ===

---------------

(1) Figures are based on the total number of "reported subscribers" which includes subscribers that have been temporarily "deactivated" and are under evaluation for reactivation or permanent disconnection. See "-- Subscriber Information" for more information regarding the Company's "deactivated" subscribers.
(2) Otecel figures are based on estimates believed by the Company to be generally accurate.

     The Company believes that the growth in this industry is primarily a result of the unfilled demand for traditional wireline telephone services, as well as the convenience, relatively short implementation time and reliability of cellular telephones, and more recently as a result of the introduction of the "calling party pays" interconnection system in Ecuador, in which the originator of the call pays the entire cellular charge of the call. Ecuador is one of the last countries in Latin America to initiate cellular telephone service.

  Calling Party Pays

     In February 1997, the Government of Ecuador enacted regulations mandating a "calling party pays" interconnection system for cellular service charges. The Company believes that the recent introduction of the "calling party pays" system in Ecuador has had, and will continue to have, a favorable impact on growth in the cellular telephone industry. The "calling party pays" system provides that the originator of the call pays for the entire cellular charge of the call, as opposed to the standard United States practice where the cellular subscriber pays for both incoming and outgoing calls. One of the effects of the "calling party pays" system is that cellular operators substantially increase their revenue base to include each caller who originates a call to a cellular subscriber. This shift in costs to the originating caller and corresponding decrease in the total cost of cellular service to the subscriber has enabled cellular operators to develop additional product lines targeted at a more budget-conscious segment of their markets. The experience in other countries, in which the shift to a "calling party pays" system has occurred, such as Argentina and Peru, has been that such a system increases cellular penetration levels and airtime usage per subscriber. The Company has experienced these increases in cellular penetration levels and airtime usage per subscriber in Ecuador, even though it has not yet launched mass market "calling party pays" products, but rather has concentrated on the introduction of digital services. See "-- Cellular Operations -- Calling Party Pays and Digitalization" for a more detailed discussion of the "calling party pays" system.

BUSINESS STRATEGY

     The Company's current business strategy is to (i) take advantage of the strong demand for telecommunications services in Ecuador by aggressively marketing its cellular services to a broader potential subscriber base with an emphasis on maximizing shareholder return through a full range of competitively-priced service plans and by increasing the capacity of its Network to support additional subscribers, (ii) exploit the competitive advantages associated with its digital TDMA service (including a complete line of value-added telecommunications services) and high-quality international and national long distance services, (iii) leverage the local strengths associated with the Company's extensive distribution channels and continue to expand such channels by adding more independent distributors, (iv) differentiate its services by providing high-quality, reliable customer service and (v) capitalize on its strong brand name recognition throughout the country. The Company's long-term strategy is to expand the range of telecommunications products and services which it offers through its Network to satisfy all of a customer's telecommunications needs, from national and international cellular telephone services to data transmission connectivity for Internet access, videoconferencing, e-mail and fax to consistently be the first company to introduce innovative telecommunications and multimedia technologies in Ecuador under its "Porta" brand name as such technologies become available in other areas of the world. As part of this strategy, beginning in the second quarter of 1998, the Company anticipates offering Internet gateway services to provide network access to local Internet service providers, as well as to the Company's existing customer base.

     Broaden Subscriber Base and Expand Cellular Network. The Company seeks to aggressively market its cellular services to reach a broader potential subscriber base in Ecuador with an emphasis on maximizing shareholder return. As of December 31, 1997, the Company estimates that there were only 160,000 cellular telephone subscribers in Ecuador (representing approximately 1.3% of the total population), of whom approximately 65% were subscribers to the Company's "Porta" system. The Company believes that the Ecuadorian cellular telephone industry has the potential to continue to grow rapidly because of the poor quality of the existing wireline service, the unfilled demand for basic telephone service and the increasing demand from users wanting the convenience and relatively short activation time of cellular telephones. The Company believes that its growth will come, not only from covering a larger area of Ecuador (the Network already reaches 85% of the population), but from additional segments of the population which until recently had not been offered competitively-priced service plans. The Company's strategy is to remain the leader in adding new subscribers. To support the significant growth in its subscriber base, the Company has invested approximately $80.0 million to date to construct its Network.

     Exploit Competitive Advantages of Digital Services. The Company's Network, in part based on a system using digital IS-136 TDMA technology and equipment supplied by Northern Telecom, offers increased capacity and better voice quality than existing analog systems and enables transmissions to be made in encrypted form so that conversations cannot easily be intercepted and prevents cellular telephone "hackers" from intercepting a cellular number and programming it into a new telephone (known as "cloning"). In addition, digital technology permits the sending and receiving of nonvoice data over the telephone, including alphanumeric pages, e-mail, faxes, news and quotes, and Internet access. The Company believes that its Network is more advanced technologically than the only other Ecuadorian provider of cellular telephone service and expects that it will continue to experience strong demand for its advanced network system as the demand for digital technology and digital-specific value-added services is expected to surpass analog cellular technology in the future. As of December 31, 1997, the Company had upgraded approximately 50% of the Network with digital technology. The Company anticipates that 90% of the Network will be digitalized before the end of 1998. Currently, approximately 90% of new subscribers to the Company's "Porta" system are selecting digital handsets.

     Leverage Existing Distribution Channels. The Company markets its telecommunications services through its own internal sales force, who primarily target significant corporate accounts, government accounts and other high-volume customers, and its sales centers and exclusive network of independent distributors, both of which target small businesses and residential customers. The Company's independent distributors operate approximately 280 distribution sales offices that operate under the "Porta" name and primarily serve regional areas, suburban areas and smaller towns throughout Ecuador, with more than 850 Company-trained representatives. This approach has permitted the Company to expand its name recognition and reach a broader customer base without the high cost of a large direct sales force. The Company believes that this distribution network allows it to capitalize on the distributors' knowledge of local markets, reduce selling expenses and limit inventory risk.

     Continue to Provide High-Quality, Reliable Customer Service. The Company believes that, in the market for its services, providing high-quality, reliable customer service is an important differentiating factor and has accordingly developed a business strategy that is customer service-oriented. The Company seeks to provide a high level of customer service by setting exacting service-related performance objectives, by employing a skilled and qualified workforce and by providing intensive customer service training for its employees and distributors. The Company has established eight customer service centers in Quito and Guayaquil in an effort to make the personalized customer service process more available to its subscribers. The Company also provides toll-free, 24 hours a day, seven days a week assistance to its subscribers. The Company seeks to motivate its sales force to provide a high level of customer service through a variety of techniques, including tying sales commissions to subscriber retention and requiring regular subscriber contact.

     Capitalize on Strong Brand Name Recognition. As the first and largest company to provide cellular service in Ecuador, the Company's brand name "Porta" has widespread name recognition. According to a 1997 survey conducted by the Ecuadorian Advertisers Association, the "Porta" brand is one of the four best known brand names in Ecuador. All of the Company's distributors market the Company's products and services as "Porta," thereby increasing the Company's market presence. The Company regularly conducts multimedia marketing campaigns to support its "Porta" brand name, stimulate demand for its services and increase its customer base. In addition, the Company believes that its strong brand name recognition is due in part to its senior management team which has extensive experience in brand name marketing of consumer products, especially telecommunications products and services.

     The Company's long-term strategy is to expand the range of telecommunications products and services which it offers through its network to satisfy all of a customer's telecommunications needs, from national and international cellular telephone services to data transmission connectivity for Internet access, videoconferencing, e-mail and fax, and to consistently be the first company to introduce innovative telecommunications and multimedia technologies in Ecuador under its "Porta" brand name as such technologies become available in other parts of the world. As part of this strategy, beginning in the second quarter of 1998, the Company anticipates offering Internet gateway services to provide network access to local Internet service providers, as well as to the Company's existing customer base.

CELLULAR OPERATIONS

  Digitalization and Calling Party Pays

     Since commencing operations, the Company has taken measures to increase its cellular subscriber base and to distinguish itself from its competitors by, among other ways, offering a broader range of digital products and services and by employing more technologically advanced and digital versatile systems. In addition, the Company has made efforts to capitalize on the recent change in applicable Ecuadorian legislation which currently mandates a "calling party pays" system and the increased demand for digital specific value-added services that employ the more versatile digital TDMA cellular technology which the Company's systems presently have the capacity to support.

     Although the Company was not required to switch to the "calling party pays" interconnection system until February 1997, the Company created and commenced offering certain products that incorporated the "calling party pays" concept in November 1996 in an effort to increase its number of subscribers and to increase airtime usage. The Company believes that the significant growth in its cellular subscriber base since November 1996 is due in part to the incorporation of the "calling party pays" system into certain of its products.

     Prior to the implementation of the "calling party pays" system, a cellular subscriber was charged by the Company for both incoming and outbound calls consistent with standard United States practice. However, as a result of the implementation of the "calling party pays" system, all incoming calls are currently charged to the originating party by its respective local wireline or wireless operator which, in turn, pays the Company any applicable interconnection charges (as of December 31, 1997, $.27 per minute after deduction of the interconnection charge and any applicable collection fees) for calls routed through the Company's network to its cellular subscribers. The collection responsibility for all such calls remains with the applicable wireline or wireless operator and interconnection fees are payable to the Company without regard to whether the wireline or wireless operator successfully collects the fees due from the originating caller. The Company and each of the wireline and wireless operators exchange on a monthly basis statements detailing the interconnection fees payable to and from each of them, and a reconciliation of fees is conducted within 90 days after each statement date. A payment of 90% of the fees owed by the applicable party is due within 15 days after the reconciliation date and the remaining 10% is due within 180 days after the 90% payment, in each case without interest. This payment structure resulted in the creation of a significant trade receivable on the Company's financial statements and, prior to the commencement of the Ecuadorian Wireline System's payment cycle, impacted the Company's short-term cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview" and "-- Operating Agreements -- Interconnection Agreements."


     On November 19, 1997, two regional operating entities, Andinatel, S.A. in the mountain region (including Quito) and Pacifictel, S.A. in the coastal region (including Guayaquil), were formed in anticipation of the pending privatization of Emetel, the state-owned wireline service provider. Emetel continues to exist as a legal entity for the sole purpose of winding up its affairs. All of the assets of Emetel were divided and transferred to the two regional entities. In addition, all of the liabilities of Emetel, except liabilities under the November settlement agreement with the Company for periods prior to November 19, 1997 and interconnection fees payable to the Company under the "calling party pays" system for such periods, were divided and transferred to the regional entities. As a result, Emetel made payments to the Company for Andinatel, S.A. and Pacifictel, S.A. which were due for September and October 1997. The Company anticipates that each of the regional entities will be liable for the interconnection fees for the period beginning November 19 through the end of the month and for all monthly interconnection fees and settlement payments attributable to them thereafter. Under the interconnection agreement with Emetel, payments for "calling party pays" are due approximately 105 days after the relevant monthly billing period.



     As of March 31, 1998, each of the regional entities is current with respect to its payments to the Company. However, the payments by Emetel on behalf of Pacifictel, S.A. that were due for September and October 1997 were not made in a timely manner and were past due when made. The Company was advised that the delay in payment was attributable to administrative difficulties encountered by Pacifictel, S.A. as a result of its recent formation and adoption of inadequate billing systems from Emetel. As a result of the "calling party pays" interconnection system, the Ecuadorian Wireline System has become, and is expected to remain, the Company's largest debtor and source of revenues, accounting for approximately 50% of the Company's revenues for the year ended December 31, 1997. See "Risk Factors -- Risks Related to Payments from the Ecuadorian Wireline System."


     The "calling party pays" system has enabled the Company to implement more gradual restrictions on subscribers with past due accounts by "blocking" their outbound calling capability, while such subscribers continue to generate revenues for the Company from inbound calls that are paid by the party originating the call. Prior to the implementation of the "calling party pays" system, the Company would disconnect subscribers entirely within 30 days after the due date of any invoice. The Company believes that the "calling party pays" system enables it to handle its current past due accounts and credit issues in a manner that maximizes revenues to the Company and minimizes the Company's churn rate. See "-- Subscriber Management -- Management of Churn and Credit Policy" for a more detailed discussion of the Company's credit policies and procedures.

     In constructing its Network, the Company selected cellular technology using TDMA technology and, as a result, had the capacity to offer digital cellular service from its commencement of operations. In Ecuador, cellular subscribers have expressed significant interest in purchasing digital handsets and the Company believes that demand for digital capacity and technology will soon surpass that of other cellular technology as a result of the superior quality signal, the availability of digital specific value-added services, such as caller identification and digital voice mail, the longer battery life of digital equipment and the increased level of security and confidentiality that digital technology provides. Digital technology is also the Company's preferred cellular technology as a result of the increased network capacity that it provides. By employing digital technology, rather than traditional analog technology, the Company believes it can increase its Network capacity by up to 66%. The digital technology incorporated into the Company's Network can accommodate up to three users per communication channel as compared to one user per channel under an analog system. In addition, the Company expects to be able to upgrade its system to accommodate up to six users per channel as its subscriber growth may require.

     The Company has sought to increase the digitalization of its subscriber base because of the benefits of digitalization, including additional revenue through the sale of digital specific value-added cellular services, reduced operating expenses and greater network capacity. In January 1997, the Company introduced certain digital specific value-added services, including caller identification and digital voice mail, and believes that its significant recent growth in total cellular subscribers is due in part to the Company's introduction of such services to the cellular telephone market in Ecuador. The Company expects to increase its aggregate cellular subscriber base as it increases digital penetration and believes it possesses a competitive advantage as it is the only cellular operator in Ecuador that presently has the capacity to offer digital specific value-added services or that employs the digital TDMA technology in connection with its cellular operations. As of December 31, 1997, approximately 50% of the voice channels in the Network were programmed to be digital (up from approximately 7% at December 31, 1996).

CELLULAR PRODUCTS AND SERVICES

     The Company currently generates revenues primarily from cellular telecommunications services and the sale of cellular handsets and accessories. Revenues from cellular telecommunications services include (i) activation fees ("Activation Revenues"), (ii) monthly fees, airtime charges and, to a lesser extent, roaming charges, national and international long distance and public telephone revenues ("Recurring Revenues") and (iii) revenues generated from the sale of handsets and accessories ("Equipment Sales"). As the Company's national and international long distance service continues to develop, the Company expects to generate additional revenues from cellular subscribers who make international calls. The Company expects that revenues from Equipment Sales will decline as the price of cellular handsets declines and as a result of competitive pressures forcing steeper discounts. Through December 31, 1996, the Company sought to lower its inventory costs by selling more handsets through independent distributors. However, as a result of the implementation of TDMA in January 1997, the Company expects that it will continue to purchase and sell digital cellular telephones directly to consumers in order to (i) secure a supply of digital handsets in an international environment of strong demand and
(ii) ensure that the same digital standard, "IS-136," is delivered in the digital handset as is employed by the Company's Network and thus avoid consumer confusion, as there are other digital standards that will not fully benefit from the value-added digital services that the Company offers.

     The following table shows the sources of the Company's revenues for the following periods (in thousands):

                                                                          YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------------
                                                     1994                1995                1996                1997
                                               -----------------   -----------------   -----------------   -----------------
SOURCE OF REVENUES                             AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
------------------                             -------   -------   -------   -------   -------   -------   -------   -------
Activation Revenues..........................  $4,059      31.9%   $ 2,066      6.9%   $1,069       3.6%   $   972      1.3%
Recurring Revenues(1)........................   7,571      59.6     24,664     82.7    27,223      91.2     65,487     87.3
Equipment Sales(2)...........................   1,083       8.5      3,090     10.4     1,532       5.2      8,557     11.4
                                               -------    -----    -------    -----    -------    -----    -------    -----
        Total................................  $12,713    100.0%   $29,820    100.0%   $29,824    100.0%   $75,016    100.0%
                                               =======    =====    =======    =====    =======    =====    =======    =====

---------------

(1) National and international long distance service is currently not a significant component of the Company's total revenues.
(2) Includes revenues from the sale of handsets and accessories.

  Cellular Service Plans

     Through December 31, 1997, the Company's cellular service consisted of a variety of service plans to satisfy customers with varying budget needs, including Porta Control, Porta Family, Porta Savings, Porta Savings Plus, Porta Productivity, Porta Productivity Plus, Porta VIP and Porta Free. In an effort to capitalize on the introduction of the "calling party pays" system, the Company introduced new service plans whose objectives are to stimulate the sale of digital handsets, increase income from outbound calls, increase subscribers and avoid market degradation through price competition with Otecel. The main segment targeted in these service plans are executives of small and medium-sized businesses with moderate usage (35 Especial), executives with a need to communicate in peak-time hours and nights (Magnifico), and corporations with a plan designed to reward the number of lines contracted through volume discounts and with special benefits to employees and employers alike (Empresarial). The basic features available to all plans include cellular service, national coverage, 24-hour customer service and automatic connection with wireline services giving its customers access to all Ecuadorian wireline subscribers. In addition, the Company offers international roaming and, upon request, international direct-dial services. The Company modifies its service plans from time to time in accordance with its targeted marketing strategy and market conditions. The Company's main cellular service plans, representing approximately 55% of the Company's subscribers, of which Porta Control itself accounts for approximately 38% of all subscribers, are described below:

          PORTA CONTROL is a value-priced primary service offered by the Company that has become more marketable and more valuable to the Company by the introduction of the "calling party pays" system in Ecuador. Under the PORTA CONTROL plan, the subscriber is not required to pay any monthly service fees, but is obliged to prepay anticipated usage. Once the subscriber reaches prepaid levels, the system automatically rejects further outbound calling, but permits receiving inbound calls (effective February 1997) since the originating party is charged for the call. This service is designed to appeal, in particular, to budget-conscious customers with a need for cellular services but a desire to control costs, and customers with safety and security concerns or who otherwise expect to use their cellular telephones on a very limited basis, such as strictly for emergencies. This service is offered to all applicants, since there is no credit approval requirement.

          PORTA FAMILY is a value-priced basic service offered by the Company that consists of a portable cellular telephone that resembles a traditional wireline telephone. The portable cellular telephone, a large telephone with a heavy base, is designed to appeal particularly to customers in areas with waiting lists for wireline services or who are otherwise dissatisfied with wireline services and who do not need the mobility of a traditional cellular phone. This service offers the same cellular technology as traditional mobile cellular phones.

          35 ESPECIAL is a new service plan designed for executives of small and medium-sized businesses and self-employed business people who utilize their cellular telephones only moderately. This plan is offered in conjunction with COMODATO, described below, and seeks to lower the barriers to entry and maximize the

     Company's internal rate of return by offering relatively few packaged minutes with above average airtime tariffs.

          EMPRESARIAL is also a new service plan designed to reward the number of lines contracted through volume discounts and special benefits to employers and employees. The plan offers employers a moderate monthly basic fee with average airtime tariffs and offers employees free minutes for personal use during nights and weekends.

  Comodato

          COMODATO is a 24-month lease of the cellular handset, with an option to buy, that is incorporated into certain of the Company's service plans. Through COMODATO, the Company recovers the cost of the handset within 12 to 24 months from recurring revenues and retains title to the handset, which is offered at book value to the customer at the end of the 24-month lease. Book value is determined by calculating the handset's cost minus depreciation, which is accounted for on a straight-line basis over a five-year period. As of December 31, 1997, there were 4,068 COMODATO subscribers.

  Pricing Structure

     As of December 31, 1997, the Company's subscribers pay a monthly service fee which ranges from $20.00 for PORTA FAMILY and $35.00 for PORTA SAVINGS, to as much as $150.00 for PORTA VIP with 500 free minutes of cellular service per month. The following service plans developed during 1997 target specific market segments and aim to increase outbound revenue by raising tariffs in a "calling party pays" environment and reducing free minutes. Airtime charges for outgoing calls range from $.20 per minute for PORTA FAMILY to $.55 per minute for Porta Control, depending upon the tariff plan selected and whether calls are placed during peak or non-peak hours. The more popular tariff plans offered by the Company are described below:

TARIFF PLAN                      MONTHLY FEE                     DESCRIPTION
-----------                      -----------                     -----------
Porta Control..................    $  0.00     No free minutes per month. $.55 per minute.
Porta Family...................      20.00     No free minutes per month. $.20 per minute.
35 Especial....................      31.00     35 free minutes per month cumulative; $0.45 per
                                                 minute.
Empresarial....................      36.00     90 free minutes per month. Nights and weekends
                                                 free. $0.32 per minute.
Porta Savings..................      35.00     50 free minutes per month. $.40 per minute
                                               Mon.-Fri., 8 a.m.-7:59 p.m. and $.28 per minute
                                                 Mon.-Fri., 8 p.m.-7:59 a.m.; Sat., Sun. and
                                                 holidays all day.
Porta Free.....................      39.95     Free service Mon.-Fri. 8 p.m.-7:59 a.m.; Sat.,
                                               Sun. and holidays all day. $.50 per minute,
                                                 Mon.-Fri. 8 a.m.-7:59 p.m.
Porta Productivity.............      48.00     100 minutes per month to be used any time of
                                                 day, with a price per minute of $0.26.
Porta VIP......................     150.00     500 minutes per month to be used any time of
                                                 day, with a price per minute of $0.25.
Magnifico......................      48.00     60 free minutes per month cumulative; $0.45 per
                                                 minute.

     In February 1997, as a result of the introduction of the "calling party pays" interconnection system, all incoming calls are charged to the originating party by its respective local wireline or wireless operator which, in turn, pays the Company any applicable interconnection fee (as of December 31, 1997, $.27 per minute after deduction of the interconnection charges and collection charges) for calls routed through the Company's Network to its cellular subscribers. The collection responsibility for all such calls remains with the operators and interconnection fees are payable to the Company regardless of whether the operators successfully collect fees due from the originating callers. Pursuant to the Company's Cellular Concession, all fees and charges are computed in U.S. dollars and billed in sucres (except for inbound calls originated by a wireline subscriber) which are adjusted for inflation and set in sucres, using billing date exchange rates. The fees charged by the Company for cellular services are subject to regulation by the Government of Ecuador.

     The Company modifies its prices from time to time to correspond with marketing campaigns and to respond to competitive pressures. During the last quarter of 1995 and throughout 1996, there was significant price competition between the Company and Otecel which resulted in significant reductions in cellular rates charged by the Company. During 1997, with the acquisition of Otecel by BellSouth, the form of competition appeared to have changed from one based solely on price to one based on reducing barriers to entry by financing the cost of cellular telephones and by network coverage, value-added services and customer service. The Company expects that it will continue to implement promotional campaigns which may involve temporary price reductions from time to time in order to encourage new subscriber activations and stimulate airtime usage.

  Value-Added Services

     In addition to traditional premium cellular services such as call transfer, call waiting and three-way conference calling which the Company offers its subscribers for additional charges, the Company currently offers the following supplemental services:

     Porta Voz. PORTA VOZ is a digital voice mail service which receives and stores messages for subscribers when incoming calls are not answered. PORTA VOZ can be obtained as a supplemental service to any of the Company's basic services.

     *911 Emergency Service. Centralized emergency services such as the *911 emergency service in the United States are not available in Ecuador; persons are required to call the respective emergency service directly. The Company offers to its subscribers its *911 emergency service, in which a subscriber can call the Company at any time by dialing *911 and then be transferred by one of the Company's operators to the appropriate emergency service, including the fire department, police, medical emergency services and vehicle-towing services.

     Detailed Billing Services. The Company provides, for a fee, a wide array of detailed billing services to its subscribers. This information includes a list of all calls made (including free calls), the date and time of calls, and the duration and cost of calls. By contrast, local wireline companies typically provide such information only for national and international long-distance calls.

     International Roaming. As a convenience to its Porta customers who are traveling, the Company offers roaming services in other countries, including Canada, Chile, Colombia, Peru, the United States and Venezuela. International roaming agreements with cellular operators in Mexico are currently being negotiated by the Company, although no assurances can be given that such agreements will be concluded. This service allows the Company's customers to place calls to or from participating countries. In some cases, the Company collects from the subscriber and forwards to such operators the charges for such calls. In other cases, the Company's subscribers pay for such calls directly. The Company recently entered into a roaming agreement with Iridium SudAmerica Corporation that is expected to enable the Company's subscribers to utilize cellular telephones throughout the rest of the world once the Iridium network is functioning, which is expected to be in September 1998.

     Caller and Message Identification. This service is offered as a result of the digital capabilities of TDMA and makes use of the hand-set screen to display information such as the calling party's identification, a brief message or information from a central database.

     Extended Battery Life. This service is offered as a result of the digital capabilities of TDMA and a switch-based software upgrade identified as "Dynamic Power Control" ("DPC"). DPC administers the Network's and the digital subscriber's signaling system with increased efficiency, allowing for up to a 250% increase in the battery life of digital subscribers.

  Cellular Products and Equipment Supply

     The mobile equipment used by the Company consists of handsets and accessories which are available for purchase from multiple sources. The Company currently purchases its mobile equipment from various distributors such as Motorola Inc., Nokia Corp. and Ericsson Group under short-term arrangements. Although the Company experienced shortages in obtaining network equipment and telephone handsets from its primary suppliers in 1997, the Company anticipates that such equipment and telephone handsets will be available for purchase by the Company from many sources in the foreseeable future. Although the Company generally sells handsets at its cost, it has offered subsidies for purchasing such handsets during specific promotional periods and will continue to facilitate their purchase in the future by offering financing to certain reported subscribers. Through 1996, the Company sought to lower its inventory costs by selling more handsets through independent distributors. However, with the introduction of TDMA in January 1997, the Company decided to purchase and sell digital cellular telephones directly to consumers in order to secure a supply of digital handsets in an international environment of strong demand and ensure that the same digital standard, "IS-136," is delivered in the digital handsets as is employed by the Company's Network and thus avoid customer confusion, as there are other digital standards that will not fully benefit from the value-added digital services that the Company offers.

SUBSCRIBER MANAGEMENT

  Management of Churn and Credit Policy

     The Company recognizes that managing customer churn is an important factor in maximizing revenues and cash flow. The Company's average monthly churn rate for the years ended December 31, 1996 and 1997 were, on average, approximately 3.96% and 2.13%, respectively. The churn rate was approximately 2.64% per month for most of the year ended December 31, 1996, except between March and June when such rate was approximately 5.74%, and as high as 9.21% in June 1996. This temporary increase in churn resulted from new management at the Company initiating approximately 8,000 disconnections of reported subscribers with non-performing accounts in order to upgrade the quality of the Company's customer base. In order to minimize churn caused by customers voluntarily terminating service, the Company aims to ensure that its services remain competitive and has one-year customer contracts that contain penalties for early termination. In addition, in June 1996, the Company established a credit committee to oversee the implementation of policies which require thorough credit checks for new subscribers, including a review of the subscriber's credit and employment history, encourage direct debit and credit card payment plans and impose gradual restrictions on service once payment dates have been missed. The reduction of churn levels in 1997 is attributable to the continuous implementation of stringent credit policies, including collection clock procedures and the development of a customer retention program, as well as an increase in customer care and satisfaction initiatives. The reduction of churn occurred during a period when the Company increased its subscriber level by approximately 197.6%, from 34,970 subscribers as of December 31, 1996 to 104,061 subscribers as of December 31, 1997.

     Generally, a subscriber's ability to place outgoing calls is suspended in the event payment is not received within ten days after the final due date of any bill. While a subscriber's outgoing calls are blocked, incoming calls may be permitted and may continue to generate revenues for the Company under the "calling party pays" system. See "-- Calling Party Pays and Digitalization." Under the Company's credit policies, this temporary status of "blocked calling" may last a maximum of ten days, at which time the applicable subscriber is "deactivated" in that both inbound and outbound calling capabilities are blocked for an additional period of 45 days. During the months of April and May 1997, the Company varied its procedure of deactivation by extending the inbound privileges for 30 days to past due subscribers in an effort to capitalize on the "calling party pays" system. The Company measured the results against a control group that remained in the original "10 days" status and concluded that average monthly collections in the control group were higher than in the experimental group and, as a result, the Company determined to revert to the original ten-day period. During this 55-day period, the subscriber may be reactivated with full calling privileges upon the Company's receipt of all past-due amounts and without the imposition of any additional fees or penalties. At the end of this 55-day period, the subscriber is fully disconnected and removed from the Company's reported subscriber list. Reactivation after the 55-day period will require, in addition to the payment of all past-due amounts, a new activation fee and the issuance of a new telephone number. The Company believes that these policies reduce the likelihood that customers will incur excessive debts, thus enhancing the likelihood of settlement and reconnection. In addition, prior to a complete disconnection of service, a representative of the Company will attempt to contact the delinquent subscriber in order to settle and agree on payment terms and to suggest alternate prepaid cellular services such as PORTA CONTROL that will enable the subscriber to maintain his cellular service connection.

     As of December 31, 1997, the Company reported approximately 4,000 subscribers that are subject to "blocked calling" and that have been temporarily "deactivated" for non-payment. Based on the Company's experience, the Company expects that a significant portion of "deactivated" subscribers will pay all past-due amounts and be reinstated with full calling privileges. Only a small portion of such "deactivated" subscribers are expected to be disconnected. There can be no assurance, however, that such "deactivated" subscribers will become current or that a substantial portion will not be disconnected. Prior to February 1997, when the "calling party pays" system went into effect, "deactivated" subscribers were unable to receive inbound calls at the calling party's expense and thus did not generate any revenues for the Company. Consequently, prior to February 1997, the Company fully disconnected past-due subscribers upon the expiration of the initial ten-day period described above. The Company believes that the current system of gradually imposing restrictions prior to complete disconnection will result in increased subscriber retention.

  Billing and Administration

     The Company uses a billing and customer management system called "CBILL," developed by Cellular Services, Inc., a Los Angeles, California-based firm whose systems are utilized by numerous international cellular service providers worldwide. The accuracy and flexibility of the Company's billing and customer management system are critical to efficiently servicing the Company's subscribers and to generate subscriber information vital to the Company's management. This system currently permits the Company to bill its customers monthly with a detailed billing statement including itemized local and long-distance calls. In contrast, local Ecuadorian wireline companies typically give equivalent details only with respect to long-distance calls. The Company also uses information from the system to analyze the effects of price changes and promotional and advertising campaigns, as well as subscriber use patterns to prevent fraud. Due to the growth experienced by the Company during 1997 and expected through 1998, and the Company's determination to integrate its MIS operations to provide higher efficiency and capabilities, the Company has been evaluating and is currently in the process of selecting more advanced billing, subscriber management and management information systems in an integrated platform. The determination to change to a more advanced MIS platform is based on the need to (i) support a growing subscriber base and more complex transactions with greater flexibility for the development of service plans, (ii) support the convergence of multiple services in the same account, (iii) support the management of volume discounts for multiple services and (iv) provide the Company with better data for managing its operations.

  Fraud Detection and Prevention

     The Company currently uses a proprietary fraud detection system that analyzes call data records to identify abnormal calling patterns and cloned cellular phones and that enables the Company to take corrective actions promptly. In addition, the Company's billing system generates daily reports on customers that have exceeded their preassigned credit limits. Based on these reports, customers are contacted by the credit control staff of the Company or deactivated, depending on the individual circumstances.

     To reduce the incidence of fraud in its operations, the Company has developed a fraud prevention program that includes (i) fraud awareness and prevention training, (ii) background checks of its employees and (iii) restrictions on international calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct dial access. The third restriction prevents a caller from calling a cloned telephone with three-way calling and international access and thereby make an unbillable international call.

     In addition to its fraud detection and prevention methods, the Company conducts credit checks of each new subscriber to reduce the incidence of fraudulent applications. The Company and Otecel share information on bad accounts and cooperate in developing and implementing fraud detection systems.

SALES AND MARKETING

     In order to implement its business strategy, the Company has focused its marketing efforts on (i) establishing brand name recognition of its primary "Porta" service and related product and service offerings, (ii) expanding its sales and distribution network, (iii) targeting high-quality, high-use customer groups that have specific identifiable needs through the use of a well-trained sales network and (iv) differentiating the Company on the basis of a superior quality and scope of service, rather than price.

  Marketing Programs

     The Company uses both mass media campaigns and direct marketing through its internal sales force and independent distributors to reach potential customers. Mass media campaigns have been used by the Company to create awareness and promote the benefits of cellular services and to position its "Porta" brand name and commercial slogan. The Company employs, among other media, billboards, television, radio and direct-mail. Direct marketing efforts have been used by the Company to reach priority segments of its target market, such as financial institutions and other corporate and commercial subscribers, professionals, small business executives who travel or work on location and convenience-oriented consumers. Over time, the Company has identified additional factors that promote the use of cellular services, such as convenience and personal safety, and has tailored its marketing efforts accordingly.

  Sales Network

     The Company offers its cellular and other services to potential subscribers principally through (i) direct marketing activities by its internal sales representatives, who primarily target corporate accounts, government accounts and other high-volume customers and (ii) its sales centers and network of independent distributors, both of which target residential customers and small businesses. Currently, there are three categories of distributors -- national, regional and retail. The Company believes that this mixed distribution approach allows the Company to reach a broader customer base while avoiding the cost of a large direct sales force. It also allows the Company to capitalize on its distributors' knowledge of local markets and reduce selling expenses and inventory risks. As of December 31, 1997, approximately 70% of new subscriber activations were effected through the Company's distributor network and approximately 30% through its internal sales force.


     As of December 31, 1997, the Company's sales and distribution network consisted of approximately 50 internal sales representatives, as well as more than 850 Company-trained representatives in approximately 280 distribution sales offices, primarily serving regional areas, suburban areas and smaller towns located throughout Ecuador. The Company's distribution network has grown substantially from 250 internal sales representatives and independent distributors to the current level of approximately 900 combined internal sales representatives and independent distributors. The Company operates primary sales centers that are centrally located in the cities of Quito, Guayaquil, Cuenca, Ambato, Santo Domingo, Machala, Esmeraldas and Manta, and provide both sales and various customer support services, including repairs and billing matters. The Company's primary independent distributors, as of December 31, 1997, were as follows:


                        PRIMARY INDEPENDENT DISTRIBUTORS

                                                                                  NUMBER OF
                                                                 NUMBER OF         TRAINED
NAME OF DISTRIBUTOR              LINE OF BUSINESS              SALES CENTERS   REPRESENTATIVES
-------------------              ----------------              -------------   ---------------
Artefacta..........  largest electronic retailer in Ecuador         50               200
Comandato..........  largest supermarket chain in Ecuador           45               100
Mi Comisariato.....  supermarket chain in Ecuador                   12                50

     The breadth and diversity of the Company's sales and distribution network provide its customers with the benefits of convenient locations, extended service hours, comprehensive telephone and accessory selection and highly-trained sales and service staffs. The independent distributors are paid commissions for the activation of cellular lines according to a schedule that increases their applicable percentage commissions as the number of lines sold by such distributor increases. Commissions may be reduced if the subscriber does not maintain a cellular line for a minimum period of time. The Company does not pay its distributors any commissions on revenues earned from air time usage or from monthly cellular service access fees. The Company believes that these arrangements encourage its distributors to attract and retain long-term customers. In addition, distributor contracts generally provide for certain sales, service and retention standards that must be maintained and that are reviewed by the Company on a regular basis.

     Subdistributors have contracts with the independent distributors. The subdistributors are paid a commission based on their sales directly by the independent distributors that also may be reduced if the subscriber does not maintain the cellular line for a minimum period of time.

  Customer Service and Expanded Services

     The Company's commitment to providing excellent customer service is an important element of its operating strategy. The Company believes that in the market for its services, the provision of high quality customer service is an important differentiating factor and has accordingly developed a strategy that is customer service-oriented. The Company seeks to provide a high level of customer service by setting exacting service-related performance objectives, by employing a skilled and qualified workforce that is trained in-house to rapidly resolve problems, by providing customer service training for all staff and by investing in the technology, products and processes required to achieve high performance levels.

     The Company's specialized customer service team of approximately 60 employees (as of December 31, 1997) provides toll-free, 24 hours a day, seven days a week response to telephone queries from three regional centers, answering more than 1,100 calls per day through the *611 service, more than 600 letters per month and handling more than 500 in-person customer inquiries per week in sales and service locations throughout Ecuador. As of December 31, 1997, the Company had established and presently operates eight "immediate service centers" in Quito and one in Guayaquil, and expects to open at least four more similar centers in 1998. In addition, the Company has a VIP customer service group in charge of responding to corporate accounts or personal accounts with a high usage or optimum payment record. The Company currently employs three VIP customer service account consultants in Quito and four in Guayaquil. The Company believes that achieving a high level of customer service will contribute to its ability to attract new customers, increase usage of cellular services, and maintain low subscriber churn rates.

     Service-related performance targets relate to (i) the time required for the Company to respond to customer inquiries and requests, (ii) the quality of such responses and (iii) the performance of the Network. These targets are monitored internally and externally through independent surveys of the Company's customer base that are periodically submitted to the Superintendency of Telecommunications as required by the terms of the Company's concession agreements. The latest such survey, which was completed in November 1996, reflected that 80.7% of the customer service-related calls were answered by a Company representative within the first 30 seconds, 92.2% of the respondents said they are satisfied or very satisfied with the *611 service, 88.8% were satisfied with actual Network coverage and 73.7% said they never experienced coverage problems.

     To aid its customer service team, the Company has invested in an advanced Automatic Call Distribution system (ACD Meridian from Northern Telecom) for managing customer calls, and a state-of-the-art Network Management Center that is staffed 24 hours a day to enable rapid identification and resolution of Network problems. An electronic network links the Company's main sites providing access to e-mail and to the main databases to provide rapid access to information required to solve customer problems. Customer hand-set level 1 repairs are carried out by trained staff at the sales and service locations in Quito and Guayaquil, with the more complex problems being sent to the official manufacturers' distributors for resolution. Customers are typically activated within one hour of credit approval, and time for the credit approval takes between one hour and 48 hours depending upon the complexity of the case and the amount of supplementary information required. In addition, the Network has been designed and is maintained for optimum reliability. During the year ended December 31, 1997, according to switching data, the Company connected more than 97% of attempted calls (including calls routed to service features such as digital voice mail, three-way calling and call forwarding) and dropped only 3% of total calls made. This "dropped call" rate compares favorably with international averages.

     The Company's customer service team members have, on average, attended approximately 120 hours of training through 1997, providing them with the standards and formal skills necessary to support the Company's commitment to achieving the highest customer service standards. Employees are also trained and actively encouraged to take the initiative in resolving customer problems.

CELLULAR NETWORK

     Cellular Telecommunications Technology. Cellular telecommunications systems are capable of providing high-quality, high-capacity voice and data communications to and from mobile and portable telephones, and handling thousands of calls at any one time and providing service to thousands of subscribers in any particular area. Cellular telecommunications technology is based on the division of a given geographical area into a number of regions or "cells" which are generally contiguous. Each cell contains a low-power transmitter-receiver, known as a "base station" or "cell site," that communicates by radio signal with cellular telephones located in that cell. Each cell is connected by wirelines or microwave to a central switching point, or MTSO, that controls the routing of calls and which, in turn, is connected to the PSTN under an interconnect agreement with the wireline operator. The MTSO controls the assignment of frequencies within the cell area and allows cellular telephone users to move freely from one cell to another across the service area while continuing their calls. The Company's Network is also linked to its national microwave network and its international teleport that allows the Company to provide national and international long-distance services utilizing its Network. See "-- International and National Long Distance Service."

     Cellular telecommunications systems, such as the Company's Network, generally offer subscribers the features offered by the most technologically advanced wireline telephone services. The value-added services available to the Company's subscribers are currently available only on a limited basis to wireline telephone users throughout Ecuador. Since cellular telecommunications systems are interconnected with the PSTN, subscribers can receive and originate local, long distance and international calls from their cellular telephones.

     One significant difference between cellular systems in Ecuador and in the United States is the early introduction of digital technology in Ecuador. Cellular operators in many markets, such as the United States, face the need to implement digital cellular technology, often at significant cost. The Company has constructed its Network using Northern Telecom analog (AMPS) technology with a dual capacity to migrate to digital TDMA technology, the most widely-used cellular digital standard in North America. Approximately 50% of the Company's Network currently uses TDMA technology and all further increases in capacity will be in the TDMA standard, which the Company expects will be employed by 90% of its Network by the end of 1998.

     Each cellular telecommunications network is planned and constructed to meet a certain level of subscriber density and traffic demand. Once this level is exceeded, a cellular operator must take steps to increase network capacity in order to maintain service standards. Such capacity increases can be accomplished by increasing digital penetration and by using techniques such as sectorization and cell splitting. Other techniques have been developed by operators and infrastructure manufacturers to ensure service quality at minimal cost, including microcells. Cellular telecommunications networks are typically characterized by high fixed costs and low variable costs. Until technological limitations on network capacity are reached, additional capacity can usually be added in increments that closely match demand and at marginal additional cost.

     Network Construction and Design. The Company has invested substantially in constructing a high quality network that has both dual analog and digital capacity and can support substantial continued growth in subscribers, as well as technologically advanced new services. The Company constructed its Network with the manufacturing and construction expertise of certain of its former shareholders, including Grupo Iusacell, S.A. de C.V. ("Iusacell"), the Mexican telecommunications affiliate of Bell Atlantic, Bell Canada and the Company's main equipment supplier, Northern Telecom. The Company believes that it has been able to provide better cellular service quality and a broader range of products and services as a result of the Company's advanced digital capacity network.

     In developing its Network design, the Company incorporated service quality and coverage objectives based on the best practices in the United States. In addition, the Company's Network was designed to take advantage of its microwave transmission system along with multiple interconnect points with the wireline

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

telephone company in order to ensure that the Company has the ability to carry a significant portion of its traffic on its Network and, correspondingly, to reduce the Company's reliance on other networks over which the Company has no control. In addition, the Company's design objectives require that the network be sufficiently versatile to support a variety of desired value-added cellular services such as call forwarding, call waiting, three-way conference calling, digital voice mail, caller identification, data transmission and support for fixed cellular operations, as well as handle all national and international long-distance services and data, voice and image transmission services.

     Network Expansion and Capacity. The Company develops its cellular service areas by building new base stations and adding cells to existing base stations. Such development is done for the purpose of increasing capacity and improving coverage in direct response to projected subscriber demand. The Company initially focused on providing service to the principal metropolitan areas of Quito and Guayaquil. The Company continues to expand its network to cover as broad a geographical area as is economically feasible, as geographic coverage is a key variable in the consumer purchasing decision. Expansion of the Network enhances the Company's ability to provide service in previously underserved areas where the demand for cellular services continues to increase. In September 1997, the Company signed a non-binding letter of intent with Iusacell to purchase switching, cell site and transmission equipment to equip or upgrade at least 140 new or existing base stations. Iusacell is in the process of changing its network from an AMPS/TDMA platform identical to the one used by the Company to a CDMA network. Iusacell was acquired by an affiliate of Bell Atlantic in November 1996 and, for compatibility purposes, Iusacell is moving to the same platform used by Bell Atlantic. The Company has been informed that this process began in December 1997. Subject to the negotiation of a final agreement and an updated inspection of the operating condition of the Northern Telecom equipment, the Company intends to buy the equipment which would allow the Company to expand Network capacity at a discount from the cost for new equipment.

     The Company's microwave network is currently operating with ample capacity with the Company's present operations during peak periods occupying approximately 90% of total capacity.

     Equipment. In building its Network, the Company has purchased cellular equipment manufactured by Northern Telecom, which allows the Company to provide subscribers cellular service of comparable quality with cellular operators employing the most advanced commercially available technology in the United States. The principal switching center, located in Guayaquil, employs a Super Node NT DMS-MTX to provide switching services for the Coastal Region in Ecuador. The second switching center, located in Quito, also employs a Super Node NT DMS-MTX to provide switching services for the Sierra and Amazon Regions. As of December 31, 1997, the Company's Network consisted of 63 cell sites and 17 cell repeaters. In 1997, Northern Telecom opened a technical support center in Guayaquil, which provides extensive backup support of the Company's operations.

     The Network is connected primarily by its own microwave transmission system provided by California Microwave, Inc. consisting of 57 microwave links as of December 31, 1997. Interconnection with local PSTNs occurs at three locations. Through December 31, 1997, the Company had invested approximately $80.0 million in Network construction.

     Performance. The Company continuously monitors the performance of its Network to ensure that cellular telecommunications service quality meets United States standards. Despite the demands for Network services resulting from the Company's substantial subscriber growth, as of December 31, 1997, the Company had been able to limit average dropped calls (the inability of the system to sustain a call in progress) to approximately 3.3% and achieved an average call "blockage" rate (the percentage of subscriber calls that are unable to access the Network during peak usage periods) of approximately 1.8%. As a result of recent strong increases in reported subscribers and average usage per reported subscriber, the Company believes that average dropped calls and average call "blockage" rates have increased slightly. The Company has adopted measures to address these increases.

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

INTERNATIONAL AND NATIONAL LONG DISTANCE SERVICE

     The Company offers its subscribers long-distance connections to all international destinations through the Company's satellite teleport located in Guayaquil, Ecuador. The Company believes that it possesses significant competitive advantages over the national PSTN international long distance service provider, the Ecuadorian Wireline System, in the areas of both pricing and quality. The Company's cost structure with respect to its international long distance operations currently enables it to set its rates by up to 40% below the Ecuadorian Wireline System's rates for similar telephone service. In addition, the international long distance telephone call completion rate for the Ecuadorian Wireline System is currently 46.7% according to public information distributed by the Ecuadorian Wireline System, as compared to approximately 95% for the Company according the Company's switching data.

     The Company's teleport has also provided the Company with the capacity to route international and national long distance traffic to and from its cellular subscribers through its own Network, and without any interconnections through the wireline providers. The terms of the Company's cellular and data transmission concessions permit the Company to route national and international long distance traffic using its Network if it has the capacity to do so. Routing international traffic through the Company's Network will generate additional revenues for the Company while at the same time avoiding interconnection fees previously payable to the wireline operators. The Company believes that it has a significant competitive advantage in the areas of international and national long distance service as Otecel, the Company's primary competitor, does not presently have the ability to route long distance calls through its own network.

     During 1997, the Company routed approximately 150,000 minutes of outbound international long distance traffic per month through its teleport, and expects to increase this volume significantly during 1998, primarily as a result of the poor quality international and national long distance service currently provided by Emetel. The completion rate for long distance calls originated through Emetel is approximately 46.7%, according to publicly-available information, as compared to the Company's completion rate of approximately 95% using the Company's Network, according to switching data. The Company believes that its reported subscribers will provide it with a captive subscriber base for developing its data transmission and other operations, particularly international and national long distance services. The Company intends to launch specific marketing and promotional campaigns that target predominately corporate and business subscribers to increase international long distance traffic in 1998, including the introduction of pre-paid calling cards to be distributed in Ecuador and in major metropolitan areas in the United States with a high concentration of Ecuadorian residents, such as New York, Miami and Los Angeles.

     The Company's microwave network currently has substantial excess capacity which will enable the Company to support substantial growth in its international and national long distance business without incurring any substantial capital expenditures beyond what is required for the expansion of the Company's Network.

DATA TRANSMISSION SERVICES

     The Company holds a 15-year data transmission concession (the "Data Transmission Concession") from December 1994, that permits it to install, operate and maintain a satellite system serving all of Ecuador and to provide various national and international telecommunications services, including the transmission of data, voice and image signals. The Company was awarded its data transmission concession in a competitive bidding process based upon several factors including price offered by the Company, technical capabilities and operational capacity, experience of its affiliates and its financial and planning capabilities. Similar licenses were granted to IMSATEL (Ecuador), S.A. and AMERICATEL, S.A., the two other operators of satellite systems in Ecuador.

     Pursuant to the Data Transmission Concession, the Company has installed an international satellite teleport (Class 3 Earth Station) located at Guayaquil, Ecuador, which commenced operations in June 1996. The Company's teleport transmits and receives signals to and from a PAS-1 PANAMSAT satellite which, in turn, transmits and receives signals from PANAMSAT's earth station located in Florida. Satellite signals received by the Company's teleport are distributed throughout Ecuador by employing a combination of the

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

Company's cellular infrastructure including its nationwide microwave network that serves as the link between the Company's cellular switches and the final destination (or originating point) of the satellite signal. Because the Company uses its cellular infrastructure in connection with its satellite operations, the Company is capable of providing satellite services, such as data, voice and image transmission services, to a geographic area in Ecuador that covers approximately 85% of the country's population. In addition, as a result of the substantial excess capacity that presently exists in the Company's microwave network, the Company believes that it will be able to accommodate substantial growth in its satellite service subscriber base without incurring any capital expenditures in addition to the capital expenditures incurred by the Company in connection with the expansion of its Network. See "-- Cellular
Network -- Network Expansion and Capacity."

     Data transmission services is one of the fastest-growing sectors of the Ecuadorian telecommunications market, primarily due to the demand from companies in the financial, manufacturing, healthcare and travel industries, requiring instantaneous access to information around the world. The Company has entered into ten data transmission service agreements since March 1997, including agreements with a number of major Ecuadorian companies such as Banco del Pichincha C.A., one of the country's largest banks, Ecuatorosas, a flower exporter, and Skytel S.A., the country's leading paging firm. Since the original agreements were entered into, the Company's customers have generally expanded their business by adding additional datalinks. The Company is currently negotiating to enter into additional data transmission service agreements, however no assurance can be given that any agreements in negotiation will be concluded.

     The Company's satellite system is currently being used for the transmission of all internal Company data and for videoconferencing between the Company's offices located in Quito and Guayaquil. Although the Company expects that it will aggressively market and promote its expanded services that utilize the Company's satellite system, the Company's sales efforts with respect to such services to date have been limited to private presentations by Company representatives to prospective subscribers. The Company's satellite network is monitored and managed from the Company's principal offices, located in Quito, and receives technical and switching support from its offices in Guayaquil. Charges for long distance and other satellite services are administered through the Company's cellular operations division in the same manner as charges for the Company's cellular services.

INTERNET GATEWAY SERVICES

     The Company was awarded a 10-year Internet service license (the "Internet Concession") in August 1997. The Internet Concession permits the Company to install, operate and maintain Internet gateway and access service throughout Ecuador and to provide various national and international Internet based value-added services, included basic Internet access to the World Wide Web, private networks, remote services and network browsers, electronic mail, database access and electronic data interchange (EDI). The Company was awarded its concession based on a licensing process that resulted in the granting of additional concessions to nine other companies. See "Regulatory
Framework -- Terms of Internet Concession."

     Pursuant to the Internet Concession, the Company is in the process of installing the necessary computer hardware and anticipates offering this service in the second quarter of 1998. The Company will utilize its Guayaquil earth station and its National Microwave Network as the basic backbone to provide Internet gateway services in Ecuador. In addition, the Company is authorized to use its cellular network as well as the Ecuadorian Wireline System's lines and dedicated circuits whenever it is necessary to complete connectivity to its intended customers. The basic connection equipment consists of a satellite modem, connected to a multiplexer with access to an Ethernet 10BaseT TCP/IP Network, that is fed by communications and news servers, all located in the Company's offices in Guayaquil. Because the Company uses its cellular infrastructure, including its microwave backbone in connection with its Internet operations, the Company is capable of providing Internet services to a geographic area that covers approximately 85% of Ecuador's population. In addition, as a result of the substantial excess capacity that presently exists in the Company's microwave network, the Company believes that it will be able to accommodate substantial growth without incurring any incremental capital expenditures over the capital expenditures incurred by the Company in connection with the planned expansion of its Network. See "-- Cellular Network -- Network Expansion and Capacity."

     The Company's Internet system connects in the United States with SysNet Corp. SysNet is located in the Washington, D.C. area, one of the most important Internet hubs worldwide, and provides the Company with three fully redundant trunk lines to MCI (T1), Cable and Wireless (T3) and UUNET (T3). In Ecuador, the Company is establishing two primary Internet access hubs in Quito and Guayaquil, each with 100 modems, which gives the Company initial capacity of 2,000 dial-up subscribers without connectivity or transmission time delays. Additionally, the Company's microwave network provides the backbone to interconnect private networks, corporations, universities, government agencies and other high volume users without capacity considerations.

PORTABLE CELLULAR AND PUBLIC CELLULAR TELEPHONE SERVICES

     The Company offers a portable cellular service that allows it to capitalize on the unfilled demand of consumers with the service currently available through Ecuador's wireline operators. Portable cellular uses the same wireless transmission technology as mobile cellular; however, the portable telephone unit is physically installed in the user's office or home. This service has been made available primarily to corporate and business users as an alternative or supplement to traditional wireline telephone services.

     Under the terms of the Company's Cellular Concession, the Company is required to install public pay telephones in rural and suburban areas located within the coverage area of its Network. The concession was recently amended to authorize the Company to also install public cellular telephones in urban areas throughout Ecuador. The Company has already installed 1,265 more public cellular telephones than required under the terms of its Cellular Concession for the end of 1997 and believes that significant growth can be sustained with respect to its public telephone operations as a result of the shortage of telephones in many urban, rural and suburban areas in Ecuador. The terms of the Company's Cellular Concession require the Company to install each year a number of telephones equal to 0.5% of the Company's total number of cellular subscribers as of December 31 of the immediately preceding year, which as of December 31, 1996, would equal 175 public telephones required for installation. As of December 31, 1997, the Company had 1,440 public cellular telephones in operation, which generated average monthly revenues of approximately $110 per telephone and had an average payback period of 18 months. The Company's public cellular telephones operate using prepaid phone cards, thereby minimizing the risks of fraud, vandalism and noncollection. The Company's ability to expand its public pay telephone operations in accordance with its business plan will depend primarily upon various external factors that are beyond its control. See "Risk Factors -- Factors Relating to Ecuador."

OPERATING AGREEMENTS


     Interconnection Agreements. The Company has executed interconnection agreements with Andinatel, S.A., Pacifictel, S.A. and Telefonos, Agua Potable y Alcantarillado, the three wireline telephone companies serving Ecuador. The terms of the interconnection agreements include provisions for the number of connection points, the method by which signals must be received and transmitted, fraud control, billing, damage liability and the assumption of responsibility for the costs of interconnection. Under such interconnection agreements, wireline telephone companies charge cellular operators a fee per minute, ranging between $.03 to $.15 per minute, depending upon the destination of the call and when a cellular subscriber places a call to a wireline subscriber. This interconnection fee is charged directly to the cellular subscriber through the subscriber's monthly bill. Such agreements also contain the terms pursuant to which wireline operators will be charged a fee (as of December 31, 1997, $.27 per minute net of interconnection and collection fees) by cellular operators for calls to cellular subscribers that are originated by wireline subscribers. See "-- Cellular Products and Services -- Pricing Structure." The interconnection agreements have a term of five years from April and June 1994, respectively. The Company believes the terms of its interconnection agreements are similar in substance to the interconnection agreements executed by Otecel. See "Risk Factors -- Risks Related to Payments From the Ecuadorian Wireline System."


     Roaming Agreements. As a convenience to its traveling Porta customers, the Company offers roaming services within other countries, currently including Canada, Chile, Colombia, Peru, the United States and Venezuela, through agreements with major cellular telephone companies in such countries. The Company

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recently entered into a roaming agreement with Iridium SudAmerica Corporation that is expected to enable the Company's subscribers to utilize cellular telephones throughout the rest of the world once the Iridium network is functioning, which is expected to be in September 1998. International roaming agreements with cellular operators in Mexico are currently being negotiated, although no assurance can be given that such agreements will be concluded. See "-- Cellular Products and Services -- International Roaming."

     Other Agreements. The Company has entered into agreements with TeleData World Services, Inc. and SysNet Corp. for the delivery and routing of international telephone traffic, data services and Internet access. These agreements provide for advanced and competitive switching facilities on a least-cost-routing basis and the ability to deliver value-added services, such as international pre-paid services and 1-800 direct access lines.

COMPETITION

     The cellular telecommunications business in Ecuador is currently a regulated duopoly. Each of the two operators awarded cellular concessions in Ecuador has the non-exclusive use of a defined frequency band within the region. The terms of the Cellular Agreement provide that the Superintendency is authorized to license other cellular operators in the same geographic territories. In addition, the Superintendency is authorized to reassign frequency Bands A and B for the purpose of authorizing the entry of new operators in the cellular license network without affecting the number of channels originally assigned to the Company or to Otecel. Competition is principally based on network coverage and technical quality, value-added cellular services, quality and responsiveness of customer service and price. The Company's primary competitor in the area of cellular service in Ecuador is Otecel, the holder of the other cellular service concession. The Company believes that it presently enjoys significant competitive advantages over Otecel primarily as a result of the Company's more technologically advanced systems, which have both digital and analog capacity, and ability to route international and national long distance calls through its own teleport and microwave network, which Otecel presently does not have. The Company expects that Otecel may in the future seek to upgrade its systems in order to enable it to offer additional digital products and services, such as caller identification, to its subscribers in order to more effectively compete with the Company. As of December 31, 1997, the Company's subscriber base comprised approximately 65% of Ecuador's cellular market, with the remaining 35% being served by Otecel. See "-- The Ecuador Telecommunications Market -- Growth of Ecuadorian Cellular Industry" for additional market share information. During 1997, an affiliate of BellSouth acquired a controlling interest in Otecel. This may improve Otecel's access to financial resources and technical expertise and thereby improve its competitive position.

     The Company also competes with traditional wireline telephone service operators. Wireline density in Ecuador as of December 31, 1996 was estimated at approximately 6.4%, which is low relative to other Latin American countries. If substantial capital were to be invested in the wireline telephone industry, resulting in increased wireline density and improved service, certain of the Company's existing and potential subscribers may shift to wireline service providers due to a number of factors, some of which are price related. In addition, increased wireline densities could lead to reduced cellular usage as subscribers will have available to them additional competitively-priced options for telephone service. The entrance of new wireline operators would result in additional competition for the Company. See "-- The Ecuador Telecommunications Market."

     Certain competing wireless communications services, such as mobile radio, paging or beeper services are widely used in Ecuador as a substitute for wireline services in order to improve productivity and to address security concerns. These services suffer certain disadvantages compared to cellular services due to factors such as lack of coverage, handset non-portability, lack of privacy, lower transmission quality, network overloading and lack of customer service. These competing wireless communications services are nevertheless considerably less expensive than cellular service.

     Technological advances in the telecommunications field, such as the possible introduction of PCS, continue to occur and make it difficult to predict the extent of additional future competition for cellular systems. For example, several mobile satellite systems are planning to initiate service by the year 2000. While such services may offer worldwide coverage, significant technological, legal and other hurdles need to be overcome before such services may be offered in Ecuador. Each of the two regional entities comprising the

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

Ecuadorian Wireline System, Andinatel, S.A. and Pacifictel, S.A., has been qualified to bid for PCS licenses in its respective region when offered by the Government of Ecuador in the future. In the event such entities are successful in obtaining PCS licenses, they will engage in direct competition with the Company within their respective regions for wireless telecommunications services.

     The Company also faces competition in its data transmission business from the Ecuadorian Wireline System, which offers data transmission and point-to-point communication network services, and from IMSATEL (Ecuador), S.A. and AMERICATEL, S.A., the two other operators of satellite systems in Ecuador. The Company expects to encounter competition in its data transmission operations from certain local and national cable television operators that may offer similar services in Ecuador.

     As of February 10, 1998, there were 20 companies offering Internet service in Ecuador, of which only ten were authorized pursuant to a concession to operate in Ecuador. None of the present Internet service providers has the network and facilities that the Company possesses, including the Company's own teleport and microwave network, which gives the Company a coverage advantage over its competition. At present, there are two types of Internet service providers in Ecuador. The first group consists of companies whose primary business is Internet service. In this group, there are companies such as "HoyNet," based in Quito, that possess a dial-up subscriber base of approximately 600 individual and approximately 12 corporate customers. HoyNet has a satellite connection with the U.S. with a bandwidth of 64 Kbps and 32 modems for commuted access. There are similar companies with a bandwidth of 252 Kbps, but with the same number of modems. This configuration offers disadvantages such as connectivity problems due to an insufficient number of modems and slow transmission time resulting from insufficient bandwidth. The second group consists of companies that offer Internet services as a by-product of their primary business, but their bandwidth is partially utilized by their own transmission requirements. These potential competitors include IBM, "El Banco del Pacifico" (SATNET), and "El Comercio" (ACCESS). The Company believes that it will have significant competitive advantages due to a system configuration that addresses these problems. See "-- Internet Gateway Services."

INTELLECTUAL PROPERTY

     The Company uses the "Conecel" and "Porta" names and logos as trademarks and service marks in connection with the sales and marketing of its products and services. According to a 1997 survey conducted by the Ecuadorian Advertisers Association, the "Porta" name is one of the four best known brand names in Ecuador. The "Conecel" and "Porta" names and logos are protected from infringement under the intellectual property laws of Ecuador.

LEGAL PROCEEDINGS

     The Company is from time to time involved in various legal proceedings occuring in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings or any amounts which it may be required to pay by reason thereof would have a material adverse effect on the financial condition or results of operations of the Company.

EMPLOYEES

     As of December 31, 1997, the Company had 395 full-time employees. None of the Company's employees are unionized or represented by a collective bargaining unit. The Company currently does not provide any of its employees with any pension, retirement or other similar benefits. Under Ecuadorian law, the Company is required to set aside and distribute directly to its qualified full-time employees an amount equal to 15% of its net income. To date, as a result of the Company's net losses, the Company has not been required to make any such distributions. The Company believes that its employee relations are good.

PROPERTIES

     The Company currently leases a total of approximately 3,269 square meters (one square meter equals approximately 10.89 square feet) of office space located in various Ecuadorian cities, including Quito (1,900 square meters), where the Company's principal executive offices are located, Guayaquil (550 square meters),

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

Cuenca (350 square meters), Ambato (70 square meters), Esmeraldas (35 square meters), Santo Domingo (70 square meters), Machala (84 square meters), Quevedo (90 square meters) and Manta (120 square meters).

     The Company also owns or leases the sites where its cellular network equipment is installed. As of December 31, 1997, the Company had 63 cell sites and 17 cell repeaters, of which ten cell sites were owned and the remaining sites were leased. Most of these leases do not expire prior to the year 2000 and the Company expects that it will be able to renew its network licenses on substantially the same terms as currently in effect, if it so elects, upon their expiration. In addition, the Company leases the sites where its cellular repeaters (including its microwave repeater) stations are located in Ecuador. The Company expects that it will be able to renew its network site leases on substantially the same terms as are currently in effect, if it so elects, upon their expiration. Although the Company believes its current network sites are adequate for its present operations and anticipated levels of growth, the Company expects to continue purchasing or leasing additional sites as it continues to expand its Network coverage in Ecuador. All of the Company's network sites are capable of supporting the digital technology utilized by the Company. The Company believes that it currently maintains adequate insurance coverage for all of its current network equipment and other properties.

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

                              REGULATORY FRAMEWORK

REGULATORY AUTHORITIES AND LEGISLATION

     Prior to 1992, the state-owned national telecommunications service provider, the Ecuadorian Telecommunications Institute ("IETEL"), was responsible for the regulation and oversight of the telecommunications sector in Ecuador. In August 1992, the Special Telecommunications Law (Legislative Decree No. 184) (the "Special Law") was passed to, among other things, separate the operating and regulatory functions of IETEL in an effort to address certain inefficiencies that resulted from the performance of both functions by one entity. The Special Law thus provided for the creation and establishment of the Superintendency of Telecommunications (Superintendencia de Telecomunicaciones), the new government-controlled regulatory body (the "Superintendency"), and the Empresa Estatal de Telecomunicaciones, the state-owned provider of telecommunications services. Prior to the enactment of the Special Law, IETEL performed both the regulatory and operational functions within the telecommunications sector in Ecuador. The Special Law also authorized the grant by the government of Ecuador of concessions to privately-owned providers of all non-basic telecommunications services, including cellular telephony, satellite data, voice and image transmission, mobile radio, trunking services and paging services.

     In August 1993, pursuant to Resolution No. ST-93-0054, the Superintendency awarded cellular telecommunications licenses to the Company and Otecel. As Ecuador has adopted the AMPS standard, the Company was awarded the A Band and Otecel was awarded the B Band. Both licenses have rights over an aggregate of 22 MHz of bandwidth within the 800-900-MHz range covering the entire country of Ecuador. Upon receiving its cellular concession (the "Cellular Concession"), Conecel became one of two operators authorized to offer cellular telecommunications services in Ecuador for a period of 15 years from August 1993. The Company's rights and obligations with respect to its license are set forth in an Authorization Agreement for Mobile Cellular Telephone Services (Contrato de Autorizacion Para La Prestacion del Servicio de Telefonia Movil Celular), dated August 26, 1993, as amended (the "Cellular Agreement"), entered into by the Superintendency and the Company. The terms of the Cellular Agreement were identical to the terms of the cellular concession agreement entered into between the Superintendency and Otecel.

     In August 1995, the Reformatory Law to the Special Telecommunications Law (Legislative Decree No. 94) (the "Reformatory Law") was passed in an effort to facilitate the privatization of the Empresa Estatal de Telecomunicaciones and to create a regulatory framework that would be capable of overseeing the anticipated growth and technological development of the telecommunications sector in Ecuador. The Reformatory Law provided for the reorganization of the Empresa Estatal de Telecomunicaciones as a private corporation (sociedad anonima) which is currently the Ecuadorian Wireline System comprised of two regional entities, Andinatel, S.A. and Pacifictel, S.A., the successors to Emetel, S.A. Among the services the Ecuadorian Wireline System currently provides are local, national and international telephone services and portable telephone services, including the provision of wireless and wireline circuits. With the exception of the City of Cuenca, which is serviced by the Municipal Telephone, Potable Water and Sewage Company (ETAPA), the Ecuadorian Wireline System is currently the exclusive provider of basic national and international wireline telecommunications services throughout Ecuador.

  Regulatory Authorities

     The Reformatory Law also created the National Council of Telecommunications (Consejo Nacional de Telecomunicaciones) ("CONATEL") and the Secretary of Telecommunications of Ecuador (the "Secretary"), and redefined the duties and responsibilities of the Superintendency. CONATEL, the Secretary and the Superintendency are the governmental entities that are currently responsible for the regulation and oversight of the telecommunications sector, including cellular and data transmission operations, in Ecuador.

     CONATEL is the primary administrative regulatory agency and is comprised of seven members representing the Secretary, the Superintendency, the Executive Office of Ecuador, the Armed Forces, the Secretary General of the National Development Counsel (CONADE), the Chamber of Production and the EMETEL Central Worker's Committee. CONATEL is the law and policy making body that is charged

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

primarily with the responsibility of establishing guidelines for the development of the telecommunications sector within Ecuador. The guidelines established by CONATEL relate to, among others, the minimum qualifications and quality standards applicable to providers of telecommunications services and the general terms of the various concessions to be granted to service providers within the telecommunications industry, frequency and use allocation and tariffs to be charged by providers for telecommunications services.

     The Secretary is charged primarily with implementing the mandates and resolutions of CONATEL, including entering into agreements and granting concessions to operators in accordance with the processes and guidelines established by CONATEL from time to time. In addition, the Secretary furnishes all of the requisite authorizations with respect to the equipment and construction of facilities for use by service providers in connection with telecommunications related operations.

     The Superintendency is currently responsible for policing and supervising the compliance by telecommunications service providers with the laws and regulations promulgated by CONATEL and with the written agreements containing the terms of the concessions granted by the Secretary from time to time.

  Legislation

     In addition to the Reformatory Law, the following legislation involving the telecommunications sector, and more specifically the cellular services industry, has been promulgated in Ecuador: (1) the General Regulation Relating to the Special Telecommunications Law and the Reformation of the Special Telecommunications Law, published in the official registry no. 832 on November 29, 1995 (the "General Regulation"); (2) the Regulation Relating to Mobile Telephone Cellular Services, published in the official registry no. 44 on October 11, 1996 (the "Cellular Services Regulation"); (3) the Regulation for the Provision of Portable Services, published in the official registry no. 1,008 on August 10, 1996 (the "Portable Services Regulation"); and (4) the Regulation Relating to Interconnections and Connections between Nets and Systems of Communications, published in the official registry no. 1,008 on August 10, 1996 (the "Internet Regulation").

     The General Regulation was enacted soon after the passage of the Reformatory Law and sets forth a regulatory framework applicable to the telecommunications industry generally. Among other things, the General Regulation establishes procedures for the establishment of private nets, defines and establishes procedures for the granting of concessions in connection with the provision of resale services, and underscores the prohibition against the provision of call back services, except for national concessionaires authorized to provide national telephone services. Furthermore, the General Regulation (i) defines and establishes procedures for the granting of permits for the provision of value-added services and for authorization relating to the use of frequencies; (ii) incorporates and makes mandatory the "calling party pays" arrangement for interconnections between nets and systems of telecommunications,
(iii) establishes that contracts authorizing frequencies shall have the same duration as the concession for the provision of telecommunications services and
(iv) establishes maximum tariffs for different telecommunications services.

     The Cellular Services Regulation, among other things, clarifies the proper construction and interpretation of the term "station" (estaciones del sistema de telefonia movil celular) as it relates to the calculation of certain fees payable by cellular operators for the use of frequencies. See "-- Terms of Cellular Concession." The regulation clarifies that the term "station" is to be interpreted to mean the number of cell stations under which the cellular system is based and not the number of cellular subscribers to cellular services. The Cellular Services Regulation was prompted in part by claims from cellular operators, including the Company, that the government was overcharging for the use of certain frequencies because of its incorrect interpretation of the term "station." The Company has instituted formal administrative proceedings against the Secretary and the Superintendency to recover approximately $677,000 in overcharged frequency fees that were paid by the Company during 1995.

     The Cellular Services Regulation also mandates the institution by Ecuador's cellular operators of a "calling party pays" system with regard to charges for cellular services. Contrary to North American practice, where a cellular user generally pays for both outgoing and incoming calls, the "calling party pays" system requires the originator of the call to pay for the total cost of the call. This system reduces the cost of cellular services to cellular users. The Company believes that the system of "calling party pays" stimulates additional usage by effectively spreading the cost of cellular service among cellular phone subscribers and wireline phone subscribers.

     In addition, the Cellular Services Regulation framework (i) authorized the prepayment of cellular license fees by cellular operators, including the Company, as a discounted present value payment calculated at approximately $51.5 million, and the execution by the Secretary of written amendments to the license agreements of the cellular service providers that contains the terms of such prepayments, (ii) transfers certain functions and responsibilities relating to the collection of cellular license fees from the Superintendency to the Secretary and (iii) authorizes private operators to provide international long distance services to their customers through interconnections with other authorized operators or through their own networks.

     The Portable Services Regulation sets forth, among other things, the conditions pursuant to which the Ecuadorian Wireline System may provide portable services and establishes norms for exploiting portable services and the process for granting concessions to companies interested in providing portable services once the period of exclusivity of the Ecuadorian Wireline System lapses.

     The Internet Regulation establishes the general technical, administrative and economic parameters, including tariffs, with respect to the interconnection between public nets of communication and the telecommunication systems of operators of resale services, value-added services or private nets. The Internet Regulation also set forth the procedure for the approval of concession contracts and establishes a "calling party pays" arrangement pursuant to which each operator becomes responsible for collecting charges originated by its customers within other interconnected operators.

TERMS OF CELLULAR CONCESSION

     The Company was awarded its Cellular Concession in August 1993. The Cellular Concession authorizes the Company to establish and develop a cellular telecommunications business in Ecuador. The consideration paid by the Company for the Cellular Concession consists of (i) a one-time concession fee of $2.0 million which was paid by the Company in August 1993, (ii) an annual license fee, payable in monthly installments, calculated each year as the greater of a certain minimum guaranteed sum or a stated percentage of the Company's revenues from cellular operations during the prior year (the "Annual License Fee"), and
(iii) monthly payments for the use of cellular frequencies ("Frequency Fees"). The terms of the Company's Cellular Concession are set forth in an Agreement for the Authorization of Mobile Cellular Telephone Services (Contrato de Autorizacion del Servicio de Telefonia Movil Celular), dated August 26, 1993, as amended (the "Cellular Agreement"), between the Superintendency and the Company. The Company was awarded the Cellular Concession in a competitive bidding process on the basis of the price offered by the Company, its technical capabilities and operational capacity, the mobile cellular experience of its affiliates, and its financial and planning capabilities. Otecel was also awarded a cellular telephone concession with terms identical to the terms set forth in the Cellular Agreement. The Company's Cellular Concession is for a term of 15 years, expiring in August 2008, and may be renewed by the Secretary, in its sole discretion, for additional periods.

     The Annual License Fee was payable in U.S. dollars and escalated significantly to as high as 70% of gross revenues during the last year of the term of the Cellular Concession. After entering into its agreements with the Company and Otecel, the Government of Ecuador recognized the adverse impact that the current structure of the Annual License Fee could have on the cellular operators' incentives to expand their respective cellular operations and to maximize revenues. As a result, in May 1995, the Superintendency, under mandate from the Duran-Ballen administration, commenced negotiations with the Company and Otecel for the prepayment of the full amount of the Annual License Fees payable under their respective cellular concession agreements. The Bucaram administration, motivated primarily by the government's need for capital to finance promised social programs, continued such negotiations and agreed in October 1996 to accept a prepayment by each of the Company and Otecel in the amount of approximately $51.5 million in lieu of the annual license fees that were payable to the Government pursuant to their respective cellular concession agreements. The prepayment amount represented the net present value of the minimum guaranteed annual license fee payments previously agreed to by the Company and Otecel, discounted at the annualized rate of 21.75%.

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

     In December 1996, Otecel prepaid the full amount of its minimum guaranteed annual license fee payments with a payment to the Secretary of approximately $51.5 million, and entered into a written agreement with the Secretary that modified Otecel's cellular concession agreement and contains the terms and conditions of such prepayment (the "Otecel Amendment"). The terms of the Cellular Agreement include certain pari passu provisions that prohibit discrimination among the cellular operators in Ecuador. Such pari passu provisions provide that in the event any regulatory authority or other governmental body in Ecuador modifies any of the terms of any operator's cellular concession agreement, all other cellular operators shall be entitled to request a similar modification that affords them substantially similar rights and benefits. In March 1997, the Company made a partial payment to the Secretary in the aggregate amount of approximately $1.9 million to evidence its good faith intention to prepay the Annual License Fees. After giving effect to such partial payment, the remaining balance of the full prepayment amount, including interest accrued since December 1996, was approximately $53.6 million. In May 1997, the Company entered into an agreement substantially similar to the Otecel Amendment which provided for identical rights, benefits and privileges to the Company, and pursuant to which the Company paid the remaining balance of the Annual License Fees, or approximately $53.6 million, to the Government of Ecuador from the proceeds of the sale of the Conecel Notes. The Company believed the prepayment of the Annual License Fee presented it with an exceptional opportunity to reduce its aggregate future liabilities and to properly incentivize the Company to maximize revenues, a substantial portion of which would have been payable to the Government of Ecuador under the previous arrangement.

     The negotiations for the prepayment of the Annual License Fee also presented the Company with an opportunity to clarify and modify certain other terms of the Cellular Agreement. In addition to the terms relating to the prepayments, the Cellular Agreement, as amended, provides for the acknowledgment by the Secretary of the enactment of certain legislation in Ecuador, specifically the Cellular Services Regulation, that provides for (i) a "calling party pays" tariff where the originating party will pay for the call and which the Company believes will have a favorable impact on cellular telephone usage, and (ii) the clarification of certain ambiguities with respect to the calculation of frequency fees that are based in part on the number of "stations" utilized by the cellular operators. The Cellular Agreement, as amended, also authorized the Company to place international calls using its own network, and not through the services of a long distance carrier as previously required.

     As the Annual License Fee has been prepaid in full, the Company is only required to pay Frequency Fees for the use of frequencies in accordance with the government regulations on rates and tariffs applicable from time to time. Currently, there are three separate Frequency Fees payable by the Company to the Superintendency, each of which is calculated as follows:

Frequency Fee A...........................  2 X minimum habitual salary (95,000(1) sucres) X number of channels. As of December 31, 1996, the
                                            Company used 916 channels. Therefore, Frequency
                                            Fee A for the month of December 1996 equaled
                                            87,020,000 sucres, or approximately $24,038.67
                                            (5 X 95,000 X 916).
Frequency Fee B...........................  5 X minimum habitual salary (95,000(1) sucres) 5 number of connections. As of December 31, 1996,
                                            the Company used 32 connections. Therefore,
                                            Frequency Fee B for the month of December 1996
                                            equaled 3,040,000 sucres, or approximately
                                            $839.78 (5 X 95,000 X 32).
Frequency Fee C...........................  1 X minimum habitual salary (95,000(1) sucres) X number of stations. As of December 31, 1996, the
                                            Company used 42 stations. Therefore, Frequency C
                                            for the month of December 1996 equaled 3,990,000
                                            sucres, or approximately $1,102.21 (1 X 95,000 X
                                            42).

---------------

(1) The minimum habitual salary was adjusted in 1997 to 100,000 sucres.

     The calculation of Frequency Fee C furnished the basis of a pending dispute between the Company and the Superintendency with respect to the proper interpretation of what constitutes a "station" for purposes of this formula. The Superintendency has previously taken the position that each cellular line subscriber constituted a "station" for purposes of calculating this fee. The Company has contested this interpretation and has argued that a "station" refers to actual cell stations and not total subscribers. This issue has since been resolved by the enactment of the Cellular Services Regulation which clarifies that the correct interpretation of the term "station" is actual "cell stations" and not "subscribers." The Company has initiated proceedings against the Secretary and the Superintendency to recover approximately $677,000 that the Company believes has been overpaid by the Company as a result of the government's incorrect interpretation of applicable regulations and the Cellular Agreement. Additional Frequency Fees will be assessed by the Secretary from time to time as the Company acquires rights to use additional channels.

     Competition. The Cellular Concession grants the Company a non-exclusive license to establish and develop a cellular telecommunications business in Ecuador. The Secretary has the right to grant additional concessions for wireless telecommunications services to third parties that may engage in competition with the Company.

     Roaming Interconnection. The ability to provide national roaming (among licensed cellular telecommunications networks) is required by the Company's Cellular Concession. Cellular companies are also required to enter into interconnection agreements with wireline telephone companies.

     Restrictions on Assignment of Concession. The terms of the Company's Cellular Concession prohibit the Company from assigning any rights or obligations arising thereunder to any third party without the prior written consent of the Secretary.

     Network Expansion Plan. The terms of the Company's Cellular Concession required the Company to submit to the Secretary a detailed timetable of its expansion plan, identifying the key cities, highways and other areas to be covered by its network throughout Ecuador. The Company fully complied in all respects with its build-out requirements.

     Non-Traditional Cellular Services. The Company's Cellular Concession allows the Company to provide certain services not typically permitted to be offered by cellular operators in North America. Unlike the North American model, the Company is currently routing international calls using its own network without routing such calls through a long distance carrier. In addition, the Company's Cellular Concession authorizes the Company to provide cellular service to subscribers using portable cellular equipment that is installed in the user's home or office, rather than mobile handsets.

     Service Standards. Upon the request of the Secretary, the Company is required to furnish to the Secretary information regarding the number of cellular service subscribers, the quality of its service, the results of a quality survey completed from time to time by cellular service subscribers and any other more detailed information regarding the quality of the services of the Company that the Secretary may request from time to time.

     Public Cellular Telephones. The Company's Cellular Concession requires the Company to install, at its cost, public cellular telephones in rural and suburban areas within the geographic coverage of its cellular telecommunication system. The Company is required to install each year an amount of public telephones equal to not less than 0.5% of the Company's total number of cellular subscribers as of December 31 of the immediately preceding year. The Company and the Secretary will from time to time jointly determine the actual locations of public telephones to be installed by the Company in Ecuador. To date, the Company has complied with such build-out requirements.

     Regulation of Rates and Fees. The rates and fees the Company may charge its subscribers may not exceed the maximum limits established by CONATEL from time to time. Any modifications to the rates and/or fees charged by the Company to subscribers must be approved by the Superintendency prior to effectiveness.

     As of February 15, 1998, the maximum tariff that may be charged by the Company for outbound calls originated by a cellular subscriber is $0.50 per minute of airtime usage (net of any interconnection fees and any applicable taxes and other expenses unrelated to airtime usage that may be charged by the Company to its cellular subscribers). The maximum tariff that may be charged by the Company for inbound calls to the Company's cellular subscribers that are originated by a wireline subscriber is a variable rate that is based upon the consumer price index of Ecuador (Unidades de Valor Constante, or "UVC"). As of February 15, 1998, the maximum tariff that may be charged by the Company for such inbound calls is $0.32 per minute of airtime usage and is subject to adjustment in the event of a variation in the UVC index of Ecuador.

     Fines. The Superintendency may fine the Company for its failure to comply with the following quality standards: (i) the reutilization of frequencies with a coverage design based on rate relations or interference greater than or equal to 17%, (ii) a rate of service of the access channel less than or equal to 1% when linking conditions with other nets permit; (iii) a rate of service of the voice channel less than or equal to 2%; (iv) a rate of service from the trunk lines to the public telephone net less than or equal to 1%; and (v) the blocking of transferred calls (hands off) less than or equal to 2%.

     Termination. The Cellular Concession may be terminated for any of the following reasons: (i) upon the expiration of the initial term; (ii) by mutual consent of the parties; or (iii) upon the occurrence of one or more of the following events: (1) negligence or grave fault of the Company in the fulfillment of its contractual obligations; (2) dissolution or liquidation of the Company; (3) assignment of assets by the Company for the benefit of its creditors; (4) unjustifiable suspension of cellular services by the Company for a period of more than 30 days; (5) the Company's repeated failure to comply with the specified minimum quality standards; (6) the Company's failure to pay any Frequency Fees within 60 days after their due date; and (7) the Company's repeated failure to comply with the terms of the Cellular Agreement. Upon the occurrence of any of the events described in (iii) above, the Secretary is required to notify the Company in writing of its intention to terminate the Company's Cellular Concession 30 days prior to the effective date thereof. In the event the Company fails to cure such breach or other event giving rise to the right of termination during such 30-day period, the Secretary will be entitled to initiate a legal proceeding to terminate the Cellular Agreement.

     Reversion of Assets. In the event the Cellular Agreement is terminated, all of the Company's assets used in connection with its cellular operations (the "Cellular Assets") will be sold to the Government of Ecuador. The Secretary will be required to purchase all of the Cellular Assets at a purchase price equal to the discounted value, without amortization, of the Cellular Assets determined according to the Company's books and calculated by an independent expert chosen by mutual consent of the parties. In the event of such purchase, the total purchase price shall be payable to the Company by the government of Ecuador within one year of the date of termination of the Cellular Agreement.

     Modification of Cellular Concession. The Cellular Agreement provides that the regulatory authorities will not discriminate among the operators of cellular license systems. In the event the regulatory authorities or other governmental body modify the terms of any cellular operator's concession agreement, all other cellular operators are entitled to request a similar modification within thirty
(30) days of such modification that affords them substantially similar rights and benefits.

     Arbitration. The Cellular Agreement provides that any controversy of a technical nature which cannot be resolved amicably between the parties will be submitted to binding arbitration in Ecuador. All other disputes will be resolved in a judicial proceeding in a court or other tribunal located in Quito, Ecuador. The party seeking arbitration shall send written notice to the other party designating one arbitrator. The other party shall designate a second arbitrator; and the two arbitrators shall mutually agree on a third arbitrator, who must be a member of an international telecommunications entity and shall preside over the deliberations. A decision shall be reached by simple majority of the arbitrators, which decision shall not be subject to appeal in respect of the interpretation and resolution of any technical matter submitted to arbitration. Each party shall be responsible for paying the costs, fees and expenses associated with its designated arbitrator and shall share equally the costs, fees and expenses of the third arbitrator.

TERMS OF DATA TRANSMISSION CONCESSION

     The Company was awarded its data transmission service concession (the "Data Transmission Concession") in December 1994. The Data Transmission Concession authorizes the Company to install, operate and maintain a satellite system that provides various national and international telecommunications service to the entire country of Ecuador. The consideration paid by the Company for the Data Transmission Concession consisted of (i) a one-time concession fee of $150,000, plus (ii) a monthly royalty fee equal to 12% of gross monthly receipts collected by the Company from its subscribers in connection with its data transmission services. The Company is also responsible for the payment of any applicable fees assessed for the use of radioelectrical frequencies in connection with its data transmission operations. The terms of the Company's Data Transmission Concession are set forth in an International Gateway License Agreement entered into between the Company and the Superintendency (the "Data Transmission Agreement"). The Company was awarded the Data Transmission Concession in a competitive bidding process on the basis of several factors including price offered by the Company, technical capabilities and operational capacity, experience of its affiliates, and its financial and planning capabilities. The term of the Company's Data Transmission Concession is 15 years, expiring in December 2009, and may be renewed by the Secretary, in its sole discretion, for additional periods provided the Company furnishes notice of its intent to renew at least one year prior to the expiration of the original term thereof.

     The Company's authorization to install and operate a satellite system pursuant to the Data Transmission Agreement permits the Company to establish earth stations for the transmission and/or reception of signals from satellites. The Data Transmission Concession does not include other authorizations the Company will be required to obtain in connection with its actual use of satellites or applicable signals or programs. The Company is solely responsible for acquiring and maintaining all other authorizations necessary to operate its satellite system, which include, among others, authorizations from the Superintendency for the use of radioelectrical frequencies, the establishment of tangible access networks, the interconnection of the satellite system with other telecommunications networks, the expansion of the satellite system and the installation and operation of the VSAT stations.

     In accordance with the terms of the Data Transmission Agreement, the Company installed an international satellite teleport (Class 3 Earth Station) located at Guayaquil, Ecuador.

     Non-exclusivity; Competition. The Data Transmission Concession is non-exclusive and the Secretary is permitted to grant other similar international gateway licenses to other third party operators for the operation of satellite networks that may ultimately engage in direct competition with the Company. In addition, several third parties, particularly larger corporations that have a need for personal networks and advanced telecommunications services, currently hold international gateway licenses for internal uses.

     Bank Guaranty. The terms of the Data Transmission Agreement have required that the Company obtain a bank guaranty (the "Bank Guaranty") in order to guarantee the performance of the Company's obligations arising thereunder. The Company is required to maintain the effectiveness of the Bank Guaranty during the term of the Data Transmission Agreement.

     Network Expansion. The Company is required to obtain additional authorizations from the Secretary prior to installing additional VSAT satellite stations in Ecuador. The Company is also required to obtain prior approval from the Secretary of the technical features and characteristics of any satellite station equipment it proposes to install from time to time. In addition, as each station becomes operational, the Company is required to take any corrective measures necessary to avoid any interference with existing satellite stations or other telecommunications networks already in place.

     Restrictions on Ownership. The Data Transmission Agreement prohibits the Company from exercising a monopoly over the exploitation of satellite systems in Ecuador and contains specific limitations with respect to the Company's control of any other venture or entity that has also received a concession to operate a satellite system within the country. For purposes of these restrictions, control is deemed to exist where one of the stockholders of the Company also holds, whether directly or indirectly, more than 10% of another concessionaire. In the event the Secretary determines that a prohibited ownership structure exists, the applicable parties will be afforded a reasonable period of time to resolve the problem. Upon the expiration of the applicable period, the Secretary will be entitled to unilaterally terminate the Data Transmission Agreement and the Data Transmission Concession granted to the Company thereunder.

     Equipment. The Company is entirely responsible for acquiring all equipment, goods and services required to operate the satellite systems, and has total responsibility in all regards with respect to the purchase, importation, nationalization and transportation thereof. The Company is required to furnish to the Secretary the specifications of all telecommunications equipment prior to installation or operation thereof.

     Social Sector Participation. The Company is required under the terms of the Data Transmission Agreement to install and operate certain satellite system terminals at its cost for marginal sectors or for social purposes as indicated by the Superintendency. The required number of terminals to be installed and operated by the Company for marginal sectors and social purposes may not exceed 5% of the total number of satellite system terminals installed and operated by the Company throughout the country.

     Periodic Reporting. During the period of operation of the satellite system, the Company is required to provide the Superintendency various periodic reports including (i) a report every six months as to the number of subscribers connected to the satellite system, broken down by locality and type of subscription, (ii) a report every six months relating to the quality of the satellite services provided by the Company, (iii) a report every six months of the cross-traffic for each teleport, a profile of the medium daily traffic for each teleport and a description of the capacity of the circuits and the service and the types of circuits used (digital or analog); (iv) a report every six months of major errors, even if such errors have not affected the service, and a description of remedies undertaken; (v) a monthly report of gross receipts provided by the monthly fees paid by users for the use of the data transmission services furnished by the Company; (vi) a monthly report of complaints received from users, including the amount of time given to such complaints; (vii) a report every six months containing a diagram of the configuration of the system and indicating the geographic location of the stations, including monthly modifications thereto; and (viii) any other information that may be solicited by the Superintendency in accordance with applicable regulations.

     Regulation of Rates and Fees. The rates and fees the Company may charge its subscribers are subject to regulation by CONATEL. Any modifications to the rates and/or fees charged by the Company to subscribers must be approved by the Superintendency prior to effectiveness.

     Fines. The Superintendency may fine the Company for its failure to comply with certain terms of the Data Transmission Agreement. Breaches that may subject the Company to fines include non-performance or delay in the performance of the timetable established for the installation and commencement of operations of the satellite system and the Company's failure to pay applicable fees when due.

     Termination. The Superintendency may unilaterally terminate the Data Transmission Concession in the event that the Company unjustifiably suspends data transmission services for more than 30 days. The Data Transmission Agreement may also be terminated unilaterally by the Superintendency upon the occurrence of certain events, including if the Company: (i) is negligent or is at "grave fault" (as defined in the Civil Code of Ecuador) in its fulfillment of its contractual obligations; (ii) is declared insolvent, bankrupt, dissolved or commences a bankruptcy or liquidation proceeding or assigns its assets for the benefit of its creditors; (iii) is dissolved or liquidated; (iv) repeatedly fails to cure a breach under the Data Transmission Agreement; (v) fails to pay the licensing or other applicable fees within 90 days after the due date thereof; or (vi) assigns its rights under the Data Transmission Agreement to a third party. The terms of the Data Transmission Agreement generally do not condition a default by the Company on materiality; therefore, the Secretary may unilaterally terminate the Data Transmission Agreement upon the occurrence of any breach by the Company, however insignificant. Upon the occurrence of any event that entitles the Secretary to unilaterally terminate the Data Transmission Agreement, the Secretary is required to notify the Company in writing of its intention to terminate the Company's Data Transmission Concession 30 days prior to the effective date thereof. In the event the Company fails to cure such breach or other event giving rise to the right of termination during such 30-day period, the Secretary shall be entitled to initiate a legal proceeding to terminate the Data Transmission Agreement. Upon a termination of the Satellite Agreement upon a default by the Company in the performance of its obligations thereunder, the Secretary will also be entitled to payment of the Bank Guaranty and to pursue all other remedies at law for any additional damages suffered.

     Reversion of Assets. In the event the Company abandons the Data Transmission Agreement or the Secretary unilaterally terminates the Data Transmission Agreement because the Company unjustifiably suspends satellite services for more than 30 days; the Company is declared insolvent, bankrupt, dissolved or commences a bankruptcy or liquidation proceeding or assigns its assets for the benefit of its creditors; the Company is dissolved or liquidated; or the Company fails to pay the licensing or other applicable fees within 90 days after the due date thereof, all of the Company's assets used in connection with its data transmission operations will revert to the government of Ecuador without compensation to the Company. In the event the Data Transmission Agreement is terminated for any other reason including non-renewal, mutual consent of the parties, unilateral decision of the Secretary to terminate the Data Transmission Agreement (other than for the reasons described above) or the dissolution of the Company as a legal entity, the Government will be required to purchase all of the Company's assets used in connection with its data transmission operations at a purchase price equal to their aggregate discounted value, without amortization, determined according to the Company's books and calculated by an independent expert chosen by mutual consent of the parties. The total purchase price for such assets is payable to the Company by the Government of Ecuador within one year of the termination of the Data Transmission Agreement.

     Arbitration. The Data Transmission Agreement provides that any controversy of a technical nature which cannot be resolved amicably between the parties will be submitted to binding arbitration in Ecuador. The party seeking arbitration shall send written notice to the other party designating one arbitrator. The other party shall designate a second arbitrator; and the two arbitrators shall mutually agree on a third arbitrator, who must be a member of an international telecommunications entity and shall preside over the deliberations. A decision shall be reached by simple majority of the arbitrators, which decision shall not be subject to appeal in respect of the interpretation and resolution of any technical matter submitted to arbitration. Each party shall be responsible for paying the costs, fees and expenses associated with its designated arbitrator and shall share equally the costs, fees and expenses of the third arbitrator.

TERMS OF INTERNET CONCESSION

     The Company was awarded its Internet Concession in August 1997. The Internet Concession authorizes the Company to furnish various Internet related services, including basic Internet access to the World Wide Web, private networks, remote services and network browsers, electronic mail, database access and electronic data interchange (EDI) services. The consideration paid by the Company for the Internet Concession consisted of (i) a one-time concession fee of approximately $675 and (ii) an annual fee payable throughout the term of the Internet Concession of (x) the number of internet service subscribers of the Company as of December 31 of each year multiplied by (y) the product of 0.01 and a variable index that is linked to the consumer price index of Ecuador (Unidades de Valor Constante, or "UVC"). As of December 31, 1997, the UVC was approximately $6.75.

     The terms of the Company's Internet Concession are set forth in Resolution No. 256-11 issued by CONATEL on August 26, 1997. The Company submitted an application for the Internet Concession in November 1996 and was awarded the concession on the basis of several factors, including the Company's technical capabilities and operational capacity. The term of the Company's Internet Concession is ten years, expiring on August 26, 2007, and may be renewed by the Company or the Secretary for subsequent ten-year periods by delivering prior written notice of its election to renew.

     The Company will utilize its international satellite teleport (Class 3 Earth Station) located in Guayaquil, Ecuador and its national microwave network in providing Internet services to its subscribers. In addition, the Company is authorized to utilize its existing cellular network and the Ecuadorian Wireline System and dedicated circuits if necessary in order to expand the areas in which it may provide Internet services.

     The Internet Concession is non-exclusive and identical concessions were granted to nine other entities, including Emetel, Impsatel del Ecuador, S.A., Prodata, S.A. and Cyberweb, S.A., that may compete with the Company. In addition, the Secretary is authorized to issue additional concessions with terms identical to the Internet Concession to third parties that may compete with the Company. See "Business -- Competition."

                                   MANAGEMENT

BOARD OF DIRECTORS

     The Company's Board of Directors is composed of five members, each with one vote. The members of the Board of Directors are elected for two-year terms and may be removed by the principal stockholders at a general assembly. Any member may be reelected indefinitely. Action by the Board of Directors of the Company requires the approval of a majority of the directors in office.

     At the current time, the number of directors each holder of Class A Common Stock is entitled to appoint is determined by each stockholder's relative percentage ownership of the Company's capital stock divided by 20, the percentage of total ownership of the Company's capital stock needed to elect one director (which is equal to 100 divided by 5). Utilizing this formula, Conecel Holdings has a quotient equal to 4.2500 (i.e., 85% divided by 20%) and Cempresa has a quotient equal to 0.7500 (i.e., 15% divided by 20%) (individually, each a "Director Quotient" and collectively, the "Director Quotients"). Given the ownership structure of the Company, each Director Quotient is comprised of a fraction or a whole number and a fractional remainder up to four decimal places. Each whole number comprising each Director Quotient entitles the respective stockholder to elect that number of directors. Using this formula, Conecel Holdings is entitled to appoint four directors and Cempresa is entitled to appoint one director. Following the completion of the Offering, Conecel Holdings will beneficially own 100% of the outstanding shares of Class A Common Stock and be entitled to appoint all of the Company's directors.

     The Company's Board of Directors currently expects to form an audit committee comprised of a majority of independent members following the consummation of the Offering. The members of the Company's Board of Directors, as of February 28, 1998, are as follows:

NAME                                                          AGE   DIRECTOR SINCE
----                                                          ---   --------------
Carlos Mosquera P. (Chairman)...............................  58         1995
Jaime Aguilera Blanco.......................................  58         1995
Pedro Zambrano Lapentti.....................................  28         1995
Rafael Ferreti Parra........................................  38         1995
Luis Nasr...................................................  48         1997

     The following is certain biographical information regarding the directors of the Company:

          Carlos Mosquera P., the Company's Chairman of the Board and President, has been a director of the Company since 1995. Previously, he was the General Manager of Banco del Pichincha and Banco Amazonas, S.A., as well as a member of the Board of Directors of Banco Amazonas, S.A.

          Jaime Aguilera Blanco, has been a director of the Company since 1995. From 1994 to 1995, he served as Executive President of National Enterprise of Telecommunications of Colombia (TELECOM), as Executive Director of the Association of Telecommunications Enterprises (ASETA) and as Chairman of the Board and Chief Executive Officer of BIARCA, LTD. from 1991 to 1994. Mr. Aguilera holds Doctorate degrees in Law and Business from the National University of Colombia, a Doctorate degree in Law and Economics from Paris University, and an L.L.M. from Yale University in the United States.

          Pedro Zambrano Lapentti has been a director of the Company since 1995. Previously, he has been the President and Director of Diano Ediasa S.A., one of the major newspapers in the city of Portoviejo, Ecuador. Mr. Zambrano holds a Bachelor's degree in Business Administration from Universidad San Francisco de Quito in Ecuador.

          Rafael Ferreti Parra has been a director of the Company since 1995. He is currently the Executive President of Rogliz S.A., a company involved in the shrimp industry. From 1990 to 1996, he served as a director of Factor Amazonas. Mr. Ferreti holds a Master's degree in Business and Construction from Catholic University in Guayaquil, Ecuador, and a Bachelor's degree in Industrial Engineering from the University of Tennessee at Knoxville. Mr. Ferreti Parra is a member of the Parra Family which controls the Company.

          Luis Nasr has been a director of the Company since 1997. Mr. Nasr is a prominent businessman in Ecuador currently serving as Executive Vice President of Mercantil Garzoal in Ecuador, a major advertising firm. From 1984 to July 1992, Mr. Nasr served as Account Director in charge of Colgate Palmolive and Pepsi Cola accounts for Poole Cane and Belding/Leboney Advertising in New York, New York. Mr. Nasr holds a Masters degree in Business and Political Communications from Fairchild University in Connecticut and a Bachelor's degree in Business Administration from the Ecola Superior de Administracao de Negocios, The Loyola Foundation, Sao Paolo, Brazil.

EXECUTIVE OFFICERS

     The executive officers of the Company are appointed by the Board of Directors to serve one-year terms. Any executive officer may be reelected indefinitely and may be removed by the Board at any time. The executive officers of the Company, as of February 28, 1998, are as follows:

NAME                             AGE                     POSITION                    HELD SINCE
----                             ---                     --------                    ----------
Carlos Mosquera P..............  58    Chairman of the Board and President              1996
J. Fernando Colunga............  47    Chief Executive Officer                          1997
Paul Siska Goytre..............  39    Vice President -- Strategic Planning and         1996
                                        Corporate Development
Guido Paez Puga................  36    Vice President -- Finance                        1996
Santiago Cordovez..............  39    Vice President -- Marketing and Sales            1997
Renato Paccagnella Estrada.....  35    Vice President -- Network Operations             1997
Luis Hinostroza................  32    Vice President -- Systems                        1994
Jose Luis Magallanes...........  40    Vice President -- Customer Service               1997
Fabian Berru...................  31    Vice President -- Public Telephone               1996
Jorge Lanas....................  36    Vice President -- Data Transmission and          1997
                                        Value-Added Services
Martin Sanchez.................  34    Vice President -- Human Resources                1996
Gonzalo Valarezo...............  30    Vice President -- Legal                          1995

     The following is certain biographical information regarding the executive officers of the Company (information for Carlos Mosquera P. is included under "Board of Directors" above):

          J. Fernando Colunga, the Company's Chief Executive Officer since 1997, is responsible for the Company's day-to-day operations. From 1995 to 1997, he served as the Company's Chief Operating Officer. From 1991 to 1995, he held various senior management positions at Grupo Iusacell, including Marketing and Sales Director. Mr. Colunga holds a Master's degree in Business Administration from the IPADE, Mexico, a post-graduate degree in Philosophy, Pedagogy and Communications and a degree in Public Accounting from the Instituto Politecnico Nacional in Mexico.

          Paul Siska Goytre, the Company's Vice President -- Strategic Planning and Corporate Development since 1996, is responsible for streamlining operations and developing business opportunities for the Company. He has been involved in numerous international telecommunications operations since 1989, including the procurement of telecommunications concessions in various Latin American countries, including Chile, Bolivia, Peru, Venezuela, Panama, El Salvador and Honduras. Mr. Siska also performs services for Conecel Holdings from time to time. Prior to joining the Company, Mr. Siska most recently served as the International Sales Manager of GST Telecommunications Inc., an international long-distance and local wireless telephone provider in Florida, from June 1993 to December 1995. Mr. Siska holds a Master's degree in International Business Administration from Nova Southeastern University, a graduate certificate in Latin American and Caribbean Studies and a Bachelor of Science degree in Economics.

          Guido Paez Puga, the Company's Vice President -- Finance since 1996, is responsible for the Company's financial and administrative divisions. Previously, he was a consultant to the World Bank, having provided technical assistance on financial and administrative matters in Cambodia, Armenia and Haiti. He was also involved in the design of a $120 million investment fund in Ecuador financed by the World Bank, the Inter American Development Bank, USAID and the Andean Development Corporation.

     Mr. Paez holds a Bachelor's degree in Business Administration with a specialization in Economics from Winthrop University in South Carolina.

          Santiago Cordovez, the Company's Vice President -- Marketing and Sales since 1997, is responsible for all marketing and sales with respect to Company's operations nationwide. Mr. Cordovez joined the Company in 1996 as its Vice President -- Operations -- Sierra Region. Between 1994 and 1996, Mr. Cordovez served as Sales Manager for Otecel, S.A., the Company's primary competitor. Previously, he served as Marketing Manager of Quaker Oats, Perugina, Gatorade, the largest industrial group in Ecuador, and served as Advertising and Promotional Manager of a Coca-Cola bottler in Guayaquil, Ecuador. Mr. Cordovez has also served as an Account Executive for McCann Erickson, one of the largest advertising companies in the world, in charge of international accounts such as Coca-Cola, Beatrice Foods, Nabisco and Eastern.

          Renato Paccagnella Estrada, the Company's Vice President -- Network Operations since 1997, is responsible for all network planning, construction and as well as the network's quality maintenance with respect to the Company's operations nationwide. Mr. Paccagnella joined the Company in 1995 as its Vice President -- Operations -- Coastal Region. Previously, between 1992 and 1995, he was a regional manager for TELCEL CELULAR, a leading Venezuelan cellular company operated by BellSouth International.

          Luis Hinostroza, the Company's Vice President -- Systems since 1994, is responsible for the Company's information system, including the Company's cellular and pager operations and its public and international telephony. Previously, Mr. Hinostroza served as an international telecommunication systems consultant to companies based in the United States and Puerto Rico, as well as throughout Ecuador. Mr. Hinostroza holds a Systems Engineering degree from the National Polytechnic School, and received extensive training in Venezuela and the United States in Oracle database architecture, CASE tool designs and software development.

          Jose Luis Magallanes, the Company's Vice President -- Customer Service since November 1997, is responsible for coordinating the Company's relations with its customers. Mr. Magallanes previously served as a business manager of the northern division of United Parcel Service in Mexico from February 1993 to October 1997. Mr. Magallanes holds a Bachelor's degree in Business Administration from the Universidad Regiomontana in Mexico and a Master's degree in Business Administration from Eastern College in Pennsylvania.

          Fabian Berru, the Company's Vice President -- Public Telephony since 1996, is responsible for managing the Company's public telephone business. From 1990 to 1996, he worked as a business management executive with Carvajal S.A., a Colombian multinational private group with a strong presence in Ecuador, where he managed its office furniture business and the Carvajal Foundation in Ecuador. Mr. Berru holds a Bachelor's degree in Business Administration from Pontificia Universidad Catolica in Ecuador.

          Jorge Lanas, the Company's Vice President -- Data Transmission and Value-Added Services since 1997, is responsible for managing the Company's Data Transmission and Value-Added Services businesses. Mr. Lanas collaborated in the design and implementation of Internet Service Providers in Ecuador, Morocco and Saudi Arabia. Mr. Lanas holds a Master's degree in Engineering and Engineering Management and a Bachelor's degree in Electrical Engineering from Catholic University in Washington, D.C.

          Martin Sanchez, the Company's Vice President -- Human Resources since 1996, is responsible for the selection, hiring and training of all employees nationwide. Mr. Sanchez has worked previously at Autobuses de Oriente ADO, Videovisa Group (Mexico), Aeromexico, Iusacell and Promotora Celular. He holds a Bachelor's degree in Psychology and a post-graduate degree in Philosophy and Pedagogy from the Pan-American University in Mexico.

          Gonzalo Valarezo, the Company's Vice President -- Legal since 1995, handles the Company's public relations with Ecuador's governing telecommunications institutions and oversees the Company's legal and contractual matters. From 1993 to 1995, he worked as the Company's General Secretary, where he was responsible for overseeing the Company's compliance with the cellular licenses issued by the Superintendency and all of the Company's other administrative and legal matters. Dr. Valarezo received his law degree from the Ecuadorian Catholic University in Quito.

COMPENSATION OF DIRECTORS

     Currently, the directors of the Company do not receive any compensation for serving on the Board of Directors, other than reimbursement of all reasonable expenses for attendance at Board meetings.

COMPENSATION OF EXECUTIVE OFFICERS

     For the year ended December 31, 1997, the aggregate amount of compensation paid by the Company to all directors and executive officers as a group was approximately $1.7 million (at the sucre/U.S. dollar exchange rate in effect on December 31, 1997). The Company believes that its directors and executive officers are compensated at a level commensurate with industry standards within the telecommunications sector in Ecuador.

     The Company entered into substantially similar employment agreements with each of its executive officers. Each agreement establishes an annual base salary and a package of benefits, including a cash bonus based on meeting and exceeding targeted performance objectives of the Company as well as the employee's specific responsibility areas, and in some cases, the use of an automobile at the Company's expense. Each employment agreement expires annually, subject to renewal. The employment agreements also contain certain non-competition and confidentiality provisions. It is expected that, prior to the consummation of the Offering (but contingent on such consummation), certain of the Company's executive officers will enter into amended employment agreements with the Company to reflect, among other changes, awards of stock options to purchase shares of Class B Common Stock under the Company's Stock Option Plan, as described below.

STOCK OPTION PLAN

     At a meeting held in March 1998, the Company's directors approved the general terms of a 1998 Stock Option Plan (the "Stock Option Plan") for executive officers, key employees and independent contractors of the Company pursuant to which they may, through the grant of options to purchase Class B Common Stock of the Company, participate in the increase in value of the Company's shares. The Stock Option Plan will be administered by the Board of Directors, or a committee designated by the Board, which has authority to determine, in its sole discretion, to whom incentive awards may be granted and the valuation of each award. An aggregate of 750,000 shares of Class B Common Stock have been reserved for issuance under the Stock Option Plan.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth (a) as of February 28, 1998, after giving effect to the exercise of Warrants to purchase 1,130,800 shares of Class B Common Stock for sale in the Offering and (b) after giving effect to (i) the MasTec Transaction and (ii) the sale of 5,500,000 ADSs in the Offering, certain information regarding the beneficial ownership of the Company. Unless otherwise noted, none of the directors or officers of the Company beneficially owns any shares of Common Stock.



                                                      SHARES OF COMMON                          SHARES OF COMMON
                                                     STOCK BENEFICIALLY                        STOCK BENEFICIALLY
                                                  OWNED PRIOR TO OFFERING     NUMBER OF       OWNED AFTER OFFERING
                                       CLASS OF   ------------------------    SHARES TO    --------------------------
NAME AND ADDRESS                        COMMON     NUMBER OF                   BE SOLD     NUMBER OF
OF BENEFICIAL OWNER                     STOCK       SHARES        PERCENT    IN OFFERING     SHARES           PERCENT
-------------------                    --------   -----------     --------   -----------   ----------         -------
Conecel Holdings Limited(1)(2).......      A      60,394,162        80.5%             --   60,394,162          66.1%
  P.O. Box 146
  Road Town, Tortola                       B       2,225,038(3)(4)   2.9%                   2,225,038(3)(4)     2.3%
  British Virgin Islands
Centro Empresarial, Cempresa
  C.A.(1)(2).........................      A      11,250,000        15.0%             --           --            --
  Cordova 1005 and 9 de Octubre
  Guayaquil, Ecuador
MasTec, Inc.(2)......................      B              --          --              --    7,500,000           7.8%
  3155 NW 77th Avenue
  Miami, Florida 33122
Putnam Equity Income Fund(5).........      B             197          --             197           --            --
Putnam High Yield Trust(5)...........      B         176,592          --         176,592           --            --
Putnam High Yield Advantage
  Fund(5)............................      B         151,773          --         151,773           --            --
Putnam High Income
  Convertible and Bond Fund(5).......      B           2,068          --           2,068           --            --
Putnam Variable Trust --
  PVT High Yield Fund(5).............      B          36,245          --          36,245           --            --
Putnam Variable Trust --
  PVT Global Asset Allocation
  Fund(5)............................      B             886          --             886           --            --
Putnam Master Income Trust(5)........      B           7,386          --           7,386           --            --
Putnam Premiere Income Trust(5)......      B          18,810          --          18,810           --            --
Putnam Master Intermediate
  Income Trust(5)....................      B           5,022          --           5,022           --            --
Putnam Diversified Income Trust(5)...      B          75,148          --          75,148           --            --
Putnam Convertible Opportunities
  and Income Trust(5)................      B           1,970          --           1,970           --            --
Putnam Asset Allocation Funds --
  Growth Portfolio(5)................      B           1,083          --           1,083           --            --
Putnam Asset Allocation Funds --
  Balanced Portfolio(5)..............      B           2,855          --           2,855           --            --
Putnam Asset Allocation Funds --
  Conservative Portfolio(5)..........      B             985          --             985           --            --
Putnam Funds Trust --
  Putnam High Yield Total
  Return Fund(5).....................      B             689          --             689           --            --
Putnam Managed High Yield Trust(5)...      B           4,234          --           4,234           --            --
Putnam Diversified Income
  Trust II(5)........................      B           2,364          --           2,364           --            --
Putnam Variable Trust --
  PVT Diversified Income Fund(5).....      B           8,864          --           8,864           --            --

                                                      SHARES OF COMMON                        SHARES OF COMMON
                                                     STOCK BENEFICIALLY                      STOCK BENEFICIALLY
                                                  OWNED PRIOR TO OFFERING     NUMBER OF     OWNED AFTER OFFERING
                                       CLASS OF   ------------------------    SHARES TO    ----------------------
NAME AND ADDRESS                        COMMON     NUMBER OF                   BE SOLD     NUMBER OF
OF BENEFICIAL OWNER                     STOCK       SHARES        PERCENT    IN OFFERING     SHARES       PERCENT
-------------------                    --------   -----------     --------   -----------   ----------     -------
Travelers Series Fund Inc. --
  Putnam Diversified Income
  Portfolio(5).......................      B           1,772          --           1,772           --        --
Dana Farber Cancer Institute.........      B             788          --             788           --        --
  c/o The Putnam Advisory Company,
  Inc.
  One Post Office Square
  Boston, MA 02109
Employees' Retirement Plan of
  Agway, Inc.(5).....................      B           1,674          --           1,674           --        --
Abbott Laboratories Annuity
  Retirement Plan(5).................      B           2,462          --           2,462           --        --
Capital Asset Trust(5)...............      B             788          --             788           --        --
Mobil Oil Corporation
  Retirement Plans(5)................      B           2,560          --           2,560           --        --
Ameritech Corporation
  Pension Plan(5)....................      B           5,318          --           5,318           --        --
Southern Farm Bureau
  Life Insurance Company(5)..........      B           3,940          --           3,940           --        --
Putnam High Yield Managed Trust......      B          13,688          --          13,688           --        --
  c/o Putnam Fiduciary Trust Company
  One Post Office Square
  Boston, MA 02109
Putnam High Yield Fixed
  Income Fund, LLC(5)................      B           1,674          --           1,674           --        --
SBC Luxembourg.......................      B          40,500          --          40,500           --        --
  P.O. Box 2
  L-2010 Luxembourg
Morgan Stanley Emerging
  Markets Debt Opportunity
  Fund Ltd.
  c/o Maples and Calder..............      B          67,500          --          67,500           --        --
  P.O. Box 309
  Ugland House, South Church St.
  Grand Cayman, Cayman Islands
Dreyfus Income Funds
  Dreyfus High Yield Securities
  Fund...............................      B          39,393          --          39,393           --        --
  200 Park Avenue
  New York, NY 10166
Van Eck Emerging Markets.............      B             675          --             675           --        --
  c/o Ernst and Co.
  1 Battery Park Plaza
  New York, NY 10004
Amazonas International...............      B          13,500          --          13,500           --        --
  Bk Ltd. Ecuador
  1 Battery Park Plaza
  New York, NY 10004
Guayaquil Bank and Trust.............      B           4,050          --           4,050           --        --
  1 Battery Park Plaza
  New York, NY 10004

                                                      SHARES OF COMMON                        SHARES OF COMMON
                                                     STOCK BENEFICIALLY                      STOCK BENEFICIALLY
                                                  OWNED PRIOR TO OFFERING     NUMBER OF     OWNED AFTER OFFERING
                                       CLASS OF   ------------------------    SHARES TO    ----------------------
NAME AND ADDRESS                        COMMON     NUMBER OF                   BE SOLD     NUMBER OF
OF BENEFICIAL OWNER                     STOCK       SHARES        PERCENT    IN OFFERING     SHARES       PERCENT
-------------------                    --------   -----------     --------   -----------   ----------     -------
The Income Fund of America,
  Inc.(6)............................      B          58,108          --          58,108           --        --
The Bond Fund of America, Inc.(6)....      B         116,216          --         116,216           --        --
American High Income Trust(6)........      B         108,338          --         108,338           --        --
American Variable Insurance --
  High Yield Bond Fund(6)............      B          19,698          --          19,698           --        --
American Variable Insurance --
  Asset Allocation(6)................      B          59,092          --          59,092           --        --
American Variable Insurance --
  Bond Fund(6).......................      B          11,818          --          11,818           --        --
Capital Guardian Emerging
  Markets Fixed Income Fund(6).......      B          40,380          --          40,380           --        --
The Board of Pensions of the
  Presbyterian Church (USA)
  Global Balanced (6)................      B           3,940          --           3,940           --        --
Capital Guardian Emerging Markets
  Fixed Income Fund for Tax Exempt
  Trusts (6).........................      B             985          --             985           --        --
Nestle Latin America.................      B           4,924          --           4,924           --        --
  c/o Capital International, Inc.
  11100 Santa Monica Boulevard
  Los Angeles, CA 90025
Capital International Latin
  America Fund.......................      B           9,848          --           9,848           --        --
  c/o Capital International, Inc.
  11100 Santa Monica Boulevard
  Los Angeles, CA 90025


---------------

(1) Both Conecel Holdings and Cempresa are controlled by the Parra Family through its 100% and 60% equity interests, respectively, in such companies. The Parra Family is comprised of Simon Parra-Gil, the former Chief Executive Officer of the Company, and certain of his family members including his children. Mr. Parra-Gil currently serves as the Chairman and Chief Executive Officer of Banco Amazonas, S.A., one of Ecuador's leading financial institutions. The Parra Family also holds interests in Ecuador's construction, real estate and agricultural industries. Rafael Ferreti Parra, a director of the Company, is the nephew of Mr. Parra-Gil and is a member of the Parra Family. See "Certain Relationships and Related Transactions."
(2) In September 1997, an entity wholly owned by the Parra Family preliminarily agreed to purchase from MasTec the 40% interest in Cempresa which the Parra Family does not control, in exchange for $20.0 million in cash and 7,500,000 shares of the Company's Class B Common Stock owned by Cempresa (which it will convert from an equal number of shares of Class A Common Stock). Pursuant to a definitive stock purchase agreement in December 1997, the cash portion of the MasTec Transaction was paid, with the share transfer to occur concurrently with the consummation of the Offering. Of the remaining shares of Class A Common Stock held by Cempresa, 3,000,000 shares will be transferred to Conecel Holdings and 750,000 shares (representing less than 1% of such outstanding shares after the Offering) will be converted into Class B Common Stock and transferred to an unaffiliated entity before or concurrently with the consummation of the Offering for services rendered in connection with the MasTec Transaction.
(3) Of the shares of Class B Common Stock held by Conecel Holdings, 1,406,250 shares are subject to a warrant held by UBS Securities LLC issued in consideration for corporate finance advisory services rendered to the Company, Conecel Holdings and its affiliates since May 1995. See "Underwriting."

(4) Of the shares of Class B Common Stock held by Conecel Holdings, 818,788 shares are subject to Warrants that have not been exercised.


(5) The address for each Selling Shareholder is One Post Office Square, Boston, MA 02109.


(6) The address for each Selling Shareholder is c/o Capital Research and Management Company, 333 S. Hope Street, Los Angeles, CA 90071.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    CONECEL HOLDINGS TRANSACTIONS

     Conecel Stock Acquisition. In September 1997, Conecel Holdings completed the acquisition (the "Conecel Acquisition") of an aggregate of 63,750,000 shares of common stock of the Company, representing 85% of such outstanding shares. Pursuant to a Stock Purchase Agreement, dated as of September 12, 1997, Conecel Holdings purchased, for an aggregate purchase price of $51.0 million, (i) 20,467,410 shares of common stock from Grupo Iusacell, S.A. de C.V., (ii) 11,345,116 shares of common stock from Adminstracion y Control de Industrias, S.A. de C.V. and (iii) 3,713,648 shares of common stock from Telecel, S.A., representing in each case all of their respective interests. Conecel Holdings also entered into a Stock Purchase Agreement, dated September 30, 1997, to purchase for a purchase price of $27.5 million, 28,223,826 shares of common stock from Cempresa. Cempresa retained, and currently owns, 11,250,000 shares of common stock, representing 15% of such outstanding shares.

     The Parra Family, through its 100% equity interest in Conecel Holdings and its 60% equity interest in Cempresa, currently controls the Company. The other shareholder of Cempresa is MasTec. See "-- The MasTec Transaction."

     Conecel Holdings Financing. Conecel Holdings financed the Conecel Acquisition (the "Conecel Financing") by issuing, in a private transaction to qualified institutional buyers, $121.0 million aggregate principal amount of Conecel Holdings Notes and transferable warrants to purchase an aggregate of 1,633,500 shares of Class B Common Stock from Conecel Holdings (the "Warrants"). As collateral for its obligations under the indenture governing the Conecel Holdings Notes, Conecel Holdings pledged substantially all of its shares of Class A Common Stock of the Company to Bankers Trust Company ("Bankers Trust"), on behalf of the holders of the Conecel Holdings Notes. In addition, Cempresa, upon the occurrence of certain events, may be required to furnish to Bankers Trust additional shares of Class A Common Stock as collateral for the Conecel Holdings Notes. If all the Conecel Holdings Notes are redeemed, shortly following the consummation of the Offering, Conecel Holdings' pledge of its Class A Common Stock will be released by Bankers Trust Company, the trustee of the Conecel Holdings Notes. In the event the Conecel Holdings Notes are redeemed in part with the proceeds of the Offering, a portion of Conecel Holdings' pledge of its Class A Common Stock will be released in accordance with the terms of the Conecel Holdings Indenture.


     Each of the holders of $1,000 principal amount of the Conecel Holdings Notes received Warrants from Conecel Holdings exercisable into 13.5 shares of Class B Common Stock of the Company held by Conecel Holdings at an exercise price of $0.01 per share, or $16,335 in the aggregate. The Warrants were issued pursuant to a Warrant Agreement, dated as of September 30, 1997, among Conecel Holdings, the Company and Bankers Trust, as warrant agent. The Warrant Agreement provides for demand and "piggyback" registration rights to the holders of the Warrants. The Company has agreed to include the shares of Class B Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") (other than any Warrant Shares issued to UBS Securities LLC in consideration for corporate finance advisory services) in the Offering. The Company has agreed to pay all expenses in connection with this registration except for underwriting discounts and commissions. See "Underwriting." Under the terms of the Warrant Agreement, holders of the Warrants were entitled to receive additional Warrants in a number equal to 1% of the total share equity of the Company as of September 30, 1997 on a pro rata basis as a result of the Company's failure to complete a public offering prior to March 31, 1998. Approximately 58% of holders of the Warrants waived the right to receive additional Warrants.


     Dividend and Contribution Agreement. To enable Conecel Holdings to meet its payment obligations under the Conecel Holdings Notes, the Company entered into a Dividend and Contribution Agreement pursuant to which the Company has agreed to declare and pay to its shareholders, within 90 days after the end of each fiscal year, all Free Cash Flow (defined as, for the four most recent consecutive fiscal quarters, EBITDA less consolidated interest expense, capital expenditures and corporate income taxes, each as calculated on a consolidated basis in accordance with U.S. GAAP). The obligation to pay dividends will terminate upon the repayment of all of the Conecel Holdings Notes by the Company.

THE MASTEC TRANSACTION


     In September 1997, Devono Company Limited, a Parra Family-owned entity ("Devono"), entered into a preliminary agreement, which was superseded by a definitive Stock Purchase Agreement in December 1997, with MasTec, Inc., a Miami-based telecommunications engineering and construction company ("MasTec"), to acquire the 40% equity interest in Cempresa owned by MasTec (the "MasTec Interest"). Pursuant to such definitive agreement, in consideration for the transfer of the MasTec Interest to Devono, Devono (i) caused Conecel Holdings to pay to MasTec the sum of $20.0 million (paid in December 1997) in immediately available funds and (ii) cause Cempresa to transfer to MasTec 7,500,000 shares of Class B Common Stock of the Company owned by Cempresa. Cempresa further agreed to transfer 750,000 shares of Class B Common Stock to an unaffiliated entity for services rendered in connection with the MasTec Transaction. Cempresa also agreed to transfer the remaining 3,000,000 shares of Class A Common Stock to Conecel Holdings for no additional consideration. It is anticipated that the MasTec Transaction and related transfers will be completed concurrently with the consummation of the Offering.


CORPTILOR, S.A. AGREEMENTS

     Corptilor, S.A., an Ecuadorian corporation and affiliate of the Company ("Corptilor"), has a non-exclusive license to provide paging services in Ecuador. Although Corptilor operates as a separate and distinct business, Corptilor shares certain office space and administrative and marketing expenses with the Company pursuant to written agreements. In addition, Corptilor has the non-exclusive right to use the Company's "Porta" logo and service mark in connection with the promotion and marketing of the services it offers. Management of the Company believes that the terms of its agreements with Corptilor are at least as favorable to the Company as could have been obtained from independent third parties.

LEASES WITH BANCO AMAZONAS

     The Company leases certain vehicles and computer and technical equipment from Banco Amazonas, S.A., an Ecuadorian bank that is controlled by the Parra Family. The leases to which the Company and Banco Amazonas, S.A. are a party provide for payments in the aggregate of approximately $74,000 over a 36-month period. Each of the Company's leases with Banco Amazonas, S.A. expires in August 1998, with the exception of two vehicle leases which expire in December 1998. Management of the Company believes that the terms of such leases are at least as favorable to the Company as could have been obtained from independent third parties.

PAYMENTS TO CONECEL HOLDINGS AND OTHERS

     Upon the consummation of the Offering, the Company will pay to Conecel Holdings and to certain unaffiliated service providers an aggregate of approximately $1.0 million for certain financial and other services furnished to the Company and other expenses incurred in connection with the Offering.

                            THE CONECEL INDEBTEDNESS

THE CONECEL NOTES

     The Conecel Notes were issued on May 2, 1997 pursuant to an Indenture (the "Conecel Note Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The Conecel Notes mature on May 1, 2002 and are payable at par. The Conecel Notes bear interest at the rate of 14% per annum, payable semiannually in arrears on May 2 and November 2 of each year, to the holders of record at the close of business on April 15 or October 15 (whether or not a business day), as the case may be, preceding such interest payment date, except for the final payment of principal and interest which will be made against presentation of the related Conecel Notes. The Conecel Notes constitute general, direct, unsecured and unconditional obligations of the Company, and rank pari passu with all other unsecured and unsubordinated indebtedness of the Company, except to the extent otherwise provided by mandatory provisions of Ecuadorian law.

     The Company filed with the Commission a Registration Statement on Form F-4, which became effective in November 1997, in connection with the offer by the Company to exchange the Conecel Notes (the "Exchange Offer") for the Company's Series B 14% Notes due 2002 (the "Exchange Notes"), which contain substantially identical terms as the Conecel Notes, except with respect to restrictions on transferability. As used in this Prospectus, the term "Conecel Notes" includes both the original and the Exchange Notes. Commencing October 30, 1997, the interest rate on the Conecel Notes temporarily increased by 0.5% per annum under the terms of a registration rights agreement relating to such notes as a result of the Company's delay in consummating the Exchange Offer within 180 days after the initial issuance of the Conecel Notes. The Conecel Notes accrued interest at the increased rate of 14.50% until the Exchange Offer was consummated on January 6, 1998, at which time the interest rate was reduced to and fixed at 14%.

  Redemption

     The Company is required to redeem all or a portion of the Conecel Notes upon the occurrence of certain events, including upon the closing of certain asset sales and a Change of Control of the Company. Completion of the Offering would not result in a Change of Control of the Company. In addition, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Notes outstanding at the time of the redemption offer, with the proceeds of (i) a public sale of Qualified Capital Stock (as defined in the Indenture), which includes the sale of the ADSs pursuant to the Offering, or (ii) a subscription for Qualified Capital Stock by existing shareholders or a capital call by the Company in exchange for Qualified Capital Stock, at a redemption price equal to 114% of the principal amount of the Conecel Notes redeemed, plus accrued interest to the redemption date, provided that such redemption must occur within 60 days after the closing date of such public sale or subscription for Qualified Capital Stock.

  Certain Covenants

     The Indenture contains, among others, the following covenants:

     (a) Statement as to Compliance. The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, a written statement signed by the President or Vice President and by the Chief Executive Officer, the Treasurer, an Assistant Treasurer, the Controller or an Assistant Controller of the Company, stating, as to each signatory thereto that (i) a review of the activities of the Company during such year and of performance under the Indenture has been made under his supervision, and (ii) to the best of his knowledge, based on such review the Company has fulfilled all of its obligations under the Indenture throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to him and the nature and status thereof.

     (b) Financial Statements. The Company is required to keep true and complete books of record and account, in accordance with U.S. GAAP, and to periodically furnish to the Trustee financial information, including copies, in comparative form with the preceding fiscal year, of the consolidated balance sheet of the Company and its subsidiaries as at the end of such fiscal year, and of the consolidated statements of income, cash flows and retained earnings of the Company and its subsidiaries for such fiscal year, all in reasonable detail, in accordance with U.S. GAAP, and accompanied by a report and opinion of independent public accountants of recognized standing selected by the Company, as the Trustee may desire.

     (c) Limitation on Liens. So long as any Conecel Notes remain outstanding, the Company is not permitted to at any time create, incur or assume any Lien with respect to any properties or assets of the Company or its subsidiaries (as the case may be) now owned or hereafter acquired to secure any Indebtedness, unless the Company or such subsidiary causes such Lien to secure equally and ratably the obligations of the Company under the Conecel Notes; provided, however, that Liens may be incurred in respect of (i) Permitted Vendor Equipment Financing not to exceed $30.0 million in the aggregate at any time and (ii) certain other Liens.

     (d) Limitation on Indebtedness. So long as any of the Conecel Notes remain outstanding, the Company is not permitted to create, incur or assume (or agree to create, incur or assume), issue, directly or indirectly, guarantee or in any manner become, directly or indirectly, liable for or with respect to, or suffer to exist, any Indebtedness. Notwithstanding the foregoing limitation, the Company may incur the following so long as no Event of Default shall have occurred and be continuing and the Company is in compliance with the other covenants contained herein: (i) Permitted Vendor Equipment Financing not to exceed $30.0 million in the aggregate at any time; (ii) Junior Indebtedness so long as (A) the ratio of Indebtedness to Capitalization of the Company and its subsidiaries determined on a consolidated basis in accordance with U.S. GAAP, after giving pro forma effect to the incurrence of such Junior Indebtedness and any other Indebtedness since the most recent fiscal quarter and the receipt and application of the proceeds thereof is not greater than 90% from May 1997 to May 1998, 85% from May 1998 to May 1999, and 75% from May 1999 and thereafter; (B) the Debt Service Coverage Ratio of the Company and its subsidiaries at the time the ratio is calculated is at least equal to 150% in 1998, 200% in 1999 and 250% thereafter; and (C) the ratio of Indebtedness to EBITDA of the Company and its subsidiaries determined on a consolidated basis in accordance with U.S. GAAP, after giving pro forma effect to the incurrence of such Junior Indebtedness and any other Indebtedness since the most recent fiscal quarter and the receipt and application of the proceeds thereof is not greater than 6.00 to 1.00 through May 2000, and 5.00 to 1.00 from May 2000 and thereafter; (iii) Pari Passu Indebtedness so long as (A) the ratio of Indebtedness to Capitalization of the Company and its subsidiaries determined on a consolidated basis in accordance with U.S. GAAP, after giving pro forma effect to the incurrence of any other Indebtedness (including Junior Indebtedness) since the most recent fiscal quarter and the receipt and application of the proceeds thereof is not greater than 60%; (B) the Debt Service Coverage Ratio of the Company and its subsidiaries at the time the ratio is calculated after giving pro forma effect to the incurrence of any other Indebtedness (including Junior Indebtedness) since the most recent fiscal quarter and the receipt and application of the proceeds thereof, is at least equal to 250%; and (C) the ratio of Indebtedness to EBITDA of the Company and its subsidiaries determined on a consolidated basis in accordance with U.S. GAAP, after giving pro forma effect to the incurrence of any other Indebtedness (including Junior Indebtedness) since the most recent fiscal quarter and the receipt and application of the proceeds thereof is not greater than 4.00 to 1.00; (iv) Indebtedness arising or incurred pursuant to the Indenture; (v) Indebtedness existing as of May 2, 1997; and (vi) any refinancing of any such Indebtedness permitted under the Indenture (including the Conecel Notes), provided that the amount of any Indebtedness incurred to refinance such Indebtedness does not exceed the amount of such refinanced Indebtedness and is on substantially similar terms.

     (e) Restricted Payments. So long as any of the Conecel Notes remain outstanding, the Company is not permitted to, directly or indirectly, make any Restricted Payment from Free Cash Flow or otherwise, if at the time of such Restricted Payment or after giving effect thereto, (i) an Event of Default shall have occurred and be continuing; (ii) as of the date of the shareholder distribution or stock repurchase being made the Company was not in compliance with the other covenants contained in the Indenture after taking into account the shareholder distribution or stock repurchase being made; or (iii) Stockholders' Equity of the Company is (after taking into account the shareholder distribution or stock repurchase being made) less than Stockholders' Equity at December 31, 1996; provided, that the Company and its Subsidiaries may declare or pay shareholder distributions to the extent required by law, and so long as no Event of Default has occurred and is continuing and the Company is in compliance with the other covenants contained herein and, provided, further, that

Restricted Payments may only be from Free Cash Flow. In addition, the Company is not permitted to make any loans or advances to, or investments in, any Person, except (i) loans and advances to, and investments in, the Company or any subsidiary; and (ii) investments in direct obligations of the United States of America, prime commercial paper and certificates of deposit issued by commercial banks of the United States of America.

     (f) Transactions with Affiliates. The Company is not permitted to, directly or indirectly, enter into any transaction or series of related transactions (including without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company, except in certain specified circumstances.

     (g) Limitation on Business Activities. The Company will not engage in any business other than the Cellular Business, public telephony and non-wireline telecommunication services, data transmission, beepers and related businesses.

     (h) Additional Covenants. The Indenture also contains covenants with respect to, among other things, the following matters: (i) payment of principal, premium and interest; (ii) maintenance of corporate existence; (iii) payment of taxes and other claims; (iv) maintenance of properties; and (v) maintenance of insurance; (vi) listing on the Luxembourg Stock Exchange; (vii) registration rights; (viii) status/ranking; (ix) redemption of the Conecel Notes upon the occurrence of certain events, including upon the closing of certain assets sales and a Change of Control of the Company; and (x) no mergers or consolidations by the Company.

  Events of Default

     An Event of Default is defined in the Conecel Note Indenture to include:
(a) failure by the Company to pay interest on any Conecel Note when due and payable, if such failure continues for a period of 5 days; (b) failure by the Company to pay the principal on any Conecel Note when due and payable at maturity or upon redemption, acceleration or otherwise; (c) failure by the Company to comply with any other agreement or covenant contained in the Indenture if such failure continues for a period of 30 days after the Company becomes aware of such failure or notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Conecel Notes then outstanding; (d) an event of default occurs and is continuing under any present or future indenture, loan or credit agreement or other instrument or obligation evidencing or under which the Company or a subsidiary has outstanding Indebtedness in an aggregate principal amount exceeding $5,000,000 (or its equivalent in other currencies); (e) as a result of action by or under the authority of any government or the Company, any of the issued stock of the Company or any of its subsidiaries, or the whole or any part of the revenues or assets of the Company or any of its subsidiaries, is seized, nationalized, expropriated or compulsorily acquired, or the authority of the Company or any of its subsidiaries in the conduct of its business is wholly or partially curtailed, and such action could reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole;
(f) the occurrence of certain events of bankruptcy or insolvency of the Company or a Significant Subsidiary (as defined in the Conecel Note Indenture); (g) the termination of the Cellular Concession; (h) the existence of one or more judgments against the Company or any of its Subsidiaries in excess of $5,000,000, either individually or in the aggregate, which remain undischarged 60 days after all rights to directly review such judgment, whether by appeal or writ, have been exhausted or have expired as of the quarter end preceding the end of such 60-day period; and (i) the occurrence of a Change of Control Event, as noted below. If an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Conecel Notes then outstanding may declare all the Notes to be immediately due and payable by notice to the Company (and to the Trustee if given by the Holders). Under certain circumstances, the Holders of a majority in principal amount of the Notes then outstanding may rescind such a declaration.

  Change of Control

     A Change of Control Event is defined in the Conecel Note Indenture to include an event or series of events by which (i) any third party, other than the existing control group or entities controlled by them or certain telecommunications providers, becomes the beneficial owner of more than 50% of the total voting power of the Company, (ii) another corporation merges into the Company or the Company consolidates with or merges into any other corporation, (iii) the Company conveys, transfers or leases all or substantially all its assets to a third party, other than to a subsidiary of the Company, with the effect that a third party, other than the existing control group or certain telecommunications providers, is or becomes the beneficial owner of more than 50% of the total voting power of the surviving or transferee corporation, or (iv) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company. A Change of Control Event would constitute an Event of Default and accelerate the obligation of the Company to repay the entire outstanding amounts under the Conecel Notes.

  Supplemental Indenture


     In February 1998, pursuant to the First Supplemental Indentures, the holders of the Conecel Notes waived compliance by the Company with the Limitation on Indebtedness, Restricted Payments and Limitation on Transactions with Affiliates covenants in the Conecel Note Indenture in order to enable the Company to assume and immediately thereafter redeem, using a significant portion of the proceeds of the Offering, all or a portion of the Conecel Holdings Notes at a redemption price equal to 107% of the principal amount thereof in accordance with the terms of the Conecel Indenture and the Conecel Holdings Indenture. In addition, pursuant to the Supplemental Indenture relating to the Conecel Notes, the maximum amount of vendor financing permitted to be incurred by the Company was increased from $10 million to $30 million.



     Prior to completion of the Offering, a majority of the holders of the Conecel Notes, the Conecel Holdings Notes and the Warrants will enter into additional Supplemental Indentures, one for each of the Conecel Note Indenture and the Conecel Holdings Indenture, to amend the definition of a "Complying Initial Public Offering" contained in the Conecel Holdings Indenture and to obtain waivers substantially similar to the waivers contained in the First Supplemental Indentures.


  Trading

     The Conecel Notes are listed and traded on the Luxembourg Stock Exchange.

THE CONECEL HOLDINGS NOTES


     On September 30, 1997, Conecel Holdings, the Company's approximately 85% stockholder, completed a private placement of $121,000,000 in aggregate principal amount of Conecel Holdings' 14% Series A Secured Notes (the "Conecel Holdings Notes") and warrants to acquire an aggregate of 1,633,500 shares of the Company's Class B Common Stock (the "Warrants") pursuant to an Indenture and Security Agreement, dated as of September 30, 1997, between Conecel Holdings and Bankers Trust Company ("Bankers Trust"), as trustee (the "Conecel Holdings Indenture"). The Conecel Holdings Notes mature on October 1, 2000 and are payable at par. The interest rate applicable to the Conecel Holdings Notes increased from 14% to 15% as a result of the Company's failure to consummate a public offering prior to March 31, 1998. In addition, commencing March 31, 1998, the interest rate increased an additional 0.5% per annum, or 15.5% in the aggregate, under the terms of a registration rights agreement relating to such notes as a result of the Company's delay in consummating an exchange offer in respect of the Conecel Holdings Notes pursuant to a registration statement filed with the Commission. The Conecel Holdings Notes will continue to accrue interest at the increased rate of 15.5% until such exchange offer is completed, at which time the interest rate will be reduced to 15%. Interest in respect of the Conecel Holdings Notes is payable semi-annually in arrears on September 30 and March 31 of each year, commencing March 31, 1998, to the holders of record on March 15 or September 15 (whether or not a business day), as the case may be, preceding such interest payment date, except for the final payment of principal and interest which will be made against presentation of related Conecel Holdings Notes. The rate of interest on the Conecel Holdings Notes increased by 1% per annum on March 31, 1998 because a Complying Initial Public Offering was not consummated by March 31, 1998. The Conecel Holdings Notes constitute direct unconditional senior and secured obligations of Conecel Holdings, and will rank PARI PASSU with all other existing and future secured obligations of Conecel Holdings, except to the extent otherwise provided by mandatory provisions of Ecuadorian law.

  Collateral

     As collateral for its obligations under the Conecel Holdings Indenture governing the Conecel Holdings Notes, Conecel Holdings pledged (i) certain of its shares of common stock of the Company, representing approximately 80.95% of the capital stock of the Company; and (ii) US$16,940,000 consisting of the sum of two interest payments on all the Conecel Holdings Notes initially issued under the Conecel Holdings Indenture, to Bankers Trust, on behalf of holders of the Conecel Holdings Notes. In addition, Cempresa, upon the occurrence of certain events, is required to furnish to Bankers Trust additional shares of common stock as collateral for the Conecel Holdings Notes. If all Conecel Holdings Notes are redeemed with the proceeds of the Offering, shortly following the consummation of the Offering, Conecel Holdings' pledge of common stock will be released by Bankers Trust. In the event the Conecel Holdings Notes are redeemed in part with the proceeds of the Offering, a portion of Conecel Holdings' pledge of its Class A Common Stock will be released in accordance with the terms of the Conecel Holdings Indenture.

  Redemption

     Conecel Holdings is required to redeem all of the Conecel Holdings Notes upon the occurrence of certain events, including upon the receipt by Conecel Holdings of (i) proceeds in an amount equal to 35% of the Conecel Notes outstanding from a Complying Initial Public Offering (and 90% of the net proceeds received by Conecel Holdings from any Subsequent Public Offering or private sale of stock of the Company following a Complying Initial Public Offering); and (ii) 100% of all dividends and the proceeds of all subordinated Indebtedness incurred by Conecel Holdings.

  Certain Covenants

     The Conecel Holdings Indenture contains, among others, the following covenants:

     (a) Statement as to Compliance. Conecel Holdings is required to deliver to Bankers Trust, within 90 days after the end of each fiscal year, a written statement signed by the President or Vice President and by the Chief Executive Officer, the Treasurer, an Assistant Treasurer, the Controller or an Assistant Controller of Conecel Holdings, stating, as to each signatory thereto that (i) a review of the activities of Conecel Holdings during such year and of performance under the Conecel Holdings Indenture has been made under his supervision, and
(ii) to the best of his knowledge, based on such review Conecel Holdings has fulfilled all of its obligations under the Conecel Holdings Indenture throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to him and the nature and status thereof.

     (b) Financial Statements. Conecel Holdings is required to keep true and complete books of record and account, in accordance with U.S. GAAP, and to periodically furnish to Bankers Trust financial information, including copies, in comparative form with the preceding fiscal year, of the consolidated balance sheet of Conecel Holdings and its subsidiaries as at the end of such fiscal year, and of the consolidated statements of income, cash flows and retained earnings of Conecel Holdings and its subsidiaries for such fiscal year, all in reasonable detail, in accordance with U.S. GAAP, and accompanied by a report and opinion of independent public accountants of recognized standing selected by Conecel Holdings, as Bankers Trust may desire.

     (c) Limitation on Liens. So long as any Conecel Holdings Notes remain outstanding, Conecel Holdings is not permitted to at any time create, incur or assume any Lien with respect to any properties or assets of Conecel Holdings now owned or hereafter acquired to secure any Indebtedness, with the exception of Liens incurred in respect of (i) current taxes, assessments or other governmental charges which are not delinquent or remain payable without any penalty; and (ii) certain other Liens. In addition, so long as the Conecel Notes remain outstanding, Conecel Holdings shall not permit any of its Subsidiaries now owned or hereinafter acquired, to at any time create, incur or assume any Lien with respect to any properties or assets of such Subsidiary now owned or hereinafter acquired to secure any Indebtedness, unless such Subsidiary causes such Lien to secure equally and ratably the obligations of Conecel Holdings under the Conecel Holdings Notes;

provided, however, that Liens may be incurred by the Company to the extend permitted by the Conecel Note Indenture. If the Conecel Note Indenture is at any time amended to permit the creation, incurrence or assumption of any additional Lien, the Company may create, incur or assume any Lien permitted under the Conecel Note Indenture as so amended so long as: (i) the ratio of Indebtedness to Capitalization of the Company and its Subsidiaries determined on a consolidated basis in accordance with U.S. GAAP, after giving pro forma effect to the incurrence of any other Indebtedness since the most recent fiscal quarter, as well as the Indebtedness represented by such Lien, and the application of the proceeds thereof in each case, is not greater than 60%; (ii) the Debt Service Coverage Ratio of Conecel Holdings and its Subsidiaries at the time the ratio is calculated after giving pro forma effect to the incurrence of any Indebtedness since the end of the most recent fiscal quarter, as well as the Indebtedness represented by such Lien, and the application of the proceeds thereof in each case, is at least equal to 250%; and (iii) the ratio of Indebtedness to EBITDA of Conecel Holdings and its subsidiaries determined on a consolidated basis in accordance with U.S. GAAP, after giving pro forma effect to the incurrence of any other Indebtedness since the most recent fiscal quarter, as well as the Indebtedness represented by such Lien, and the receipt and application of the proceeds thereof in each case, is not greater than 4:00 to 1:00.

     (d) Limitation on Indebtedness. The Company is not permitted to create, incur or assume (or agree to create, incur or assume), issue, directly or indirectly, guarantee or in any manner become, directly or indirectly, liable for or with respect to, or suffer to exist, any Indebtedness, except for (i) Indebtedness arising or incurred under the Conecel Holdings Indenture and (ii) Indebtedness that is expressly subordinate and junior in right of payment and principal, premium and interest to the Conecel Holdings Notes if (A) the proceeds of such Indebtedness are used to redeem Conecel Holdings Notes pursuant to the Conecel Holdings Indenture; and (B) the terms of such Indebtedness do not permit the payment of interest in cash until after all Indebtedness under the Conecel Holdings Indenture has been satisfied and (C) the principal amount of such Indebtedness does not exceed the amount of the Conecel Holdings Notes repaid with the proceeds thereof. Conecel Holdings is also precluded from permitting any Subsidiary to create, incur or assume, issue, directly or indirectly, guarantee or in any manner become, directly or indirectly, liable for or with respect to, or suffer to exist, or otherwise become liable in respect of any Indebtedness except for Indebtedness permitted to be incurred by the Company pursuant to the Conecel Note Indenture.

     (e) Restricted Payments. Unless the Company has assumed the obligations of Conecel Holdings under the Conecel Holdings Indenture and the Conecel Holdings Notes, Conecel Holdings may not make any Restricted Payment (other than, among other things, the distribution by Conecel Holdings to its shareholders of up to US$5,000,000 in proceeds of a Complying Initial Public Offering, if such Complying Initial Public Offering is made in compliance with the Conecel Holdings Indenture). In addition, Conecel Holdings may not permit any subsidiary to, directly or indirectly, make any Restricted Payment from Free Cash Flow or otherwise, if at the time of such Restricted Payment or after giving effect thereto, (i) an Event of Default shall have occurred and be continuing under the Conecel Note Indenture or the Conecel Holdings Indenture; (ii) as of the date of the shareholder distribution or stock repurchase being made Conecel Holdings was not in compliance with the other covenants contained in the Conecel Holdings Indenture after taking into account the shareholder distribution or stock repurchase being made; or (iii) Stockholders' Equity of Conecel Holdings is (after taking into account the shareholder distribution or stock repurchase being made) less than Stockholders' Equity at June 30, 1997; provided, that Conecel Holdings and its Subsidiaries may declare or pay shareholder distributions to the extent required by law, and so long as no Event of Default has occurred and is continuing and Conecel Holdings is in compliance with the other covenants contained herein and all such dividends received by Conecel Holdings are used to redeem the Conecel Holdings Notes pursuant to the Conecel Holdings Indenture, provided, further, that Restricted Payments may only be from Free Cash Flow. In addition, Conecel Holdings is not permitted to make any loans or advances to, or investments in, any Person, except (i) loans and advances to, and investments in, Conecel Holdings or any Subsidiary; and (ii) investments in direct obligations of the United States of America, prime commercial paper and certificates of deposit issued by commercial banks of the United States of America.

     (f) Transactions with Affiliates. Conecel Holdings is not permitted to, directly or indirectly, enter into any transaction or series of related transactions (including without limitation, the sale, purchase, exchange or lease

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of assets, property or services) with any Affiliate of Conecel Holdings, except in certain specified circumstances.

     (g) Limitation on Business Activities. The business activities of Conecel Holdings are restricted exclusively to (i) owning Capital Stock of the Company;
(ii) issuing the Conecel Holdings Notes and Warrants, (iii) applying the proceeds from the Offering of the Conecel Holdings Notes and Warrants pursuant to the Conecel Holdings Indenture, (iv) granting the security interests pursuant to the Conecel Holdings Indenture, (v) raising equity financing, (vi) raising subordinate debt financing in accordance with the Conecel Holdings Indenture,
(vii) any activity necessary, suitable or convenient to accomplish the foregoing or incidental thereto. In addition, so long as the Conecel Holdings Notes and Warrants remain outstanding, Conecel Holdings may not (A) incur any indebtedness of any other entity, other than Indebtedness pursuant to the Conecel Holdings Indenture, (B) consolidate or merge into any other entity or convey or transfer its properties and assets substantially as an entirety to any entity; and (C) without the affirmative vote of 75% of Conecel Holdings' shareholders, institute proceedings to be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against it, or consent to, or file a petition seeking reorganization or relief under any applicable federal or state law relating to bankruptcy, or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Conecel Holdings or a substantial part of its property, or make any assignment for the benefit of creditors, or admit in writing its inability to pay its debts generally as they become due, or take corporate action in furtherance of any such action. So long as the Conecel Holdings Notes and Warrants remain Outstanding, Conecel Holdings also may not (i) lend or advance any moneys to, or make an investment in, any person or (ii) engage in any other activity that bears on whether the separate legal identity of Conecel Holdings will be respected, including, without limitation (A) holding itself out as being liable for the debts of another party; (B) forming, or causing to be formed, any subsidiaries; or (C) acting other than in its corporate name.

     (h) Additional Covenants. The Conecel Holdings Indenture also contains covenants with respect to, among other things, the following matters: (i) liquidity maintenance, requiring Conecel Holdings to maintain Liquid Assets selected by Conecel Holdings on deposit with Bankers Trust with a value equal to at least 100% of the required interest payments due on the Conecel Holdings Notes on the first two semi-annual dates on which interest on the Conecel Holdings Notes becomes due and payable; (ii) registration rights; and (iii) certain limitations on the business activities of Conecel Holdings.

  Events of Default

     An Event of Default is defined in the Conecel Holdings Indenture to include: (a) failure by Conecel Holdings to pay interest on any Conecel Holdings Note when due and payable, if such failure continues for a period of 5 days; (b) failure by Conecel Holdings to pay the principal on any Conecel Holdings Note when due and payable at maturity or upon redemption, acceleration or otherwise;
(c) failure by Conecel Holdings to comply with any other agreement or covenant contained in the Conecel Holdings Indenture, Conecel Holdings Notes the Warrant or Warrant Agreement if such failure continues for a period of 30 days after Conecel Holdings becomes aware of such failure or notice to Conecel Holdings by Bankers Trust or to Conecel Holdings and Bankers Trust by the Holders of at least 25% in principal amount of the Conecel Holdings Notes then outstanding;
(d) an event of default occurs and is continuing under any present or future indenture, loan or credit agreement or other instrument or obligation (including the Conecel Note Indenture) evidencing or under which Conecel Holdings or a Subsidiary has outstanding Indebtedness in an aggregate principal amount exceeding $5,000,000 (or its equivalent in other currencies); (e) as a result of action by or under the authority of any government or Conecel Holdings, any of the issued stock of Conecel Holdings or any of its Subsidiaries, or the whole or any part of the revenues or assets of Conecel Holdings or any of its subsidiaries, is seized, nationalized, expropriated or compulsorily acquired, or the authority of Conecel Holdings or any of its subsidiaries in the conduct of its business is wholly or partially curtailed, and such action could reasonably be expected to have a material adverse effect on Conecel Holdings and its subsidiaries taken as a whole; (f) the occurrence of certain events of bankruptcy or insolvency of Conecel Holdings or a Subsidiary; (g) the existence of one or more judgments against the Company or any of its Subsidiaries in excess of $5,000,000, either individually or in the aggregate, which remain undischarged 60 days after all rights to

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

directly review such judgment, whether by appeal or writ, have been exhausted or have expired as of the quarter preceding the end of such 60-day period; (h) the occurrence of a Change of Control Event, as noted below; and (i) if it becomes unlawful for Conecel Holdings or the Company to perform any of its respective obligations under the Conecel Holdings Indenture, the Conecel Holdings Notes, the Warrants or the Warrant Agreement, or their respective obligations thereunder cease to be valid, binding or enforceable. If an Event of Default occurs and is continuing, Bankers Trust or the Holders of not less than 25% in principal amount of the Conecel Holdings Notes then outstanding may declare all the Conecel Holdings Notes to be immediately due and payable by notice to Conecel Holdings (and to Bankers Trust if given by the Holders). Under certain circumstances, the Holders of a majority in principal amount of the Conecel Holdings Notes then outstanding may rescind such a declaration.

  Change of Control

     A Change of Control Event is defined in the Conecel Holdings Indenture to include an event or series of events by which (i) any third party, other than the existing control group or entities controlled by them or certain telecommunications providers, becomes the beneficial owner of more than 50% of the total voting power of Conecel Holdings, (ii) another corporation merges into Conecel Holdings or Conecel Holdings consolidates with or merges into any other corporation, (iii) Conecel Holdings conveys, transfers or leases all or substantially all its assets to a third party, other than to a subsidiary of Conecel Holdings, with the effect that a third party, other than the existing control group or certain telecommunications providers, is or becomes the beneficial owner of more than 50% of the total voting power of the surviving or transferee corporation, or (iv) the shareholders of Conecel Holdings approve any plan or proposal for the liquidation or dissolution of Conecel Holdings. A Change of Control Event would constitute an Event of Default and accelerate the obligation of Conecel Holdings to repay the entire outstanding amounts under the Conecel Holdings Notes.

  Supplemental Indenture


     In February 1998, pursuant to the First Supplemental Indentures, the holders of the Conecel Holdings Notes and the Warrants waived compliance by Conecel Holdings with certain covenants contained in the Conecel Holdings Indenture, including covenants relating to Limitations on Indebtedness, Restricted Payments, Limitations on Transactions with Affiliates and certain restrictions relating to the early redemption of the Conecel Holdings Notes in order to enable the Company to assume and immediately thereafter redeem, using a significant portion of the proceeds of the Offering, all or a portion of the Conecel Holdings Notes at a redemption price equal to 107% of the principal amount thereof in accordance with the terms of the Conecel Indenture and the Conecel Holdings Indenture.



     Prior to completion of the Offering, a majority of the holders of the Conecel Notes, the Conecel Holdings Notes and the Warrants will enter into additional Supplemental Indentures, one for each of the Conecel Note Indenture and the Conecel Holdings Indenture, to amend the definition of a "Complying Initial Public Offering" contained in the Conecel Holdings Indenture and to obtain waivers substantially similar to the waivers contained in the First Supplemental Indentures.


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

                          DESCRIPTION OF CAPITAL STOCK

     The following includes certain information concerning the Company's equity share capital and a summary of all material provisions of the Company's Bylaws (Estatutos) and certain provisions of the Ecuadorian Law of Corporations (Ley de Companias). This description does not purport to be complete and is qualified in its entirety by reference to the Company's Bylaws and provisions of Ecuadorian law referred to in such summary. The Bylaws have been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The authorized capital stock of the Company consists of 150,000,000 shares of common stock divided into two classes, designated as Class A Common Stock, par value 1,000 sucres per share, and Class B Common Stock, par value 1,000 sucres per share. As of December 31, 1997, there were 75,000,000 shares of Class A Common Stock and no shares of Class B Common Stock outstanding. See "Principal and Selling Shareholders." A majority of the holders of Class A Common Stock may from time to time increase or decrease the authorized number of shares of Class A Common Stock or Class B Common Stock. The Board of Directors of the Company may from time to time authorize the issuance of additional shares of Class A Common Stock or Class B Common Stock, subject to the statutory preemptive rights granted to the holders of such shares in the Bylaws and under applicable Ecuadorian law. The Bylaws of the Company provide that the Class A Common Stock will at no time be less than 33.33% of the total equity share capital of the Company.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     The shares of Class A Common Stock and Class B Common Stock are substantially the same, except that holders of Class A Common Stock will be entitled to certain conversion rights and holders of Class B Common Stock will be entitled to vote in only limited circumstances, as more fully described below.

     Shareholders' Meetings. Pursuant to the Law of Corporations of Ecuador, and the Bylaws of the Company, the shareholders' meetings may be either Ordinary Shareholder Meetings or Extraordinary Shareholder Meetings. Ordinary Shareholder Meetings are convened annually at the principal office of the Company within ninety days following the end of the Company's fiscal year. Extraordinary Shareholder Meetings are held at the principal office of the Company, except under certain circumstances as provided under the Law of Corporations of Ecuador.

     Shareholders' Meetings may be called by the Company's Chairman of the Board of Directors, Executive President, or by two principal members of the Board of Directors, by publication of a notice in a newspaper of general circulation, at least eight days prior to the shareholders' meeting. Shareholders' meetings must be limited to the issues identified in such notice. In addition, (i) holders owning at least 25% of the Class A Common Stock of the Company may call a meeting of all shareholders to discuss any matter related to the Company, and
(ii) holders owning at least 25% of the Class B Common Stock of the Company may call a meeting to discuss only those matters to which such shareholders are entitled to vote, such as proposed changes to the terms or relative rights of the Class B Common Stock. The Company's management may also call a shareholders' meetings pursuant to, and in accordance with, the provisions of the Law of Corporations of Ecuador.

     Quorum Requirements. Shareholders' Meetings are subject to a first, second and third quorum call, a subsequent call to occur upon the failure to achieve a quorum in connection with the previous call. A quorum for the first call of a shareholder meeting where only the holders of Class A Common Stock are entitled to vote requires the presence of at least a majority of all shares of Class A Common Stock outstanding. A quorum for the first call of a shareholder meeting where holders of both Class A Common Stock and Class B Common Stock may vote requires the presence of at least a majority of all shares of Class A Common Stock outstanding and at least a majority of all shares of Class B Common Stock outstanding. For the second call of a shareholder meeting where only holders of Class A Common Stock may vote, the presence of at least 33.33% of the total shares of Class A Common Stock outstanding is required. For the second call of a shareholder meeting where holders of both Class A Common Stock and Class B Common Stock may vote, the presence of at least 33.33%

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

of all shares of Class A Common Stock outstanding, and at least 33.33% of all shares of Class B Common Stock outstanding, is required. Upon the failure of both the first and second call, a third or subsequent meeting may be held by, and action may be taken by a majority vote of, the holders of Class A Common Stock or Class B Common Stock then in attendance.

     Holders of the Company's Class B Common Stock are not entitled to vote at, and may only attend, general shareholder meetings held for the purpose of resolving matters with respect to which only the owners of shares of Class A Common Stock are entitled to vote.

     Voting Rights. Holders of Class A Common Stock are entitled to vote in proportion to their respective relative percentage ownership of the subscribed and paid for share capital of the Company on each matter submitted to a vote of the Company's shareholders. The holders of the Class B Common Stock will have no voting rights, except with respect to any proposed change to the terms or relative rights of the Class B Common Stock, including any proposed change to the holders' rights to receive dividends, liquidation rights and statutory preemptive rights. Holders of Class B Common Stock will be entitled to attend any meeting of the shareholders of the Company, without regard to their ability to vote on any matter presented.

     The Bylaws of the Company expressly provide that holders of the Class A Common Stock will be entitled to vote exclusively on certain matters, including
(i) the election of directors of the Company, (ii) the appointment of the Company's independent auditors, (iii) any modification of the Company's charter documents, except with respect to any proposed modification that will affect the terms or relative rights of the Class B Common Stock, (iv) any increase in the Company's outstanding share capital, subject to the approval of holders of Class B Common Stock where the price proposed by the Board of Directors of the Company for any future issuance provides for a discount of greater than 10% of the then fair market value of the shares and (v) the interpretation of any provision of the Company's Bylaws as may be in effect from time to time in the event of any conflict or otherwise, except where any such interpretation may affect the terms or relative rights of the holders of Class B Common Stock. Holders of the Company's Class B Common Stock will not be entitled to vote on certain matters specified in the Company's Bylaws, including the matters described above.

     Holders of the Class A Common Stock and the Class B Common Stock will vote together on (i) any proposed dissolution or liquidation of the Company, including the appointment of a liquidator or receiver for the Company in the event it institutes bankruptcy or dissolution proceedings, (ii) any increase in the Company's outstanding share capital where the price proposed by the Board of Directors of the Company for any future issuance provides for a discount of greater than 10% of the then fair market value of the shares, and (iii) any proposed modification to the terms or the relative rights of the Class B Common Stock. Any such proposed shareholder action will require the approval of a majority of holders of shares of Class A Common Stock and the approval of a majority of the holders of the Class B Common Stock in attendance at the meeting of shareholders held for the purpose of approving the proposed action.

     Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends at the same rate in proportion to their relative ownership if and when declared by the Board of Directors out of funds legally available therefor. If a dividend or distribution payable in Class A Common Stock is made on the Class A Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in Class B Common Stock is made on the Class B Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable solely in shares of Class A Common Stock.


     Conversion. Class B Common Stock has no conversion rights. Class A Common Stock is convertible into Class B Common Stock, in whole or in part, at any time and from time to time at the option of the holder on the basis of one share of Class B Common Stock for each share of Class A Common Stock. The Bylaws of the Company provide that Class A Common Stock must at all times comprise at least 33.33% of the total share capital of the Company. Upon completion of the Offering, the Class A Common Stock will comprise approximately 66.1% of the Company's total share capital, all of which will be indirectly controlled by the Parra Family.


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

     Liquidation. In the event of a liquidation of the Company, after payment of the debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock, treated as a single class.

     Preemptive Rights. Ecuador's Ley de Companias (Law of Corporations) requires the Company, whenever it issues new shares for cash, to grant preemptive rights to all of its shareholders (including holders of ADRs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. However, the Company may not be able to offer preemptive rights to United States holders of ADRs unless a registration statement under the Securities Act is effective with respect to such rights and the underlying shares, or an exemption from the registration requirements of the Securities Act is available. The Company intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to it of enabling United States holders of ADRs to exercise preemptive rights and any other factors that the Company considers appropriate at the time, and then make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or that such registration statement would be declared effective or that an exemption would be available. To the extent holders of ADRs are unable to exercise such rights because a registration statement has not been filed and declared effective, the Depositary will attempt to sell such holders' preemptive rights and distribute the net proceeds of the sale, net of the Depositary's fees and expenses, to the holders of the ADRs, provided that a secondary market for such rights exists and a premium can be recognized over the cost of any such sale. Although it is not currently contemplated that the ADSs, the Class B Common Stock or any other equity securities of the Company will trade on any exchange or market other than in the United States, a secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares upon exercise of the rights is below the prevailing market price of the shares. Under the Company's Bylaws, the Company may not issue additional shares of its equity capital at a price below 90% of its prevailing market price, unless the holders of Class A and Class B Common Stock, voting together, approve such issuance. As a result, there can be no assurance both that a secondary market in preemptive rights will develop in connection with any future issuance of shares or, if such market does develop, a premium will be recognized on such sale. If such rights cannot be sold they will expire and holders of ADRs will not realize any value from the grant of such preemptive rights. In either case, the equity interests of the holders of ADRs would be diluted proportionately.

     Transferability. The transfer of the shares of the Company's Class A Common Stock and Class B Common Stock is subject to compliance with all requirements and conditions set forth by applicable securities and similar laws of any country in which such transfer could have legal effects, including the Securities Act. Furthermore, no transfer or other transaction affecting the shares is effective without notice to, and recording in the stock registry of, the Company.

     Other Provisions. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

WARRANTS

  Conecel Warrants


     On September 30, 1997, Conecel Holdings sold in a private transaction to qualified institutional buyers, $121.0 million aggregate principal amount of Conecel Holdings Notes and transferable Warrants to purchase 1,633,500 shares of Class B Common Stock. Each holder of Conecel Holdings Notes received for every $1,000 of principal, Warrants exercisable into 13.5 shares of Class B Common Stock at an exercise price of $.01 per share. The Warrants expire on September 30, 2000. See "Certain Relationships and Related Transactions -- Conecel Holdings Transactions." Under the terms of the Warrant Agreement, holders of the Warrants were entitled to receive additional Warrants in a number equal to 1% of the total share equity of the Company as of September 30, 1997 on a pro rata basis as a result of the Company's failure to complete a public offering prior to March 31, 1998. Approximately 58% of holders of the Warrants waived the right to receive additional Warrants.

  UBS Warrants

     In consideration for rendering corporate finance advisory services to the Company, Conecel Holdings and its affiliates, UBS Securities LLC received warrants to purchase 1,406,250 shares of Common Stock of the Company from Conecel Holdings at an exercise price of $.01 per share and was granted certain demand and "piggyback" registration rights with respect to such warrants. The warrants are not exercisable prior to six months after the consummation of the Offering and expire on September 30, 2000. See "Underwriting."

FOREIGN INVESTMENT LEGISLATION

     No Ecuadorian government approval is necessary to purchase the Company's ADSs or the Class B Common Stock. There are no restrictions in the Company's Bylaws limiting the rights of nonresidents or non-Ecuadorians to hold or to vote the Company's ADSs or the Class B Common Stock.

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

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     The following is a summary of all material provisions of the Deposit Agreement (the "Deposit Agreement") to be entered into by the Company, Bankers Trust Company, as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts ("ADRs") issued thereunder. The Deposit Agreement will be governed by the laws of the State of New York. As used herein, the terms "Holders" and "Beneficial Owners" shall have the meanings provided in the Deposit Agreement.

     This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs attached thereto. Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Bylaws (Estatutos) of the Company are available for inspection at the principal office of the Depositary currently located at Four Albany Street, New York, New York 10006 and at the principal Guayaquil office of Banco La Previsora S.A. (the "Custodian").

AMERICAN DEPOSITARY RECEIPTS

     ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS will represent four shares of Class B Common Stock of the Company or evidence of the right to receive four shares of Class B Common Stock (the Class B Common Stock at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and property received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement, "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

DEPOSIT, TRANSFER AND WITHDRAWAL

     The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Class B Common Stock, of appropriate instruments of transfer or endorsement in a form satisfactory to the Custodian and any other document required by the Custodian or the Depositary under the terms of the Deposit Agreement, the Depositary will, upon payment of the fees, charges and taxes (including, without limitation, amounts in respect of any applicable transfer tax) provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing the authorized number of ADSs requested by such person or persons.

     The Depositary has no obligation to accept Class B Common Stock for deposit from any person or entity identified by the Company as holding Restricted Securities (as defined below). The term "Restricted Securities" means Class B Common Stock, ADSs or ADRs representing such shares of Class B Common Stock, which are "restricted securities" as such term is defined in Rule 144(a)(3) of the Securities Act, or which would require registration under the Securities Act in connection with the offer and sale thereof in the United States, or which are held by an officer, director (or persons performing similar functions) or other affiliate of the Company or which are subject to other restrictions on sale or deposit under the laws of the United States or the Republic of Ecuador, or under a shareholder agreement or the Bylaws of the Company.

     Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fee of the Depositary for the surrender of ADRs and payment of all governmental charges and taxes (including, without limitation, amounts in respect of any applicable transfer tax) as provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the Holder of such ADR will be entitled to delivery, to him or upon his order, of the amount of the Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Holder.

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

     Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADRs prior to the receipt of Class B Common Stock (a "Pre-Release") and deliver Class B Common Stock upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released. The Depositary may receive ADRs in lieu of Class B Common Stock in satisfaction of a Pre-Release. Each Pre-Release must be (i) preceded or accompanied by a written representation from the person to whom the ADRs or shares of Class B Common Stock are to be delivered that such person, or its customer, owns the Class B Common Stock or ADRs to be remitted, as the case may be, (ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (iii) terminable by the Depositary on not more than five business days notice, and (iv) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     Subject to any restrictions imposed by Ecuadorian law, regulations or applicable permits, the Depositary is required to convert or cause to be converted into United States dollars as promptly as practicable, to the extent that in its reasonable judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than dollars ("Foreign Currency"), that it receives in respect of the Deposited Securities, and to distribute, as promptly as practicable the resulting dollar amount (net of fees and expenses and any taxes or other governmental charges incurred by the Depositary in converting such Foreign Currency) to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities evidenced by ADRs held by them, respectively. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The amount distributed to the Holders of ADRs will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary. See "Liability of Holder for Taxes." If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file such application for approval or license, if any, as it deems desirable and practicable.

     If the Depositary determines that in its reasonable judgment any Foreign Currency received by the Depositary or the Custodian cannot be converted on a reasonable basis into dollars transferable to the United States, any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not readily obtainable or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary or the Custodian to, or in its discretion may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Holders entitled thereto, the Depositary may in its discretion, but subject to applicable laws and regulations, make such conversion and distribution in dollars to the extent permissible to the Holders entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for, the respective accounts of the Holders entitled thereto.

     If the Company declares a dividend in, or free distribution of, Class B Common Stock, the Depositary may, and will if the Company so requests, promptly distribute to the Holders of outstanding ADSs entitled thereto, in proportion to the number of ADSs evidenced by the ADRs held by them, respectively, additional ADRs evidencing an aggregate number of ADSs that represents the number of shares of Class B Common Stock received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Class B Common Stock and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees and expenses of the Depositary. The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances (as contemplated in the Deposit Agreement) from the Company that such distribution does not require registration or is exempt from registration under the Securities Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Class B Common Stock represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional shares of Class B Common Stock distributed upon the Deposited Securities represented thereby.

     If the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional shares of Class B Common Stock or any rights of any other nature, the Depositary, upon receipt of timely notice and after consultation with the Company, will have discretion as discussed below as to the procedure to be followed in making such rights available to any Holders of ADRs or in disposing of such rights for the benefit of any Holders and making the net proceeds available to such Holders or, if by the terms of such rights offering or from any other reason, the Depositary may not either make such rights available to any Holders or dispose of such rights and make the net proceeds available to such Holders, then the Depositary shall allow the rights to lapse. If at the time of the Offering of any rights the Depositary determines in its discretion that it is lawful and practicable to make such rights available to all or certain Holders but not to other Holders, the Depositary may distribute to any Holder to whom it determines the distribution to be lawful and practicable, in proportion to the number of ADSs held by such Holder, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary determines in its discretion that it is not lawful and practicable to make such rights available to all or certain Holders, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Holders to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the proceeds of such sales (net of fees and expenses of the Depositary as provided in the Deposit Agreement) for the account of such Holders otherwise entitled to such rights, warrants or other instruments, upon an averaged or other equitable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

     In circumstances in which rights would not be distributed, if a Holder of ADSs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the Shares evidenced by the ADSs of such Holder, the Depositary will make such rights available to such Holder upon written notice from the Company to the Depositary that the Company has elected in its sole discretion to permit such rights to be exercised. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary for the account of such Holder of any amount equal to the purchase price of the shares of Class B Common Stock to be received upon exercise of the rights and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary will, on behalf of such Holder, exercise the rights and purchase the shares of Class B Common Stock, and the Company shall cause the shares of Class B Common Stock so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary will cause the shares of Class B Common Stock so purchased to be deposited, and will execute and deliver ADSs to such Holder, pursuant to the Deposit Agreement.

     The Depositary will not distribute rights to Holders unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Holders or are registered under the provisions of such Act; provided, that nothing in the Deposit Agreement will create, or be construed to create, any obligation on the part of the Company or the Depositary to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If a Holder of ADRs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary will not effect such distribution unless it has received an opinion acceptable to it from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Holder is exempt from such registration. The Depositary will not be responsible for any good faith failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holder in particular.

     Whenever the Depositary receives any distribution other than cash, shares of Class B Common Stock or rights in respect of the Deposited Securities, the Depositary will cause the securities or property received by it to be distributed as promptly as practicable to the Holders entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their

ADS holdings in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Holders or Beneficial Owners) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Holders entitled thereto as in the case and manner of a distribution received in cash.

     If the Depositary determines that any distribution in property is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property (including shares of Class B Common Stock and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary will distribute as in the case of distributions received in cash the net proceeds of any such sale (after deduction of such taxes or charges and of the fees and expenses of the Depositary, as provided in the Deposit Agreement) to the Holders entitled thereto in proportion to the number of ADSs held by them, respectively.

     Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will, to the extent permitted by law, thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion unless additional ADRs are delivered pursuant to the following sentence. In any such case, the Depositary may (upon receipt of a satisfactory opinion of counsel of the Company) execute and deliver additional ADRs as in the case of a dividend in shares of Class B Common Stock, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

RECORD DATES

     Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash shall be made, whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of shares of Class B Common Stock that are represented by each ADS, or whenever the Depositary receives notice of any meeting of holders or right of holders to consent or to grant a proxy of shares of Class B Common Stock or other Deposited Securities or whenever the Depositary finds it necessary or convenient, the Depositary will fix a record date (the "ADS Record Date") as close as practicable to the record date fixed by the Company with respect to the shares of Class B Common Stock (i) for the determination of the Holders who will be (a) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or (b) entitled to give instructions for the exercise of voting rights at any such meeting, or
(c) entitled to act in respect of any other matter or (ii) on or after which each ADS will represent the changed number of shares of Class B Common Stock, all subject to the provisions of the Deposit Agreement.

VOTING OF DEPOSITED SECURITIES

     Upon receipt of notice of any meeting of holders or solicitation of consents or proxies of holders of shares of Class B Common Stock or other Deposited Securities, and if requested in writing by the Company, the Depositary will, as soon as practicable thereafter, mail to all Holders a notice in English (the form of which notice shall be in the sole discretion of the Depositary) containing (i) the information included in such notice of meeting received by the Depositary from the Company, (ii) a statement that the Holders as of the close of business on a specified record date as close as practicable to the record date fixed by the Company with respect to the shares of Class B Common Stock will be entitled, subject to any applicable provision of Ecuadorian law, the Deposit Agreement and of the Bylaws of the Company, to instruct the Depositary as to the exercise of the voting rights, or right to consent or to grant a proxy, if any, pertaining to the amount of shares of Class B Common Stock or other Deposited Securities represented by their respective ADSs and (iii) a statement as to the manner in which such instructions may be given. Upon the written request of an Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of shares of Class B Common Stock or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. Neither the Depositary nor the Custodian shall, under any circumstances, exercise any discretion as to voting or vote in a manner that is inconsistent with applicable law. Notwithstanding anything to the contrary in the Deposit Agreement, if the Depositary is notified by the Company that applicable law prohibits the Depositary, the Custodian, or the nominee(s) of either of them (if any), as the holder of the Deposited Securities, from voting less than all of the Shares registered in its name in the same manner, (a) the Depositary shall provide notice thereof to all Holders as of the ADS Record Date in the statement identified in (iii) above, and (b) Holders of ADSs shall be deemed, and the Depositary shall deem such Holders, to have instructed the Depositary to vote all of the Deposited Securities in accordance with the voting instructions received in respect of the majority of ADSs for which voting instructions have been received from the Holders of ADSs. Voting instructions in respect of any ADS shall be deemed to have been received only if received in accordance with the terms of the Deposit Agreement. The Company agrees to provide timely notice to the Depositary enabling the timely notification of Holders in the statement identified in (iii) above as to limitations on the ability of the Depositary to vote Deposited Securities in accordance with instructions from Holders.

DISCLOSURE OF INTERESTS

     Each Holder and Beneficial Owner of an ADR agrees (a) to provide such information as the Company may request pursuant to Ecuadorian law, U.S. law or the Bylaws of the Company or any resolutions of the Company's Board of Directors adopted pursuant to such Bylaws, or the rules of any market or exchange upon which ADSs are traded or listed and (b) to be bound by and subject to applicable provisions of the Ecuadorian laws, the Bylaws of the Company and the requirements of any markets or exchanges upon which the ADSs, ADRs or shares of Class B Common Stock are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or shares of Class B Common Stock may be transferred, to the same extent as if such Holder and Beneficial Owner held shares directly. Failure of a Holder or Beneficial Owner to provide in a timely fashion the information so requested may result in the imposition of sanctions against the holder of the shares of Class B Common Stock represented by ADSs in respect of which the noncomplying person is or was, or appears to be or have been interested as provided in Ecuadorian law and the Bylaws of the Company, which currently include, without limitation, the imposition of restrictions on the rights to receive dividends on and to transfer such shares of Class B Common Stock.

REPORTS AND OTHER COMMUNICATIONS

     The Depositary will make available for inspection by Holders at its Corporate Trust Office any reports and communications, including any proxy solicitation material, received from the Company, which are both (i) received by the Depositary as the holder of the Deposited Securities and (ii) made generally available to the holders of such Deposited Securities by the Company (including, without limitation, annual reports prepared in accordance with applicable requirements of the Securities and Exchange Commission). The Depositary will also send to the Holders copies of such reports and communications when furnished by the Company pursuant to the Deposit Agreement.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the consent of the Holders or Beneficial Owners; provided, however, that any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cables, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of Holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of any amendment has been given to the Holders of outstanding ADRs. The parties hereto agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for
(a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares of Class B Common Stock to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to materially prejudice any substantial rights of Holders or Beneficial Owners. Every Holder, at the time any amendment becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Holder or Beneficial Owner to surrender such ADR and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. If any governmental body should adopt new laws, rules or regulations which would require an amendment or supplement of the Deposit Agreement and the ADRs to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADRs at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement and the ADRS in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, rules or regulations.

     The Depositary shall at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of the ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders of all ADRs then outstanding if, any time after 90 days shall have expired after the Depositary has delivered to the Company a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment in accordance with the terms of the Deposit Agreement. On and after the date of termination, the Holder of an ADR will, upon (i) surrender of such ADR at the Corporate Trust Office, (ii) payment of the fee of the Depositary for the surrender of ADRs referred to in the Deposit Agreement, and (iii) payment of any applicable taxes or governmental charges, be entitled to delivery to such Holder, or upon such Holder's order, of the amount of Deposited Securities represented by the ADSs evidenced by such ADRs. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and other property and the delivery of underlying shares of Class B Common Stock, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting in each case, the fee of the Depositary for the surrender of ADRs, other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and hold uninvested the net proceeds of such sale, together with any other cash held by it pursuant to the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Holders that have not surrendered their ADRs, such Holders thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of ADRs, other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

CHARGES OF DEPOSITARY

     The following charges shall be incurred by the Holders and Beneficial Owners, by any party depositing or withdrawing shares of Class B Common Stock or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever is applicable: (1) taxes (including, without limitation, any amounts in respect of any applicable transfer tax and other governmental charges), (2) such transfer or registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the register of the Company or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the terms of the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement, (5) a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement, (6) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution or distribution in Shares made pursuant to the Deposit Agreement, (7) to the extent not prohibited by the exchange upon which the ADSs may be listed, a fee of $1.50 per Receipt for transfers made pursuant to Section 2.05 of the Deposit Agreement and (8) a fee for the distribution of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause (8) treating all such securities as if they were shares of Class B Common Stock) but which securities are instead distributed by the Depositary to Holders. The right of the Depositary to receive payment and/or reimbursement under the terms of the Deposit Agreement shall survive the termination of the Deposit Agreement.


LIABILITY OF HOLDERS AND BENEFICIAL OWNERS FOR TAXES

     If any tax (including, without limitation, any transfer tax) or other governmental charge becomes payable with respect to any ADR or any Deposited Securities represented by any ADR, such tax or other governmental charge will be payable by the Holder or Beneficial Owner of such ADR to the Depositary. The Depositary may refuse to effect any transfer (or combination or split-up) of such ADR or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder or Beneficial Owner thereof any part or all of the Deposited Securities underlying such ADR and may apply such dividends, other distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Holder or Beneficial Owner of such ADR will remain liable for any deficiency.

OTHER PROVISIONS

     The Custodian and the Depositary and any of their Affiliates may own and deal in any class of securities of the Company and its Affiliates and in ADRs. Neither the Depositary nor the Company nor any of their respective directors, employees, agents or Affiliates will be liable to any Holder or Beneficial Owner of ADRs, if by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Republic of Ecuador, including, without limitation, any provisions of the Ecuadorian Civil Code or of the Ecuadorian Commercial Code or any other country, or of any other governmental or regulatory authority, stock exchange or automated quotation system, or by reason of any provision, present or future, of the Bylaws of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or the Deposited Securities it is provided will be done or performed; nor will the Depositary or the Company or any of their respective directors, employees, agents or Affiliates incur any liability to any Holder or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Neither the Depositary nor the Company shall incur any liability in the case that any or all holders of Deposited Securities benefit from any distribution, offering, right or other benefit which is not, under the terms of the Deposit Agreement, made available to any or all Holder(s) or Beneficial Owners of ADSs issued thereunder. Where, by the terms of the distribution or event described in the Deposit Agreement, or for any other reason, a distribution or offering may not be made available to Holders, and the Depositary may not dispose of such distribution or offering on behalf of such Holders and make the net proceeds available to such Holders, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse.


     The Company and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Holders or Beneficial Owners of ADRs, except that they severally agree to perform their respective obligations specifically set forth in the Deposit Agreement without negligence or bad faith.

     The ADRs are transferable on the books of the Depositary. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender or any ADR or withdrawal or any Deposited Securities, the Depositary, the Custodian or the Registrar may require payment from the person presenting the ADR or the depositor of the shares of Class B Common Stock of a sum sufficient to reimburse it for any tax (including, without limitation, amounts in respect of any applicable transfer tax) or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to shares of Class B Common Stock being deposited or withdrawn), payment of any applicable fees as provided in the Deposit Agreement, production of proof satisfactory to it as to the identity and genuineness of any signature, production of proof of compliance with any applicable notice, consent or other requirements relating to the acquisition of securities of Ecuadorian companies, and may also require compliance with any regulations the Depositary may establish consistent with the provisions of this Deposit Agreement and applicable law. The Depositary may refuse to deliver ADRs, to register the transfer of any ADR or to make any distribution on, or related to, shares of Class B Common Stock until it has received such proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. The delivery, transfer, registration of transfer of outstanding ADRs and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company in their reasonable discretion, at any time or from time to time. Notwithstanding anything to the contrary in the Deposit Agreement, the surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of shares of Class B Common Stock in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any United States or other laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

     The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Holders, provided that such inspection is not for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter not related to the Deposit Agreement or the ADRs.

     The Depositary may, after consultation with the Company, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Holders or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary. Such co-transfer agents may be removed and substitutes appointed by the Depositary.

GOVERNING LAW

     The Deposit Agreement will be governed by the laws of the State of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 95,869,200 shares of Common Stock outstanding, consisting of 63,394,162 shares of Class A Common Stock and 32,475,038 shares of Class B Common Stock. All of the shares of Class B Common Stock, represented by the ADSs offered hereby, will be available for immediate sale in the public market following the date of this Prospectus, except for any shares (or ADSs) held or purchased by an Affiliate. Any ADSs purchased in the Offering (or shares of Class B Common Stock acquired upon the surrender of the ADR representing the ADSs) by an Affiliate may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule
144. In addition, up to an aggregate of 750,000 shares of Class B Common Stock will be reserved for issuance to executive officers, key employees and independent contractors of the Company under its 1998 Stock Option Plan. All of the shares of Class A Common Stock (upon conversion into shares of Class B Common Stock) will be available in the public market following the expiration of 180-day lockup agreements between the existing shareholders and the Representatives of the Underwriters, subject to compliance with the volume and other limitations of Rule 144 promulgated under the Securities Act.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated for purposes of such rule) including an Affiliate who has beneficially owned "restricted securities" (as that term is defined in Rule 144) for at least one year is entitled to sell within any three-month period commencing 180 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 1,071,859 shares immediately after the Offering) or
(ii) the average weekly trading volume during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

     After the expiration of the 180-day lock-up agreements described below, holders of shares of Common Stock available for sale under Rule 144, including the Selling Shareholders, may sell some or all of such shares. The number of shares of Common Stock that will be sold under Rule 144 will depend on the market price of the Common Stock or the ADSs, the personal circumstances of each of the holders and other factors. Prior to the Offering, there has been no public market for the Common Stock or the ADSs, and there can be no assurance that a significant public market for the Common Stock or the ADSs will develop or be sustained after the Offering.


     The Company and Conecel Holdings and Cempresa have agreed not to sell, offer to sell, grant any option or warrant for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock (except for the shares offered hereby) for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters (which consent may be granted at any time without notice). See "Underwriting."



     Conecel Holdings issued Warrants representing the right to purchase an aggregate of 1,633,500 shares of the Company's Class B Common Stock in connection with its sale of the Conecel Holdings Notes. Under the terms of the Warrant Agreement, Conecel Holdings was required to issue an additional 316,088 Warrants as a result of the Company's failure to complete a public offering by March 31, 1998. Of such Warrants, Warrants representing the right to purchase 1,130,800 shares of Class B Common Stock are being exercised and such shares are being sold in this Offering. The remainder of the Warrants may be exercised and the shares of Class B Common Stock could be sold in the future. Such shares of Class B Common Stock would be restricted securities. The holders of the remaining Warrants have certain demand and "piggyback" registration rights with respect to the shares into which such Warrants are exercisable.


     UBS Securities LLC holds warrants to purchase 1,406,250 shares of Class B Common Stock, which are not exercisable prior to six months after the consummation of the Offering. After the expiration of such six month period, UBS Securities LLC can require the Company to register the shares of Class B Common Stock, which are issuable upon the exercise of the warrants. In addition, UBS Securities LLC was granted "piggyback" registration rights with respect to such warrants.

     No precise predictions can be made about the effect, if any, that market sales of ADSs or shares of Common Stock or the availability of shares of Common Stock for sale will have on the public market price prevailing from time to time. Nevertheless, sales of substantial numbers of ADSs or shares of Common Stock in the public market may have an adverse effect on the market price thereof.

                                    TAXATION

     The following is a general summary of the principal U.S. federal income tax consequences and Ecuadorian tax consequences of the purchase, ownership and disposition of ADSs or Class B Common Stock. It is based on the advice of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. with respect to U.S. federal income tax and on the advice of Estudio Juridico Pareja, Abogados, Guayaquil, Ecuador with respect to Ecuadorian tax. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs or Class B Common Stock. This summary does not describe any tax consequences under the laws of any state, locality or taxing jurisdiction other than the United States and Ecuador.

     This summary is based on the tax laws, regulations, administrative pronouncements and court decisions of the United States and Ecuador as in effect on the date of this Prospectus. All of the foregoing are subject to change, and any change could apply retroactively or otherwise affect the continued validity of this summary.

     This summary does not constitute, and should not be considered as, legal or tax advice to a holder of ADSs or Class B Common Stock. Each prospective purchaser of ADSs or Class B Common Stock should consult his own tax adviser regarding the United States, Ecuadorian or other tax consequences of the purchase, ownership and disposition of ADSs or Class B Common Stock, including, in particular, the application to his particular situation of the tax considerations discussed below, as well as the application of state, local, foreign and other tax laws.

     There is no income tax treaty in force between the United States and Ecuador.

ECUADORIAN TAXATION


     The following summary describes the principal Ecuadorian tax consequences of the acquisition, ownership and disposition of an ADS or of Class B Common Stock by a Non-Ecuadorian Holder. For purposes of this discussion, a Non-Ecuadorian Holder is a person or entity that is not domiciled in Ecuador and includes a holder other than (i) (a) an individual who (I) is an Ecuadorian citizen resident in Ecuador or (II) a foreign citizen with the status of migratory residence, or (b) a business entity created under the laws of Ecuador, or (ii) a branch, agency or permanent establishment of a business entity formed under the laws of a country other than Ecuador or of an individual not described in clause (i).


  Taxation of Dividends


     A dividend in cash or in any other form, paid with respect to a share of Class B Common Stock, whether held directly, will be subject to an Ecuadorian withholding tax imposed at the rate of 25% on the gross amount of the dividend.


  Taxation of Capital Gains and Losses

     Deposits and withdrawals of Class B Common Stock in exchange for ADSs will not give rise to Ecuadorian tax or transfer duties.

     A Non-Ecuadorian Holder will not be subject to Ecuadorian tax on the sale or other disposition of an ADS. A Non-Ecuadorian Holder will not be subject to Ecuadorian tax on the sale or other disposition of Class B Common Stock if the sale occurs outside Ecuador but will be subject to Ecuadorian tax if the sale occurs in Ecuador and is not effected on an Ecuadorian stock exchange.

  Other Ecuadorian Taxes


     There are no Ecuadorian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of an ADS or of Class B Common Stock by a Non-Ecuadorian Holder. There are no Ecuadorian stamp, issue, transfer, registration or similar taxes or duties payable by a holder of an ADS or of Class B Common Stock. Commissions paid to a U.S. broker by a Non-Ecuadorian Holder are not subject to Ecuadorian value added tax.

UNITED STATES TAXATION

     The following discussion of U.S. federal income tax considerations is limited to a beneficial owner of an ADS or a share of Class B Common Stock who holds the ADS or share of Class B Common Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and whose functional currency within the meaning of Section 985 of the Code is the U.S. dollar. Certain holders (including, but not limited to financial institutions, insurance companies, dealers in securities or currencies, tax-exempt organizations, persons liable for alternative minimum tax, broker-dealers, persons who hold an ADS or share of Class B Common Stock in a hedging transaction or as part of a "straddle" or "conversion transaction" and persons that own or are treated as owning actually or constructively ten percent or more of the voting shares of the Company) may be subject to special rules not discussed below.

     As used below, a "U.S. Holder" is a holder of an ADS or a share of Class B Common Stock that is, for U.S. federal income tax purposes, a U.S. citizen or resident, a corporation created or organized in the United States or under the laws of the United States or of any State or the District of Columbia, or an estate or trust whose income is subject to U.S. federal income taxation regardless of its source. A Non-U.S. Holder is a holder of an ADS or a share of Class B Common Stock that, for U.S. federal income tax purposes, is an individual who is not a citizen or resident of the United States or is a corporation organized under the law of a country other than the United States.

     In general, for U.S. federal income tax purposes, a holder of an ADS evidencing Class B Common Stock will be treated as the beneficial owner of the Class B Common Stock represented by the ADS.

  Taxation of Dividends


     In general, a distribution of cash made with respect to Class B Common Stock (whether held directly or represented by ADSs) will constitute a dividend for U.S. Federal income tax purposes to the extent it is paid from the current or accumulated earnings and profits of the Company (as determined for U.S. Federal income tax purposes). To the extent a distribution of cash on Class B Common Stock (whether held directly or represented by ADSs) exceeds the Company's current and accumulated earnings and profits, the distribution will be treated on a share by share basis as a nontaxable reduction of the adjusted tax basis of the share to the extent thereof and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.



     The gross amount of any cash dividend with respect to Class B Common Stock (whether held directly or represented by ADSs) (which will include the amount of Ecuadorian tax withheld) will be includable in gross income by a U.S. Holder as ordinary income when the dividend is received by the U.S. Holder or the Depositary, as the case may be, and will not be eligible for the dividends received deduction allowed to certain corporations under the Code. A dividend paid in Ecuadorian currency will be includable in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. Holder or the Depositary, as the case may be, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on conversion or other disposition of the Ecuadorian currency will be treated as U.S. source ordinary income or loss.



     Subject to generally applicable limitations under U.S. federal income tax law, the Ecuadorian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder's federal income tax liability. A dividend with respect to Class B Common Stock (whether held directly or represented by ADSs) will constitute income from sources without the United States for foreign tax credit purposes. For purposes of the computation of the foreign tax credit limitation separately for specific categories of income, the dividend generally will constitute "passive income" or, in the case of certain holders, "financial services income." Alternatively, a U.S. Holder may elect not to claim a credit for any of its foreign income taxes and deduct all of those taxes in computing taxable income.


     A dividend received on an ADS or on a share of Class B Common Stock by a Non-U.S. Holder, subject to the discussion of backup withholding below, generally will not be subject to U.S. federal income tax unless the Non-U.S. Holder is (i) a corporation that is an insurance company carrying on a U.S. insurance business to which the dividend is attributable within the meaning of the Code or (ii) an individual or corporation that has an office or other fixed place of business in the United States to which the dividend is attributable, the dividend is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.


     An individual U.S. Holder's ability to deduct charges of the Depositary (see "Description of American Depositary Receipts -- Charges of Depositary") may be subject to limitations generally applicable to the deductibility of miscellaneous itemized deductions.


  Taxation of Capital Gains and Losses

     A Deposit or withdrawal of Class B Common Stock by a U.S. Holder in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.


     Gain or loss recognized by a U.S. Holder on a sale or other disposition of an ADS or a share of Class B Common Stock will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted basis in the ADS or share of Class B Common Stock, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the sale or other disposition. Capital gain recognized by certain noncorporate U.S. Holders is taxed at preferential rates that will vary depending on whether the ADS or share of Class B Common Stock has been held for more than one year or more than 18 months on the date of the sale or other disposition. Capital gain recognized by a U.S. Holder on a sale or other disposition of an ADS or a share of Class B Common Stock generally will be treated as U.S. source income for U.S. foreign tax credit purposes, unless the U.S. Holder maintains an office or other fixed place of business outside the United States, the gain is attributable to that office or other fixed place of business and an income tax equal to at least ten percent (10%) of the gain actually is paid to a foreign country. Consequently, in the case of U.S. source gain recognized on a disposition of Class B Common Stock that is subject to Ecuadorian tax, the U.S. Holder may not be able to use the foreign tax credit for that Ecuadorian tax unless it can credit that tax against U.S. tax payable on other foreign source income in the appropriate income category. Alternatively, a U.S. Holder may take a deduction for the Ecuadorian tax if it elects not to claim a credit for any of its foreign taxes and to deduct all of those taxes in computing taxable income. Under proposed Treasury Regulations, any loss may be treated as a foreign source loss by reference to the source of income received from the ADS or share of Class B Common Stock.


     Subject to the discussion of backup withholding below, any gain or loss recognized on a sale or other disposition of an ADS or share of Class B Common Stock by a Non-U.S. Holder is exempt from U.S. federal income tax unless (i) that gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business, or (ii) in the case of a Non-U.S. Holder who is an individual, the holder is present in the United States for 183 days or more during the taxable year in which the gain is realized and certain other conditions are met.

     If the Company were to issue new shares for cash, requiring the Company to grant preemptive rights to its shareholders to purchase additional shares of Company stock, that grant likely would be treated for U.S. federal income tax purposes as a distribution of rights to acquire Company stock within the meaning of Section 305 of the Code. That distribution would not be taxable to a holder of an ADS or a share of Class B Common Stock. If the rights are exercised or sold, the holder's basis in the Class B Common Stock, whether that stock underlies an ADS or is held directly, would be allocated between the Class B Common Stock and the rights in proportion to their relative fair market values on the date of the distribution, unless the fair market value of the rights distributed on a share of Class B Common Stock is less than 15% of the fair market value of that Class B Common Stock on the date of the distribution and the holder does not elect to allocate basis in his Class B Common Stock to the rights. If a holder exercises his rights, any basis allocated to those rights will be added to the amount paid for the additional shares of Class B Common Stock in computing the holder's basis in that Class B Common Stock. If the rights are sold, the holder will recognize capital gain or loss equal to the difference between the sales price and the amount of basis, if any, in those rights. The holding period of the rights will include the period for which the Class B Common Stock on which the rights were distributed was held.

  Foreign Personal Holding Company Rules


     The Company or any non-U.S. subsidiary of the Company generally may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year (i) five or fewer individuals who are U.S. citizens or residents for U.S. federal income tax purposes own (directly, indirectly or constructively) more than 50% (by vote or value) of the stock of the Company or of the non-U.S. subsidiary (a "U.S. group") and (ii) at least 60% (reduced to 50% in certain years after the first year of FPHC status) of the gross income (regardless of source), as specially adjusted, of the Company or non-U.S. subsidiary consists of "foreign personal holding company income" as defined for purposes of FPHC rules ("FPHCI"). In general, FPHCI consists of dividends, interest, royalties, annuities, net gains from sales or exchanges of stocks or securities or (in certain circumstances) commodities, rents (in certain circumstances) and certain income from trusts or estates, from personal service contracts and from the use of corporate property by a 25% or greater shareholder. In general, dividends and interest from subsidiaries are FPHCI unless received from a corporation that is a related person (generally, a corporation related through more than 50% common ownership, as defined in Section 954(d) of the Code), that is incorporated in the same foreign country as the recipient of the dividend or interest, that has a substantial part of its assets used in its trade or business located in that same foreign country and that is not a FPHC, provided the dividend or interest is not attributable to FPHCI of the related payor corporation.



     If one or more members of the Parra family were to become U.S. citizens or residents of the United States for U.S. federal income tax purposes, it is possible that the constructive ownership rules for FPHCs would cause a U.S. group to exist and thereby cause the Company or any non-U.S. subsidiary of the Company to satisfy the stock ownership test for a FPHC described in clause (i) in the preceding paragraph. In that event, the Company or any non-U.S. subsidiary of the Company would be a FPHC if it also satisfied the income test for a FPHC described in clause (ii) in the preceding paragraph. At the present time, the Company, which conducts all of its business directly and not through subsidiaries, believes that less than 60% of its income is FPHCI and therefore that the Company does not constitute a FPHC.



     If the Company or any non-U.S. subsidiary of the Company is or becomes a FPHC, each U.S. Holder of an ADS or share of Class B Common Stock who holds the ADS or share on the last day of the taxable year of the Company (which is December 31) or non-U.S. subsidiary or, if earlier, the last day of the taxable year of the Company or non-U.S. subsidiary on which a U.S. group exists with respect to, respectively, the Company or non-U.S. subsidiary, would be required to include in gross income as a deemed dividend the U.S. Holder's pro rata portion of the undistributed net income of the Company or non-U.S. subsidiary (as specially calculated or purposes of the FPHC rules) up to and including the last day on which the U.S. group existed, even if no cash dividend actually were paid. In that case, if the Company were the FPHC, a U.S. Holder would be entitled to increase its tax basis in the ADS or share of Class B Common Stock by the amount of the deemed dividend from the Company. If a non-U.S. subsidiary of the Company were the FPHC, it is not clear that a U.S. Holder would be afforded similar relief. If the Company is or becomes a FPHC, a person who acquires an ADS or share of Class B Common Stock from a decedent would be denied the step-up of tax basis of that ADS or share to fair market value upon the decedent's death that otherwise would have been available but instead would have a tax basis equal to the lower of fair market value and the decedent's basis.


  Passive Foreign Investment Company Rules


     The Company believes, based on the nature of its income and assets, and on its anticipated use of the net proceeds of the Offering, that ADSs and Class B Common Stock should not be treated as stock of a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year (or a preceding taxable year) is passive income or if at least 50% of its assets for the current year (or a preceding year) produce passive income or are held for the production of passive income.

     If the Company is treated as a PFIC, contrary to the discussion above in "United States Taxation -- Taxation of Dividends" and "United States
Taxation -- Taxation of Capital Gains and Losses," a U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of an ADS or a share of Class B Common Stock, and (ii) any "excess distribution" by the Company to the U.S. Holder (generally, any distribution to the U.S. Holder on an ADS or on a share of Class B Common Stock in any taxable year in which total distributions to the U.S. Holder exceed 125 percent of the average annual taxable distributions the U. S. Holder received on the ADS or share of Class B Common Stock during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the ADS or share of Class B Common Stock). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ADS or share of Class B Common Stock, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such prior year. A U.S. Holder who owns an ADS or a share of Class B Common Stock during any year the Company is a PFIC must file IRS Form 8621. The Taxpayer Relief Act of 1997 enacted an elective mark-to-market regime for stock in a PFIC. The new rules, effective for taxable years of U. S. Holders beginning after December 31, 1997, would apply to the exclusion of the rules described immediately above, except generally to the extent that the Company is a PFIC at any time while the U.S. Holder has owned an ADS or a share of Class B Common Stock and the U.S. Holder has not made either the mark-to-market election or an election under current law to treat the Company as a qualified electing fund. Under the mark-to-market rules, a U.S. Holder may elect mark-to-market treatment for his ADSs or share of Class B Common Stock, provided the ADSs or share of Class B Common Stock, for purposes of those rules, constitutes "marketable stock" pursuant to Treasury regulations that have yet to be promulgated. An electing U.S. Holder generally would include as ordinary income in each taxable year an amount equal to the increase, if any, in the value of his ADSs or share of Class B Common Stock for that year (measured at the close of the U.S. Holder's taxable year) and would treat any gain recognized on an actual sale of an ADS or share of Class B Common Stock as ordinary income. An electing U.S. Holder generally would be allowed an ordinary deduction for any decrease in the value of his ADSs or share of Class B Common Stock in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder's basis in an ADS or share of Class B Common Stock would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election generally is irrevocable.

  Controlled Foreign Corporation Rules

     If a foreign corporation is a controlled foreign corporation ("CFC") for an uninterrupted period of at least 30 days during its taxable year, a U.S. person (as defined in Section 957(c) of the Code) who, on the last day in that taxable year, owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of that foreign corporation (a "U.S. Shareholder") must include in gross income certain earnings and profits of the CFC even though those earnings and profits have not been distributed. A foreign corporation is a CFC if more than 50% (by vote or value) of the stock of the foreign corporation is owned by U.S. Shareholders. Even if the Company or a non-U.S. subsidiary of the Company were a CFC, because the holder of ADSs or shares of Class B Common Stock will hold stock of the Company that is not entitled to vote for the election of directors of the Company, a U.S. Holder that owns solely ADSs or shares of Class B Common Stock cannot be a U.S. Shareholder and therefore will not be subject to the rules applicable to CFCs.

  Information Reporting and Backup Withholding

     A U.S. Holder of an ADS or share of Class B Common Stock generally will be subject to information reporting to the U.S. Internal Revenue Service (the "IRS") and to "backup-withholding" of U.S. federal income tax at the rate of 31 percent with respect to dividends paid on and the proceeds of sale of an ADS or share of Class B Common Stock paid within the United States, unless the holder
(i) is a corporation or comes within any of certain other exempt categories and demonstrates that fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability upon furnishing the required information, and a U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS. Although non-U.S. Holders generally are exempt from backup withholding and information reporting on payments made within the United States, a Non-U.S. Holder may be required to comply with applicable certification procedures to establish that it is not a U.S. person in order to avoid the application of those rules.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Shareholders and each of the Underwriters named below (the "Underwriters"), each of the Underwriters has severally agreed to purchase, the respective number of ADSs set forth opposite its name below:


                                                              NUMBER OF
UNDERWRITER                                                     ADSs
-----------                                                   ---------
UBS Securities LLC..........................................
SBC Warburg Dillon Read Inc.................................
Donaldson Lufkin & Jenrette Securities Corporation..........
Lehman Brothers Inc.........................................
                                                              ---------
          Total.............................................  5,500,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the ADSs offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the ADSs offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer the ADSs offered hereby directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of $
per ADS. Any Underwriter may allow, and such dealers may reallow, a concession
not in excess of $     per ADS to certain other dealers. After the ADSs offered
hereby are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Pursuant to the Underwriting Agreement, the Company and the Selling Shareholders granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,379,337 additional ADSs on the same terms as set forth on the cover page hereof. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional ADSs as the number set forth next to such Underwriters' name in the preceding table bears to the total number of ADSs offered by the Underwriters hereby.

     The Company and Conecel Holdings have agreed not to, directly or indirectly, offer, sell, contract to offer or sell or otherwise dispose of any Class A Common Stock, Class B Common Stock, ADSs or any securities which are convertible into or exercisable or exchangeable for Class B Common Stock, or ADSs (other than the ADSs offered hereby), or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, Class B Common Stock or ADSs for a period of 180 days after the date of this Prospectus, without the prior written consent of UBS Securities LLC, on behalf of the Underwriters.

     In the Underwriting Agreement, the Company and, to a limited extent, the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during or after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than have been sold to them by the Company and the Selling Shareholders. The Underwriters may elect to cover any such short position by purchasing ADSs in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this Offering are reclaimed if ADSs previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions if commenced may be discontinued at any time.

     The Underwriters have advised the Company that they do not intend to confirm sales of ADSs to any account over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the ADSs, Class B Common Stock or any other equity securities of the Company in Ecuador, the United States or elsewhere. Consequently, the initial public offering price will be determined by negotiations between the Company and the Underwriters. The factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, general economic conditions and prospects in Latin America generally and in Ecuador, and other factors deemed relevant by the Underwriters.


     An affiliate of SBC Warburg Dillon Read Inc. intends to acquire, for investment purposes, up to 1,500,000 ADSs in the Offering.


     UBS Securities LLC has provided from time to time, and expects to provide in the future, investment banking services to the Company, Conecel Holdings and its affiliates, for which UBS Securities LLC received and expects to receive customary fees and commissions. In consideration for rendering corporate finance advisory services to the Company, Conecel Holdings and its affiliates since May 1995, UBS Securities LLC received warrants to purchase 1,406,250 shares of Class B Common Stock of the Company from Conecel Holdings at an exercise price of $.01 per share and was granted certain demand and "piggyback" registration rights with respect to such warrants. The warrants issued to UBS Securities LLC are not exercisable prior to six months after the consummation of the Offering. See "Certain Relationships and Related Transactions." UBS Securities LLC currently makes a market in the Conecel Notes and Conecel Holdings Notes, both of which are listed and traded on the Luxembourg Stock Exchange.

     Purchasers of the ADSs may be required to pay transfer taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                 LEGAL OPINIONS

     The validity of the ADSs, certain matters as to the tax laws of the United States and certain other matters relating to the Offering will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida and New York, New York. Certain other matters relating to the Offering will be passed upon for the Underwriters by Proskauer Rose LLP. The validity of the Class B Common Stock underlying the ADSs and certain matters as to the tax laws of Ecuador will be passed upon by Estudio Juridico Pareja, Abogados, Ecuadorian counsel to the Company.

     Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. and Proskauer Rose LLP may rely, without independent investigation, upon Estudio Juridico Pareja, Abogados, and Perez, Bustamante y Perez, Estudio Juridico Amado, Abogados, respectively, with respect to matters governed by Ecuadorian law. Estudio Juridico Pareja, Abogados, and Perez, Bustamante y Perez, Abogados, may rely upon Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. and Proskauer Rose LLP, respectively, with respect to matters governed by United States and New York law.

                                    EXPERTS

     The financial statements of the Company included in this Prospectus for the years ended December 31, 1995, 1996 and 1997 have been audited by BDO Binder, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

     On August 5, 1996, Deloitte & Touche Ecuador Cia. Ltda. ("D&T") resigned as the independent auditors of the Company as a result of a disagreement between D&T and the Company with respect to the audit scope D&T considered necessary to provide a basis for an opinion on the Company's financial statements for the fiscal year ended December 31, 1995. The disagreement between the Company and D&T with respect to the scope of D&T's audit related to the manner in which D&T proposed to resolve the discrepancy that existed between the general ledger control account of trade accounts receivable and the balance reflected in the Company's subsidiary records. The stockholders of the Company accepted the resignation of D&T as the independent auditors of the Company at a stockholders' general meeting held on September 10, 1996.

     The Company's audit report for the fiscal year ended December 31, 1994 and the six months ended June 30, 1995 were qualified and noted a disagreement between the Company and D&T regarding the proper treatment of certain monetary corrections under Ecuadorian generally accepted accounting principles ("Ecuadorian GAAP"). At such time, the Company's financial statements were prepared in accordance with Ecuadorian GAAP. In accordance with then current legal requirements, it was the Company's policy to record the results of monetary corrections, including the net unrealized exchange difference arising from foreign currency assets and liabilities, in stockholders' equity. D&T believed that any such gains or losses should have been recorded in the Company's statement of operations as would have been required under Ecuadorian GAAP. The audit report on the Company's financial statements for the six months ended June 30, 1995 was further qualified because of audit scope issues that prevented D&T from (i) reconciling discrepancies between the Company's general ledger and subsidiary records with respect to the Company's accounts receivable,
(ii) determining the proper accounting treatment of certain free airtime usage granted to new subscribers during sales promotions undertaken by the Company in May and June 1995 and (iii) determining whether the Company made adequate provisions for payments that would be due to the government of Ecuador under the Company's cellular license during such period. For both periods, the audit reports disclosed, but were not qualified for, a going concern uncertainty.

     On July 30, 1996, the Company engaged BDO Binder to replace D&T as the Company's independent auditors. BDO Binder has audited the Company's financial statements for the fiscal years ended December 31, 1994, 1995, 1996 and 1997 in accordance with U.S. GAAP and United States generally accepted auditing standards, for inclusion and presentation in this Prospectus. In connection with its audit, BDO Binder addressed and resolved to its satisfaction the issues previously raised by D&T as follows: (i) the discrepancies that existed between the accounts receivable balances reflected in the Company's general ledger control account and the Company's subsidiary records were resolved by recording appropriate adjustments to the Company's statement of operations and balance sheet in order to reflect the lower amounts set forth in the Company's subsidiary records; (ii) free airtime usage granted during sales promotions has been accounted for as costs and is being expensed as incurred in accordance with industry practice; (iii) as disclosed in the 1995 and 1996 financial statements of the Company, the Company has made adequate provisions for payments under the Company's cellular license agreement; and (iv) with regard to the proper treatment of monetary correction under Ecuadorian GAAP, this issue is no longer relevant since the financial statements of the Company are no longer prepared in accordance with such principles. The Company authorized D&T to respond fully to the inquiries of BDO Binder concerning the subject matter of each of the foregoing issues.

                             AVAILABLE INFORMATION

     The Company has filed with the U.S. Securities and Exchange Commission (the "Commission") a Registration Statement on Form F-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the ADSs offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Class B Common Stock and the ADSs offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents filed as exhibits to the Registration Statement are not necessarily complete, although described in all material respects, and, in each instance, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference.

     The Company is registering the ADSs under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is subject to certain informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance therewith, is required to file reports, including annual reports on Form 20-F and other information with the Commission, subject to certain exceptions described below. The Registration Statement and such other materials and information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at the 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W. Washington, D.C. 20549. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company. The ADSs have been approved for quotation on Nasdaq. Reports and other information regarding the Company will be available for inspection at the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington D.C. 20006.

     As a foreign private issuer, the Company will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Under the Exchange Act, the Company will not be required to publish financial statements as frequently or as promptly as U.S. companies.

     The Company will enter into the Deposit Agreement with Bankers Trust Company, as Depositary, regarding the issuance of and rights pertaining to the ADSs. The Company will furnish the Depositary with annual reports, which will include a description of the business of the Company and annual audited financial statements, and quarterly interim earnings reports beginning with the first quarter of 1998, which will include unaudited interim financial information. Such financial statements and financial information will be prepared in conformity with U.S. GAAP. The Company will also furnish the Depositary with semiannual reports in English, which will include unaudited semiannual condensed financial information prepared in accordance with U.S. GAAP. The Depositary has agreed that, upon receipt thereof, it will promptly mail such reports to all record holders of ADRs representing ADSs. The Company will furnish to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary has agreed that it will, to the extent permitted by law, make such notices, reports and communications available to record holders of ADRs and will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders' meeting received by the Depositary. See "Description of American Depositary Receipts."

            CONSORCIO ECUADORIANO DE TELECOMUNICACIONES S.A. CONECEL

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of December 31, 1997 and 1996.............  F-3
Statements of Operations for the Years ended December 31,
  1997, 1996 and 1995.......................................  F-4
Statements of Stockholders' Equity for the Years ended
  December 31, 1997, 1996 and 1995..........................  F-6
Statements of Cash Flows for the Years ended December 31,
  1997, 1996 and 1995.......................................  F-7
Notes to Financial Statements -- Years ended December 31,
  1997, 1996 and 1995.......................................  F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL
Quito, Ecuador

     We have audited the accompanying balance sheet of Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL, as of December 31, 1997 and 1996 and the related statements of operations, stockholders' equity and of cash flows for each of the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years ended December 31, 1997, 1996 and 1995, in conformity with United States generally accepted accounting principles.

January 26, 1998
Quito, Ecuador                            BDO Binder

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                                 BALANCE SHEETS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
ASSETS:
Current:
  Cash and cash equivalents.................................  $  4,701    $   835
  Restricted cash ($16,940 held in escrow for interest and
     $359 held for working capital) (Note A)................    17,299        502
  Certificates of deposit...................................        --      1,663
  Trade receivables, net (Note B)...........................    27,308      4,831
  Other accounts receivables (Note C).......................     7,360      2,076
  Inventories (Note D)......................................     7,356        739
  Prepaid expenses and other (Note L (1))...................     2,429        354
                                                              --------    -------
          Total current assets..............................    66,453     11,000
Trade receivables, long term (Note B).......................     2,339         --
Property and equipment (Note E).............................    74,520     32,156
Telecommunication and satellite systems licenses (Note F)...    52,015      1,698
Deferred charges (Note G)...................................     9,894         --
Goodwill (Notes A and O)....................................    66,265         --
Other assets................................................       120         77
                                                              --------    -------
                                                              $271,606    $44,931
                                                              ========    =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable and credit facility (Note H)................  $ 15,616    $ 8,094
  Accounts payable (Note I).................................    23,991      3,734
  Accrued expenses and other................................     8,910      1,550
  Current maturities of long-term bank loans (Note K).......        --      1,748
                                                              --------    -------
          Total current liabilities.........................    48,517     15,126
Long-term debt and banks loans (Note K).....................   246,000     11,052
                                                              --------    -------
          Total liabilities.................................   294,517     26,178
Commitments and contingencies (Note L)
Stockholders' Equity
  Common stock (Notes M and N)..............................    28,670     28,670
  Accumulated deficit (Note A)..............................   (10,675)    (9,917)
  Effect of push-down accounting (Note A)...................   (40,906)        --
                                                              --------    -------
          Total stockholders' equity (deficit)..............   (22,911)    18,753
                                                              --------    -------
                                                              $271,606    $44,931
                                                              ========    =======

                See accompanying notes to financial statements.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                            STATEMENTS OF OPERATIONS
                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1996        1995
                                                              --------    --------    --------
REVENUES:
  Service Revenues:
  Recurring charges (Note B)................................  $ 65,487    $ 27,223    $ 24,664
  Activation................................................       972       1,069       2,066
  Sales of telephones equipment and accessories.............     8,557       1,532       3,090
                                                              --------    --------    --------
          Total.............................................    75,016      29,824      29,820
COST OF REVENUES:
  Cost of services (includes amortization of $3,155 in
     1997)..................................................   (12,262)     (7,997)     (6,155)
  Cost of equipment sold....................................   (14,763)     (2,336)     (4,150)
                                                              --------    --------    --------
          Total.............................................   (27,025)    (10,333)    (10,305)
                                                              --------    --------    --------
Gross Profit................................................    47,991      19,491      19,515
Operating expenses:
  Selling expenses..........................................    (7,920)     (2,180)     (3,567)
  Marketing expenses........................................    (3,936)     (4,353)     (6,333)
  General and administrative expenses.......................   (12,205)     (7,388)     (5,813)
  Depreciation and amortization.............................    (6,290)     (4,189)     (2,536)
  Settlement related to calling party pays (Note B).........    (3,560)         --          --
  Provision for bad debt (Note B)...........................      (277)         --      (1,946)
                                                              --------    --------    --------
          Total.............................................   (34,188)    (18,110)    (20,195)
                                                              --------    --------    --------
Operating income (loss).....................................    13,803       1,381        (680)
                                                              --------    --------    --------
Other income:
  Interest income...........................................     2,873         556         426
  Other income (Note L (2)).................................       888       1,602         266
                                                              --------    --------    --------
          Total.............................................     3,761       2,158         692
                                                              --------    --------    --------
Other expenses:
  Interest expense..........................................   (20,985)     (3,034)     (5,016)
  Remeasurement (loss) gain.................................    (6,293)     (2,037)        899
                                                              --------    --------    --------
          Total.............................................   (27,278)     (5,071)     (4,117)
                                                              --------    --------    --------
Net loss....................................................  $ (9,714)   $ (1,532)   $ (4,105)
                                                              --------    --------    --------
Net loss per common share...................................  $  (0.13)   $  (0.02)   $  (0.11)
                                                              --------    --------    --------
Weighted average number of common shares outstanding........    75,000      75,000      38,288
                                                              ========    ========    ========

                See accompanying notes to financial statements.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                            STATEMENTS OF OPERATIONS
                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)


                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Pro forma
  Historical net loss.......................................      $ (9,714)
Pro forma adjustments
  For warrants issued in connection with advisory services
     (Note N)(1)............................................        (1,828)
  For warrants issued in connection with the Conecel
     Holdings Notes (Note A)(1).............................        (3,168)
                                                                  --------
Pro forma net loss..........................................      $(14,710)
                                                                  --------
Pro forma net loss per common share.........................      $   (.20)
                                                                  --------
Pro forma average number of common shares outstanding.......        75,000
                                                                  ========


---------------

(1) Assumes an estimated initial public offering price of $3.25 per share, however, the actual price may be higher or lower depending on the market conditions at the time of the initial public offering.


                See accompanying notes to financial statements.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                     EFFECT OF
                                       COMMON STOCK       ADDITIONAL                   PUSH-
                                   --------------------      PAID      ACCUMULATED      DOWN
                                     SHARES     AMOUNT    IN CAPITAL     DEFICIT     ACCOUNTING    TOTAL
                                   ----------   -------   ----------   -----------   ----------   --------
BALANCE, AT DECEMBER 31, 1994....  11,484,000   $ 5,828    $    335     $ (4,280)           --    $  1,883
Net loss.........................          --        --          --       (4,105)           --      (4,105)
Cash contributions...............          --        --      22,507           --            --      22,507
Issuance of common stock.........  13,516,000     5,600      (5,600)          --            --          --
                                   ----------   -------    --------     --------      --------    --------
BALANCE, AT DECEMBER 31, 1995....  25,000,000   $11,428    $ 17,242     $ (8,385)           --    $ 20,285
Net loss.........................          --        --          --       (1,532)           --      (1,532)
Issuance of common stock.........  50,000,000    17,242     (17,242)          --            --          --
                                   ----------   -------    --------     --------      --------    --------
BALANCE, AT DECEMBER 31, 1996....  75,000,000    28,670          --       (9,917)           --      18,753
Net loss.........................          --        --          --       (9,714)           --      (9,714)
Effect of push-down accounting
  (Note A).......................          --        --          --        8,956      $(40,640)    (31,684)
Deemed dividend (Note A).........          --        --          --           --          (266)       (266)
                                   ----------   -------    --------     --------      --------    --------
BALANCE, AT DECEMBER 31, 1997....  75,000,000   $28,670    $     --     $(10,675)     $(40,906)   $(22,911)
                                   ==========   =======    ========     ========      ========    ========

                See accompanying notes to financial statements.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                            STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1996        1995
                                                              ---------    -------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $  (9,714)   $(1,532)   $ (4,105)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization.............................      9,445      4,189       2,536
  Amortization of deferred charges..........................      1,188         --          --
  Provision for uncollectibles..............................        277         --       1,946
  Settlement related to calling party pays..................      3,560         --          --
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  (Increase) in trade and other receivables, net............    (33,937)      (484)     (3,218)
  (Increase) decrease in inventories and prepaid expenses...     (8,692)       911      (1,638)
  Increase in accounts payable, accrued expenses and
     other..................................................     27,617        841       9,667
                                                              ---------    -------    --------
Net cash (used) provided in operating activities............  $ (10,256)   $ 3,925    $  5,188
                                                              ---------    -------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Restricted cash...........................................        502        284        (786)
  Additions to deferred charges.............................     (6,148)        --          --
  Additions to telecommunication and satellite system
     licenses...............................................    (53,643)        --          --
  Sale (purchase) of certificates of deposit................      1,663       (334)     (1,329)
  Additions to property and equipment.......................    (47,931)    (4,830)    (17,928)
  Additions to other assets.................................        (43)        (3)       (111)
                                                              ---------    -------    --------
Net cash used in investing activities.......................   (105,600)    (4,883)    (20,154)
                                                              ---------    -------    --------
Subtotal....................................................  $(115,856)   $  (958)   $(14,966)

                See accompanying notes to financial statements.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                            STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              ---------   --------   --------
Subtotal....................................................  $(115,856)  $   (958)  $(14,966)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term loans..............................     26,065      3,589     62,622
  Payments of short-term loans..............................    (18,543)   (10,889)   (69,704)
  Payment of long-term debt and bank loans..................    (12,800)    (3,060)      (642)
  Increase in long-term debt and bank loans.................    125,000         --     11,500
  Cash contributions........................................         --         --     22,507
                                                              ---------   --------   --------
Net cash provided (used) by financing activities............    119,722    (10,360)    26,283
                                                              ---------   --------   --------
Net increase (decrease) by cash and cash equivalents........      3,866    (11,318)    11,317
                                                              ---------   --------   --------
Cash and cash equivalents at beginning of the year..........        835     12,153        836
                                                              ---------   --------   --------
Cash and cash equivalents at end of the year................  $   4,701   $    835   $ 12,153
                                                              =========   ========   ========
SUPPLEMENTAL CASH DISCLOSURE:
  Cash paid for interest....................................  $   1,307   $  1,676   $  3,947
SUPPLEMENTAL NON CASH DISCLOSURE:
  For effect of push-down accounting (see Note A)

                See accompanying notes to financial statements.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                         NOTES TO FINANCIAL STATEMENTS
                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business description

     Consorcio Ecuatoriano de Telecomunicaciones S.A. Conecel. This Company was established in Quito, Ecuador on June 24, 1993. Its main purpose is the operation of a mobile cellular telephone system, authorized by the Superintendency of Telecommunications in Ecuador. The Company was awarded the cellular service concession and began offering cellular communications service in March 1994, and started the sale of telephone equipment during December 1993. As of December 31, 1997 and 1996, the Company did not have any subsidiaries.

  Accounting principles

     The Company maintains its accounting records in Sucres (S/.). The accompanying financial statements are remeasured using the U.S. Dollar as the functional currency, in accordance with generally accepted accounting principles in the United States of America ("USA-GAAP").

     The Internal Tax Regime Law, issued by the Government of Ecuador, established the requirement as of the tax year 1991 to present financial statements adjusted by inflation.

     The above effects were applied to the local financial statements to comply with new Ecuadorian fiscal requirements, and were reversed in the financial statements with the purpose of presenting them at their cost of purchase, in conformity with USA-GAAP.

  Push-down accounting


     On September 30, 1997, the Company became a subsidiary of Conecel Holdings when Conecel Holdings acquired 85% of the Company. The remaining 15% of the Company is owned by Centro Empresarial, Cempresa C.A. ("Cempresa"), an Ecuadorian corporation that is controlled by the Parra family through its 60% interest. In connection with the acquisition, Conecel Holdings issued units consisting of an aggregate of $121 million of its Series A 14% Secured Notes (the "Conecel Holding Notes") due September 30, 2000 and Warrants (the "Warrants") to acquire an aggregate of 1,633,500 shares of the Company (the "Acquisition"). Holders of the Warrants are entitled to receive additional Warrants in a number equal to 1% of the total shares outstanding as of September 30, 1997 as a result of the Company's failure to complete a public offering prior to March 31, 1998. Approximately 58% of the holders of the Warrants waived such rights to receive additional Warrants. Accordingly, in April 1998 an additional 316,088 shares will be issued to Warrant holders for a total of 1,949,588 shares (Note N).



     In September 1997, an entity controlled by the Parra family agreed to purchase from MasTec, Inc. ("MasTec") the 40% interest in Cempresa not controlled by the Parra family, in exchange for $20.0 million in cash and 7,500,000 shares of the Company's Class B Stock. Pursuant to a definitive stock purchase agreement in December 1997, the Company signed a purchase agreement with MasTec requiring Conecel Holdings to distribute $20 million of the proceeds from the Conecel Holding Notes to MasTec and cause 7,500,000 shares of the Company's Class B Stock owned by Cempresa (Class B Stock will be converted from shares of Class A common stock) to be transferred to MasTec in exchange for the Company's shares. Additionally, the remaining 3,000,000 shares of Class A Stock held by Cempresa, will be transferred to Conecel Holdings. The effect of these transactions, upon completion, is to raise Conecel Holdings ownership in the Company to effectively 89%. In connection, with this transaction, an additional 750,000 shares of Class B Common Stock (at an assumed share price of $3.25) will be transferred to an unrelated third party causing goodwill to increase by an additional $2,437 and a reduction to the effect of push-down accounting by the same amount.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

     Accounting practice prescribed by the Securities and Exchange Commission ("SEC") requires "push-down" accounting to revalue the Company's assets at the time of the acquisitions.

     The financial statements presented reflect the push-down accounting of Conecel Holding's cost of acquiring the Company through the two transactions described above. This accounting includes the push-down of goodwill and adjustments totaling $89.3 million and related debt in the amount of $121 million. For the portion of the acquisition from an entity under common control, a deemed dividend has been pushed-down based on the gain associated with the sale of the related party's investment in the amount of $12.8 million. This amount is included under the effect of push-down accounting.

     The push-down treatment also resulted in the recapitalization of stockholders' equity. As of September 30, 1997, the accumulated deficit in the amount of $8,956 was recapitalized into the effect of push down accounting, and therefore the accumulated deficit as of December 31, 1997, reflects the results of operations from October 1, 1997 to December 31, 1997.

     The push-down treatment resulted in restricted cash of $16,940 held in escrow for interest and $625 for working capital purposes of Conecel Holdings. Any relief of the working capital will be accounted for as a deemed dividend to Conecel Holdings.

     During 1997, Conecel Holdings used $266 of the funds reserved for working capital. This was accounted for as a deemed dividend.

     These changes will affect the future comparability of operating data principally with respect to the amortization of the intangible assets and the interest expense associated with the push-down accounting (see Note P).


     The Company will account for the issuance of the warrants exercisable into Class B Stock, as of the date the Class B Stock is created and its value is determinable, as interest expense and as additional equity to the extent of the fair market value of the warrants. Included in the pro forma net loss in the statement of operations is $3,168 of additional interest expense that will be recognized by the Company at the time that the Class B Stock is created and its value is determinable, and the Conecel Holding's notes are repaid. The interest expense is based on the creation of the Class B Stock and assuming that the Class B Stock will be valued at $3.25 per share in the initial public offering.


  Cash equivalents

     For purposes of the cash flow statement, the Company considers as cash equivalents all the cash amounts on term deposits, with original due dates of three months or less.

  Fair value of financial instruments

     The company's financial instruments consist principally of cash, certificates of deposits, trade receivables, accounts payable, accrued expenses, notes payable and long-term bank loans. The carrying amounts of such financial instruments as reflected in the balance sheet approximate their estimated fair value as of December 31, 1997 and 1996. The estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

  Inventories

     Inventories are stated at the lower of cost or market; cost is determined by the average-cost-method.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

  Property and equipment

     Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred, whereas improvements are capitalized. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets: 10 years for cellular telephone equipment, infrastructure, installations, equipment, furniture and office equipment; 5 years for vehicles, computer equipment, and cellular telephone accessories.

  Telecommunication and satellite system licenses

     The telecommunication licenses and systems are stated at cost. The operating license granted by the Superintendency of Telecommunications is for the rights of the Company to provide mobile cellular telephone services in Ecuador; the systems license is for the rights to provide services of a teleport in the city of Guayaquil, Ecuador, and are amortized on a straight-line basis during a period of 15 years.

  Revenue recognition

     Recurring charges are recognized on a monthly basis according to the terms of the customer agreements. Recurring charges resulting from airtime in excess of the customer agreements is recognized at the time of usage.

     Activation fees are one time charges, which are recognized as revenue at the time payment is received.

     Revenue from sale of telephone equipment and accessories is recognized at the time of sale and subsequent delivery of such equipment.

  Remeasurement of foreign currency and exchange rates

     The Ecuadorian Sucres is the currency of the primary economic environment. Ecuador is considered a highly inflationary economy. As required by Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation, the Company uses the U.S. dollar as its functional currency. As a result, the Company remeasures the financial statements from Ecuadorian Sucres to the U.S. dollar. Nonmonetary assets, liabilities, revenues and expenses are remeasured at the historical exchange rate. Monetary assets, liabilities, revenues and expenses are remeasured at the exchange rate in effect at the date a transaction occurs. Gains and losses related to the remeasurement of monetary assets and liabilities are included in the statement of operations. The Monetary Board of Ecuador established that the official exchange market resulted from the average of U.S. Dollars sales at the interbank market; in this way the official and free market exchange rates have stayed relatively the same. The financial statements were remeasured to U.S. dollars using the free market exchange rate. At December 31, 1997 and 1996, the free market exchange rates were S/4,430 and S/3,631 to $1.00, respectively.

  Income taxes

     The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

  Net loss per share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share." SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB No. 15 "Earnings per Share." It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in 1997 and its implementation did not have a material effect on the financial statements. EPS has been restated for all prior periods presented.

     Net loss per common share is based on the loss for the period divided by the weighted average number of common shares outstanding during each year.

     In accordance with Ecuadorian law, common shares are sometimes issued several months after the capital for such shares is received. However, for purposes of calculating the weighted average number of common shares outstanding, common shares are considered outstanding from the date the capital contribution was made.

  Management estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Stock based compensation

     In October 1995, FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company did not adopt the fair value based method but instead will disclose the pro forma effects of the calculation required by the statement.

  Recent accounting pronouncements

     In March 1994, FASB issued SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for long-lived Assets to be Disposed of." SFAS No. 121 requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of to be included as a component of income from continuing operations before taxes on income. The Company adopted SFAS No. 121 as of January 1, 1996 and its implementation did not have a material effect on the financial statements.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statement issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate the resources and in assessing performance.

     Both SFAS No. 130 and 131, issued in June 1997, are effective for financial statements for periods beginning after December 15, 1995 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

B.  TRADE RECEIVABLES, NET

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997       1996
                                                              -------    ------
EMETEL access (includes IVA Tax)(1).........................  $20,648    $   --
Recurring charges receivables...............................    3,147     5,739
Telephone sales receivables(2)..............................    7,392       660
                                                              -------    ------
                                                               31,187     6,399
Less allowance for doubtful accounts........................    1,540     1,568
                                                              -------    ------
                                                               29,647     4,831
Less long-term portion......................................    2,339        --
                                                              -------    ------
                                                              $27,308    $4,831
                                                              =======    ======

     The allowance for doubtful accounts is established through a charge to the statement of operations. The Company reviews the accounts receivable aging balances on a monthly basis and reserves those balances deemed to be uncollectible.

     During 1995, the Company wrote off certain receivables and determined the appropriate allowance for its doubtful accounts for such year. Subsequently, the Company initiated its prepayment plans for its customers that posed a high credit risk, which reduced the Company's exposure to uncollectible accounts. During 1996, the Company again conducted a detailed accounts receivable analysis and determined that the allowance for doubtful accounts recorded in 1995 was adequate to cover any expected write off from uncollected accounts in 1996.

          (1) On August 10, 1996 in the Official Registry Number 1008, the Regulation on interconnection and connection between telecommunications networks and systems was issued, which establishes the tariffs denominated "access charges," which enable cellular telephone systems companies to bill EMETEL, S.A. ("EMETEL"), the wire telephone service provider owned by the Ecuadorian Government, for the calls made to a subscriber of the cellular network.

          On November 14, 1997, the Company and EMETEL signed a Transactional Agreement concerning the settlement of an action commenced by the Company to collect certain accounts receivables from EMETEL in the amount of $12,431. The Company and EMETEL agreed to settle the above accounts receivables amounting to $6,470. The terms of the settlement are as follows: EMETEL has agreed to make a cash payment in the amount of $1,617 and execute a promissory note to the Company in the amount of $4,853. The note carries an interest rate of 10% per annum and is payable over a 24 month period. Additionally, EMETEL has agreed to offset amounts owed by the Company for interconnection charges in the amount of $2,401 which are included in accounts payable. As a result of the Transactional Agreement, the Company has reflected as of December 1997 a write-off of the receivable accounts in the amount of $3,560 as a charge to operations, included in the settlement related to calling party pays.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

          (2) Relates to service plans which are recovered through normal billings.

C.  OTHER ACCOUNTS RECEIVABLES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Due from related parties:
  Corptilor S.A. (includes interest)........................  $   887    $   614
Tax receivables.............................................    3,015        478
Advances to third parties...................................    2,567        137
Checks returned by the bank.................................      146        103
Others......................................................      745        744
                                                              -------    -------
                                                              $ 7,360    $ 2,076
                                                              =======    =======

D.  INVENTORIES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Cellular telephones.........................................  $ 3,693    $   539
Cellular accessories........................................      141        118
Magnetic cards..............................................       44         52
Teleport cards..............................................       23         30
Inventories in transit......................................    3,455         --
                                                              -------    -------
                                                              $ 7,356    $   739
                                                              =======    =======

E.  PROPERTY AND EQUIPMENT

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Land and building...........................................  $   464    $   456
Cellular telephone system...................................   77,529     34,718
Infrastructure, installation and equipment..................    8,310      4,960
Furniture, equipment and vehicles...........................    3,374      1,612
                                                              -------    -------
                                                               89,677     41,746
Less accumulated depreciation...............................   15,157      9,590
                                                              -------    -------
                                                              $74,520    $32,156
                                                              =======    =======

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

F.  TELECOMMUNICATIONS AND SATELLITE SYSTEM LICENSES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Cellular telephone licenses.................................  $ 2,095    $ 2,095
Satellite system............................................      151        151
Minimum annual guaranteed pre-payment.......................   53,643         --
                                                              -------    -------
                                                               55,889      2,246
Less accumulated amortization...............................    3,874        548
                                                              -------    -------
                                                              $52,015    $ 1,698
                                                              =======    =======

     On September 20, 1996, the Consejo Nacional de Telecomunicaciones CONATEL, authorized the National Telecommunications Secretariat (SNT) to change the payment conditions of the telecommunication licensing rights, accepting a single payment at present value, instead of the installments established in the initial concession contract. Accordingly, the SNT authorized the amount of $51,540 as an advance at present value for the concession rights.

     On January 30, 1997, the Company paid $1,782 to National Telecommunications Secretariat (SNT) as a portion of the full prepayment amount to be paid by the Company and as interest accrued since October 1996 on such amount. This sum was deducted from the total sum of the prepayment.

     On April 30, 1997, the National Telecommunications Secretariat (SNT) and the Company signed a payment agreement for the concession rights prepayment of $53,643, and on May 2, 1997, payment was made. This prepayment will be amortized over the remaining 11 year period using the straight-line method.

     In case of a contract termination, all real estate and equipment, owned by the operator for the provision of mobile cellular telephone service, will become property of the Ecuadorian State through the Superintendency of Telecommunications, which will pay the operator the book value of such assets.

     The Company has accrued the greater of the minimum annual guaranteed or the percentage of gross revenues for each of the years ended December 31, 1997, 1996 and 1995, in order to match the costs with the associated revenues. The Company has recorded in cost of revenues $710 in 1997, $2,326 in 1996, and $1,595 in 1995, in connection with this agreement.

G.  DEFERRED CHARGES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Long-term issuance costs in relation to the Conecel Notes...  $ 6,148    $    --
Long-term secured notes issuance cost attributed to
  push-down accounting (Notes A and K)......................    4,934         --
                                                              -------    -------
                                                               11,082         --
Less accumulated amortization...............................    1,188         --
                                                              -------    -------
                                                              $ 9,894    $    --
                                                              =======    =======

     Corresponds to legal, commission and other expenses incurred in connection with the bond issuance and secured notes, which are amortized, using the interest method, over the five year life of the bond and the three year life of the secured notes.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

H.  NOTES PAYABLE AND CREDIT FACILITY

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Banco Pichincha C.A.
Promissory notes for $4,000 at an annual interest rate of
  10% maturing in July 27, 1998.............................  $ 4,000    $    --
Loan for S/.1.319.200 at a 40% annual interest rate with 179
  days period, maturing on March 28, 1997...................       --        363
Banco Aserval
Promissory notes for $1,800 interest ranging from 11.50% to
  15%, maturing between February 2, 1998 and June 2, 1998...    1,800         --
Northern Telecom International Finance B.V.
Direct financing for the purchase of cellular equipment, to
  180 days term, at the 180-days LIBOR rate plus 8%, per
  year due December 30, 1996 (refinanced at the LIBOR rate
  plus 12% in January 1997).................................       --      7,731
Credit facility for the direct financing of cellular
  equipment, payable quarterly, at an annual interest rate
  of LIBOR plus 7% (currently 13%), maturing October 30,
  1999 and limited to advances through October 30, 1998,
  collateralized by equipment. Upon completion of an initial public offering and meeting certain other conditions, the
  interest rate will change to LIBOR plus 4% on amounts
  outstanding up to $10 million and LIBOR plus 7% on the
  remaining outstanding balance. This credit facility has
  been increased up to an aggregate of $20 million, subject
  to the satisfaction of certain conditions.................    9,816         --
                                                              -------    -------
                                                              $15,616    $ 8,094
                                                              =======    =======

     The weighted average interest rate on notes payable for the years ended December 31, 1997, 1996 and 1995 was 11%, 14.8% and 9.9%, respectively.

I.  ACCOUNTS PAYABLE

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Bank Overdraft..............................................  $   746    $    20
Suppliers and letters of credit.............................   17,817      2,714
Commissions.................................................    1,311         --
Taxes and utilities.........................................    2,735      1,000
Other.......................................................    1,382         --
                                                              -------    -------
                                                              $23,991    $ 3,734
                                                              =======    =======

J.  INCOME TAXES

     At December 31, 1997 and 1996, the Company had an accumulated deficit of $9,425 and $9,917 for financial reporting purposes.

     The Company has net deferred tax assets as of December 31, 1997 and 1996, which consists mainly of the net operating loss carryforwards. Such operating loss carryforwards would result in the recognition of deferred tax assets of $1,885 and $2,479 at December 31, 1997 and 1996. A valuation allowance has been established for the full amount of such deferred tax assets since it is not considered more likely than not that they will be realized.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

     The current Internal Tax Law of Ecuador permits carryforwards of the net losses against future taxable income during the succeeding five years, not exceeding 25% for 1997 and 1996 of the earnings generated in each of those years.

K.  LONG-TERM DEBT AND BANK LOANS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
Bonds, Conecel Notes
  Annual interest at 14% payable semiannually
     due May 2, 2002(1).....................................  $125,000    $    --
Conecel Holdings Notes
  Annual interest at 14% due September 30, 2000
     (Note A)(2)............................................   121,000         --
Corporacion Andina de Fomento (C.A.F.)
  U.S. Dollar loan payments are due in June and December of
     each year with a 2 year grace period...................        --     11,500
Banco del Pichincha C.A.
  Annual interest at 15.75% plus a 1% commission, with
     monthly payments, and matures on December 3, 1998......        --      1,300
                                                              --------    -------
                                                               246,000     12,800
Less the current maturities of the long-term bank loans.....        --      1,748
                                                              --------    -------
                                                              $246,000    $11,052
                                                              ========    =======

---------------

(1) Pursuant to the Conecel Note registration rights agreement as of November 1, 1997 the effective interest rate increased to 14.5% due to the Company's failure to consummate a registered exchange offer by October 31, 1997. On January 6, 1998, the Company consummated a registered exchange offer for the Conecel Notes and the interest rate reverted to 14%. If the Company fails to complete an initial public offering by March 31, 1998 the interest rate on the Conecel Holding Notes increases to 15%. In addition, the rate will increase by an additional 0.5% if the Company does not consummate an exchange offer in connection with such notes by March 31, 1998.


    The Company's operations and financial performance are subject to covenants contained in the Conecel Note indenture that, among other things, limit the Company's ability to incur liens, incur additional indebtedness, dispose of assets, engage in mergers or engage in certain other transactions.

(2) Conecel Holdings Notes are redeemable by the Company at a redemption price equal to 105% of the outstanding principal amount if paid within two years of the closing date, however, if paid within two years of the closing date using proceeds from a public offering, then the redemption price should equal 107% of the outstanding principal amount.

    In connection with this premium, the Company has recognized $1.5 million in additional interest expense during 1997.

    Currently, the Company does not meet certain financial ratios and covenants, and thus is subject to restrictions on the incurrance of additional indebtedness. The holders of the Conecel Holdings Notes and the Warrants waived compliance by Conecel Holdings with certain covenants contained in the Conecel Holdings Indenture, including covenants relating to limitations and indebtedness, restricted payments, limitations on transactions with affiliates and certain restrictions relating to the early redemption of the Conecel Holdings Notes. In addition, pursuant to a supplemental indenture relating to the Conecel Notes, the maximum amount of vendor financing permitted to be incurred by the Company was increased from $10 million to $30 million.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

     The scheduled maturities for these bank loans are as follows:

                                                          YEARS ENDING
                                                          DECEMBER 31,
                                                          ------------
1998....................................................    $     --
1999....................................................          --
2000....................................................     121,000
2001....................................................          --
2002....................................................     125,000
                                                            --------
                                                            $246,000
                                                            ========

L.  COMMITMENTS AND CONTINGENCIES

(1) LEASES

     The Company maintains operating leases on buildings, computer equipment, vehicles, installations, furniture and furnishings, rent expense for the year ended December 31, 1997 and 1996 amounted to $535 and $1,126, respectively.

     The schedule of future minimum lease payments is as follows:

YEAR ENDING DECEMBER 31,
------------------------
1998........................................................  $202
1999........................................................   148
2000........................................................    74
                                                              ----
                                                              $424
                                                              ====

     The Company leases certain vehicles, computer and technical equipment from an Ecuadorian Bank that is controlled by a majority stockholder of the Company.

     The Company has entered into an agreement in the amount of $4,105 to occupy real estate property. In connection with this agreement, the Company has made a deposit of $1,750 which is included in prepaid expenses and other. The Company was required to make a $2,355 payment on November 11, 1997, or incur a 12% annual interest rate on any unpaid portions. The payment has not been made and the Company is currently negotiating the terms of the agreement.

(2) CLAIMS

     On September 16, 1996 the Company presented an administrative claim to the National Telecommunications Secretariat based on new legislation that retroactively clarifies the term "station." The National Telecommunications Secretariat previously referred to "station" as subscribers not cell stations. Based on the earlier definition of "station," the Company paid the partial "C" tariff on the monthly use of frequencies, which originated an excess payment of $677 corresponding to the period December 1993 to August 1996. However, the Company has not provided for the recovery of the $677 excess payment mentioned above. When these values are recovered they will be recorded as "other revenues."

     Due to the calculation mechanisms applied by the Superintendency of Communications, in the years 1993 to 1995, Conecel constituted provisions in the amount of $389. During the year ended December 31, 1996, the Company constituted an additional provision in the amount of $931. As a result of the retroactive change by the Superintendency of Communication's interpretation of the calculation mechanisms, the total provision of $1,320 was reversed in 1996.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

     The Company reversed the 1996 provision through cost of revenues in the amount of $931. The previous years provisions in the amount of $389 are included in other revenues.

(3) TAX REVIEWS

     In 1997, the Company was reviewed for its 1995 tax year, with a resulting assessment to the Company of $91 for income tax and $308 for Value Added Tax. Such assessments are being disputed by the Company, and management and its legal advisors believe they will prevail.

(4) LEGAL PROCEEDINGS

     The Company is from time to time involved in various legal proceedings occuring in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings or any amounts which it may be required to pay by reason thereof would have a material adverse effect on the financial condition or results of operations of the Company.

M.  COMMON STOCK

     The authorized capital for the Company on December 31, 1997 and 1996 was 150 million and 100 million of shares of common stock with a par value of S/.1.000 each. As of December 31, 1997, 75 million shares of the common stock of the Company were issued and outstanding.

     On December 18, 1996, the Company's Board of Directors decided to increase the authorized capital to S/.150,000 million, effective January 17, 1997 (equivalent to US $40,972 at an exchange rate of S/.3.661 per U.S. Dollar on January 17, 1997). There is no deadline to increase paid-in capital up to the new authorized capital.

     Subsequent to December 31, 1997, the Company converted the existing 75,000 shares of common stock into 63,710 shares of Class A common stock, and 11,290 shares of Class B common stock. The shares of Class B common stock consist of 8,250 shares to be transferred in connection with the MasTec agreement and approximately 3,040 shares issued in connection with the conversion of warrants for advisory services and for issuance costs associated with the Conecel Holding Notes.


     Additionally, the Company is in the process of completing an initial public offering where an additional 20,869 shares of Class B common stock will be issued at a price ranging from $3.125 to $3.375 per share.


N.  INDENTURE WITH CONECEL HOLDINGS LIMITED

     Pursuant to the Indenture dated September 30, 1997, between Conecel Holdings Limited (85% stockholder of the Company) and Bankers Trust Company, as trustee (the "Conecel Holdings Indenture"), the Company agreed to among other things, amend its charter documents. Following such amendment, the Company's authorized capital stock will consist of shares of Class A common stock and Class B common stock, which will be substantially similar in all respects except that the Class B stock will only be entitled to vote in extremely limited circumstances and the Class A common stock will be convertible into Class B common stock. As security for its obligations under the Conecel Holdings Indenture, Conecel Holdings Limited has pledged substantially all of its shares of the Company's common stock, or approximately 81% of the total outstanding shares of the Company. The Company also entered into a Dividend and Contribution Agreement with Conecel Holdings Limited pursuant to which the Company has agreed to declare and pay to its stockholders, within 90 days after the end of each fiscal year, all free cash flow (as defined in the agreement); provided, however, that such dividend payment shall at all times be made only to the extent the Company is permitted to so under its terms of the Indenture, date May 2, 1997 between the Company and the Bank of

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

New York, as trustee. In consideration for the Company's agreement to declare and pay dividends, the Company received 31 shares (3%) of the capital stock of Conecel Holdings Limited.


     Each of the holders of the Conecel Holdings Limited notes received, from Conecel Holdings Limited, for every $1,000 of principal, Warrants exercisable into 13.5 shares of Class B stock of the Company at an exercise price of $0.01 per share (Note A). The Company's charter documents were amended on January 23, 1998, to provide for the creation of the Class B stock.



     Additionally, 1,406,250 warrants convertible into an equal number of the Company's shares, were issued to the underwriters in connection with advisory services. The Company will account for the issuance of the warrants, associated with such advisory services, exercisable into Class B stock, as of the date the Class B stock is created and its value is determinable, as advisory services and as additional equity to the extent of the fair market value of the warrants. Included in the pro forma net loss in the statement of operations is $1,828 of additional expense that will be recognized by the Company upon the creation of the Class B Stock and assuming the Class B Stock will be valued at $3.25 per share in the initial public offering.


O.  GOODWILL

     The balance of the Goodwill attributed to the effect of push-down accounting:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1997       1996
                                                           -------    -------
Goodwill.................................................  $66,817    $    --
Less accumulated amortization............................      552         --
                                                           -------    -------
                                                           $66,265    $    --
                                                           =======    =======

     Goodwill is being amortized over 30 years.

P.  PRO FORMA RESULTS

     The following unaudited pro forma summary presents the results of operations of the Company as if the acquisition and push-down adjustments had occurred on January 1, 1996:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1997          1996
                                                         ----------    ----------
Revenues...............................................   $ 75,016      $ 29,824
Net loss...............................................    (24,305)      (22,321)
Net loss per share.....................................      (0.32)        (0.30)

     The unaudited pro forma assumes the amortization of goodwill amounting to $66,817 over 30 years. The interest on the Conecel Holdings Notes in the amount of $121,000, and the amortization of the debt issuance costs amounting to $4,934 over 3 years.

Q.  STOCK OPTION PLAN

     The Company's directors approved the general terms of a 1998 Stock Option Plan (the "Stock Option Plan") for executive officers, key employees and independent contractors of the Company by which they may, through the grant of options, purchase up to 750,000 shares of Class B Common Stock of the Company, participate in the increase in value of the Company's shares.

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL

                (EXPRESSED IN THOUSANDS OF US DOLLARS OR SHARES)

R.  SUPPLEMENTAL INFORMATION


     Assuming the Company was effective with its initial public offering on September 30, 1997 and the net proceeds were used to pay $42,747 of the Conecel Holdings Notes, the pro-forma net loss would be calculated as follows:



                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Historical net loss.........................................    $ (9,714)
Reduction of interest expense...............................       4,235
Reduction of debt offering cost.............................         145
Reduction of 7% premium amortization........................       1,500
Write-off of debt offerings cost............................      (1,743)
7% premium on prepayment of the Conecel Holdings Notes......      (2,992)
Cost associated with the issuance of $1.4 million warrants
  issued to the underwriters (assuming Class B Stock has an
  initial public offering price of $3.25 per share).........      (1,828)
Cost associated with the issuance of 1.95 million warrants
  attached to the Conecel Holdings Notes (assuming Class B
  Stock has an initial public offering price of $3.25 per
  share)....................................................      (3,168)
                                                                --------
Pro forma net loss..........................................    $(13,565)
                                                                --------
Pro forma net loss per share................................        (.17)
                                                                --------
Weighted average number of shares...........................      80,217
                                                                ========

                                                                         ANNEX A

                            THE REPUBLIC OF ECUADOR

     The following information has been derived from public sources and has not been prepared or independently verified by the Company or the Underwriters or any of their respective affiliates or advisers.

     The Company is including the following for general information only. Such information is not, nor is its inclusion herein meant to suggest that it is, all the information concerning Ecuador that is or may be material to an investor. The following information should be read in conjunction with the information set forth under "Risk Factors -- Risks Related to Ecuador." Investors who wish to know more about Ecuador are urged to consult the wide variety of information available from public sources.

GENERAL

     Territory and Population. Located on the north-west coast of South America, the Republic of Ecuador ("Ecuador") covers an area of approximately 270,670 square kilometers. Ecuador borders Peru to the south and the east, Colombia to the north and the Pacific Ocean to the west. Geographically, Ecuador is divided into three distinct regions: the tropical lowlands of the Pacific Coast, the mountains and valleys of the Andean Sierra and the Amazon rain forest of the Oriente, and the Galapagos Islands.

     Ecuador has a population of approximately 12 million inhabitants of which 60% is urban. In 1997, Ecuador's population grew at an estimated annual rate of 2.1%. Guayaquil, located on the coast, is the largest city, with a population of about 2 million. Quito, located in the mountainous interior, is the capital and second largest city in Ecuador, with 1.5 million inhabitants.

     Spanish is the official language, but other languages, primarily Quechua, are also spoken.

     Government and Political Parties. In 1802, Ecuador declared its independence from Spain after almost 300 years of colonial rule. In 1979, after a long succession of civilian and military rule, the armed forces of Ecuador became the first in Latin America to hand power to a democratically elected government.

     Ecuador's constitution provides for three branches of government: (1) the executive branch is headed by the nation's President, who is elected to a non-renewable four-year term, and appoints and leads the Council of Ministers;
(2) the legislative branch which consists of a one-chamber National Congress composed of both national and provincial members; and (3) the judiciary branch which is headed by the Supreme Court and includes various special-purpose courts and lower courts.

     Ecuador's political scene is fragmented, with nearly a dozen different parties represented in Congress. The reform-minded parties include the center-right Partido Social Cristiano (PSC), the Partido Liberal (PL) and interim President Fabian Alarcon's frente Radical Alfarista. The major left wing parties are the Izquierda Democratica (ID), the Partido Roldosisha Ecuatoriano of former President Abdala Bucaram and the Pachakutik party. Other important parties include the centrist party Democracia Popular (DP) and Nuevo Pais.

     Membership in International and Regional Organizations. Ecuador is a member of the United Nations, the Organization of American States, the International Monetary Fund, the International Bank for Reconstruction and Development (World Bank), the Inter-American Development Bank, the Andean Group, the Andean Development Corporation and the Latin American Integration Association. In November 1992, Ecuador resigned from the Organization of Petroleum Exporting Countries. Ecuador expects to become a member of The World Trade Organization, which is the successor to the General Agreement on Tariffs and Trade.

POLITICAL ENVIRONMENT

     Ecuador is a Republic, and under the amended 1979 constitution has a unicameral system of presidential government. Presidents are directly elected by absolute majority for four-year terms. Congress has the right to impeach ministers, and has frequently used this power in the past as a way of stalling government initiatives.

The Constitution also confers considerable veto powers on the President, and establishes that crucial economic measures can be passed through emergency laws.

     The Duran-Ballen administration weathered several crises during its term, including the refusal of Congress to pass several laws which were considered extremely urgent and necessary for its economic reform plans. Among some of those setbacks were Congress' partial vetoes of the State Modernization Law (Ley de Modernizacion del Estado, see "Privatization" above), which was aimed at quickly privatizing certain sectors of the economy. In January 1995, a border conflict with Peru erupted in a disputed land area in the southeastern part of the country. Following the conflict and beginning in August 1995, the country was shaken by a serious deficit in energy production caused by a lack of water in the country's largest hydroelectric facility (Paute). In addition to these two devastating events, 1995 also witnessed a political scandal involving the prior Vice President, Alberto Dahik, who allegedly used public funds for personal benefit. The use of these funds, which were reserved funds designated for "internal and external state security" (Fondos Reservados), through a private bank, caused the President of the Supreme Court to order Mr. Dahik's detention. However, Mr. Dahik fled to Costa Rica to avoid a possible prison term in Ecuador.

     In August 1996, Abdala Bucaram Ortiz, from the "Roldosista Party," won the Presidency in a run-off against the center-right Socialist Democratic party candidate, Jaime Nebot Saadi. President Bucaram was elected on a populist platform which included, among other things, higher wages, spending 30% of the budget on education and building thousands of kilometers of roads. However, in the wake of his victory, President Bucaram announced plans to implement economic reforms, including fixing Ecuador's exchange rate with the dollar, promoting large scale privatizations (including telecommunications, electricity and oil) and tighter controls over fiscal spending and tax collection, and instituting up to a 300% price increases in phone service, cooking gas and electricity. Such erratic changes in economic policy were heavily criticized by Congress, which was controlled by the opposition, and the electorate, whose support for Bucaram plummeted from 67% in August 1996 to 11% in February 1997.

     In February 1997, the Congress voted to remove Bucaram from the Presidency of Ecuador on the grounds that he was "mentally incompetent." Bucaram initially refused to recognize his removal and, immediately thereafter, a brief power struggle ensued among him, Vice President Rosalia Arteaga and Fabian Alarcon Rivera. After episodes of civil unrest, disturbances and demonstrations throughout the country, and a brief two-day assumption of the Presidency by then Vice President Arteaga, Fabian Alarcon Rivera was appointed Interim President by the Congress of Ecuador in February 1997 for the duration of Bucaram's term. A general election will be held in May 1998 to choose a full-term President of Ecuador.

ECONOMY

     As the following table demonstrates, Ecuador has enjoyed steady Gross Domestic Product ("GDP") growth rates since the beginning of the 1990s. The economy expanded 3.3% in 1997. However, GDP growth will slow in 1998 as production in the agricultural sector stagnates due to the climatic phenomenon of El Nino, and adverse commodity prices.

                                                        1991       1992       1993       1994       1995       1996      1997
                                                      --------   --------   --------   --------   --------   --------   -------
Real GDP % change from prior year...................       5.0%       3.6%       2.0%       4.3%       2.3%       2.0%      3.3%
GDP (in millions of $)(1)...........................  11,189.7   12,237.9   14,320.5   16,613.0   17,943.3   18,649.5    19,920

---------------

(1) GDP in nominal sucres converted at the average commercial exchange rate
    (buy) for each year.

Source: Ecuadorian Central Bank

     The major areas that contribute to Ecuador's GDP are: agriculture and fishing, mining and petroleum, manufacturing and commerce. The following tables set forth the relative contribution by each one of the aforementioned sectors, as well as other sectors of the economy:

                             REAL GDP BY SECTOR(3)

                                                                   1997
                                                              ---------------
                                                                        % OF
                                                              AMOUNT    TOTAL
                                                              -------   -----
Agriculture livestock, fishing and forestry.................   39,531    17.4%
Mining and petroleum........................................   32,182    14.2
Manufacturing...............................................   34,955    15.4
Electricity, gas and water..................................    3,109     1.4
Construction................................................    5,461     2.4
Commerce, hotels and restaurants............................   34,157    15.1
Transportation and communication............................   20,543     9.1
Financial, corporate and real estate services(1)............   16,992     7.5
Government, social and domestic services....................   28,770    12.7
Other Elements Of GDP(2)....................................   10,951     4.8
                                                              -------   -----
Gross domestic product......................................   22,665   100.0%
                                                              =======   =====

---------------

(1) Includes banking services.
(2) "Other elements of GDP" include value-added taxes.
(3) Provisional figures in millions of 1975 sucres and as a percentage of GDP.

Source: Ecuadorian Central Bank.

     Trade. Ecuador is highly dependent on foreign trade, with exports accounting for about 27% of GDP. Fishing and agricultural commodities, such as shrimp, bananas and coffee, provide half of all export proceeds. Petroleum and derivatives follow, representing 33% of total shipments while non-traditional exports, such as chemicals and timber, remain low. In 1997, capital goods and raw materials made up 31% and 41% of imports, respectively, while 21% of Equador's foreign purchases were consumer goods. Fuel and lubricants accounted for the rest of imports.

                                BALANCE OF TRADE

                                                                                      JANUARY TO
                                                                                       OCTOBER
                                          1992     1993     1994     1995     1996     1997(1)
                                         ------   ------   ------   ------   ------   ----------
                                                       (MILLIONS OF U.S. DOLLARS)
TRADE
Exports (FOB)..........................   3,101    3,066    3,844    4,411    4,900      3,877
  Petroleum............................   1,345    1,257    1,305    1,560    1,776      1,169
  Non-petroleum........................   1,756    1,809    2,539    2,851    3,124      2,708
Imports (FOB)..........................  (2,083)  (2,474)  (3,282)  (4,057)  (3,680)    (3,331)
                                         ------   ------   ------   ------   ------     ------
Trade Balance..........................   1,018      592      562      354    1,220        543
                                         ======   ======   ======   ======   ======     ======

---------------

(1) Figures for 1997 are provisional.

Source: Ecuadorian Central Bank

                                 EXPORTS (FOB)

                                                                                                JANUARY TO
                                                                                                 OCTOBER
                                     1991      1992      1993      1994      1995      1996      1997(1)
                                    -------   -------   -------   -------   -------   -------   ----------
                                                          (MILLIONS OF U.S. DOLLARS)
Crude Oil.........................  1,059.0   1,259.6   1,152.1   1,185.0     1,395   1,520.8    1,183.1
Petroleum derivatives(2)..........     93.0      85.7     104.5     119.8     164.9     255.2      121.5
Bananas and plantains(3)..........    719.6     683.4     567.6     708.4     856.6     973.0    1,105.2
Coffee and coffee products........    110.0      82.1     117.1     413.8     243.9     159.1       86.0
Shrimp............................    491.4     542.4     470.6     550.9     673.5     631.4      694.2
Cocoa and Cocoa Products..........    112.8      74.9      83.3     101.8     133.0     163.6      116.2
Tuna and other Fish...............     47.0      55.6      54.8      72.9      89.0      89.8       79.5
Other Products(4).................    218.5     317.8     515.6     690.0     854.8   1,112.2      903.3
                                    -------   -------   -------   -------   -------   -------    -------
          Total...................  2,851.3   3,101.5   3,065.6   3,842.7   4,411.2   4,900.1    4,289.0
                                    =======   =======   =======   =======   =======   =======    =======

---------------

(1) Figures for 1997 are provisional.
(2) 1996 figures include exports by the private sector.
(3) From 1995 onward, figures include those from the Programa Nacional del Banano and the Ecuadorian Central Bank.
(4) "Other products" consist of non-traditional primary and manufactured products, including canned seafoods, flowers, vehicles, manufactured metals and chemicals.
Source: Ecuadorian Central Bank

     Balance of Payments. Ecuador has traditionally posted trade surpluses due to the large petroleum revenues as shown in the following table. However, the continued real appreciation of the sucre, low banana and oil prices have, in recent years, resulted in a more rapid rise in imports than exports (with the exception of 1996 when imports fell due to a sluggish economy and a war with
Peru). For the first time this decade, Ecuador is expected to post a trade deficit in 1998 as oil revenues decline due to weak demand and agricultural exports decline due to the effects of El Nino.

     In spite of the traditional trade surpluses, Ecuador's current account often registers large deficits due to significant interest payments. The shortfall, amounted to 2.5% of GDP last year and is expected to widen to 4.7% of GDP in 1998. The country's current account deficits have largely been financed by oil-related foreign direct investment, foreign capital attracted by high interest rates on government debt and multi-lateral official creditors such as the World Bank. As a consequence, Ecuador foreign exchange reserves have increased steadily this decade.

     Inflation. The fight against inflation is one of the monetary authorities' main goals. For this purpose, the central bank traditionally adopts a tight monetary policy. As a consequence, Ecuador has avoided periods of hyperinflation similar to those in Argentina, Peru or Brazil. Nevertheless, the tight monetary policies and austerity measures launched regularly by various governments, e.g., restriction of credit to the public sector and to private business, have been offset by loose fiscal policies and several devaluations. As a result, annual inflation remains well above 20% as shown in the following table.

                                                               ANNUAL
                                                              INFLATION
                                                              ---------
1989........................................................     54.2%
1990........................................................     49.5
1991........................................................     49.0
1992........................................................     60.2
1993........................................................     31.0
1994........................................................     25.4
1995........................................................     22.8
1996........................................................     25.5
1997........................................................     30.7

---------------

Source: Ecuadorian Central Bank

     Monetary Policy. In 1992, the Ecuadorian Central Bank eliminated all restrictions on interest rate controls. Additionally, the Ecuadorian Central Bank reduced reserve requirements to 32% and instituted a new system by which it conducts open market operations through state bonds (Bonos de Estabilizacion Monetaria) ("BEMs"). Pursuant to such open market operations, the Ecuadorian Central Bank has managed the money and exchange markets through the issuance of its own bonds, secondary market initiative and the setting of overnight interest rates. Although no explicit monetary targets were set for the period 1992-1994, the overriding policy was the reduction of the budget deficit through efficient controls on public spending and increased revenues for the state. This policy, coupled with the repatriation of funds that occurred primarily as a result of increased confidence in the government, led to an increase in monetary aggregates without significant inflationary pressures.

     During the Bucaram administration, a policy favoring the constant reduction of interest rates was adopted, and the monetary authorities have supported this policy through intervention by the Ecuadorian Central Bank in order to provide liquidity to the financial system. At the end of 1996, interest rates had dropped substantially to 44% for credit operations and 33.5% for time deposits, as compared to 62.8% and 51%, respectively, at the beginning of the year. In January 1998, the active interest rate was 34% and the passive interest rate was 41%.

     Exchange Rates. In September 1992, the Government of Ecuador devalued the sucre by 35% and established the official sucre/dollar exchange rate in a band of 1,700-2,000 sucres to the U.S. dollar. The new official sucre/dollar exchange rate was approximately 8% higher than the free market rate, which reduced demand for the foreign exchange holdings of the Ecuadorian Central Bank (Banco Central de Ecuador) (the "Central Bank"). This reduction, together with increased demand for sucres caused by the return of flight capital, allowed the Central Bank to accumulate international reserves. In November 1992, the Monetary Board of Ecuador eliminated the requirement that all export receipts be sold to the Central Bank and, since that time, exporters have been permitted to sell such receipts on the free market. The 1,700-2,000 band was eliminated in September 1993, and an official exchange rate was established. Such official exchange rate was adjusted weekly in accordance with the inter-bank sell rate established the previous week. This official rate applied only to the public and petroleum sectors, while private sector operations continued to use the free market rate. In connection with the adoption of its 1994 financing plan, the Ministry of Finance and Public Credit announced its commitment to maintain a unified free market exchange rate for private sector transactions, to abide by the principles of full currency convertibility and to provide equal access to the exchange rate market for all private agents.

     Ecuador adopted a crawling corridor system in December 1994. Since then, the US dollar has traded within a band set by the central bank in accordance with an annual inflation target. In mid-February 1995, the Central Bank took steps to ease pressure on the sucre during the border conflict with Peru. Downward pressure placed on the sucre by public sector strikes and uncertainty over the 1996 elections forced the sucre to the limit of the permitted band in June 1995. The Central Bank followed a round of dollar selling by raising interest rates which had gradually declined since the border conflict. Ecuador's sustained level of high foreign reserves gave the Central Bank considerable leeway in defending the sucre.

     In 1996, the Bucaram Administration proposed a convertibility plan that would obligate the Ecuadorian Central Bank to exchange sucres into foreign currency at a fixed rate of 400 sucres per U.S. dollar. The administration believed that one of the immediate effects of this convertibility plan would be to increase foreign reserves as Ecuador's monetary base is strengthened. However, President Alarcon's economic policies did not support such a convertibility plan and the crawling peg system was maintained in 1997. On March 25, 1998, the Central Bank of Ecuador and Ecuadorian Monetary Board adjusted the "crawling corridor" by shifting the corridor approximately 7.5%, in effect devaluing the Ecuadorian sucre. The government indicated that this adjustment was intended to address high food prices brought on by the effects of El Nino.

     The following table sets forth certain information concerning the exchange rates for transactions in the commercial market involving purchase of dollars as reported by the Ecuadorian Central Bank for the years indicated:

                               EXCHANGE RATES(1)

                                                   PERIOD END         AVERAGE FOR THE PERIOD
                                              ---------------------   -----------------------
YEAR                                             BUY        SELL         BUY          SELL
----                                          ---------   ---------   ----------   ----------
                                                         (SUCRES PER U.S. DOLLAR)
1991........................................   1,280.50    1,301.50    1,099.46     1,100.85
1992........................................   1,843.50    1,846.94    1,586.35     1,587.72
1993........................................   2,040.84    2,043.78    1,916.91     1,919.41
1994........................................   2,277.17    2,279.69    2,195.77     2,197.78
1995........................................   2,924.50    2,926.05    2,563.94     2,566.00
1996........................................   3,631.68    3,633.77    3,189.45     3,191.26

---------------

(1) Exchange rates for transactions in the commercial market involving purchase of dollars as reported by the Ecuadorian Central Bank.

Source: Ecuadorian Central Bank

     The information in the table above is based on the free market exchange rates published by the Ecuadorian Central Bank, which is the average rate for the entire system on the relevant dates. The free market exchange rate at December 31, 1997 was 4,382 sucres per dollar. No representations are made that sucre amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

     Fiscal Policy. Budget surpluses were generated in the second half of the 1980s due to well-conceived fiscal policies. However, fiscal revenues fell sharply in 1991 because of a decline in oil prices and severe losses of several state-owned companies. In addition, a steep rise in external interest payments induced by escalating US interest rates in 1994, the resurgence of the border conflict with Peru in 1995, public-sector wage increases and an easing of policy before the May 1996 elections resulted in a deterioration of the fiscal account from a surplus of 0.2% in 1994 to a deficit of 3% in 1996. The fiscal shortfall remained large in 1997 as reforms were curbed by political uncertainty. The following table shows actual revenues and expenditures for the consolidated non-financial public sector for the period from 1992 through 1996:

SUMMARY OF CONSOLIDATED NON-FINANCIAL PUBLIC SECTOR REVENUES AND EXPENDITURES(1)

                                        % OF             % OF             % OF              % OF                 % OF
                               1992     GDP     1993     GDP     1994     GDP      1995      GDP       1996      GDP
                              -------   ----   -------   ----   -------   ----   --------   -----    ---------   ----
                                                    (BILLIONS OF SUCRES AND PERCENTAGE OF GDP)
REVENUES
Petroleum revenues..........  1,867.6   9.6%   2,376.4   8.7%   2,618.9   7.2%    3,391.8     7.4%     5,001.3    8.4%
Non-petroleum revenues......  2,542.5   13.1   3,734.2   13.6   5,105.3   14.0    6,934.1    15.1      8,274.6   12.9
Public enterprises operating
  result....................  5,696.4    3.1     734.1    2.7   1,160.2    3.2    1,410.9     3.1      1,476.6    2.5
                              -------   ----   -------   ----   -------   ----   --------   -----    ---------   ----
         Total..............  5,006.5   25.7   6,844.7   24.9   8,884.4   24.4   11,736.8    25.5     14,752.5   24.8
EXPENDITURES
Current.....................  3,809.5   19.6   5,006.9   18.2   6,303.6   17.3    9,227.3   209.1     11,760.5   19.8
Capital.....................  1,420.9    7.3   1,866.7    6.8   2,362.2    6.5    3,031.6     6.6      4,771.9    8.0
                              -------   ----   -------   ----   -------   ----   --------   -----    ---------   ----
                              5,230.3   26.9   6,873.6   25.0   8,665.7   23.8   12,258.9    26.6     16,632.4   27.8
                              =======   ====   =======   ====   =======   ====   ========   =====    =========   ====
(Deficit)/Surplus...........   (223.8)  (1.2)    (29.0)  (0.1)    218.7    0.6     (522.1)   (1.1)    (1,779.9)  (3.0)
(Deficit)/Surplus with
  reduction of
  personnel(2)..............   (223.8)  (1.2)    (29.0)  (0.1)    218.7    0.6     (522.1)   (1.1)    (1,779.9)  (3.0)
(Deficit)/Surplus with
  reduction of personnel and
  transfer from/(to) Banco
  Central...................   (340.4)  (1.8)      5.5    0.0     146.5    0.4     (614.9)   (1.3)    (1,780.9)  (3.0)
Primary
  (deficit)/surplus(3)......    714.5    3.7   1,224.4    4.5   1,678.5    4.6    1,483.1     3.2(1)     895.5    1.5

---------------

(1) Figures for each year include payments and receipts made in that year but incurred in prior years.
(2) Reductions of personnel affect the (deficit)/surplus beginning in 1994.
(3) Primary (deficit)/surplus is the consolidated non-financial public sector (deficit)/surplus without taking into account interest payments or interest income.
Source: Ministry of Finance.

     The following table indicates that Ecuador's monetary reserves have steadily increased every year, with the exception of 1995:

                                                                  NET INTERNATIONAL
YEAR                                                             MONETARY RESERVES(1)
----                                                          --------------------------
                                                              (MILLIONS OF U.S. DOLLARS)
1991........................................................              760
1992........................................................              782
1993........................................................            1,254
1994........................................................            1,712
1995........................................................            1,557
1996........................................................            1,831
1997........................................................            2,090

---------------

(1) Figures are for end-of-period.
Source: Ecuadorian Central Bank

PRIVATIZATION

     The government's privatization efforts are run by the National Council for the Modernization of the State (Consejo Nacional de Modernizacion del Estado) ("CONAM"). In late 1993, Congress passed the State Modernization Law (Ley de Modernizacion del Estado) which was aimed at reducing the size of Ecuador's government primarily through the sale to private individuals or entities of state-owned enterprises or licensing agreements to operate certain services in an effort to generate revenues and reduce the government's level of public spending. This law was passed with significant amendments including the exclusion of sale of certain "strategic" industries such as electricity and telephones. However, on November 19, 1997, the Government of Ecuador formed two regional operating entities, Andinatel, S.A. and Pacifictel, S.A., in anticipation of the expected privatization of the state-owned wireline system (formerly known as Emetel, S.A.). The possible privatization of Andinatel, S.A. and Pacifictel, S.A. is scheduled to take place in April 1998. In addition, the government extended several licenses (concesiones) to private individuals or entities in areas previously reserved only to the state such as highways and verifications in ports of entry.

     In addition, the government began the sale of its participation in the country's largest cement plant, La Cemento Nacional (LCN) in 1993. This process was concluded in 1994, together with the sale of a sugar mill and another cement company in which the government had an interest. In 1995, the successful sale of the government-owned airline, Ecuatoriana, was also concluded.

                                                                         ANNEX B

                  GLOSSARY OF CERTAIN TELECOMMUNICATIONS TERMS

     The following terms are used throughout this Prospectus:

AMPS: Advanced Mobile Phone System, is the standard developed for and used in North America and is used widely throughout the world.

ANALOG: A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on transducer in the sending device.

BAND:                        A range of frequencies between two defined limits.

BANDWIDTH:                   The relative range of frequencies that can be
                             passed through a transmission medium without distortion. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in hertz.

BASE STATION:                In mobile telecommunications, the central radio
                             transmitter/receiver that maintains communications with the cellular telephone sets within a given cell. Each cell or microcell has its own base station; each base station in turn is interconnected with other cells base stations and with the public switched telephone network.

CDMA: Code Division Multiple access, a standard of digital cellular technology which allows for multiple conversations to be transported on a single radio carrier using digital "tags." Systems using this standard have not been placed into widespread commercial use.

CELL SITE:                   The location of a transmitting/receiving station
                             serving a given geographic area in a cellular communications system.

CHANNEL: A pathway for the transmission of information between a sending point and a receiving point.

CHURN: Monthly disconnections expressed as a percentage of reported subscribers at the beginning of the month.

DEACTIVATED SUBSCRIBERS
  (DEACTIVATIONS):           Subscribers who have been temporarily deactivated
                             for non-payment and who are subscribers under evaluation by the Company for reactivation or permanent disconnection. Consistent with the company's interpretation of the Secretary of Telecommunications' reporting guidelines and with what the Company believes to be the common interpretation of cellular operators in Ecuador, the Company currently includes these subscribers in the total of reported subscribers.

DIGITAL: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

DISCONNECTED SUBSCRIBERS
  (DISCONNECTIONS):          Subscribers whose access to the network has been
                             permanently disconnected, who subscribers are excluded from the billing system and who have been referred to the collections department or legal counsel for account settlement. These subscribers are not included in the total number of reported subscribers.

HERTZ: The unit measuring the frequency with which an alternating electromagnetic signal cycles between its lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second, kHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz).

MICROWAVE:                   The radio band transmission between 300 MHz 32 hz.

MICROWAVE HOP:               The basic microwave transmission path (link),
                             constituted by a couple of transmitters/receivers.
                             The microwave frequency bank requires "line of sight" between the two sides of the hop. Depending on the distance and topographical conditions, more than one "hop" could be necessary to establish a complete microwave transmission link.

MTSO: Mobile Telephone Switching Office; the computer-controlled MTSO selects the appropriate path for the transmission of a cellular call and monitors the hand-off process. The MTSO allows cellular telephone users to move freely from one cell to another across the service area while continuing their calls.

PENETRATION:                 A cellular operator's subscribers within a defined
                             area divided by total pops within that area.
                             Ecuadorian figures are based on reported, not current, subscribers. Penetration rates for countries other than Ecuador are based on publicly available figures, which may calculate subscribers differently than in Ecuador.

PSTN:                        Public Switched Telephone Network.

REPORTED SUBSCRIBERS:        The subscribers as reported by the Company to the
                             Superintendency of Telecommunications of Ecuador.
                             Consistent with the Company's interpretation of the Ministry's reporting guidelines and with what the Company believes to be the common interpretation of cellular operators in Ecuador, the Company currently includes in such term subscribers who have been temporarily disconnected and are under evaluation by the Company for reconnection or permanent deactivation.

REPEATER:                    A device which automatically retransmits received
                             signals on an outbound circuit, generally in an amplified form.

ROAMING: A service offered by mobile communications providers which allows a subscriber to use his or her cellular telephone while in the service area of another carrier.

SITE OR CELL SPLITTING OR
  SECTORIZATION:             The process of dividing sites or cells into smaller
                             coverage areas by reducing their power output and the antenna height of the station transmitter. Site or cell splitting (or sectoring) allows for the further reuse of frequencies by a mobile communications system.

SWITCH: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA: Time Division Multiple Access, like AMPS, divides the radio spectrum into 30 kHz channels. The distinguishing feature of TDMA is it employs digital techniques at the base station and in the cellular ratio to subdivide each channel into time slots which can be assigned to different users. Voice, data and access information are converted to digital information that is sent and received in bursts over the time slots. These bursts can be encoded, transmitted and decoded in a fraction of time required to produce sound. The result is that only a fraction of the air time is used, and other subscribers can use the remaining time on a radio channel.

======================================================

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with the offering made hereby other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders, the Underwriters or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the securities to which it relates, nor does it constitute an offer to sell, or a solicitation of an offer to buy any securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been a change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                          ---------------------------

                               Table of Contents


                                             Page
                                             ----
Prospectus Summary.........................    1
Risk Factors...............................   10
Use of Proceeds............................   22
Dividend Policy............................   22
Capitalization.............................   23
Dilution...................................   25
Selected Financial and Operating Data......   26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   29
Business...................................   44
Regulatory Framework.......................   65
Management.................................   74
Principal and Selling Shareholders.........   78
Certain Relationships and Related
  Transactions.............................   82
The Conecel Indebtedness...................   84
Description of Capital Stock...............   92
Description of American Depositary
  Receipts.................................   96
Shares Eligible for Future Sale............  104
Taxation...................................  106
Underwriting...............................  112
Legal Opinions.............................  113
Experts....................................  114
Available Information......................  115
Index to Financial Statements..............  F-1
Annex A -- The Republic of Ecuador.........  A-1
Annex B -- Glossary of Certain
  Telecommunications Terms.................  B-1


    Until             , 1998 (25 days after the date of this Prospectus), all
dealers effecting transactions in the ADSs, whether or not participating in this distribution, may be required to deliver a Prospectus. This requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
======================================================
======================================================

                                 CONECEL (LOGO)

                                   CONSORCIO
                                 ECUATORIANO DE
                               TELECOMUNICACIONES
                                  S.A. CONECEL
                          ---------------------------

                               5,500,000 AMERICAN

                               DEPOSITARY SHARES
                               EACH REPRESENTING
                             FOUR SHARES OF CLASS B
                                  COMMON STOCK
                         -----------------------------
                                   PROSPECTUS
                                           , 1998
                          ----------------------------
UBS SECURITIES
      SBC WARBURG DILLON READ INC.
                                DONALDSON, LUFKIN & JENRETTE
                                      SECURITIES CORPORATION

                                 LEHMAN BROTHERS
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. These expenses will be paid by the Company.


                                                               AMOUNT
                                                              --------
Securities and Exchange Commission filing fee...............  $ 48,354
NASD Fee....................................................    16,891
Nasdaq listing fee..........................................    30,000
Legal fees and expenses.....................................   300,000
Accounting fees and expenses................................   125,000
Costs of printing and engraving.............................   106,000
Depositary fees and expenses................................    20,000
Miscellaneous expenses......................................   303,755
                                                              --------
          Total.............................................  $950,000
                                                              ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Directors and officers are severally liable to the Company, the shareholders and third parties for any damages they cause as a result of their negligence or fraud in the execution of their duties. There is a presumption of negligence in cases where they breach their duties or violate the law or by-laws of the Company. Directors and officers also have criminal liability where they mislead the authorities, provide false information or permit, tolerate, order or cover up misinterpretations in the financial statements of the Company.

     Under Ecuadorian law, the Company can not indemnify its directors and officers. The Company's Bylaws (Estatutos) do not provide for indemnification of directors or officers, and the Company presently does not have any director and officer insurance in effect.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Within the past three years, the Company has issued the following unregistered securities:

          1. 14% Notes due 2002 pursuant to an Indenture, dated May 2, 1997, between the Company and The Bank of New York, as trustee.

          2. March 1, 1996 -- Issuance of 50,000,000 shares of common stock to then existing shareholders.

          3. May 10, 1995 -- Issuance of 7,113,741 shares of common stock to Univempro, S.A., an Ecuadorian corporation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
   1.1  --   Form of Underwriting Agreement.
   3.1  --   By laws (Estatutos) of Consorcio Ecuatoriano de
             Telecomunicaciones S.A. CONECEL (the "Company"), as amended.
   4.1  --   Form of Deposit Agreement (including form of ADR).
   4.2  --   Indenture, dated as of May 2, 1997, between the Company and
             The Bank of New York, as Trustee.(1)
   4.3  --   Dividend and Contribution Agreement, dated as of September
             30, 1997, between the Company and Conecel Holdings
             Limited.(1)
   4.4  --   Form of Specimen Class B Common Stock Certificate.
   5.1  --   Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
             P.A., counsel for the Company, as to the legality of the
             securities being registered.
   5.2  --   Opinion of Estudio Juridico Pareja, Abogados, as to the
             legality of the securities being registered.
   8.1  --   Opinion and Consent of Greenberg Traurig Hoffman Lipoff
             Rosen & Quentel, P.A. as to certain United States tax
             matters relating to the ADSs and ADRs.
  10.1  --   Note Purchase Agreement, dated April 29, 1997, between the
             Company and UBS Securities LLC.(1)
  10.2  --   Cellular Concession Agreement, dated August 26, 1993,
             between the Company and the Superintendency of
             Telecommunications of the Republic of Ecuador, as amended
             (English translation).(1)
  10.3  --   International Gateway License Agreement, dated December 9,
             1994, between the Company and the Superintendency of
             Telecommunications of the Republic of Ecuador (English
             translation).(1)
  10.4  --   Internet Concession, dated August 26, 1997.
  10.5  --   Agreement, dated January 15, 1997, between the Company and
             Corptilor, S.A. (English translation).(1)
  10.6  --   Interconnection Agreement, dated April 14, 1994, between the
             Company and Emetel, S.A., as amended (English
             translation).(1)
  10.7  --   Interconnection Agreement, dated August 1994, with
             Telefonos, Agua Potable y Alcantarillado (ETAPA), as amended
             (English translation).(1)
  10.8  --   International Roaming Agreement, dated June 30, 1995,
             between the Company and B&B Group, Inc. (English
             translation).(1)
  10.9  --   International Roaming Agreement, dated October 1, 1996,
             between the Company and BellSouth Comunicaciones S.A.
             (English translation).(1)
 10.10  --   Reciprocal Service Agreement, dated May 18, 1995, between
             the Company and Cocelco S.A. (English translation).(1)
 10.11  --   Reciprocal Service Agreement, dated June 15, 1995, between the Company and Conecel S.A. (English translation).(1)
 10.12  --   Commercial Lease, dated September 26, 1994, between the
             Company and Conecel S.A. (English translation).(1)
 10.13  --   Commercial Lease, dated October 24, 1994, between the
             Company and Leasing Amazonas S.A. (English translation).(1)
 10.14  --   Commercial Lease, dated October 26, 1994, between the
             Company and Leasing Amazonas S.A. (English translation).(1)

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
 10.15  --   Commercial Lease, dated November 26, 1994, between the
             Company and Leasing Amazonas S.A. (English translation).(1)
 10.16  --   Commercial Lease, dated September 18, 1995, between the
             Company and Leasing Amazonas S.A. (English translation).(1)
 10.17  --   Commercial Lease, dated December 11, 1995, between the
             Company and Leasing Amazonas S.A. (English translation).(1)
 10.18  --   Amendment to Commercial Lease, dated January 18, 1996,
             between the Company and Leasing Amazonas S.A. (English
             translation).(1)
 10.19  --   Agreement, dated March 11, 1997, between the Company and
             TeleData World Services, Inc. (English translation).(1)
 10.20  --   Agreement, dated March 11, 1997, between the Company and
             Industrias Ales, S.A. (English translation).(1)
 10.21  --   Warrant Agreement, dated September 30, 1997, among Conecel
             Holdings, the Company and Bankers Trust Company, as Warrant
             Agent.(1)
 10.22  --   Indenture and Security Agreement, dated as of September 30,
             1997, between Conecel Holdings and Bankers Trust Company, as
             Trustee.(1)
 10.23  --   1998 Stock Option Plan.
  12.1  --   Statement re: computation of ratios.
  16.1  --   Letter re Change in Certifying Accountant.(1)
  22.1  --   List of Subsidiaries.
  23.1  --   Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
             P.A. (included in its opinion filed as Exhibit 5.1 and in
             its opinion filed as Exhibit 8.1).
  23.2  --   Consent of Juridico Pareja, Abogados (contained in Exhibit
             5.2).
 *23.3  --   Consent of BDO Binder.
  27.1  --   Financial Data Schedule.


---------------


Unless otherwise indicated, all exhibits have been previously filed.


(1) Incorporated by reference to the Registration Statement on Form F-4 (No. 333-7380), effective November 25, 1997.


*  Filed herewith.


     (b) Financial Statement Schedules.

SCHEDULE
 NUMBER                               DESCRIPTION
--------                              -----------
  1.1    --   Schedule of Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant, will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (4) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quito, Republic of Ecuador, on April 6, 1998.


                                          CONSORCIO ECUATORIANO DE
                                          TELECOMUNICACIONES S.A.
                                          CONECEL

                                          By: /s/ J. FERNANDO COLUNGA
                                            ------------------------------------
                                              J. Fernando Colunga
                                              President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURES                                   TITLE                         DATE
                ----------                                   -----                         ----

          /s/ CARLOS MOSQUERA P.            Chairman of the Board                        April 6, 1998
------------------------------------------
            Carlos Mosquera P.

         /s/ J. FERNANDO COLUNGA            President and Chief Executive Officer        April 6, 1998
------------------------------------------    (principal executive officer)
           J. Fernando Colunga

           /s/ GUIDO PAEZ PUGA              Vice President -- Finance (principal         April 6, 1998
------------------------------------------    financial and accounting officer)
             Guido Paez Puga

        /s/ JAIME AGUILERA BLANCO           Director                                     April 6, 1998
------------------------------------------
          Jaime Aguilera Blanco

        /s/ PEDRO ZAMBRANO LAPENTI          Director                                     April 6, 1998
------------------------------------------
          Pedro Zambrano Lapenti

         /s/ RAFAEL FERRETI PARRA           Director                                     April 6, 1998
------------------------------------------
           Rafael Ferreti Parra

              /s/ LUIS NASR                 Director                                     April 6, 1998
------------------------------------------
                Luis Nasr

              SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE

     Pursuant to the Securities Act of 1933, as amended, the undersigned certifies that he is the duly authorized United States representative of Consorcio Ecuatoriano de Telecomunicaciones S.A. CONECEL and has signed this Registration Statement or amendment thereto in New York, New York, on March 9, 1998.

                                          By: /s/ PAUL SISKA GOYTRE
                                            ------------------------------------
                                                     Paul Siska Goytre
                                              (Authorized U.S. Representative)

                                                                    SCHEDULE 1.1

                          INDEPENDENT AUDITORS' REPORT
                                  ON SCHEDULE

To the Board of Directors
Consorcio Ecuatoriano de Telecomunicaciones S.A. Conecel

     The audits referred to in our report to Consorcio Ecuatoriano de Telecomunicaciones S.A. Conecel, dated January 26, 1998, which is contained in the Prospectus constituting part of this Registration Statement, included the audit of the schedule listed under Part II of this Registration Statement for each of the years ended December 31, 1997, 1996, and 1995. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

     In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

January 26, 1998
Quito, Ecuador                                                        BDO Binder

                                                                    SCHEDULE 1.1

            CONSORCIO ECUATORIANO DE TELECOMUNICACIONES S.A. CONECEL
                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                             BALANCE AT               CHARGED TO                 BALANCE AT
                                             BEGINNING                COSTS AND                    END OF
      ALLOWANCE FOR DOUBTFUL ACCOUNTS         OF YEAR     ADDITIONS    EXPENSES    CHARGE-OFFS      YEAR
      -------------------------------        ----------   ---------   ----------   -----------   -----------
Year ended December 31, 1997...............    $1,568                   $  277        $305         $ 1,540
Year ended December 31, 1996...............    $1,951                   $   --        $383         $ 1,568
Year ended December 31, 1995...............    $    5                   $1,946        $ --         $ 1,951

                  GOODWILL
                  --------

Year ended December 31, 1997...............    $   --      $66,817      $  552        $ --         $66,265

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
  23.3  --   Consent of BDO Binder.